SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

BUSINESS COMBINATION NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Hawk Oil Inc.
(Name of Subject Company)

Hawk Oil Inc.
(Translation of Subject Company's Name into English (if applicable))

Province of Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

APF Energy Inc.
(Name of Person(s) Furnishing Form)

Class A Shares
(Title of Class of Subject Securities)

419902
(CUSIP Number of Class of Securities (if applicable))

Alan MacDonald
APF Energy Inc.
#2100, 144-4th Avenue S.W.
Calgary, Alberta TZP 3N4
Canada
(403) 294-1000

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 27, 2002
(Date Business Combination Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. **Home Jurisdiction Documents**

Offer and Circular dated December 27, 2002
Notice of Guaranteed Delivery
Letter of Transmittal

Item 2. **Informational Legends**

See cover page of the Offer and Circular dated December 27, 2002

No securities commission or similar authority in Canada or the United States of America has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. ***This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should contact your financial, legal or other professional advisor.***

A P F E N E R G Y T R U S T

OFFER TO PURCHASE by
APF ENERGY INC. of
All of the outstanding Class A Shares
Of

HAWK OIL INC.

for $4.80 per share on the basis of, at the election of the shareholder:

0.5079365 of a trust unit of APF Energy Trust (the "Trust Unit Alternative"), for each Class A Share of Hawk
or
$4.80 in cash, subject to an aggregate maximum of $9,194,000 and to proration as described herein (the "Cash Alternative"), for each Class A Share of Hawk
or
a combination of cash and trust units

The Offer by APF Energy Inc. ("**APF Energy**" or the "**Offeror**") is for all Hawk Shares presently outstanding, including all Hawk Shares which may be issued on the exercise of outstanding options, warrants or other rights to purchase Hawk Shares. **The Offer is open for acceptance at any time prior to 2:00 p.m. (Calgary time) on February 3, 2003, unless withdrawn or extended.** The Offer may be withdrawn if, among other conditions, at the expiry of the Offer Period, certificates representing less than 75% (on a "**diluted basis**", as defined herein) of the outstanding Hawk Shares have been deposited under the Offer and not withdrawn.

THE BOARD OF DIRECTORS OF HAWK HAS ANNOUNCED THAT IT HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS ACCEPT THE OFFER.

APF Energy Trust ("**APF**") has entered into Lock-Up Agreements with the Tendering Shareholders pursuant to which the Tendering Shareholders have agreed to deposit an aggregate of 3,271,011 Hawk Shares (which includes 788,900 Hawk Shares issuable upon the exercise of Hawk Options), representing approximately 38.7% of the issued and outstanding Hawk Shares (on a diluted basis), to the Offer, subject to certain conditions, and not to withdraw such shares except in certain circumstances.

Shareholders who intend to accept the Offer should deposit their share certificates, together with the enclosed Letter of Transmittal, properly completed and executed in accordance with the instructions in the Letter of Transmittal at any of the offices of Computershare Trust Company of Canada (the "**Depositary**") listed in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, "Manner and Time of Acceptance – Procedure for Guaranteed Delivery". Persons whose Hawk Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Hawk Shares.

THE DEALER MANAGER FOR THE OFFER IS:

Canaccord Capital Corporation

(cover page continued on the following page)

Questions and requests for assistance may be directed to the Depositary and additional copies of this Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are available from the Depositary at any of its offices set forth in the Letter of Transmittal.

The Hawk Shares are listed and posted for trading on the Toronto Stock Exchange ("**TSX**"). On December 6, 2002, the last trading day prior to the public announcement of the Offer, the closing price of the Hawk Shares on the TSX was $3.40.

The Trust Units are listed and posted for trading on the TSX. On December 6, 2002, the last trading day prior to the public announcement of the Offer, the closing price of the Trust Units on the TSX was $9.40. On December 23, 2002, the closing price of the Trust Units on the TSX was $9.93.

Shareholders should be aware that the disposition of Hawk Shares may have tax consequences. Shareholders are encouraged to consult their own tax advisors. See "Canadian Federal Income Tax Consequences" in the Circular, as applicable.

Notice to Shareholders in the United States

The Offer is made for the securities of a foreign company. The Offer is subject to Canadian disclosure requirements that are different from disclosure requirements of the United States. Financial statements included or incorporated by reference in this document have been prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since the issuer is organized pursuant to the laws of Alberta, that some or all of its officers and directors may be residents of a foreign country and that some or all of the assets of the Offeror and of said persons may be located outside the United States. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Offeror or its affiliates may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

SECURITYHOLDERS SHOULD BE AWARE THAT THE OFFER AND THE OWNERSHIP OF TRUST UNITS MAY HAVE TAX CONSEQUENCES IN THE UNITED STATES THAT ARE NOT DESCRIBED IN THIS OFFER AND CIRCULAR. EACH HOLDER OF HAWK SHARES THAT IS SUBJECT TO UNITED STATES TAXATION SHOULD CONSULT ITS OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF SUCH MATTERS.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

December 27, 2002

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This Offer and Circular contains or incorporates by reference forward looking statements. All statements other than statements of historical fact included or incorporated by reference in this Offer and Circular that address activities, events or developments that the Offeror expects or anticipates may or will occur in the future are forward looking statements, and indicate such things as:

- oil and natural gas reserve quantities and the discounted present value of these reserves;
- the amount and nature of capital expenditures;
- plans for drilling wells;
- prices for oil and natural gas produced;
- timing and amount of future production;
- operating and other costs;
- expectations regarding the ability to raise capital and to continually add reserves through acquisitions and developments;
- business strategies and plans of management; and
- prospect development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond the control of the Offeror, including:

- the impact of general economic conditions;
- industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of oil and natural gas production, and changes in governmental regulation of the oil and natural gas industry, including environmental regulation;
- uncertainty of estimates of oil and natural gas reserves;
- impact of competition, availability and cost of seismic, drilling and other equipment;
- operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- the timing and success of integrating the business and operations of acquired companies.

These factors should not be considered exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements.

ABBREVIATIONS AND DEFINITIONS

In the Offer and the Circular, the abbreviations set forth below have the following meanings:

"M$"	thousands of dollars	**"mcf"**	1,000 cubic feet
"MM$"	millions of dollars	**"mmcf"**	1,000,000 cubic feet
		"bcf"	1,000,000,000 cubic feet
"bbls"	barrels	**"mcf/d"**	one thousand cubic feet per day
"mbbls"	1,000 barrels	**"mmcf/d"**	one million cubic feet per day
"mstb"	1,000 stock tank barrels	**"mmbtu"**	one million BTUs
"mmbbls"	1,000,000 barrels		
"bbl/d"	barrels per day	**"boe"**	barrels of oil equivalent
		"mboe"	1,000 barrels of oil equivalent
"m^3"	cubic metre volume	**"boe/d"**	barrels of oil equivalent per day
"NGL"	natural gas liquids	**"BTU"**	British thermal unit

Note: For the purposes of this document, six mcf of natural gas and one bbl of NGL each equal one bbl of oil, such conversion not being based on either price or energy content.

In the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the capitalized terms set forth below have the following meanings:

"ABCA" means the *Business Corporations Act* (Alberta) and the regulations thereto, as the same may be amended from time to time;

"Acquisition Agreement" means the pre-offer agreement between APF and Hawk dated December 8, 2002;

"APF" means APF Energy Trust;

"ARC" means the Alberta royalty tax credit;

"Business Day" means any day, other than a Saturday, Sunday or statutory or civic holiday, in the City of Calgary, in the Province of Alberta;

"Cash Alternative" means, for each Hawk Share, $4.80 cash, subject to an aggregate maximum of $9,194,000 and to proration;

"Cash Election Shareholders" means those Shareholders who elect to take cash as payment for Hawk Shares tendered to the Offer;

"Cash Election Shares" means that number of Hawk Shares which are tendered to the Offer as of the Initial Take-up Date and which the Shareholders thereof elect to take cash consideration therefor;

"Circular" means the offering circular of the Offeror that accompanies and forms part of the Offer and which is attached hereto;

"Compulsory Acquisition" means an acquisition pursuant to statutory rights of purchase pursuant to Part 16 of the ABCA;

"Corporation" means APF Energy Inc.;

"Dealer Manager" means Canaccord Capital Corporation;

"Deferred Purchase Obligation" means the ongoing obligation of APF to pay to the Offeror and APF Partnership, as applicable, to the extent of APF's available funds, the amount of the adjusted purchase price for additional Canadian resource property acquired by the Offeror and APF Partnership and of certain designated capital expenditures, as partial consideration for the Royalty granted by such parties to APF;

"Depositary" means Computershare Trust Company of Canada at the offices specified in the Letter of Transmittal;

"**diluted basis**" means, with respect to the Hawk Shares, such number of outstanding Hawk Shares calculated at any time assuming that all outstanding options, warrants and other rights to purchase Hawk Shares are exercised;

"**Distributable Income**" means the sum of: (a) the Royalty received by APF together with ARC and interest earned by APF from permitted investments less the sum of APF's share of Crown royalties, APF's share of other Crown charges and the direct cash expenses of APF; and (b) 100% of income from investments by APF in shares, notes and other investments calculated before depreciation, amortization and depletion;

"**Eligible Institution**" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Established Reserves**" means proved reserves plus 50% of probable reserves;

"**Expiry Date**" means February 3, 2003, unless the Offer is extended (pursuant to Section 6 of the Offer herein), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires;

"**Expiry Time**" means 2:00 p.m. (Calgary time) on the Expiry Date;

"**Foreign Jurisdiction**" means any jurisdiction other than Canada and its Provinces;

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd.;

"**Hawk**" means Hawk Oil Inc., a corporation incorporated under the ABCA;

"**Hawk Options**" means the outstanding options to acquire Hawk Shares pursuant to Hawk's stock option plan and any other options, rights or warrants to acquire Hawk Shares;

"**Hawk Shares**" means the Class A Shares in the share capital of Hawk as constituted on the date hereof and includes, where the context so requires, all Class A Shares issued on the exercise of currently outstanding rights, conversion privileges, options or warrants to acquire Class A Shares in the capital of Hawk;

"**Income Tax Act**" means the *Income Tax Act* (Canada), as the same may be amended from time to time;

"**Initial Take-up Date**" means the date that the Offeror first takes up Hawk Shares pursuant to the Offer;

"**Kinwest**" means Kinwest Resources Inc.;

"**Letter of Transmittal**" means the letter of acceptance and transmittal for use in connection with the Offer in the form enclosed herewith which accompanies the Offer and which is incorporated into and forms part of the Offer;

"**Lock-Up Agreements**" means the separate agreements fully executed on December 18, 2002 between APF and the Tendering Shareholders pursuant to which the Tendering Shareholders have agreed to deposit under the Offer, subject to certain conditions, and not to withdraw, except in certain circumstances, an aggregate of 3,271,011 Hawk Shares (which includes 788,900 Hawk Shares issuable upon the exercise of Hawk Options), representing approximately 38.7% of the issued and outstanding Hawk Shares (on a diluted basis);

"**Manager**" means APF Energy Management Inc.;

"**Material Adverse Change**" means: (a) any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of a party which is materially adverse to the business, operations or financial condition of that party; or (b) with respect to Hawk, a previously undisclosed encumbrance of material significance on Hawk's assets; but "**Material Adverse Change**" shall not include a change resulting from: (i) a matter that has been publicly disclosed or of which the other party has been advised of in writing as of the date of the Acquisition Agreement; (ii) a change directly resulting from an action taken by one party to which the other party consented in writing;

(iii) conditions affecting the oil and gas industry in the jurisdictions in which APF or Hawk holds their respective assets, taken as a whole including, without limitation, changes in commodity prices or taxes; or (iv) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;

"**Material Adverse Effect**" means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, prospects or financial condition or affairs of APF or Hawk, as the case may be, on a consolidated basis, other than a change (or any condition, event or development involving a prospective change) (i) which arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to the other party prior to the date hereof, (ii) resulting from conditions affecting the oil and gas industry in the jurisdiction in which APF or Hawk, as the case may be, holds their respective assets, taken as a whole including, without limitation, changes in commodity prices or taxes, or (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;

"**Maximum Cash Consideration Per Share**" means the lesser of $4.80 and the amount determined, as of the Initial Take-up Date, by dividing $9,194,000 by the aggregate of: (i) the total number of Hawk Shares tendered to the Offer as of the Initial Take-up Date for which Shareholders elected to receive cash; and (ii) the total number of Hawk Shares, calculated on a fully diluted basis, less the number of Hawk Shares issuable pursuant to Hawk Options which the holders of such Hawk Options have agreed to cancel, terminate or surrender, that were not tendered to the Offer as of the Initial Take-up Date, other than Hawk Shares held by APF;

"**Minimum Condition**" has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer, "Conditions of the Offer";

"**Notes**" means the promissory notes issued by APF Partnership to APF totaling $24,611,808;

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery for use in connection with the Offer in the form enclosed herewith which accompanies the Offer and which is incorporated into and forms part of the Offer;

"**Offer**" means the offer to purchase the Hawk Shares made by the Offeror on the basis of, at the election of a Shareholder, 0.5079365 of a Trust Unit for each Hawk Share or $4.80 in cash, subject to an aggregate maximum of $9,194,000 and to proration as described herein, for each Hawk Share, or a combination of cash and Trust Units;

"**Offeror**" means APF Energy Inc.;

"**Offer Period**" means the period commencing on December 27, 2002 and ending at the Expiry Time;

"**Properties**" means the working, royalty or other interests of the Offeror and APF Partnership in any petroleum and natural gas rights, tangibles or miscellaneous interests which the Offeror and APF Partnership may own from time to time;

"**Revised Unit Consideration**" means a portion of a Trust Unit determined by multiplying 0.5079365 by a fraction, the numerator of which is the difference between $4.80 and the Maximum Cash Consideration Per Share and the denominator of which is $4.80;

"**Royalty**" means the entitlement to 99% of the Royalty Income derived from the Properties;

"**Royalty Income**" means production revenues from the Properties less the sum of production costs (which include Crown royalties and other royalties), debt service charges, management fees payable to the Manager and general and administrative costs;

"**Saskatchewan Properties**" means oil and gas properties acquired by Alliance Energy Inc. (now APF Energy Inc. by amalgamation) on April 30, 2001;

"**Second Stage Transaction**" has the meaning ascribed thereto under Section 11 of the Offer, "Acquisition of Hawk Shares Not Deposited and Appraisal Rights";

"**Sellco**" means a joint venture partner of Kinwest, all of the securities of which were acquired by the Offeror on May 30, 2002;

"**Shareholder**" or "**Shareholders**" mean, respectively, one or more holders of Hawk Shares;

"**Subsequent Take-up Date**" means each date after the Initial Take-up Date that the Offeror takes up Hawk Shares pursuant to the Offer;

"**Subsidiary**" has the meaning ascribed thereto in the ABCA;

"**Superior Take-over Proposal**" means any *bona fide* written Take-over Proposal which, in the opinion of Hawk's board of directors, acting reasonably and in good faith and after consultation with its financial advisors, constitutes a commercially feasible transaction for which adequate financial arrangements have been made and which could be carried out within a time frame that is reasonable in the circumstances and, if consummated, would likely be superior to the Offer from a financial point of view to Hawk and to Shareholders;

"**Take-over Proposal**" means, in respect of Hawk or its assets, any proposal or offer by an entity other than APF regarding any take-over bid (as defined by applicable securities laws), merger, consolidation, amalgamation, arrangement, recapitalization, restructuring, liquidation, dissolution, reorganization, sale of a material amount of assets, sale of an amount of treasury shares (other than pursuant to the exercise of Hawk Options) such that a purchaser would thereafter beneficially own 20% of the issued and outstanding Hawk Shares, or other business combination or similar transaction involving Hawk other than the Offer;

"**Tendering Shareholders**" means those directors, officers and shareholders of Hawk who executed and delivered Lock-Up Agreements to APF;

"**Trust Indenture**" means the trust indenture of APF dated as of October 10, 1996, as amended and restated, between the Trustee and the Corporation;

"**Trust Unit Alternative**" means, for each Hawk Share, 0.5079365 of a Trust Unit;

"**Trust Units**" means an equal undivided beneficial interest in APF;

"**Trustee**" means Computershare Trust Company of Canada, its predecessors and successors, as trustee of APF;

"**TSX**" means the Toronto Stock Exchange;

"**TSX-V**" means the TSX Venture Exchange and its predecessors;

"**United States**" or "**U.S.**" mean the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"**Unitholder**" or "**Unitholders**" means, respectively, one or more holders of Trust Units;

"**Warrants**" means warrants of APF, each whole warrant entitling the holder thereof to acquire one Trust Unit until May 30, 2003, in exchange for $10.65; and

"**WTI**" means West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.

In this Offer, the Circular and the Letter of Transmittal, references to "**dollars**" and "**$**" are to the currency of Canada and words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and vice versa.

SUMMARY

The following is a summary only of the attached Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery and is qualified in its entirety by the more detailed provisions contained in those documents. Capitalized terms used herein, where not otherwise defined, have the meanings ascribed thereto in the accompanying Abbreviations and Definitions. The information concerning Hawk contained herein and in the Offer and Circular has been taken from, or is based upon, publicly available documents or records on file with Canadian securities regulatory authorities and other public sources.

The Offer

The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, all Hawk Shares presently outstanding and all Hawk Shares which may be issued prior to the Expiry Date on the exercise of outstanding options, warrants or other rights to purchase Hawk Shares.

The basis of the Offer is, at the election of the Shareholder and for each Hawk Share:

(i) 0.5079365 of a Trust Unit (the "**Trust Unit Alternative**"); or

(ii) $4.80 in cash, subject to an aggregate maximum of $9,194,000 and to proration (the "**Cash Alternative**"); or

(iii) a combination of cash and Trust Units.

PROVIDED THAT the maximum aggregate amount of cash consideration payable under the Cash Alternative is $9,194,000. Therefore, on the Initial Take-up Date: (i) the Maximum Cash Consideration Per Share shall be determined and that amount shall be payable to the Cash Election Shareholders for each of the Cash Election Shares so tendered to the Offer; and (ii) if the Maximum Cash Consideration Per Share is less than $4.80, the remainder of the consideration payable to the Cash Election Shareholders shall be by way of delivery of the Revised Unit Consideration for each of the Cash Election Shares.

On each Subsequent Take-up Date, the Cash Election Shareholders, who have tendered to the Offer since the previous date that Hawk Shares were taken up and paid for by the Offeror, shall be entitled to the same consideration as was payable to Cash Election Shareholders on the Initial Take-up Date, being the Maximum Cash Consideration Per Share and, if applicable, the Revised Unit Consideration for each Hawk Share so tendered.

Shareholders are required to elect either the Cash Alternative, the Trust Unit Alternative or a combination thereof under the Offer, for each Hawk Share held. Where no election is made or where the election is not properly made, the depositing Shareholder will be deemed to have elected to receive the Trust Unit Alternative for all of their Hawk Shares deposited under the Offer.

THE BOARD OF DIRECTORS OF HAWK HAS ANNOUNCED THAT IT HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS ACCEPT THE OFFER.

The Offer is made only for the Hawk Shares and is not made for any options, warrants or other rights to purchase such securities. Any holder of such securities who wishes to accept the Offer should exercise the options, warrants or other rights in order to obtain certificates representing Hawk Shares and deposit the same in accordance with the Offer. Any such exercise must be done sufficiently in advance of the Expiry Time to assure the holders of any such options, warrants and other rights that they will have share certificates available for deposit before the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner and Time of Acceptance -Procedure for Guaranteed Delivery".

Time for Acceptance

The Offer is open for acceptance until 2:00 p.m. (Calgary time) on February 3, 2002, unless extended by APF. See Section 3 of the Offer, "Manner and Time of Acceptance".

APF and the Offeror

APF Energy Trust is an unincorporated open-ended investment trust created under the laws of the Province of Alberta pursuant to the Trust Indenture. The Trust Units are listed and posted for trading on the TSX under the trading symbol "AY.UN".

APF's assets consist primarily of the Royalty and the Notes issued by the Offeror to APF. The Notes of the Offeror entitle APF to receive payments of principal and interest in accordance with the terms of the Notes.

Holders of Trust Units are the beneficiaries of APF. Unitholders indirectly receive the benefit of the Royalty consisting of the entitlement to receive an amount equal to the Royalty Income and also indirectly receive the benefit of the interest income on the Notes received by APF from the Offeror.

If Hawk became a wholly-owned subsidiary of the Offeror, Hawk may be amalgamated into or wound-up into the Offeror or an affiliate of the Offeror. It is intended that APF will receive royalty income on the additional revenues generated from oil and gas properties of Hawk.

Distributions

APF makes monthly distributions, on the 15th of the month, to Unitholders of record on the last day of the previous month. **Any Hawk Shares tendered to the Offer and taken up and paid for on or before February 28, 2003 will be eligible to receive the distribution to Unitholders of record on February 28, 2003, payable on or about March 17, 2003.**

Hawk Oil Inc.

Hawk is an exploration and production company, whose principal business is the exploration for, and the development and production of, crude oil and natural gas. Hawk's oil and gas properties are located primarily in the Province of Alberta. The Hawk Shares are listed and posted for trading on the TSX under the trading symbol "HWK".

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the Hawk Shares. See the section of the Circular entitled "Offer for Hawk Shares - Purpose of the Offer".

Acquisition of Hawk Shares Not Deposited

If the Offeror takes up and pays for the Hawk Shares validly deposited under the Offer, APF intends to exercise its statutory rights, if available, to acquire all of the Hawk Shares not deposited under the Offer or will pursue some other means of acquiring such shares. See Section 11 of the Offer, "Acquisition of Hawk Shares Not Deposited and Appraisal Rights".

Manner of Acceptance

Shareholders wishing to accept the Offer must properly complete and duly execute the Letter of Transmittal or a manually signed photocopy thereof and deposit it (together with certificates representing their Hawk Shares and all other documents required by the Letter of Transmittal) at or prior to the Expiry Time, at the office of the Depositary specified in the Letter of Transmittal. **Shareholders whose Hawk Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Hawk Shares.**

Shareholders are advised that use of the mail to transmit certificates representing their Hawk Shares and the Letter of Transmittal is at each holder's risk. The Offeror recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor obtained or that registered mail be used.

All signatures on the Letter of Transmittal, on certificates representing Hawk Shares and, if necessary, on the Notice of Guaranteed Delivery, must be guaranteed by an Eligible Institution, unless otherwise provided.

For detailed information as to the manner in which Shareholders may validly accept the Offer, see Section 3 of the Offer, "Manner and Time of Acceptance" and the Letter of Transmittal.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Hawk Shares pursuant to the Offer and the certificates representing such shares are not immediately available or such holder cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such shares may nevertheless be deposited pursuant to the Offer. See Section 3 of the Offer, "Manner and Time of Acceptance - Procedure for Guaranteed Delivery".

Acquisition Agreement

On December 8, 2002, APF and Hawk entered into the Acquisition Agreement pursuant to which APF agreed to make an offer, either directly or by the Corporation, to purchase all of the outstanding Hawk Shares. In the Acquisition Agreement, Hawk represented that its board of directors had unanimously approved the execution of the Acquisition Agreement, had unanimously determined that it would be in the best interest of Shareholders to recommend acceptance of the Offer to such holders, had determined that the Offer is fair to the Shareholders and is in the best interests of Hawk and the Shareholders and that it would recommend acceptance of the Offer by the Shareholders. Hawk also agreed with APF that, among other things, it would: (a) immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted before the date of the Acquisition Agreement with respect to any actual or potential Take-Over Proposal; (b) not solicit, initiate or encourage (including, without limitation, by way of furnishing information) any inquiries, discussions, negotiations, proposals or offers from any corporation, person or other entity or group (other than APF and its subsidiaries and their respective directors, officers, employees, agents, financial advisors, counsel or other representatives) in respect of any matter or thing which is inconsistent with the successful completion of the Offer and the merger of the operations of APF and Hawk, including any Take-over Proposal; (c) not participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any manner with, or assist or participate in, or facilitate or encourage, an effort or attempt by any other person to do anything mentioned in clause (b) herein; (d) not release any third party from any confidentiality or standstill obligation set forth in any agreement to which Hawk and such third party are parties except for the standstill obligation in connection with a Superior Take-Over Proposal by such third party. The foregoing are subject to certain limited exceptions if certain conditions are met and such action is necessary for the board of directors of Hawk to act in a manner consistent with its fiduciary duties or as required by law. Hawk agreed that it will promptly advise APF of any communication related to a proposed Take-Over Proposal and that it will not enter into any agreement regarding a Superior Take-Over Proposal without providing APF with an opportunity to amend the Offer to provide for substantially similar financial terms to those of the Superior Take-Over Proposal.

Hawk has agreed to pay APF a non-completion fee of $1.5 million in certain circumstances.

See the sections of the Circular entitled "Offer for Hawk Shares - Background to the Offer - Acquisition Agreement" and "Offer for Hawk Shares - Background to the Offer - Non-Completion Fee".

Lock-Up Agreements

Pursuant to the Lock-Up Agreements, the Tendering Shareholders, who hold an aggregate of 3,271,011 Hawk Shares (which includes 788,900 Hawk Shares issuable upon the exercise of Hawk Options), representing approximately 38.7% of the issued and outstanding Hawk Shares (on a diluted basis), have agreed to accept the Offer and deposit such shares in accordance with the terms of the Offer, subject to certain conditions, and not to withdraw such shares except in certain circumstances.

See the section of the Circular entitled "Offer for Hawk Shares - Background to the Offer - Lock-Up Agreements".

Conditions

The Offeror may withdraw or terminate the Offer and not take up and pay for, or may extend the time for taking up and paying for, any Hawk Shares deposited hereunder unless each of the following conditions, as well as all of the other conditions of the Offer set forth in Section 4 of the Offer "Conditions of the Offer" have been satisfied or waived by the Offeror:

(a) at the Expiry Time, and at the time the Offeror first takes up and pays for Hawk Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 75% of the outstanding Hawk Shares (calculated on a diluted basis); and

(b) there shall have been no Material Adverse Change with respect to Hawk since the date of the Acquisition Agreement.

The foregoing conditions are for the exclusive benefit of the Offeror and, subject to the Acquisition Agreement, may be waived by it in whole or in part at its sole option at any time and from time to time without prejudice to any other rights which APF may have. See Section 4 of the Offer, "Conditions of the Offer", for further particulars of the conditions attached to the Offer.

Payment for Deposited Shares

Upon satisfaction or waiver of the conditions of the Offer, the Offeror, as soon as is practicable in the circumstances and in any event within three Business Days after the Expiry Time, shall accept for payment and pay for Hawk Shares validly tendered and not properly withdrawn. Any Hawk Shares deposited pursuant to the Offer after the first date on which Hawk Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit. See Section 5 of the Offer, "Payment for Deposited Shares".

Rights to Withdraw

All deposits of Hawk Shares pursuant to the Offer are irrevocable except as provided in Section 7 of the Offer, "Rights to Withdraw".

Canadian Federal Income Tax Consequences

Shareholders resident in Canada who deposit Hawk Shares pursuant to the Offer will be required to report the sale as a taxable transaction for Canadian federal income tax purposes and may realize a capital gain or loss. The consequences arising on a Second Stage Transaction will depend upon the form of the transaction and the consideration offered. See the section of the Circular entitled "Canadian Federal Income Tax Consequences".

Selected Financial and Pro-Forma Financial Information

The following table sets out certain financial information for the Trust and the Offeror, Kinwest and the Sellco Properties, Alliance and the Saskatchewan Properties and Hawk and pro-forma consolidated financial information for the Trust/APF Energy after giving effect to the Offer and certain other adjustments. **The following information should be read in conjunction with the unaudited Pro-Forma Consolidated Financial Statements of the Trust set forth under "Pro-Forma Consolidated Financial Statements".**

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited Pro-Forma Consolidated Financial Statements. The unaudited Pro-Forma Consolidated Financial Statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Offer actually occurred at the time contemplated by the notes to the unaudited Pro-Forma Consolidated Financial Statements.

The information presented below and in "Pro-Forma Consolidated Financial Statements" assumes all of the Hawk Shares are exchanged for aggregate consideration of $37.50 million (before transaction costs) comprised of $9.91 million in cash and 2,919,016 Trust Units with an attributed value of $9.45 each.

	For the year ended December 31, 2001					
	The Trust/APF Energy	Alliance(1)	Saskatchewan Properties(1)	Kinwest/Sellco(2)	Hawk	Pro-Forma Consolidated
($ thousands)	(audited)(3)	(unaudited)	(unaudited)	(audited)(3)	(audited)(3)	(unaudited)
Oil and natural gas sales (net of royalties)	54,675	4,104	6,792	18,302	11,780	95,654
Operating expenses	13,086	721	2,291	5,547	3,005	24,650
Income before taxes and minority interests for the year	13,319	2,288	4,653	9,147	4,917	14,966

	For the nine month period ended September 30, 2002			
	The Trust/APF Energy	Kinwest/Sellco(2)	Hawk	Pro-Forma Consolidated
($ thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Oil and natural gas sales (net of royalties)	50,156	8,204	10,605	68,965
Operating expenses	13,778	1,959	3,035	18,771
Income before taxes and minority interests for the period	5,251	2,253	3,831	5,066

Notes:

(1) Financial information for Alliance is for the three months ended February 28, 2001 and for the Saskatchewan Properties is for the four months ended April 30, 2001.

(2) Financial information for Kinwest/Sellco is for the five months ended May 30, 2002.

(3) Financial information, while not audited, is derived from audited financial statements.

	As at September 30, 2002			
	APF (1)	Hawk (1)	Pro forma Adjustments (2)	Pro forma Consolidated (2)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands of Canadian dollars, except share amounts)			
Total assets	274,961	30,445	50,672	356,078
Bank debt and working capital	58,057	8,401	13,503	79,961
Shareholders'/Unitholders' equity	141,795	12,518	15,066	169,380
Weighted average units outstanding – basic (thousands for the nine months ended September 30, 2002)	19,864			25,188

Notes:

(1) The APF consolidated financial information was obtained from APF's unaudited consolidated financial statements for the nine months ended September 30, 2002, and the Hawk consolidated financial information was obtained from Hawk's unaudited consolidated financial statements for the nine months ended September 30, 2002.

(2) The unaudited Pro-Forma Consolidated Financial Statements are not necessarily indicative of results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results of operations that may be obtained in the future.

See "Pro-Forma Consolidated Financial Statements" for adjustments.

The pro-forma information does not include acquisitions that are not deemed to be significant acquisitions.

Selected Actual Operational Information

The following table sets forth certain operational information with respect to the Trust and APF Energy, Kinwest and Sellco and Hawk as at and for the periods indicated.

	APF Energy(2)	Kinwest/Sellco	Hawk
Proved Reserves(1)(2)			
(before royalties)			
Crude oil and NGLs (mbbl)	11,740	5,185	3,747
Natural gas (mmcf)	44,141	2,535	11,717
Established Reserves(1)(2)			
(before royalties)			
Crude oil and NGLs (mbbl)	13,545	6,555	4,677
Natural gas (mmcf)	50,984	3,067	14,319
Present Worth Value of Reserves ($000)(1)(2)			
(Escalated Prices, 10% discount rate)			
Proved Reserves	142,611	47,854	51,513
Established Reserves	157,867	57,190	60,515
Production			
(before royalties, year ended December 31, 2001)(2)			
Crude oil and NGLs (bbl/d)	4,271	1,598	776
Natural gas (mcf/d)	15,529	1,578	4,735
Oil equivalent (boe/d at 6 mcf/boe)	6,936	1,861	1,565
Production			
(before royalties, nine months ended September 30, 2002)(3)			
Crude oil and NGLs (bbl/d)	4,630	1,475	752
Natural gas (mcf/d)	17,876	1,252	7,181
Oil equivalent (boe/d at 6 mcf/boe)	7,609	1,683	1,949
Undeveloped Land Holdings			
(net acres, as at December 31, 2001)	109,513	30,070	16,836

Notes:

(1) The proven and probable reserve volumes and values for the properties of Kinwest and Sellco are based upon a report by GLJ dated November 30, 2001 and effective October 1, 2001 and mechanically updated to October 1, 2002 in a report dated September 23, 2002; for the Offeror are based upon a report of GLJ effective January 1, 2002, as summarized in the AIF of the Offeror; and for Hawk are based upon a report of GLJ effective October 1, 2002.
(2) APF Energy includes Alliance and the Saskatchewan Properties.
(3) APF Energy includes Kinwest/Sellco Properties for the month of June 2002.

Soliciting Dealer Group

Canaccord Capital Corporation has been retained to act as dealer manager in connection with the Offer and to solicit acceptances of the Offer. The Dealer Manager has undertaken to form a soliciting dealer group comprising members of the Investment Dealers Association of Canada and members of Canadian stock exchanges in Canada to solicit acceptances of the Offer. See the section of the Circular entitled, "Offer for Hawk Shares – Soliciting Dealer Group".

Depositary

The Offeror has engaged Computershare Trust Company of Canada as the Depositary for the receipt of certificates from Shareholders in respect of Hawk Shares and Letters of Transmittal deposited under the Offer.

No brokerage fees or commissions will be payable by any Shareholder who accepts the Offer by depositing their Hawk Shares directly with the Depositary.

Shareholders should contact the Dealer Manager or the Depositary or their broker or dealer for assistance in accepting the Offer and in depositing Hawk Shares with the Depositary.

OFFER

December 27, 2002

TO: THE HOLDERS OF HAWK SHARES

1. The Offer

The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, all Hawk Shares presently outstanding and all Hawk Shares which may be issued prior to the Expiry Time on the exercise of outstanding options, warrants or other rights to purchase Hawk Shares.

The basis of the Offer is, at the election of the holder and for each Hawk Share:

(i) 0.5079365 of a Trust Unit (the "**Trust Unit Alternative**"); or

(ii) $4.80 in cash, subject to an aggregate maximum of $9,194,000 and to proration (the "**Cash Alternative**"); or

(iii) a combination of cash and Trust Units.

PROVIDED THAT the maximum aggregate amount of cash consideration payable under the Cash Alternative is $9,194,000. Therefore, on the Initial Take-up Date: (i) the Maximum Cash Consideration Per Share shall be determined and that amount shall be payable to the Cash Election Shareholders for each of the Cash Election Shares so tendered to the Offer; and (ii) if the Maximum Cash Consideration Per Share is less than $4.80, the remainder of the consideration payable to the Cash Election Shareholders shall be by way of delivery of the Revised Unit Consideration for each of the Cash Election Shares.

On each Subsequent Take-up Date, the Cash Election Shareholders, who have tendered to the Offer since the previous date that Hawk Shares were taken up and paid for by the Offeror, shall be entitled to the same consideration as was payable to Cash Election Shareholders on the Initial Take-up Date, being the Maximum Cash Consideration Per Share and, if applicable, the Revised Unit Consideration for each Hawk Share so tendered.

In lieu of fractional Trust Units, each registered Shareholder accepting the Offer that would otherwise receive a fraction of a Trust Unit will receive cash for such fractional interest computed on the basis of $9.45 per Trust Unit. If a Shareholder (registered or beneficial) deposits more than one certificate for Hawk Shares which are taken up under the Offer, the consideration to be paid to such Shareholder will be computed on the basis of the aggregate number of Hawk Shares deposited by such Shareholder.

Shareholders may elect either the Cash Alternative, the Trust Unit Alternative or a combination thereof for each Hawk Share held. Where no election is made or where the election is not properly made, the depositing Shareholder will be deemed to have elected to receive the Trust Unit Alternative for all of their Hawk Shares deposited under the Offer.

THE BOARD OF DIRECTORS OF HAWK HAS ANNOUNCED THAT IT HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS ACCEPT THE OFFER.

The Offer is made only for the Hawk Shares and is not made for any options, warrants or other rights to purchase such securities. Any holder of such securities who wishes to accept the Offer should exercise the options, warrants or other rights in order to obtain certificates representing Hawk Shares and deposit the same in accordance with the Offer. Any such exercise must be done sufficiently in advance of the Expiry Time to assure the holders of any such options, warrants and other rights that they will have share certificates available for deposit before the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner and Time of Acceptance –Procedure for Guaranteed Delivery".

The accompanying Circular, Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

The Offer is subject to certain conditions as detailed in Section 4 of the Offer, "Conditions of the Offer". If such conditions are met or waived, the Offeror will take up and pay for the Hawk Shares duly deposited and not withdrawn under the Offer in accordance with the terms hereof. All of the terms and conditions of the Offer may be waived or modified (subject to applicable law) by the Offeror, without prejudice to any other right which the Offeror may have, by notice in writing delivered to the Depositary at its principal office in Calgary, Alberta.

2. Definitions

Certain terms used in this Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are defined in "Abbreviations and Definitions".

3. Manner and Time of Acceptance

Letter of Transmittal

To accept the Offer, certificates representing the Hawk Shares, together with a properly completed and duly executed Letter of Transmittal or a manually signed photocopy thereof and all other documents required by the Letter of Transmittal, must be received at or prior to the Expiry Time by the Depositary at the office listed in the Letter of Transmittal.

All signatures on the Letter of Transmittal, on certificates representing the Hawk Shares and, if necessary, on the Notice of Guaranteed Delivery, must be guaranteed by an Eligible Institution, unless otherwise provided.

In lieu of depositing certificates representing the Hawk Shares with the Depositary, such certificates may be deposited in compliance with the procedure for guaranteed delivery set forth below at or prior to the Expiry Time.

If a Letter of Transmittal is signed by a person other than the registered holder of the Hawk Shares deposited therewith, the certificate must be endorsed or accompanied by appropriate security transfer or stock power of attorney duly and properly completed by the registered holder. **The signature on such certificate, transfer or power of attorney must be guaranteed by an Eligible Institution.**

The deposit of the Hawk Shares pursuant to any of the procedures described above will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Hawk Shares pursuant to the Offer and the certificates representing such Hawk Shares are not immediately available or such holder cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such Hawk Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, in the form enclosed with this document or a manually signed photocopy thereof, is received by the Depositary at or prior to the Expiry Time at its office listed in the Letter of Transmittal; and

(c) the certificates representing deposited Hawk Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal or a manually signed photocopy thereof covering such Hawk Shares and any other documents required by such Letter of Transmittal, are received at the same office of the Depositary, prior to 5:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary **and must include a signature guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.**

General

In all cases, payment for Hawk Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Hawk Shares and a properly completed and duly executed Letter of Transmittal or a manually signed photocopy thereof covering such shares, with signatures guaranteed if so required in accordance with the instructions contained in the Letter of Transmittal and any other required documents.

The method of delivery of certificates representing the Hawk Shares, the Letter of Transmittal and all other required documents is at the option and risk of the depositing Shareholder. The Offeror recommends that such certificates and documents be delivered by hand to the Depositary and a receipt be obtained. If such certificates or documents are mailed, the Offeror recommends that registered mail, return receipt or acknowledgement of receipt requested, be used and that proper insurance be obtained.

Holders of Hawk Shares registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact the nominee for assistance in depositing Hawk Shares.

The execution by a Shareholder of a Letter of Transmittal irrevocably appoints the Offeror as the true and lawful agent, attorney and attorney-in-fact and proxy of such holder with respect to the Hawk Shares deposited therewith and purchased by the Offeror (the "**Purchased Securities**") and with respect to any dividends, distributions, payments, securities, rights, assets or other interests (collectively, as used in this paragraph, the "**Other Securities**") declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after December 8, 2002, effective from the date that the Offeror takes up and pays for the Purchased Securities (the "**Effective Date**"), with full power of substitution, in the name and on behalf of such Shareholder, to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the books of Hawk and to exercise any and all of the rights of such Shareholder in respect of the Purchased Securities and any Other Securities including, without limitation, the right to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities and Other Securities, revoke any such instruments, authorizations or consents given on or prior to or after the Effective Date and designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the holder thereof, all as set forth in the Letter of Transmittal. Further, a Shareholder who executes the Letter of Transmittal, unless otherwise agreed to by the Offeror, agrees, among other things, from and after the Effective Date:

(a) not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Hawk;

 (i) not to exercise any or all of the other rights or privileges attached to any Purchased Securities or Other Securities; and

 (ii) to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder thereof.

At the Effective Date, all prior proxies given by the holder of such Purchased Securities with respect thereto and to such Other Securities shall be revoked and no subsequent proxies may be given by such holder with respect thereto. A Shareholder who executes a Letter of Transmittal covenants to execute, upon request, any additional documents necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and any Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, personal representatives, successors and assigns of the Shareholder.

The deposit of Hawk Shares pursuant to the procedures herein will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer including the depositing Shareholder's representation and warranty that:

(a) such person has full power and authority to deposit, sell, assign and transfer the Hawk Shares and any Other Securities being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer such Hawk Shares or Other Securities to any other person;

(b) such Shareholder owns the Hawk Shares and any Other Securities within the meaning of the applicable securities laws;

(c) the deposit of such Hawk Shares and any Other Securities complies with applicable securities laws; and

(d) when such Hawk Shares and any Other Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Hawk Shares or Other Securities deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and the depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which may be unlawful to accept under the laws of any applicable jurisdiction. The Offeror reserves the right to waive any defect or irregularity in the deposit of any Hawk Shares or Other Securities. The Offeror's interpretation of the terms and conditions of the Offer will be final and binding.

There shall be no obligation on the Offeror or the Depositary to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to the provisions of the Acquisition Agreement, the Offeror may withdraw or terminate the Offer and not take up and pay for, or may extend the period of time during which the Offer is open, and postpone taking up and paying for the Hawk Shares deposited, unless all of the following conditions are satisfied or waived by the Offeror:

(a) at the Expiry Time, and at the time the Offeror first takes up and pays for Hawk Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 75% of the outstanding Hawk Shares (calculated on a diluted basis) (the "**Minimum Condition**");

(b) all requisite regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges and other securities authorities) shall have been obtained on terms and conditions satisfactory to the Offeror in its sole discretion, acting reasonably, and all applicable statutory or regulatory waiting periods shall have expired or been terminated and no objection or opposition shall have been filed, initiated or made by any governmental agency or regulatory authority during any applicable statutory or regulatory period which shall not have been withdrawn, defeated or overcome which has or will likely have a Material Adverse Effect on the Offeror's ability to take up and pay for all of the Hawk Shares tendered to the Offer or complete a Compulsory Acquisition or any subsequent acquisition transaction or which, in the sole discretion of the Offeror, acting reasonably, is or would be materially adverse to the business of Hawk or to the value of the Hawk Shares to the Offeror;

(c) (i) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Hawk carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgement of the Offeror, acting reasonably:

  (A) has the effect or may have the effect of cease trading the Hawk Shares, or enjoining, prohibiting or imposing material limitations, damages or conditions on the making of the Offer, or the purchase by, or the sale to, the Offeror of the Hawk Shares or the right of the Offeror to own or exercise full rights of ownership of the Hawk Shares;

  (B) has had or, if the Offer was consummated, would result in, a Material Adverse Change in respect of Hawk or, in the case of (ii) above, would have a Material Adverse Effect on Hawk or the Offeror; or

  (C) has a Material Adverse Effect on the completion of any Compulsory Acquisition or any Second Stage Transaction;

(d) the Offeror shall have determined in its sole judgement, acting reasonably, that there does not exist any prohibition at law against the Offeror making the Offer or taking up and paying for all of the Hawk Shares under the Offer or completing any Compulsory Acquisition or Second Stage Transaction in respect of any Hawk Shares not acquired under the Offer;

(e) (i) Hawk shall not have breached, or failed to comply with, in any material respect, any of its material covenants, representations, warranties or other obligations under the Acquisition Agreement, and

(ii) all representations and warranties of Hawk contained in the Acquisition Agreement shall have been true and correct in all material respects as of the date of the Acquisition Agreement and shall not have ceased to be true and correct in any material respect thereafter; provided that Hawk has been given notice of and three Business Days to cure any such breach, failure to comply or misrepresentation;

(f) the Acquisition Agreement shall not have been terminated and no material provision of the Acquisition Agreement shall have been held by a court, securities commission or other regulatory authority to be invalid or unenforceable in accordance with its terms; and

(g) there shall have been no Material Adverse Change in respect of Hawk since the date of the Acquisition Agreement.

The conditions described above are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances or, subject to the Acquisition Agreement, may be waived by the Offeror in its sole discretion, at any time and from time to time before the Expiry Time without prejudice to any other rights which the Offeror may have under the Offer.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice by the Offeror to that effect. If the Offer is withdrawn, the Offeror shall not be obligated to take up and pay for any Hawk Shares deposited under the Offer and the Depositary will promptly return all certificates for deposited Hawk Shares and the Letters of Transmittal to the persons by whom they were deposited.

5. Payment for Deposited Shares

Upon satisfaction or waiver of the conditions of the Offer, the Offeror shall, as soon as is practicable in the circumstances and in any event within three Business Days after the Expiry Time, accept for payment and pay for Hawk Shares validly tendered under the Offer and not properly withdrawn. Any Hawk Shares deposited pursuant to the Offer after the first date on which Hawk Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit.

The Offeror will pay for the Hawk Shares purchased by it pursuant to the Offer by providing the Depositary with sufficient Trust Units and monies for transmittal to Shareholders whose Hawk Shares are purchased. The Depositary will act as the agent of persons who have deposited Hawk Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons.

Settlement with Shareholders will be effected by the Depositary by forwarding to each holder of Hawk Shares a certificate for the Trust Units issuable pursuant to the Offer or a cheque for the cash amount payable pursuant to the Offer or both, as applicable. Unless otherwise directed in the Letter of Transmittal, the cheque and the certificate representing Trust Units will be issued in the name of the registered holder of the Hawk Shares so deposited.

Fractional Trust Units will not be issued. In lieu of fractional Trust Units cash will be paid for such fractional interest computed on the basis of $9.45 per Trust Unit for each registered Shareholder.

Unless the person who deposits the Hawk Shares instructs the Depositary to hold the Trust Units (and if the Shareholder elects to receive the Cash Alternative, the cheque) for pick-up by checking the appropriate box in the Letter of Transmittal, Trust Units (and if applicable, the cheque) will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no address is therein specified, the Trust Units (and if applicable, the cheque) will be forwarded to the address of the holder as shown on the Shareholders' register maintained by Hawk.

If any deposited Hawk Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Hawk Shares than are deposited pursuant to the Offer, certificates for unpurchased Hawk Shares will be returned, without expense, to the depositing Shareholder promptly following the Expiry Date or the Offeror's withdrawal and termination of the Offer.

If the Offeror is delayed in its purchase of or payment for the Hawk Shares or is unable to purchase or pay for such Hawk Shares for any reason, then, without prejudice to the Offeror's rights hereunder, deposited Hawk Shares may be retained by the Depositary on behalf of the Offeror and may not be withdrawn except to the extent that tendering Shareholders are entitled to withdrawal rights as set forth in Section 7 of this Offer, "Rights to Withdraw", or pursuant to any applicable law or the Lock-Up Agreements. The reservation by the Offeror of the right to delay the purchase of or payment for the Hawk Shares is limited by the securities laws of certain jurisdictions.

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Hawk Shares on the purchase price of the Hawk Shares regardless of any delay in such payment.

Certificates for Trust Units and cheques which are mailed in accordance with this section shall be deemed to have been delivered at the time of delivery to the post office. In the event of an interruption of mail services, certificates and cheques will be made available in accordance with Section 8 of this Offer, "Mail Service Interruption".

6. Extension and Variation of the Offer

Unless withdrawn or extended, the Offer is open for acceptance at the places of deposit set forth in the Letter of Transmittal until 2:00 p.m. (Calgary time) on February 3, 2003. The Offeror may, from time to time during the Offer Period (or otherwise as permitted by law and in accordance with the terms of the Acquisition Agreement) vary certain terms of the Offer. Any such variation of the Offer or extension of the Expiry Time may be made by the Offeror giving notice to the Depositary at its principal office in Calgary, Alberta. Upon the delivery of such notice, the Expiry Time and Expiry Date shall be deemed to be extended to the time and date specified in such notice or the Offer shall be deemed to be varied in the manner described therein, as the case may be. The Offeror will, as soon as practicable after giving any such notice, make a public announcement of the extension or variation. In addition, the Offeror will provide a copy of such notice to the Dealer Manager and, the TSX and will cause the Depositary to mail a copy of any such notice to Shareholders as required by applicable laws.

Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary, Alberta.

Applicable securities legislation provides that the Offer may not be extended by the Offeror where all the terms and conditions of the Offer have been complied with or waived by the Offeror, unless the Offeror first takes up and pays for all the Hawk Shares deposited under the Offer and not withdrawn.

If there is a variation in the terms of the Offer or a change in the information contained in the Offer and Circular which is within the control of the Offeror and which would reasonably be expected to affect a Shareholder's decision to accept or reject the Offer, the period during which the Hawk Shares may be deposited pursuant to the Offer shall not expire before ten days after the notice of variation has been delivered, unless otherwise permitted by applicable law. An extension of the Expiry Date or a variation of the Offer shall not constitute a waiver by the Offeror of any of its rights under Section 4 of this Offer. If the price being offered for the Hawk Shares is increased by the Offeror, the increased price will be paid to all Shareholders whose Hawk Shares are taken up pursuant to the Offer, whether or not such shares were taken up by the Offeror before the variation.

7. Rights to Withdraw

All deposits of Hawk Shares pursuant to the Offer are irrevocable except as provided below. Other than the Shareholders who have executed Lock-Up Agreements (See the section of the Circular entitled "Information Concerning the Offeror and Hawk - Arrangements Between the Offeror and Shareholders of Hawk"), any Hawk Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time, provided that the Hawk Shares have not been taken up by the Offeror prior to the receipt by the Depositary of a notice of withdrawal in respect of such Hawk Shares; subject to the rights of depositing Shareholders to withdraw their Hawk Shares if such shares have not been paid for within three Business Days after take up.

In addition, if a notice of change in respect of the information contained in this Offer and the Circular or in respect of any notice of change or variation is delivered to the Shareholders whose Hawk Shares were not taken up at the date of the occurrence of the change or there is a variation of the terms of the Offer (other than by an increase in the consideration offered for the Hawk Shares with any extension of the time for deposit being for a period not greater than ten days after the notice of variation is delivered), any deposited Hawk Shares not then taken up and paid for may be withdrawn by or on behalf of the depositing Shareholder at their place of deposit at any time up to and including the tenth day after the day on which the notice of change or variation is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

Withdrawal of deposited Hawk Shares must be effected by notice in writing of withdrawal which must be made by or on behalf of the Shareholder by whom or on whose behalf such Hawk Shares were deposited and must be received by the Depositary at the office at which such Hawk Shares were deposited. Any such notice of withdrawal must:

(a) be made by a method, including telegraphic communications, that provides the Depositary with a written or printed copy;

(i) be signed by or on behalf of the person who signed the Letter of Transmittal accompanying the Hawk Shares which are being withdrawn or by or on behalf of the person who signed the Notice of Guaranteed Delivery;

(ii) specify such person's name, the number of Hawk Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Hawk Shares to be withdrawn; and

(iii) be actually received by the Depositary within the time specified above.

For the purpose of obtaining physical possession of the deposited share certificates so withdrawn, the signature on the notice of withdrawal must be guaranteed by an Eligible Institution.

None of the Offeror, the Dealer Manager or the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal nor shall they incur any liability for failure to give such notification.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See the section of the Circular entitled "Statutory Rights".

All questions as to the validity (including the time of receipt) and form of notices of withdrawal shall be determined by the Offeror in its sole discretion and such determination shall be final and binding. See Section 3 of the Offer, "Manner and Time of Acceptance - General".

8. Mail Service Interruption

Notwithstanding the provisions of the Offer or the Letter of Transmittal, certificates for Trust Units and, if applicable, cheques issued in payment for the Hawk Shares purchased pursuant to the Offer and certificates for any Hawk Shares or other relevant documents to be returned will not be mailed if the Offeror determines in its sole discretion that delivery by mail may be delayed, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Persons entitled to share certificates, cheques or documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Hawk Shares, in respect of which the certificate for the Trust Units and, if applicable, the cheque, are being issued, were deposited. Notwithstanding Section 5 of this Offer, share certificates, cheques or documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholders at the appropriate office of the Depositary. Notice of any determination regarding mail service delay or interruption made by APF shall be given in accordance with Section 9 of this Offer, "Notice and Delivery".

9. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Shareholders if:

(a) it is mailed by first class mail postage prepaid to the registered holders of Hawk Shares at their respective addresses appearing in the registers for such Hawk Shares maintained by Hawk and will be deemed to have been received on the first Business Day following mailing; or

(b) it is given in such other manner as may be permitted by applicable law.

These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under this Offer, except as otherwise provided, will be deemed to have been properly given and to have been received by the Shareholders, as the case may be, if:

(a) it is given to the TSX for dissemination through its facilities; and

(i) if it is published once in the nationally circulated edition of *The Globe and Mail*, provided that if the national edition of *The Globe and Mail* is not being generally circulated, publication thereof shall be made in *The National Post* or any other daily newspaper of general circulation in the cities of Calgary and Toronto.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address noted for the Depositary as set forth in the Letter of Transmittal.

10. Market Purchases and Sale of Hawk Shares

The Offeror has no present intention of acquiring beneficial ownership of Hawk Shares while this Offer is outstanding other than pursuant to this Offer. However, the Offeror reserves the right to, and may, acquire Hawk Shares by making purchases through the facilities of TSX, subject to applicable law, at any time and from time to time during the Offer Period. The Offeror will not make any purchases of Hawk Shares through the facilities of TSX until the third clear trading day following the date of the Offer. The aggregate number of Hawk Shares acquired by the Offeror through the facilities of the TSX during the Offer Period shall not exceed 5% of the outstanding Hawk Shares as of the date of the Offer. If the Offeror should purchase Hawk Shares in the market, the Hawk Shares so purchased shall be counted in determining whether the Minimum Condition has been fulfilled.

Although the Offeror has no present intention to sell the Hawk Shares acquired under the Offer, it reserves the right to make or enter into any arrangement, commitment or understanding at or prior to the Expiry Time to sell the Hawk Shares taken up under the Offer after the Expiry Time.

11. Acquisition of Hawk Shares Not Deposited and Appraisal Rights

Compulsory Acquisition

The purpose of the Offer is for the Offeror to acquire all outstanding Hawk Shares, including Hawk Shares which may become outstanding on the exercise of options, warrants and rights to purchase Hawk Shares. Upon completion of the Offer, APF intends to utilize any statutory rights of purchase pursuant to Part 16 of the ABCA that may be applicable.

Part 16 of the ABCA provides that if, by the Expiry Date or within 120 days after the date of the Offer, the Offer is accepted by the holders of not less than 90% of the outstanding Hawk Shares not owned by or on behalf of the Offeror or an affiliate or associate of the Offeror, the Offeror may be entitled, but is not obligated, to acquire the remaining Hawk Shares held by persons who did not accept the Offer or by subsequent transferees of such persons (collectively, the "**Dissenting Offerees**") pursuant to Part 16 of the ABCA on the same terms as the Hawk Shares acquired under the Offer.

To exercise such statutory right, the Offeror must give notice (the "**Offeror's Notice**") by registered mail to each Dissenting Offeree of the proposed acquisition within 60 days after the date on which the Expiry Time occurred and in any event within 180 days after the date of the Offer. Within 20 days of giving the Offeror's Notice, the Offeror must pay or transfer to Hawk the amount of money or other consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with Part 16 of the ABCA, within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the Hawk Shares held by the Dissenting Offeree to Hawk and, within 60 days after the date on which the Offeror's Notice was sent, the Dissenting Offeree is required to elect to either transfer such shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such shares by notifying the Offeror and by applying to the Court of Queen's Bench of Alberta to fix the fair value of that Dissenting Offeree's Hawk Shares. If a Dissenting Offeree fails to notify the Offeror and apply to the Court of Queen's Bench of Alberta within the foregoing 60-day period, the Dissenting Offeree will be deemed to have elected to transfer his or her Hawk Shares to the Offeror on the same terms as the Hawk Shares acquired under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of the Hawk Shares held by the Dissenting Offeree, the Offeror also has the right to apply to the Court of Queen's Bench of Alberta to fix the fair value of the Hawk Shares of that

Dissenting Offeree. Any judicial determination of the fair value of the Hawk Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is a summary only. Reference should be made to Part 16 of the ABCA for the complete text of the relevant statutory provisions. The provisions of Part 16 of the ABCA are complex and may require strict adherence to notice and timing provisions, failing which rights may be lost or altered. Hawk Shareholders who wish to be better informed about the provisions of Part 16 of the ABCA should consult their legal advisors.

In the decision of the Ontario Court (General Division) in *Shoom* v. *Great-West Life, Inc.* (1998), 40 O.R. (3d) 722, aff'd (1998), 42 O.R. (3d) 732 (C.A.), the Court considered the rights of the shareholder who did not tender his shares to a take-over bid under which shareholders were offered a choice of consideration consisting of cash or securities, subject to proration in the event that shareholders in the aggregate elected more than the maximum number of securities offered. The proration provisions used under the take-over bid resulted in all of the securities available for issuance under the bid being issued to shareholders on the first take-up date under the bid with no securities remaining available for issuance to dissenting shareholders under a statutory Compulsory Acquisition procedure. The Court held that a dissenting shareholder was entitled to receive no less favourable treatment than any other shareholders who had tendered to the bid, notwithstanding that the maximum number of securities issuable under the bid had already been issued by the offeror to shareholders who had tendered under the bid. The Offeror believes that the prorating provisions of the Offer (which differ from those considered in the *Shoom* case) would apply in a manner consistent with the principles adopted by the court in *Shoom*.

See "Canadian Federal Income Tax Consequences" for a discussion of the tax consequences to Hawk Shareholders in the event of a Compulsory Acquisition.

Second Stage Transactions

If the Offeror takes up and pays for Hawk Shares deposited under the Offer and the statutory right to carry out a Compulsory Acquisition is not available, or the Offeror elects not to pursue such right, the Offeror reserves the right (and intends to do so in the appropriate circumstances if the Offeror considers it necessary or desirable) to pursue other means of acquiring, directly or indirectly, all of the issued and outstanding Hawk Shares in accordance with applicable law. In order to effect such a transaction, the Offeror may seek to cause a special meeting of the Hawk Shareholders to be called to consider an amalgamation, a statutory arrangement, a capital reorganization or another transaction involving Hawk and the Offeror or an affiliate of the Offeror (a "**Second Stage Transaction**") for the purpose of enabling the Offeror to acquire all of the Hawk Shares not acquired under the Offer. If the Minimum Condition is satisfied, the Offeror should have acquired sufficient Hawk Shares to carry out the acquisition of all the remaining Hawk Shares. In any amalgamation, statutory arrangement or other transaction, the holders of Hawk Shares may have the right to dissent under the ABCA and to be paid the fair value for their Hawk Shares, with such fair value to be determined by a court.

Each of the methods of acquiring the remaining outstanding Hawk Shares described above, other than the statutory right to carry out a Compulsory Acquisition, would be a "**going private transaction**" within the meaning of certain applicable Canadian securities legislation, rules and regulations (the "**Securities Regulations**"), Ontario Securities Commission Rule 61-501 ("**Rule 61-501**") and Commission des valeurs mobilières du Québec ("**CVMQ**") Policy Q-27 ("**Policy Q-27**"). The Offeror understands that Policy Q-27 would not apply to any Second Stage Transaction undertaken in connection with the Offer, based on information that Hawk has not made a distribution under a prospectus or a prospectus exemption in Québec. In the event that Policy Q-27 is applicable to the Offer, the following disclosure relating to Policy Q-27 should be carefully considered by Shareholders. The Offeror expects Rule 61-501 will apply to any Second Stage Transaction undertaken in connection with the Offer.

In the case of Rule 61-501, a going private transaction includes a method that would result in the interest of a holder of Hawk Shares (the "**affected securities**") being terminated without the consent of the holder irrespective of the nature of the consideration provided in substitution therefor (subject to certain exceptions) and, in the case of Policy Q-27 and the Securities Regulations, a going private transaction includes a method that would terminate a holder's interest without the consent of the holder and without the substitution therefor of an interest of equivalent value in a participating security of Hawk, a successor to the business of Hawk, a person who controls Hawk or a person who controls a successor to the business of Hawk. The transaction could also be a "**related party transaction**" for the purposes of Rule 61-501 and Policy Q-27 (if applicable). The Offeror expects that any Second Stage Transaction will be a going private transaction under the Securities Regulations, Rule 61-501 and Policy Q-27 (if applicable) and will also be a related party transaction for the purposes of Rule 61-501 and Policy Q-27 (if applicable). However, under Rule 61-501, the provisions regulating a related party transaction are not applicable if the transaction is a going private transaction carried out in accordance with the rule.

Rule 61-501 and Policy Q-27 (if applicable) provide that, unless exempted, a person proposing to carry out a related party transaction or a going private transaction is required to prepare, under the supervision of the issuer of the affected securities, a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Securities Regulations impose a similar requirement to include a summary of a valuation in a take-over bid circular where the offeror thereunder anticipates that a going private transaction (as defined in the Securities Regulations) will follow the take-over bid. The Offeror currently intends that a Second Stage Transaction would take the form of an amalgamation of Hawk and a wholly-owned subsidiary of the Offeror whereupon Hawk Shareholders would receive redeemable preferred shares of the amalgamated entity in exchange for their Hawk Shares, which would then be redeemed for Trust Units and cash on the same basis as Trust Units and cash are being exchanged for Hawk Shares under the Offer. To the extent required, the Offeror intends to rely on available exemptions or to seek waivers pursuant to Rule 61-501 and Policy Q-27 (if applicable) exempting the Offeror, Hawk or their affiliates, as appropriate, from the requirements to prepare a valuation in connection with any Second Stage Transaction.

Under Rule 61-501, a Second Stage Transaction of the form described above would likely be considered a going private transaction but would be exempt from the valuation requirements normally applicable to going private transactions provided that: (i) such transaction is completed not later than 120 days after the Expiry Time; (ii) the intent to effect the transaction was disclosed in the take-over bid circular; (iii) the consideration offered under such transaction is at least equal in value and is in the same form as that paid under the take-over bid; and (iv) the take-over circular contains certain required disclosure respecting the transaction. Accordingly, the Offeror anticipates that the Offeror will be able to avail itself of such valuation exemption under Rule 61-501.

Depending on the nature and terms of any Second Stage Transaction proposed in respect of Hawk, the provisions of the ABCA may require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Hawk Shares at a meeting duly called and held for the purpose of approving the Second Stage Transaction. Rule 61-501 and Policy Q-27 (if applicable) would also generally require that, in addition to any other required securityholder approval, in order to complete a related party transaction or a going private transaction, the approval of a simple majority in the case of Rule 61-501 or, in the case of Policy Q-27 (if applicable), a two-thirds majority (depending on the nature of the transaction and the nature and value of the consideration offered), of the votes cast by "minority" holders of the affected securities must be obtained.

Under Rule 61-501, a simple majority of the "minority" vote is required for both a related party transaction and a going private transaction. Under Policy Q-27 (if applicable), in the case of a related party transaction, a simple majority of the "minority" vote is required unless, where a formal valuation is required, the value of the consideration to be paid is less than the value or the simple average of the high and low ends of the range of values arrived at by the formal valuation. In that case, a two-thirds majority of the "minority" vote is required. Under Policy Q-27 (if applicable), the necessary level of securityholder approval required with respect to a going private transaction is a simple majority of the "minority" vote unless: (i) the consideration offered is payable wholly or partly other than in cash or the right to receive cash within 35 days of approval of such transaction; or (ii) if a formal valuation is required and the consideration is payable entirely in cash and is less in amount than the per security value, or the simple average of the high and low ends of the range of per security values arrived at by the formal valuation, in which case the necessary level of securityholder approval is a two-thirds majority of the votes cast by "minority" holders of the affected securities. To the extent that the Second Stage Transaction proposed by the Offeror constitutes a related party transaction and discretionary waivers have not been obtained by the Offeror, a simple or two-thirds majority of the votes cast by "minority" shareholders would have to be obtained depending on the range of per Hawk Share values arrived at by a formal valuation.

In relation to the Offer and any subsequent related party transaction or going private transaction, Rule 61-501 and Policy Q-27 (if applicable) generally provide that the Offeror may treat Hawk Shares acquired pursuant to the Offer as "minority" Hawk Shares and vote them in favour of such a related party transaction or going private transaction: (i) if the intent to effect a related party transaction or going private transaction was disclosed at the time of the Offer; (ii) if either a summary of a valuation was provided at the time of the Offer or no valuation was required at law in respect of the Offer; (iii) if the consideration per security in the related party transaction or going private transaction is at least equal in value to the consideration paid under the Offer; and (iv) in the case of Rule 61-501, if the consideration per security in the related party transaction or going private transaction is in the same form as the consideration paid under the Offer, and the Hawk Shareholder tendering such Hawk Shares to the Offer is treated identically to all other Hawk Shareholders and does not receive, directly or indirectly, consideration of greater value than that received by all other Hawk Shareholders.

Policy Q-27 (if applicable) further provides that in determining the number of Hawk Shares acquired pursuant to the Offer that may be counted as part of the "minority" in connection with the approval of any Second Stage Transaction, Hawk Shares tendered to the Offer pursuant to a Lock-Up Agreement by a person or persons who participated in the negotiation of the Acquisition Agreement may not be counted in calculating the "minority" approval of the Second Stage Transaction. The

Tendering Shareholders include at least two officers or directors of Hawk who could be said to have participated in the negotiation of the Acquisition Agreement. Accordingly, if applicable, absent the Offeror obtaining discretionary relief from the CVMQ, any Hawk Shares acquired from such Tendering Shareholders may not be counted in calculating the "minority" approval of any Second Stage Transaction.

In relation to the Offer and any subsequent related party transaction or going private transaction, the "minority" shareholders will include (absent discretionary relief from the OSC and the CVMQ, as applicable) the Offeror with respect to Hawk Shares acquired pursuant to the Offer on the basis described above (except as provided above in relation to Policy Q-27 with respect to the Lock-Up Agreements). In addition, the "minority" will include all other shareholders except the Offeror (other than as noted above) and any "interested party" or any person or company who is a "related party" of the Offeror for the purposes of Rule 61-501 and Policy Q-27 (if applicable), including the Offeror's directors, senior officers and any other insider of the Offeror, any associate or affiliate of the Offeror or its directors or senior officers and any person or company acting jointly or in concert with any of the foregoing persons or companies in connection with the Offer or the subsequent related party transaction or going private transaction. However, Rule 61-501 and Policy Q-27 also provide that the Offeror generally may treat Hawk Shares acquired pursuant to the offer as "minority securities" and to vote them, or consider them voted, in favour of that going party transaction if the consideration per Hawk Share in the going private transaction is at least equal in value to the consideration pursuant to the Offer and is in the same form as the consideration pursuant to the Offer.

In the event a Second Stage Transaction were to be completed, holders of Hawk Shares may have the right, pursuant to section 191 of the ABCA, to dissent and demand payment of the fair value of such Hawk Shares. This right, if the statutory procedures are complied with, would lead to a judicial determination of the fair value required to be paid to such dissenting holders for their Hawk Shares. The fair value of Hawk Shares so determined could be more or less than the amount paid per Hawk Share pursuant to the Second Stage Transaction or the Offer. Any such determination of the fair value of the Hawk Shares could be based upon considerations other than, or in addition to, the market price of the Hawk Shares.

In addition, under Rule 61-501 and Policy Q-27 (if applicable), if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Hawk Shares at the time the Second Stage Transaction is proposed, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to the minority shareholders. See "Canadian Federal Income Tax Consequences" for a discussion of the tax consequences to Hawk Shareholders in the event of a Second Stage Transaction.

Hawk Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a related party transaction or a going private transaction.

Other Alternatives

If the Offeror proposes a Second Stage Transaction but cannot promptly obtain any required approval, or otherwise does not complete a Second Stage Transaction, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Hawk Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Hawk Shares. Any additional purchases of Hawk Shares could be at a price greater than, equal to or less than the price to be paid for the Hawk Shares under the Offer and could be for cash, Trust Units or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Hawk Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by the Offeror, which may vary from the price paid for Hawk Shares under the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any Second Stage Transaction which may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of Rule 61-501 (and its predecessor OSC Policy 9.1) and Policy Q-27 (if applicable), granted preliminary injunctions to prohibit transactions involving certain going private transactions.

The current trend, both in legislation and in Canadian jurisprudence, is toward permitting going private transactions to proceed subject to compliance with requirements and procedures such as those described by Rule 61-501 and Policy Q-27 which are intended to ensure procedural and substantive fairness to minority shareholders.

12. Return of Securities

Any deposited Hawk Shares not taken up and paid for by the Offeror for any reason whatsoever, or if certificates are submitted by a Shareholder for more Hawk Shares than are deposited, certificates for Hawk Shares not taken up and paid for or not deposited, will be returned at the Offeror's expense by either sending new certificates representing securities not purchased or returning the deposited certificates (and other relevant documents). The certificates (and other relevant documents) will be forwarded by first class insured mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal, or if such name and address is not so specified, in such name and to such address as shown on the registers maintained by Hawk as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

13. Transfer of Hawk Shares

If, on or after December 8, 2002 (the date of the Acquisition Agreement), Hawk should divide, combine or otherwise change any of the Hawk Shares or its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion, and without prejudice to its rights under "Conditions of the Offer" at Section 4 of the Offer, may make such adjustments as it considers appropriate to the purchase price and the other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts and types of consideration payable therefor) to reflect that division, combination or other change.

Hawk Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Hawk Shares on or after December 8, 2002. If Hawk should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Hawk Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Hawk of such Hawk Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

14. Other Terms of the Offer

The provisions of the Circular, Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

The Offeror reserves the right to transfer to one or more affiliated companies the right to purchase all or any portion of the Hawk Shares deposited pursuant to the Offer but any such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of the persons depositing the Hawk Shares to receive payment for the Hawk Shares validly deposited and accepted for payment pursuant to the Offer.

No broker, dealer, the Dealer Manager or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror, the Dealer Manager or the Depositary for the purposes of the Offer. In any jurisdiction in which this Offer is required to be made by a licensed broker or dealer, this Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

The Offeror shall, in its sole discretion, be entitled to make a final and binding determination on all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery and the validity of any acceptance of the Offer and any withdrawals of Hawk Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Hawk Shares or notice of withdrawal of Hawk Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Hawk Share or any particular Shareholder. There shall be no obligation on the Offeror or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not made to, nor will deposits be accepted from or on behalf of Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to make an offer in any such jurisdiction and extend such offer to Shareholders in any such jurisdiction.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

The Offer and accompanying Circular and other documents referred to above constitute the take-over bid under the ABCA and the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer.

Dated at the City of Calgary, in the Province of Alberta, this 27th day of December , 2002.

APF ENERGY INC.

By: (Signed) "Martin Hislop"
Chief Executive Officer

CIRCULAR

This Circular accompanies the Offer to purchase all of the issued and outstanding Hawk Shares. The terms, conditions and provisions of the accompanying Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of the Circular. Terms that are defined in the Offer shall, where used in this Circular, have the meanings so defined.

Except as specifically disclosed herein, the information concerning Hawk contained in the Circular has been supplied by Hawk or has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein based on information contained in such documents and records are inaccurate or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Hawk to disclose publicly events or facts that may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

INFORMATION RELATING TO APF ENERGY TRUST/APF ENERGY INC.

THE TRUST

General

APF Energy Trust is an open-end investment trust formed under the laws of the Province of Alberta pursuant to the Trust Indenture. Computershare Trust Company of Canada has been appointed as Trustee. APF was initially formed for the purpose of acquiring the Royalty from the Offeror. The beneficiaries of APF are the holders of the Trust Units. The principal office of the Manager of APF is located at 2100, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

APF's primary asset is the Royalty granted by the Offeror and APF Partnership on the oil and gas properties owned by each of them. The Royalty consists of an entitlement to 99% of the Royalty Income earned by the Offeror and APF Partnership after certain costs, expenditures and deductions.

The goal of APF is to provide Unitholders with high and stable cash distributions by continually replacing and adding to the reserves held by the Offeror and other entities granting a Royalty to APF, through acquisition, drilling and optimization initiatives.

APF ENERGY INC.

The Offeror was incorporated under the *Business Corporations Act* (Alberta) on December 8, 1995 as 677633 Alberta Inc. By Articles of Amendment filed May 8, 1996, the Offeror's name was changed to APF Energy Inc. The registered office of the Offeror is located at 3400, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7 and its principal office is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

The Offeror was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting a portion of the Royalty to APF. The Offeror has six field employees and retains contract operators on several of its oil and gas properties.

APF ACQUISITION TRUST

APF Acquisition Trust is an open-end unincorporated commercial trust. APF Acquisition Trust was formed pursuant to a trust agreement dated May 30, 2002. This trust is wholly-owned by APF. The asset of APF Acquisition Trust is a 99% interest in the APF Partnership. The head and principal office of APF Acquisition Trust is located at 2100, 144 - 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF ENERGY LIMITED PARTNERSHIP

APF Partnership is a limited partnership formed in the Province of Alberta. APF Partnership was formed pursuant to a limited partnership agreement dated May 23, 2002, as amended and restated. 990009 Alberta Inc. is the general partner with a 1% interest in the partnership and APF Acquisition Trust, through its trustee, is the limited partner with a 99% interest in the partnership. APF Partnership was formed for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting a portion of the Royalty to APF. The head and principal office of APF Partnership, and its registered office is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF ENERGY MANAGEMENT INC.

The Manager was incorporated under the *Canada Business Corporations Act* on September 12, 1994 as Skyridge Resources Inc. By Articles of Amendment filed June 6, 1996, the Manager changed its name to APF Energy Management Inc. The registered office of the Manager is 3400, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7 and the principal office of the Manager is 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

The Manager currently provides management, administrative and advisory services to APF, the Offeror and APF Partnership pursuant to management agreements. The Manager has 42 employees and retains eight consultants. See "Recent Developments - Internalization of Management".

RECENT DEVELOPMENTS

Acquisition of Kinwest and Sellco

On May 30, 2002, the Offeror acquired all of the common shares of Kinwest and its joint venture partner, "Sellco", in accordance with an arrangement agreement dated April 16, 2002 among APF, the Offeror and Kinwest and a share purchase agreement dated April 16, 2002 among APF, the Offeror and the vendors of the shares of Sellco. The aggregate consideration was approximately $57 million. The purchase price was satisfied by the payment of approximately $13.0 million in cash and the issuance by APF of 3,385,510 Trust Units at a deemed price of $10.15 per Trust Unit, together with 1,692,755 Warrants. The Offeror also assumed Kinwest's debt, net of working capital, of approximately $9.8 million. At the time the acquisition added approximately 2,000 boe/d of production in southeast Saskatchewan and Alberta, approximately 85% of which is operated. On May 30, 2002, the Offeror, Kinwest and Sellco were amalgamated, with the resulting entity continuing to carry on business under the name "APF Energy Inc.".

Acquisition of Oil and Gas Property by APF Partnership

On May 30, 2002 APF Partnership made its initial acquisition of oil and gas properties for approximately $25 million. These properties were originally acquired by the Offeror from Kinwest and Sellco and an immediate disposition was made to APF Partnership. See "Recent Developments – Acquisition of Kinwest and Sellco". Payment for the properties was made by the issue of a promissory note and the issue of one limited partnership unit to the Offeror.

APF Partnership has entered into a royalty agreement dated May 30, 2002 whereby it granted a Royalty on its oil and gas properties to APF, in consideration for which APF agreed to make payment of the Deferred Purchase Obligation. APF Partnership also entered into a management agreement dated May 30, 2002 with the Manager pursuant to which the Manager provides administrative and advisory services and is entitled to payment of fees on a substantially similar basis to the fees paid by the Offeror to the Manager.

Amendment of Credit Facilities

The Offeror executed a credit agreement dated July 19, 2001, amended as of July 31, 2001, March 13, 2002 and May 30, 2002 with a syndicate of Canadian resident financial institutions. The total facility was previously $100 million, comprised of a 364 day revolving credit facility renewable at the discretion of the lenders, with the outstanding principal amount being convertible to a one year term loan at the option of the Offeror. Upon any such conversion, any unused portion of the facility will be cancelled. The Offeror has negotiated an increase of the credit facility to $130,000,000 to, in part, facilitate this Offer. As well, the revised facility permits borrowing of up to $5,000,000 by 1014621 Alberta Ltd. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the greater of the bank's prime rate and an average annual rate, plus the applicable margin from 0.125% to 1.625%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 with fees based on the applicable margin from 1.125% to 2.0%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 at the U.S. base rate plus the applicable margin from 0.125% to 1.625%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 at the LIBOR rate plus the applicable margin from 1.125% to 2.0%; and (v) Letters of Credit and Letters of Guarantee in amounts not less than $500,000 with a fee from 1.125% to 2.0%. The "applicable margin" is based on a sliding scale tied to the Offeror's debt to cash flow ratio. The availability of the facility is limited to the borrowing base as determined from time to time by the lenders. The credit facility is secured by a $175,000,000 principal amount demand debenture containing a first fixed charge on the oil and natural gas properties of the Offeror and a floating charge on all of the other property of the Offeror and a general assignment of book debts from the Offeror registered in all provinces where it carries on business. The credit facility is also secured by an unlimited guarantee from each of APF Partnership, its General Partner and APF, together with a $175,000,000 principal amount fixed and floating charge demand debenture and a general assignment of book debts from APF Partnership and its General Partner and a pledge of all of the limited partnership units of APF Partnership held by APF. As well, all amounts owing by the Offeror and APF Partnership (including the Royalty) has been subordinated and postponed to amounts owing under the credit facility. The renegotiated facility will also be secured by an unlimited guarantee from APF and a $175,000,000 first fixed and floating change demand debenture from Hawk upon successful completion of the Offer.

Internalization of Management

On October 30, 2002, a special committee of the Board of Directors of the Offeror, comprised of all independent directors of the Offeror, recommended the internalization of management for APF. A share purchase agreement (the "SPA") was executed on that date among APF, a corporation owned by APF and newly formed to act as purchaser, the Manager and all of its shareholders. An independent fairness opinion was obtained from CIBC World Markets Inc. and based on it the committee recommended to the Unitholders that APF, directly or indirectly, acquire all the shares of the Manager in accordance with the SPA. This will effect the buyout of the management contracts with the Manager and the purchase of the rights to the 1% and 3.5% revenue streams owned by the Manager for $9.25 million, payable 25% in cash and 75% in Trust Units. The Trust Units will be issued at $10.482 per Trust Unit, being the 10-day volume weighted average closing price to October 25, 2002. In addition, all structuring fees will be eliminated. The related payments will be capitalized to the extent there is a continuing benefit to APF and expensed to the extent that amounts are period costs. A special meeting of Unitholders was held December 18, 2002 and approval was obtained from a majority of disinterested Unitholders and by special resolution to internalize management and amend certain materials contracts of APF. Closing is expected to occur on January 3, 2003.

Acquisition of Paddle River Property

The Offeror entered into an agreement to purchase properties with primarily gas production in the Paddle River area of West Central Alberta for $22.3 million. The effective date of the transaction was October 1, 2002 and closing occurred December 12, 2002. This acquisition adds 860 boe/d, comprised of 4,200 mcf/d of natural gas and 160 bbls/d of liquids. A compressor optimization project at the Paddle River Gas Plant is expected to increase production by approximately 970 mcf/d gas and 46 bbls/d liquids production net to the Offeror. Paddle River is proximal to the Offeror's Sakwatamau property and is characterized by year round access, favorable transaction metrics, low operating costs and is located near major oil and gas infrastructure. This transaction includes approximately 44,600 acres of land with an average working interest of 65%, and offers development potential with the Pekisko and the Nordegg formations being the major productive horizons.

Other Issues

APF has received a comment letter from the Alberta Securities Commission ("Commission") regarding certain accounting items. The Commission is questioning whether the Manager's 1.5% capital acquisition fee should be expensed rather than capitalized and whether the purchase of an oil and gas company should be accounted for as a business acquisition rather than the purchase of assets. Management believes that it has accounted for these items correctly, however, the Commission may require adjustments for these items when they have resolved all issues related to these comments.

TRUST UNITS

The Trust Indenture

A maximum of 500 million Trust Units and Special Voting Units have been created and may be issued pursuant to the Trust Indenture. The Trust Units represent beneficial interests in APF. All Trust Units share equally in all distributions from APF and all Trust Units carry equal voting rights at meetings of Unitholders.

Voting Trust Units and Principal Holders Thereof

As of the date hereof, 22,269,567 Trust Units are issued and outstanding. Each Trust Unit carries with it the right to one vote at meetings of Unitholders.

To the best of the knowledge of the Offeror, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of APF.

The number of Trust Units of APF that are owned, directly or indirectly, by the Manager, all directors and officers of the Manager and of the Offeror and their associates as a group is 329,988 (1.48%) of the outstanding Trust Units. In addition, the directors, officers and employees of the Offeror and the Manager hold options entitling them as a group to acquire an additional 253,362 Trust Units of APF and rights to acquire 375,433 Trust Units.

Distributions

APF distributes cash to Unitholders on a monthly basis. During 1997 (the first year during which APF made distributions), 60.5% of cash distributions were tax deferred and for income tax purposes were treated as a return of capital, while the same figures for 1998, 1999, 2000 and 2001 were 75%, 66%, 38% and 43% respectively. For 2002 cash distributions, approximately 30% will not be subject to tax with approximately 70% being taxable to Unitholders.

In the past, APF has not paid out 100% of Distributable Income to Unitholders, retaining a portion as is reasonably determined by the Manager to, among other things, fund capital expenditure or acquisitions, stabilize future distributions or advance funds to the Offeror to temporarily reduce its indebtedness to its bankers.

The following per Trust Unit cash distributions have been received by Unitholders during the periods indicated:

1997	$1.510
1998	$1.840
1999	$1.555
2000	$1.900
2001	$3.045
2002 (at $0.150 per month)	$1.80
TOTAL	$11.65

Note:

(1) The initial public offering of APF was completed on December 17, 1996. The first cash distribution was made to Unitholders on January 3, 1997.

Distribution Reinvestment Plan

Effective August 1, 1997, APF implemented an Automatic Distribution Reinvestment Plan ("**ADRP**") to provide holders of Trust Units with a means to automatically reinvest sums received on accounts of distributions on Trust Units. Computershare Trust Company of Canada, as Plan Agent, may purchase Trust Units through the facilities of the TSX, out of distributions paid to it or may purchase Trust Units of APF from treasury. Holders of approximately 1% of the issued and outstanding Trust Units are currently participating in the ADRP. The Plan Agent purchases Trust Units as agent for participants in the ADRP, through the facilities of the TSX out of distributions paid to it, at prices not exceeding 110% of the closing market price of at least a board lot of Trust Units on the applicable date of distribution. No Trust Units have, to date, been issued from treasury of APF on account of the ADRP. A participant may terminate participation in the ADRP at any time by written notice to the Plan Agent.

Trading History

The outstanding Trust Units are listed and posted for trading on the TSX. The following table sets forth the high and low closing prices and the aggregate volume of trading of the Trust Units on the TSX for the periods indicated.

	Price Range ($)		Trading
Period	High	Low	Volume
2002			
First Quarter	10.99	9.35	4,023,753
Second Quarter	11.19	10.08	4,366,545
July	10.80	10.11	1,736,176
August	10.89	10.27	697,071
September	10.68	10.39	1,181,344
October	10.71	9.70	1,298,700
November	10.37	9.25	1,753,843
December 1 - 23	10.03	9.00	2,070,720

On December 6, 2002, the last trading day before the announcement of the Offer, the closing price of the Trust Units on the TSX was $9.40 per unit.

BUSINESS AND PROPERTIES OF THE OFFEROR

General

APF is an unincorporated open-ended investment trust created under the laws of the Province of Alberta. The Trust Units are listed and posted for trading on the TSX under the trading symbol "AY.UN". APF's assets consist primarily of the Royalty granted by the Offeror and APF Partnership and the Notes issued by the Offeror to APF. The Royalty entitles APF to receive Royalty Income earned by the Offeror and APF Partnership. The Notes of the Offeror entitle APF to receive payments of principal and interest in accordance with the terms of the Notes.

Holders of Trust Units are the beneficiaries of APF. Unitholders indirectly receive the benefit of the Royalty consisting of the entitlement to receive an amount equal the Royalty Income and also indirectly receive the benefit of the interest income on the Notes received by APF from the Offeror.

Incorporation by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained by a Shareholder on request without charge from the Corporate Secretary of the Offeror, 2100, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294-1000. In addition, the documents can be obtained from the Canadian securities administrators at www.sedar.com. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Offeror at the above-mentioned address and telephone number.

The following documents, filed with the various provincial securities commissions of similar regulatory authorities in Canada, are specifically incorporated by reference in and form an integral part of this Circular:

(a) the Annual Information Form of APF dated May 17, 2002, including the management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2001 incorporated therein;

(b) the prospectus of APF dated June 21, 2001, as it relates to the acquisition of Alliance and the Southeast Saskatchewan Properties, as to only those portions thereof which appear under the headings "Financial Statements - Audited Operating Statements for Saskatchewan Properties" and "Financial Statements - Operating Statements (Unaudited) for Saskatchewan Properties";

(c) the Information Circular of APF dated April 18, 2002 relating to the annual general and special meeting of Unitholders of APF held on June 3, 2002, excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance" in the circular (which portions shall be deemed not to have been incorporated by reference herein);

(d) the Information Circular of APF dated November 18, 2002 relating to the internalization of management of APF, as to only those portions which appear under the headings "Matters to be Acted Upon At Meeting - Purpose and Benefits of the Internalization Transaction and Recommendation of the Board of Directors of APF Energy Inc. - Effect of the Internalization Transaction Upon Unitholders - Details of the Internalization Transaction - Amendment to Trust Indenture Regarding Borrowing Powers", "Interest of Related Parties and Insiders" and "Appendix I - APF Acquisition Trust, APF Energy Limited Partnership, Intercorporate Relationships, Information Concerning Kinwest and the Sellco Properties, Risk Factors, Interim Financial Statements of Kinwest Resources Inc., Interim Financial Statements of Sellco, Audited Operating Statements for Sellco Properties, Financial Statements of Kinwest";

(e) the unaudited interim consolidated financial statements of APF for the three months and nine months ended September 30, 2002 and 2001 contained in the third quarter interim report for 2002 (these statements were prepared using the same generally accepted accounting policies as the December 31, 2001 audited financial statements and should be read in conjunction with the December 31, 2001 financial statements);

(f) management's discussion and analysis for the nine months ended September 30, 2002 contained in the third quarter interim report for 2002;

(g) the audited consolidated financial statements of APF and notes thereto for the years ended December 31, 2001 and 2000, together with the report of the auditors of APF thereon contained in APF's 2001 Annual Report;

(h) the audited comparative consolidated financial statements of Alliance for each of the years ended November 30, 2000, 1999 and 1998, together with the report of the auditors of Alliance thereon;

(i) the unaudited comparative consolidated financial statements of Alliance for the three months ended February 28, 2001 and 2000;

(j) the material change report of APF dated December 11, 2002 relating to the Offer;

(k) the material change report of APF dated June 7, 2002 with respect to the acquisition of all of the shares of Kinwest and of a joint venture partner of Kinwest;

(l) the material change report of APF dated April 24, 2002 with respect to the execution of agreements providing for the acquisition of all of the shares of Kinwest and a joint venture partner of Kinwest;

(m) the material change report of APF dated February 13, 2002 with respect to the closing of a new offering of 3,250,000 Trust Units; and

(n) the material change report of APF dated January 28, 2002 with respect to the filing of a preliminary prospectus for an offering of Trust Units.

Any material change report and any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by APF with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Circular and prior to the Expiry Time shall be deemed to be incorporated by reference into this Information Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Selected Financial and Pro-Forma Financial Information

The following table sets out certain financial information for the Trust and the Offeror, Kinwest and the Sellco Properties, Alliance and the Saskatchewan Properties and Hawk and pro-forma consolidated financial information for the Trust/APF Energy after giving effect to the Offer and certain other adjustments. **The following information should be read in conjunction with the unaudited Pro-Forma Consolidated Financial Statements of the Trust set forth under "Pro-Forma Consolidated Financial Statements".**

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited Pro-Forma Consolidated Financial Statements. The unaudited Pro-Forma Consolidated Financial Statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Offer actually occurred at the time contemplated by the notes to the unaudited Pro-Forma Consolidated Financial Statements.

The information presented below and in "Pro-Forma Consolidated Financial Statements" assumes all of the Hawk Shares are exchanged for aggregate consideration of $37.50 million (before transaction costs) comprised of $9.91 million in cash and 2,919,016 Trust Units with an attributed value of $9.45 each.

	For the year ended December 31, 2001					
	The Trust/APF Energy	Alliance[1]	Saskatchewan Properties[1]	Kinwest/Sellco[2]	Hawk	Pro-Forma Consolidated
($ thousands)	(audited)[3]	(unaudited)	(unaudited)	(audited)[3]	(audited)[3]	(unaudited)
Oil and natural gas sales (net of royalties)	54,675	4,104	6,792	18,302	11,780	95,654
Operating expenses	13,086	721	2,291	5,547	3,005	24,650
Income before taxes and minority interests for the year	13,319	2,288	4,653	9,147	4,917	14,966

	For the nine month period ended September 30, 2002			
	The Trust/APF Energy	Kinwest/Sellco[2]	Hawk	Pro-Forma Consolidated
($ thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Oil and natural gas sales (net of royalties)	50,156	8,204	10,605	68,965
Operating expenses	13,778	1,959	3,035	18,771
Income before taxes and minority interests for the period	5,251	2,253	3,831	5,066

Notes:

(1) Financial information for Alliance is for the three months ended February 28, 2001 and for the Saskatchewan Properties is for the four months ended April 30, 2001.
(2) Financial information for Kinwest/Sellco is for the five months ended May 30, 2002.
(3) Financial information, while not audited, is derived from audited financial statements.

	As at September 30, 2002			
	APF [1]	Hawk [1]	Pro forma Adjustments [2]	Pro forma Consolidated [2]
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands of Canadian dollars, except share amounts)			
Total assets	274,961	30,445	50,672	356,078
Bank debt and working capital	58,057	8,401	13,503	79,961
Shareholders'/Unitholders' equity	141,795	12,518	15,066	169,380
Weighted average units outstanding – basic (thousands for the nine months ended September 30, 2002)	19,864			25,188

Notes:

(1) The APF consolidated financial information was obtained from APF's unaudited consolidated financial statements for the nine months ended September 30, 2002, and the Hawk consolidated financial information was obtained from Hawk's unaudited consolidated financial statements for the nine months ended September 30, 2002.

(2) The unaudited Pro-Forma Consolidated Financial Statements are not necessarily indicative of results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results of operations that may be obtained in the future.

See "Pro-Forma Consolidated Financial Statements" for adjustments.

The pro-forma information does not include acquisitions that are not deemed to be significant acquisitions.

Selected Actual Operational Information

The following table sets forth certain operational information with respect to the Trust and APF Energy, Kinwest and Sellco and Hawk as at and for the periods indicated.

	APF Energy(2)	Kinwest/Sellco	Hawk
Proved Reserves(1)(2)			
(before royalties)			
Crude oil and NGLs (mbbl)	11,740	5,185	3,747
Natural gas (mmcf)	44,141	2,535	11,717
Established Reserves(1)(2)			
(before royalties)			
Crude oil and NGLs (mbbl)	13,545	6,555	4,677
Natural gas (mmcf)	50,984	3,067	14,319
Present Worth Value of Reserves ($000)(1)(2)			
(Escalated Prices, 10% discount rate)			
Proved Reserves	142,611	47,854	51,513
Established Reserves	157,867	57,190	60,515
Production			
(before royalties, year ended December 31, 2001)(2)			
Crude oil and NGLs (bbl/d)	4,271	1,598	776
Natural gas (mcf/d)	15,529	1,578	4,735
Oil equivalent (boe/d at 6 mcf/boe)	6,936	1,861	1,565
Production			
(before royalties, nine months ended September 30, 2002)(3)			
Crude oil and NGLs (bbl/d)	4,630	1,475	752
Natural gas (mcf/d)	17,876	1,252	7,181
Oil equivalent (boe/d at 6 mcf/boe)	7,609	1,683	1,949
Undeveloped Land Holdings			
(net acres, as at December 31, 2001)	109,513	30,070	16,836

Notes:

(1) The proven and probable reserve volumes and values for the properties of Kinwest and Sellco are based upon a report by GLJ dated November 30, 2001 and effective October 1, 2001 and mechanically updated to October 1, 2002 in a report dated September 23, 2002; for the Offeror are based upon a report of GLJ effective January 1, 2002, as summarized in the AIF of the Offeror; and for Hawk are based upon a report of GLJ effective October 1, 2002.

(2) APF Energy includes Alliance and the Saskatchewan Properties.

(3) APF Energy includes Kinwest/Sellco Properties for the month of June 2002.

Future Commitments

The Corporation had the following hedges in place as of December 19, 2002:

	Oil		Gas	
	Volume (bbl/d)	Price US$/bbl	Volume (mcf/d)	Price (C$/mcf)
December 2002	2,600	24.87	2,100	4.20-7.06
Q1 2003	333	25.50	2,100	4.20-8.22
Q1 2003	1,700	24.82-27.85		
Q2 2003	1,500	26.44		
Calendar 2003			950	6.09

Consolidated Capitalization

The following table presents the consolidated capitalization of APF as at December 31, 2001 and the pro forma consolidated capitalization of APF as at November 30, 2002, before and after giving effect to the Offer.

Designation	Authorized	As at December 31, 2001 (unaudited)	As at November 30, 2002 before giving effect to the Offer (unaudited)	As at November 30, 2002 after giving effect to the Offer (3)(4) (unaudited)
		(in Canadian dollars, except Trust Unit amounts)		
Bank Debt (1)	130,000,000	59,250,000	64,000,000	84,602,118
Common Shares	Unlimited	10	10	10
Trust Units (2)	500,000,000	141,068,870 (15,583,880 Trust Units)	205,638,702 (22,269,567 Trust Units)	233,223,403 (25,188,583 Trust Units)

Notes:

(1) As at the date hereof, the Offeror has negotiated an increase to its syndicated credit facility to a maximum of $130 million, to be reviewed annually, with the next review to be conducted between April 30, 2003 and June 30, 2003. Amounts borrowed are available as an operating demand loan by way of Canadian dollar loans, Bankers' Acceptances, U.S. dollar loans, LIBOR loans and Letters of Credit and Letters of Guarantee. See "Recent Developments – Amendment of Credit Facilities". As at November 30, 2002, $64.0 million was drawn under the Offeror's operating demand loan. Security for amounts outstanding is provided by an assignment of material natural gas contracts and a demand debenture in the face amount of $175,000,000 containing a first fixed charge on the oil and natural gas properties of the Offeror and a first floating charge on all of its other properties. A general assignment of book debt is also registered in all provinces of operation of the Offeror. Security is also provided by APF, APF Partnership and its General Partner. See "Recent Developments – Amendment of Credit Facilities".

(2) The Trust has also issued 253,362 options to purchase Trust Units to directors, officers and employees of the Offeror and the Manager. The existing option plan has been replaced by a Trust Unit Incentive Rights Plan (the "Incentive Plan"), approved by Unitholders at the annual general and special meeting held June 6, 2001. Details of the Incentive Plan are as set forth in the Information Circular of APF dated April 18, 2002, which is incorporated by reference in this Offer and Circular. See "Business and Operations of the Offeror - Incorporation by Reference". 375,433 rights have been issued under the Incentive Plan as at the date hereof.

(3) The Trust has also issued Warrants to acquire 1,692,755 Trust Units as partial payment for all of the shares of Kinwest and Sellco.

(4) This assumes the issuance of 2,919,016 Trust Units in accordance with the terms of the Offer.

(5) On a combined cumulative basis, distributions exceeded retained earnings by $63,873,227 and accumulated future income taxes totaled $47,195,212 as at September 30, 2002.

(6) As at September 30, 2002, the combined Unitholders' equity totalled $141.8 million consisting of $205.7 million of net capital contributions, plus $36,531,162 of retained earnings less $100,404,389 of cumulative royalty distributions declared.

INFORMATION CONCERNING HAWK

Incorporation

Hawk Oil Inc. was incorporated on November 18, 1996 pursuant to the provisions of the ABCA. Hawk does not have any subsidiaries.

General

Hawk is an Alberta-based corporation involved in the exploration, development, production and marketing of petroleum and natural gas in western Canada.

The principal office of Hawk is located at 490, 734 – 7th Avenue S.W., Calgary, Alberta, T2P 3P8 and the registered office is located at 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

Hawk is subject to the information and reporting requirements of the ABCA, the securities laws of certain provinces of Canada, and the rules of the TSX. In accordance therewith, Hawk is required to file reports and other information with certain securities regulatory authorities in Canada and with the TSX relating to its business, financial statements and other matters which may be inspected at the offices or through the facilities of such securities regulatory authorities and the TSX. Information as of particular dates concerning Hawk's directors and officers, their remuneration, stock options granted to them, the principal holders of Hawk's Shares and any material interest of such persons in transactions with Hawk and other matters is required to be disclosed in information circulars distributed to Shareholders and filed with certain of such securities regulatory authorities and with the TSX.

Recommendation of the Board of Directors of Hawk

The Offeror has been advised by Hawk, and Hawk has confirmed in the Acquisition Agreement, that its board of directors has unanimously determined that the consideration offered under the Offer is fair, from a financial point of view, to holders of Hawk Shares and is in the best interests of Hawk and the Shareholders and that it will recommend acceptance of the Offer by the Shareholders. See the Directors' Circular of Hawk which accompanies the Offer.

Capitalization of Hawk

Hawk is authorized to issue an unlimited number of Class A Shares (the "Hawk Shares) and an unlimited number of Class B Subordinate Voting Shares, of which, as at December 8, 2002, there were 7,662,417 Class A Shares and no other shares issued and outstanding.

APF understands that as at December 8, 2002, there were stock options outstanding to acquire 788,900 Hawk Shares at prices ranging from $0.70 to $2.22 per share.

Dividend Record and Policy of Hawk

Based on publicly available information, the Offeror believes that during the two years preceding the date of the Offer, Hawk has not paid a dividend in respect of the Hawk Shares.

Previous Distributions/Acquisitions of Hawk Shares

Based on information provided by Hawk, the Offeror believes that during the 12 months preceding the date of the Offer, the have been no issuances of Hawk Shares. Since November, 2001 Hawk has acquired 200,700 Hawk Shares pursuant to a normal course issuer bid.

Price Range and Volume of Trading of Hawk Shares

The Hawk Shares are listed and posted for trading on TSX under the trading symbol "HWK". The following table sets forth the reported high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the Hawk Shares for the periods indicated as reported by sources the Offeror believes to be reliable.

	Price Range ($)		Trading
Period	High	Low	Volume
2002			
First Quarter	2.94	1.80	327,330
Second Quarter	3.35	2.60	629,960
July	3.05	2.50	247,840
August	3.25	2.45	156,060
September	3.20	2.75	74,980
October	3.16	2.80	168,470
November	3.55	2.95	284,830
December 1 - 23	4.74	3.30	2,971,800

Note:

(1) Prior to September, 2002, Hawk Shares were listed and posted for trading on the TSX Venture Exchange under the trading symbol "HWK.A."

On December 6, 2002, the last trading day prior to the public announcement of the Offer, the closing price of the Hawk Shares on the TSX was $3.40.

Effect of the Offer on Market and Listing

The purchase of Hawk Shares by the Offeror pursuant to the Offer will reduce the number of such shares that might otherwise trade publicly and will reduce the number of holders of such shares and could adversely affect the liquidity and market value of the remaining Hawk Shares held by the public. If the number and distribution of publicly-held Hawk Shares no longer meets with the criteria for continued listing on the TSX, it is anticipated that an application will be made by the Offeror to delist the Hawk Shares. If the Hawk Shares are delisted it is possible that such shares would be traded in the over-the-counter market and that price quotations for those Hawk Shares would be reported in Canada through the Canadian over-the-counter automated trading system. The extent of the public market for the Hawk Shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in such shares on the part of brokerage houses and other factors.

After the purchase of the Hawk Shares under the Offer, Hawk may cease to be subject to the public reporting and proxy solicitation requirements of the ABCA and the securities laws of certain provinces of Canada. Furthermore, it may be possible for Hawk to request the elimination of the public reporting requirements in any province having an insignificant number of resident Shareholders.

If the Offeror succeeds in acquiring all of the Hawk Shares pursuant to the Offer or through any rights of Compulsory Acquisition or pursuant to a Second Stage Transaction, as referred to in the Offer, the Hawk Shares will be delisted and Hawk will, subject to regulatory approval, cease to be a "reporting issuer" for the purposes of Canadian securities legislation.

Material Changes in Affairs of Hawk and Other Information

Hawk is subject to the information and reporting requirements of the ABCA, the securities laws of various provinces in Canada and the rules of the TSX. In accordance therewith, Hawk is required to file reports and other information with the securities commission in various provinces in Canada and with the TSX relating to its business, financial statements and other matters.

Pursuant to the securities laws of various provinces in Canada, the directors of Hawk are required to send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Hawk subsequent to the date of the most recent published financial statements of Hawk.

Except for the Offer and as set forth herein, the Offeror has no information, as of the date hereof, which indicates that any material change has occurred in the affairs, financial position or prospects of Hawk since September 30, 2002, the date of Hawk's last published financial statements.

The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect a decision of a Shareholder to accept or reject the Offer.

INFORMATION CONCERNING THE OFFEROR AND HAWK

Existing Business Relationship Between the Offeror and Hawk

Except for those resulting from the ordinary course of the oil and gas industry and as set forth below, there are no existing business relationships between the Offeror, its associates or affiliates and Hawk.

Ownership of Hawk Shares

The Offeror does not beneficially own, directly or indirectly, or control or exercise direction over, or have the right to acquire, any securities of Hawk. To the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, 10,000 Hawk Shares are owned by the directors and officers of the Offeror as a group and no other securities of Hawk are owned (directly or indirectly) by, nor is control or direction over any securities of Hawk exercised by, any director or officer of the Offeror, any associate or affiliate of the Offeror or APF, any associate of any director or officer of the Offeror, any person or company who beneficially owns (directly or indirectly) more than 10% of any class of equity securities of the Offeror, or any person or company acting jointly or in concert with any of them.

Trading in Hawk Shares

During the six month period preceding the date of the Offer, no securities of Hawk have been traded by the Offeror, APF or the Manager or any director or officer of the Offeror or the Manager or, to the knowledge of the directors and senior officers of the

Offeror, after reasonable inquiry, by any associate or affiliate of the Offeror, APF or the Manager, by any associate of any director or officer of the Offeror or the Manager, by any person or company who beneficially owns (directly or indirectly) more than 10% of any class of equity securities of the Offeror, APF or the Manager or by any person or company acting jointly or in concert with any of them.

Commitments to Acquire Securities of Hawk

No securities of Hawk are the subject of any commitments made by the Offeror, APF or the Manager or the directors or officers of the Offeror or the Manager and, to the knowledge of the directors and senior officers of the Offeror and the Manager, after reasonable inquiry, no securities of Hawk are the subject of any commitments made by any associate or affiliate of the Offeror, APF or the Manager, by any associate of any director or officer of the Offeror or the Manager, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror, APF or the Manager or by any person or company acting jointly or in concert with the Offeror, APF or the Manager, to acquire any equity securities of Hawk, except for the commitment to acquire the Hawk Shares pursuant to the Offer and the commitments contained in the Acquisition Agreement and the Lock-Up Agreements.

Arrangements Between the Offeror or APF and the Directors and Officers of Hawk

Other than as set forth below, there are no arrangements or agreements made or proposed to be made between the Offeror and APF and any of the directors or senior officers of Hawk and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation in respect of loss of office or in respect of such directors or officers remaining in or retiring from office if the Offer is successful. The Offeror understands that Hawk has certain obligations to its officers and employees to compensate them for loss of office or employment.

Pursuant to the Lock-Up Agreements, directors and senior officers of Hawk who hold an aggregate of 788,900 Hawk Options have agreed that they will surrender, terminate or exercise such options and that they will tender any Hawk Shares received upon the exercise thereof to the Offer. See "Offer for Hawk Shares - Background to the Offer - Lock-Up Agreements".

There are no contracts, arrangements or understandings, formal or informal, between the Offeror and any Shareholder with respect to the Offer or between the Offeror and any person or company with respect to any securities of Hawk in relation to the Offer except for the Lock-Up Agreements and the Acquisition Agreement.

Arrangements Between the Offeror or APF and Shareholders of Hawk

Other than the Lock-Up Agreements, whereby the Tendering Shareholders agreed to tender 3,271,011 Hawk Shares (including 788,900 Hawk Shares to be acquired upon the exercise of the Hawk Options (if so exercised)), subject to certain conditions, and not to withdraw such shares, except in certain circumstances, there are no contracts, arrangements or understandings, formal or informal, between the Offeror or APF, or to the knowledge of the Offeror, after reasonable inquiry, by any associate of a director or senior officer of the Offeror, by any person holding more than 10% of any class of equity securities of the Offeror or APF or by any person acting jointly or in concert with any of them or any other person with respect to any Hawk Shares in relation to the Offer. See "Offer for Hawk Shares - Background to the Offer - Lock-Up Agreements".

OFFER FOR HAWK SHARES

Background to the Offer

In order to continue to meet its objective of paying high and stable cash distributions, APF actively identifies and evaluates acquisition opportunities. Since inception in December, 1996, the Offeror has grown its asset base from $21 million to more than $300 million through a combination of asset and corporate transactions. During that period, APF has generated an average annual compound rate of return of approximately 20%, the second best among all oil and gas royalty trusts.

In mid-November, 2002, APF became aware that Hawk was considering alternatives to maximize shareholder value. After reviewing publicly-available information on Hawk, APF entered into a confidentiality agreement with Hawk, and was provided with additional information in respect of Hawk's business, which APF evaluated. During the week of December 2, 2002, APF submitted an expression of interest to Hawk in respect of a potential business combination. After further negotiation and agreement on the purchase price, representatives of Hawk indicated on December 6, 2002 that they wished to conclude a transaction by December 8, 2002. The parties subsequently completed the Acquisition Agreement, which was executed on December 8, 2002 and a news release was issued in respect of the transaction on December 9, 2002.

The Offeror believes that the benefits resulting from the combination of the Offeror and Hawk include:

(a) a stronger entity with a larger production, reserve and undeveloped land base and the financial capacity to compete more effectively in the oil and gas industry in western Canada;

(b) an opportunity for holders of Hawk Shares to receive the Cash Alternative or the Trust Unit Alternative or a combination thereof for their Hawk Shares and thereby to participate, to the extent they elect to receive Trust Units, in the receipt of subsequent cash distributions and to participate in a larger entity with an increased capitalization and market liquidity;

(c) a significant premium to the pre-announcement market price for the Hawk Shares based on the pre-announcement market price of Trust Units and the cash portion of the Offer;

(d) improved market liquidity resulting from the increased capitalization and larger public float of the consolidated entity;

(e) an opportunity for participation in an income fund which has generated top-quartile returns since inception in late 1996;

(f) enhanced exploitation opportunities through further development of Hawk's undeveloped land base in the core areas where Hawk has experienced exploration success; and

(g) increased opportunities for working interest consolidations and property swaps resulting from the larger property base of the consolidated entity.

The Cash Alternative or the Trust Unit Alternative (or a combination thereof) being offered by the Offeror is a significant premium to the pre-announcement market price of Hawk Shares. Based on the closing price of the Trust Units on the TSX on December 6, 2002, being the last full trading day prior to the public announcement of the Offer, of $9.40, the consideration available under the Offer represents a premium of approximately 48% .

Acquisition Agreement

On December 8, 2002, APF and Hawk entered into the Acquisition Agreement pursuant to which APF agreed, either directly or through APF Energy Inc., to make an offer to purchase all of the outstanding Hawk Shares. In the Acquisition Agreement, Hawk represented that its board of directors had unanimously endorsed the execution of the Acquisition Agreement, had determined that the Offer is fair to the Shareholders and is in the best interests of Hawk and the Shareholders and that it would recommend acceptance of the Offer by the Shareholders.

Hawk also agreed with APF that, among other things, it would: (a) immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted on or before the date of the Acquisition Agreement with respect to any actual or potential Take-Over Proposal; (b) not solicit, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any corporation, person or other entity or group (other than APF and its subsidiaries and their respective directors, officers, employees, agents, financial advisors, counsel or other representatives) in respect of any matter or thing which is inconsistent with the successful completion of the Offer and the merger of the operations of APF and Hawk, including any Take-over Proposal; (c) not participate in any discussions or negotiations regarding, or furnish to any person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Hawk, or otherwise cooperate in any manner with, or assist or participate in, or facilitate or encourage, an effort or attempt by any other person to do anything mentioned in clause (b) herein; or (d) not release any third party from any confidentiality or standstill obligation set forth in any agreement to which Hawk and such third party are parties except for the standstill obligation in connection with a Superior Take-Over Proposal by such third party. The foregoing are subject to certain limited exceptions if certain conditions are met and such action is necessary for the board of directors of Hawk to act in a manner consistent with its fiduciary duties or as required by law. Hawk agreed that it will promptly advise APF of any communication related to a proposed Take-Over Proposal and that it will not enter into any agreement regarding a Superior Take-Over Proposal without providing APF with an opportunity to amend the Offer to provide for substantially similar financial terms to those of the Superior Take-Over Proposal.

Hawk agreed that it will promptly advise the Offeror of any inquiry or proposal (including the terms and conditions of such proposal) and that it will not enter into any agreement regarding a Superior Take-Over Proposal without providing the Offeror with an opportunity to amend the Acquisition Agreement to provide that Shareholders shall receive a value per Hawk Share equal to or greater than the value per Hawk Share provided in the Superior Take-Over Proposal.

The Offeror is permitted under the Acquisition Agreement, in its sole discretion, to waive any term or condition of the Offer, provided that, if the Offeror takes up and pays for any Hawk Shares it shall not acquire less than 75% of the Hawk Shares (calculated on a diluted basis) and the Offeror may, in its sole discretion, vary any term or condition of the Offer but shall not, without the written consent of Hawk, acting reasonably, change the number of Hawk Shares for which the Offer is made, decrease the consideration to be paid for the Hawk Shares or make any other change to the Offer which is, in the opinion of Hawk, acting reasonably, adverse to the Shareholders (and for which purpose an extension of the Offer or waiver of a condition, other than the Minimum Condition, will not be considered materially adverse).

The Acquisition Agreement may, subject to its specific terms, be terminated in certain situations, including: (a) by mutual written consent of the Offeror and Hawk; (b) by either the Offeror or Hawk if the Offeror has not taken up and paid for Hawk Shares satisfying the Minimum Condition by the time specified thereunder unless this results from a failure by the party seeking termination to perform its obligations; (c) by either the Offeror or Hawk if a court or regulatory body has taken action to permanently prohibit the transactions contemplated herein; (d) by either Hawk or the Offeror if the other party is in material breach of any material covenant, obligation or representation or warranty contained in the Acquisition Agreement which would have a Material Adverse Effect on the non-breaching party; (e) by the Offeror if it has the right to refuse to make the Offer due to the failure of certain conditions of the Offer; (f) by APF or Hawk if the Termination Fee becomes payable; (g) by Hawk if the Offeror shall not have mailed the Offer documents, or shall not have taken up and paid for the Hawk Shares under the Offer on or before the applicable times required by the Acquisition Agreement; or (h) by Hawk if there is a Material Adverse Change in respect of APF at or before the Expiry Time.

Non-Completion Fee

Hawk has agreed to pay to the Offeror a non-completion fee (the "**Termination Fee**") of $1,500,000 in certain events including where: (a) the board of directors of Hawk fails to unanimously recommend that the Shareholders accept the Offer or withdraws or, in a manner adverse to the Offer, modifies or changes its recommendation to the Shareholders to accept the Offer, or fails, as required, to publicly reaffirm its recommendations; (b) Hawk enters into an agreement with any person with respect to a Take-Over Proposal prior to the Expiry Time; (c) another Take-over Proposal is made for consideration greater than as provided under the Offer to the Shareholders and at the Expiry Time, Hawk Shares representing less than 75% (on a diluted basis) of the Hawk Shares have been irrevocably tendered and not withdrawn from the Offer and any such Take-over Proposal has not expired or been withdrawn or there is another Take-Over Proposal then outstanding which is completed within six months of the Expiry Time. Any such payment shall be made by Hawk to the Offeror within one Business Day of the earliest event giving rise to the payment obligation.

Hawk Options

Hawk has agreed to encourage all persons holding Hawk Options to either exercise their Hawk Options and tender the Hawk Shares issued to the Offer, or terminate their rights prior to the Expiry Time in return for a cash payment per Hawk Option equal to the difference between the exercise price of their "in the money" Hawk Options and the per share cash purchase price under the Offer. Pursuant to the Lock-Up Agreements, directors and senior officers, who hold an aggregate of 788,900 Hawk Options (representing 100% of the issued and outstanding Hawk Options), have agreed that they will surrender, terminate or exercise such options and that they will tender any Hawk Shares received upon the exercise thereof to the Offer.

Lock-Up Agreements

Pursuant to the Lock-Up Agreements, the Tendering Shareholders, who hold an aggregate of 3,271,011 Hawk Shares (which includes 788,900 Hawk Shares issuable upon the exercise of Hawk Options), representing approximately 38.7% of the issued and outstanding Hawk Shares (on a diluted basis), have agreed to accept the Offer and deposit such shares in accordance with the terms of the Offer, subject to certain conditions, and not to withdraw such shares except in certain circumstances.

In the Lock-Up Agreements, the Tendering Shareholders have agreed, subject to certain conditions, to deposit their Hawk Shares to the Offer and to not withdraw their Hawk Shares unless the Acquisition Agreement is terminated pursuant to its terms, the Termination Fee is payable or a Superior Take-Over Proposal is made and the Offeror does not elect to amend its Offer.

The obligations of the Tendering Shareholder under the Lock-Up Agreements shall terminate: (a) if the Offeror has terminated the Agreement to Tender on breach by the Tendering Shareholder; or (b) if the Acquisition Agreement has been terminated as provided therein.

Purpose of the Offer

The purpose of the Offer is for the Offeror to acquire all outstanding Hawk Shares, including Hawk Shares which may become outstanding on the exercise of options, warrants and rights to purchase Hawk Shares. Upon completion of the Offer, the Offeror intends to utilize any statutory rights of purchase pursuant to Part 16 of the ABCA that may be applicable. See Section 12 of the Offer, "Acquisition of Hawk Shares Not Deposited and Appraisal Rights -Compulsory Acquisition".

If the Offer is successful, but the Offeror acquires less than 90% of the outstanding Hawk Shares, then the Offeror intends to pursue a Second Stage Transaction to acquire the Hawk Shares not tendered to the Offer on such terms and conditions as the Offeror, at the time, believes to be fair and equitable to Hawk and its Shareholders. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Hawk Shares acquired pursuant to the Offer. See Section 12 of the Offer, "Acquisition of Hawk Shares Not Deposited and Appraisal Rights - Second Stage Transactions".

Plans for Hawk

If the Offer is successful, the Offeror will employ the combined entity's financial resources on the larger asset base with a view to maximizing returns to Unitholders. In this regard Hawk's reserve, production and undeveloped land base contain reserve additions and production enhancement opportunities on which the combined entity's financial resources could be directed. The acquisition of Hawk represents the addition of three new areas, Lloydminster/Epping, Holmberg and Vermillion, where the Offeror is not currently active. Hawk also currently has production in the Paddle River area, one of the Offeror's core properties. The quality and concentration of the assets and potential growth from these core areas provides the Offeror with a stronger inventory of oil and natural gas opportunities from which to realize increased value for Unitholders.

In the event that APF acquires at least 75% of the Hawk Shares pursuant to the Offer, it is expected that certain changes will be effected with respect to the composition of the board of directors of Hawk to allow nominees of the Offeror to become members of such board and after review and consideration of staffing needs, that a number of personnel changes may be made at Hawk and the Offeror. Furthermore, the Offeror intends to integrate the business carried on by the Offeror and Hawk. If permitted by applicable law, subsequent to the completion of the Offer or the Second Stage Transaction, if necessary, the Offeror intends to delist the Hawk Shares from the TSX and, if there are fewer than 15 securityholders of Hawk in any province, to cause Hawk to cease to be a "reporting issuer" under the securities laws of each such province.

If Hawk becomes a wholly-owned subsidiary of the Offeror, Hawk may be amalgamated into or wound-up into the Offeror or an affiliate of the Offeror. It is intended that APF will receive royalty income on the additional revenues generated from the oil and gas properties of Hawk.

Terms and Conditions of the Offer

Reference is made to the Offer for particulars of the terms and conditions of the Offer, including the manner and time of acceptance, the conditions of the Offer and provisions for payment for Hawk Shares taken up thereunder.

Acceptance of the Offer

Except as stated herein, the Offeror has no knowledge regarding whether any Shareholder will accept or reject the Offer.

Securities Regulatory Matters

The Offeror will make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable in connection with this Offer will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading.

The Offeror is not currently a reporting issuer in any jurisdiction and is not subject to the informational reporting requirements under the securities laws of any jurisdiction. The Offeror will become subject to those reporting requirements in certain Canadian jurisdictions as a result of filing the Offer and this Circular in those jurisdictions. The Offeror intends to apply for, and expects to receive, exemptions from those reporting requirements.

Source of Funds

If the Offer is successful and the Offeror acquires all of the Hawk Shares (on a diluted basis) for a pro rata amount of cash and Trust Units under the Offer, the total amount of funds required to purchase such shares and to pay related fees and expenses will be approximately $13.505 million (including severance payments and payments made to terminate Hawk Options but exclusive of the $7.1 million debt of Hawk, which will be assumed by the Offeror). This amount will be funded from the Offeror's presently available cash and credit facilities. Repayment of such borrowings will be made in whole or in part from cash flow or subsequent financings. See "Combined Capitalization of APF and the Offeror".

Expenses of the Offer

The expenses relating to the Offer, including depository, solicitation, financial advisor, printing, and legal expenses, are estimated at $0.9 million and will be paid by the Offeror. This amount will be funded from the Offeror's presently available credit facilities. Repayment of such borrowings will be made in whole or in part from cash flow or subsequent financings. See Note (1) to the section of the Circular entitled "Business and Properties of the Offeror – Consolidated Capitalization".

Depositary

The Offeror has retained Computershare Trust Company of Canada to act as a depositary for the receipt of certificates in respect of Hawk Shares and related Letters of Transmittal deposited under the Offer and for the payment for Hawk Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Shareholder who accepts the Offer by depositing their Hawk Shares directly with the Depositary. Shareholders should contact the Depositary or their broker or dealer for assistance in accepting the Offer and in depositing the Hawk Shares with the Depositary.

Soliciting Dealer Group

Canaccord Capital Corporation has been retained to act as dealer manager in connection with the Offer to solicit acceptances of the Offer. The Dealer Manager has undertaken to form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the Offer. Each member of the soliciting dealer group, including the Dealer Manager is referred to herein as a "**Soliciting Dealer**". The Offeror has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Hawk Shares a fee of $0.05 for each such share deposited and taken up by the Offeror under the Offer, other than the Hawk Shares deposited under the Offer by the Tendering Shareholders and Hawk Shares already beneficially owned by the Offeror and its associates and affiliates. The aggregate amount payable with respect to any single depositing holder of Hawk Shares will not be less than $75 nor more than $1,500, provided that the $75 minimum will only be payable in respect of deposits of Hawk Shares equal to or greater than 500 Hawk Shares. Where Hawk Shares deposited and registered in a single name are beneficially owned by more than one person, the minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The Offeror may require the Soliciting Dealer to furnish evidence of such beneficial ownership satisfactory to the Offeror at the time of deposit.

No brokerage fees or commissions will be payable by any Shareholder who deposits Hawk Shares directly with the Depositary or who uses the services of the Dealer Manager or a member of the soliciting dealer group to accept the Offer. Shareholders should contact the Dealer Manager, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Hawk Shares with the Depositary.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

General

In the opinion of Parlee McLaws LLP, counsel to the Offeror, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax consequences generally applicable to Shareholders who dispose of their Hawk Shares pursuant to the Offer or pursuant to the transactions described above in Section 11 of the Offer "Acquisition of Hawk Shares Not Deposited and Appraisal Rights" and who, for purposes of the Income Tax Act, hold their Hawk Shares, and will hold any Trust Units received pursuant to the Offer, as capital property and who deal at arm's length with the Offeror and

Hawk. Hawk Shares and Trust Units will generally constitute capital property to a holder thereof unless such Hawk Shares or Trust Units are held in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or were acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders whose Hawk Shares or Trust Units might not otherwise qualify as capital property may be able to obtain such qualification by making the election permitted by subsection 39(4) of the Income Tax Act. This summary is not applicable to a Shareholder or a Unitholder that is a "**financial institution**" as defined in the Income Tax Act for purposes of the mark-to-market rules, to a Shareholder or a Unitholder an interest in which would be a "**tax shelter investment**" pursuant to the Income Tax Act, or to a Shareholder or a Unitholder that is a "**specified financial institution**" as defined in the Income Tax Act. **This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder or Unitholder. Accordingly, Shareholders and Unitholders should consult their own independent tax advisors for advice with respect to the income tax consequences to them of disposing of their Hawk Shares and acquiring Trust Units having regard to their own particular circumstances.**

This summary is based upon the current provisions of the Income Tax Act and the regulations thereunder (the "**Regulations**") and counsel's understanding of the current administrative practices of the Canada Customs and Revenue Agency ("**CCRA**"). This summary does not take into account or anticipate changes in the law, whether by way of judicial, government or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

The Manager has confirmed that APF (referred to in this summary as the "**Trust**") currently qualifies as a "**mutual fund trust**" for the purposes of the Income Tax Act. It will continue to so qualify provided certain conditions under the Income Tax Act (relating principally to the number of Unitholders, the fair market value of the Trust Units from time to time and the nature of the Trust's activities) are maintained. See "Certain Tax Considerations Regarding the Trust and Trust Units – Status of the Trust". If the Trust does not qualify as a mutual fund trust, the Trust Units will not be qualified investments for registered retirement savings plans ("**RRSPs**"), registered retirement income funds ("**RRIFs**"), Registered Education Savings Plans ("**RESPs**") and deferred profit sharing plans ("**DPSPs**") (collectively referred to as "**Exempt Plans**"). **Except as otherwise indicated, this summary is based on the assumption that the Trust will at all times continue to qualify as a mutual fund trust for the purposes of the Income Tax Act.**

Certain Income Tax Considerations Associated with the Offer

Shareholders Resident in Canada

In addition to the comments set out under the heading "**General**", this portion of the summary is applicable only to Shareholders who are resident or who are deemed to be resident in Canada.

Disposition of Hawk Shares

A Shareholder whose Hawk Shares are taken up and paid for under the Offer will realize a capital gain (or capital loss) to the extent that the proceeds of disposition received for the holder's Hawk Shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Hawk Shares to the holder. For this purpose the proceeds of disposition to the holder will equal the sum of the fair market value of any Trust Units received plus the amount of any cash received. Similarly, a holder will be considered to have acquired any Trust Units under the Offer at an initial cost equal to the fair market value thereof. The initial cost of any such Trust Units will be averaged with the adjusted cost base of any other Trust Units owned by such holder to determine their adjusted cost base.

A holder will be required to include in income one-half of the amount of any resulting capital gain (a "**taxable capital gain**") and will generally be entitled to deduct one-half of the amount of any resulting capital loss (an "**allowable capital loss**") against taxable capital gains realized by the holder for the year, and any remaining allowable capital loss may generally be deducted in any of three preceding years or any subsequent year against taxable capital gains in such years to the extent and under circumstances described in the Income Tax Act.

In the case of a holder that is a corporation, trust or partnership, the amount of any capital loss otherwise determined resulting from the disposition of Hawk Shares may be reduced by the amount of dividends previously received to the extent and under the circumstances prescribed in the Income Tax Act.

Capital gains realized by an individual may be subject to an alternative minimum tax. The Income Tax Act provides that tax payable by individuals (other than certain trusts) is the greater of the tax otherwise determined and an alternative minimum tax. Holders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Acquisition of Hawk Shares Not Deposited

As described in Section 11 of the Offer "Acquisition of Hawk Shares Not Deposited and Appraisal Rights", the Offeror may acquire Hawk Shares not deposited under the Offer pursuant to a Compulsory Acquisition. Generally speaking, to the extent the Hawk Shares are acquired by the Offeror for Trust Units or cash, the consequences to former holders of any Compulsory Acquisition will generally be as set out above under the heading "Disposition of Hawk Shares".

If the Offeror is unable to use a Compulsory Acquisition, the Offeror may propose a Second Stage Transaction as described under "Acquisition of Hawk Shares Not Deposited and Appraisal Rights" at Section 11 of the Offer. The tax consequences of such a transaction will depend upon the manner in which the transaction is carried out and may be substantially the same as or materially different from those described above. A Shareholder may realize a capital gain (or a capital loss) and/or a deemed dividend. **Except with respect to the Second Stage Transaction set out below, this opinion does not describe the tax consequences of a Second Stage Transaction to a Shareholder.**

As referred to under "Acquisition of Hawk Shares Not Deposited and Appraisal Rights" at Section 11 of the Offer, the Offeror may consider an amalgamation of Hawk with a subsidiary of the Offeror on the basis that outstanding Hawk Shares will be exchanged for redeemable preferred shares of the amalgamated entity which are then forthwith redeemed. On such redemption, a Shareholder will be deemed to receive a dividend equal to the amount by which the value of the redemption proceeds received by the Shareholder exceeds the paid-up capital (for purposes of the Income Tax Act) at that time of such preferred shares. In the case of a Shareholder that is a corporation, in some circumstances the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend. On the redemption, the Shareholder will also be considered to have disposed of the preferred shares for proceeds of disposition equal to the value of the redemption proceeds less the amount of such deemed dividend. The Shareholder generally will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs incurred by the Shareholder in connection with the redemption, exceed (or are less than) the adjusted cost base to the Shareholder of such preferred shares, which adjusted cost base will be equal to the adjusted cost base of the Shareholder's Hawk Shares immediately before the amalgamation. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, any such capital loss may be reduced by the amount of the dividend deemed to be received by the Shareholder on the redemption, and by the amount of dividends received or deemed to have been received by the Shareholder on the Hawk Shares, to the extent and under the circumstances described in the Income Tax Act.

It is understood that under the current administrative practices of the CCRA, Shareholders who receive payment for their Hawk Shares pursuant to the exercise of their right of dissent from such an amalgamation will be considered to have disposed of their Hawk Shares and to have realized a capital gain (or capital loss) equal to the amount by which the amount that is ultimately determined to be payable to the Shareholder in respect of the Shareholder's Hawk Shares (exclusive of any interest thereon), net of any reasonable costs incurred by the Shareholder in connection with such disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of the Hawk Shares. Where any interest is paid to the Shareholder, the Shareholder must include such interest in computing income under the Income Tax Act.

Shareholders Not Resident in Canada

In addition to the comments set out under the heading "General", this portion of the summary is applicable to Shareholders who, for purposes of the Income Tax Act, have not been resident in Canada or deemed to be resident in Canada at any time while they held their Hawk Shares and who do not use or hold and are not deemed to use or hold their Hawk Shares in carrying on a business in Canada (hereinafter referred to as a "Non-Resident Shareholder"). Special rules apply to non-resident insurers that carry on an insurance business in Canada.

Non-Resident Shareholders Accepting the Offer

A Non-Resident Shareholder will only be subject to taxation in Canada in respect of the disposition of Hawk Shares if such shares constitute "**taxable Canadian property**" and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty. Generally speaking, a Non-Resident Shareholder's Hawk Shares will constitute taxable Canadian property only if at any time during the five year period immediately preceding the disposition of the Hawk Shares by such Non-Resident Shareholder, the Non-Resident Shareholder, persons not dealing at arm's length with such Non-Resident Shareholder, or any combination thereof owned (or had options to acquire) not less than 25% of the issued shares of any class or series of the capital stock of Hawk or a predecessor, or the Non-Resident Shareholder's Hawk Shares were acquired in a tax deferred exchange for other property that was itself taxable Canadian property.

Non-Resident Shareholders whose Hawk Shares constitute taxable Canadian property to them and who accept the Offer will generally be subject to the same income tax considerations as those discussed above with respect to Shareholders that are resident in Canada. Such Non-Resident Shareholders would also be required to file a Canadian income tax return reporting the disposition and, if the disposition results in a capital gain, pay Canadian income tax in respect of such capital gain at applicable rates. Non-Resident Shareholders whose Hawk Shares constitute taxable Canadian property may nonetheless be exempted from taxation on gains to the extent that they can avail themselves of the provisions of a relevant bilateral tax treaty with Canada.

Acquisition of Hawk Shares Not Deposited

The consequences under the Income Tax Act to a Non-Resident Shareholder of any Compulsory Acquisition would generally be the same as those described above with respect to Non-Resident Shareholders Accepting the Offer.

If the Offeror is unable to use a Compulsory Acquisition, the Offeror may propose a Second Stage Transaction as described under "Acquisition of Hawk Shares Not Deposited and Appraisal Rights" at Section 11 of the Offer. The tax consequences of such a transaction to a Non-Resident Shareholder will depend upon the manner in which the transaction is carried out and may be substantially the same as or materially different from those described above. The Non-Resident Shareholder may realize a capital gain (or a capital loss) and/or a deemed dividend. **Except with respect to the Second Stage Transaction set out below, this opinion does not describe the tax consequences of a Second Stage Transaction to a Non-Resident Shareholder.**

As referred to under "Acquisition of Hawk Shares Not Deposited and Appraisal Rights" at Section 11 of the Offer, the Offeror may consider an amalgamation of Hawk with a subsidiary of the Offeror on the basis that outstanding Hawk Shares will be exchanged for redeemable preferred shares of the amalgamated entity which are then forthwith redeemed. On such redemption, a Non-Resident Shareholder will be deemed to receive a dividend equal to the amount by which the value of the redemption proceeds received by the Non-Resident Shareholder exceeds the paid-up capital (for purposes of the Income Tax Act) of such preferred shares at that time. Such deemed dividend would be subject to Canadian withholding tax under the Income Tax Act at a rate of 25%, subject to reduction under an applicable bilateral tax treaty. In the case of a Non-Resident Shareholder, who is a resident of the United States for the purposes of the Canada-United States Income Tax Convention, the rate of withholding tax on such deemed dividend generally would be reduced to 15%. On the redemption, the Non-Resident Shareholder will also be considered to have disposed of the preferred shares for proceeds of disposition equal to the value of the redemption proceeds less the amount of such deemed dividend. The Non-Resident Shareholder generally will not be subject to tax under the Income Tax Act in respect of any gain realized on such disposition provided the preferred shares do not constitute "taxable Canadian property" (within the meaning of the Income Tax Act) to the Non-Resident Shareholder. Generally, the preferred shares will not constitute taxable Canadian property to a Non-Resident Shareholder unless either the Non-Resident Shareholder's Hawk shares constituted taxable Canadian property immediately before the amalgamation (see above under the heading "Non-Resident Shareholders Accepting the Offer") or the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length (within the meaning of the Income Tax Act), or the Non-Resident Shareholder together with such persons owns or has an interest in or option in respect of 25% or more of the preferred shares. A Non-Resident Shareholder whose preferred shares constitute taxable Canadian property generally will be required to calculate a capital gain or capital loss on the redemption of their preferred shares in the same manner as a Shareholder who is resident in Canada, as described above under the heading "Shareholders Resident in Canada – Acquisition of Hawk Shares Not Deposited", and would be required to file a Canadian income tax return reporting the disposition and pay Canadian income tax in respect of any resulting capital gain at applicable rates.

Certain Tax Considerations Regarding the Trust and the Trust Units

Status of The Trust

If the Trust has at least 150 Unitholders, each of whom owns not less than 100 Trust Units, and each of whom owns Trust Units having an aggregate fair market value of not less than $500, the Trust will continue to qualify as a mutual fund trust for purposes of the Income Tax Act, provided such conditions are maintained; the undertaking of the Trust is restricted to the investing of funds in property (other than real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest therein) that is capital property of the Trust, or any combination of these activities; and certain other requirements are satisfied. It is intended that these requirements will be satisfied so that the Trust will continue to so qualify, but in the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below. The Trust Units are qualified investments for Exempt Plans provided the Trust continues to qualify as a mutual fund trust for the purposes of the Income Tax Act and subject to the specific provisions of any particular Exempt Plan.

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Exempt Plans. Where, at the end of any month, an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Income Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by an RRSP holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units while they are not qualified investments. RESPs which hold Trust Units that are not qualified investments can have their registration revoked by the CCRA.

If the Trust ceases to qualify as a mutual fund trust, the Trust will be required to pay a tax under Part XII.2 of the Income Tax Act. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders including non-resident persons and Exempt Plans that acquire an interest in the Trust directly or indirectly from another Unitholder.

Income of the Trust

The Income Tax Act requires the Trust to compute its income or loss for a taxation year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for purposes of the Income Tax Act, as described below.

The Trust is required to include in computing its income for a taxation year all amounts that it received in that year in respect of the Royalty, including any amounts subject to set off, and including any amounts paid by it to the Offeror in that year in respect of reimbursed Crown Royalties. The Trust is also required to include in computing its income for a taxation year income attributable to the proceeds of disposition of the Royalty and the Trust's share of the income attributable to the sale of all or any portion of the Royalty relating to a property sold by the Offeror. The Trust will also be required to include in its revenue for each taxation year all interest on any investments held by the Trust, including the Notes, that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, or is deemed to have been paid in the year.

The Trust is entitled to annual deductions in respect of reasonable current expenses incurred in its ongoing operation, its cumulative Canadian oil and gas property expense ("cumulative COGPE") account, resource allowance and capitalized issue expenses in accordance with the provisions of the Income Tax Act. The Trust may deduct in respect of each taxation year an amount not exceeding 10% of its cumulative COGPE account, determined on a declining balance basis and 20% of the total issue expenses of a sale of Trust Units to the extent that those expenses were not otherwise deductible in a preceding year. The Trust's annual deduction in respect of resource allowance will be an amount equal to 25% of its "adjusted resource profits" calculated in accordance with the Regulations to the Income Tax Act. Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on any shares will be deemed to have been received by the Unitholders and not to have been received by the Trust. To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year and any amounts which constitute the excess, if any, of reimbursed Crown Royalty paid by the Trust over the resource allowance deductible for that year to the extent that such excess amounts are designated by the Trust to be payable to the Unitholders for that year. An amount will be considered payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled to enforce payment of the amount. See "Unitholders Resident in Canada – Income from Trust Units". Accordingly, it is anticipated that the Trust will generally not have any taxable income for purposes of the Income Tax Act. The Trust may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for the year that becomes payable to Unitholders in the year in order to utilize losses from prior taxation years. The Trust may choose not to claim all deductions in computing income and taxable income to the maximum extent allowed by the Income Tax Act.

ARC Entitlement

The Trust is entitled to claim ARC under current legislation. Under current legislation, the ARC is based on a price-sensitive formula linked to crude oil prices. The maximum Crown Royalty to which the rate applies annually is $2,000,000 per applicant or associated group of applicants. Eligible Alberta Crown royalties exclude royalties in respect of properties which are defined as "restricted resource properties" under the *Alberta Corporate Tax Act*.

Unitholders Resident in Canada

Income from Trust Units

Each Unitholder is required to include in computing his income for a particular taxation year the Unitholder's pro rata share of the Trust's income, determined under the principles discussed above, that is paid or payable to the Unitholder in that taxation year, including all amounts designated by the Trust to a Unitholder and deducted by the Trust in respect of the excess of reimbursed Crown charges over resource allowance deducted in computing the Trust's income. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or "resource profits") for purposes of the Income Tax Act. Any loss of the Trust for purposes of the Income Tax Act cannot be allocated to, or treated as, a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Income Tax Act.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. The non-taxable portion of capital gains distributed to a private corporation may be added to its capital dividend account. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year should not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units, this will give rise to a deduction in the adjusted cost base of the Trust Units held by such Unitholder, except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder.

A Unitholder which is a Canadian-controlled private corporation (as defined in the Income Tax Act) will be subject to a refundable tax of 6 2/3% in respect of its aggregate investment income for the year within the meaning of the Income Tax Act. A Unitholder which is subject to the 6 2/3% tax will be entitled to a refund of the tax as dividends are paid by it. The portion of realized taxable capital gains (net of allowable capital losses) that accrued while the Trust Units are held by a Canadian-controlled private corporation and distributions of income of the Trust are included in the calculation of aggregate investment income for these purposes.

Adjusted Cost Base of Trust Units

The adjusted cost base to a Unitholder of a Trust Unit will generally include all amounts paid by the Unitholder for the Trust Unit. Trust Units issued to a Unitholder under the Trust's distribution reinvestment plan, in lieu of a cash distribution in respect of income will have an adjusted cost base equal to the amount of such income. See "Trust Units – Distribution Reinvestment Plan". This adjusted cost base will be required to be averaged with the adjusted cost base of all other Trust Units held by the Unitholder in order to determine the respective adjusted cost base of each Trust Unit. Amounts distributed by the Trust to a Unitholder in respect of a Trust Unit (including amounts in respect of ARC) will reduce a Unitholder's adjusted cost base of the Trust Unit to the extent that the amount distributed to a Unitholder is in excess of his pro-rata share of the income of the Trust, determined under the principles discussed above. To the extent that the adjusted cost base of a Trust Unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

Disposition of Trust Units

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in a Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder will be included in the Unitholder's income under the Income Tax Act for the year of disposition as a taxable capital gain. Subject to certain specific rules in the Income Tax Act and one-half of any capital loss realized on a disposition of a Trust Unit may be deducted against taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year.

Taxable capital gains realized by a Unitholder that is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances.

Unitholders Not Resident in Canada

The following is a general summary of the principal Canadian federal income tax consequence under the Income Tax Act generally applicable to Unitholders who, for purposes of the Income Tax Act, are not resident in Canada at any time while they hold their Trust Units, who hold their Trust Units as capital property and who do not use or hold, and are not deemed under the Income Tax Act to use or hold, their Trust Units in, or in the course of, carrying on business in Canada. Non-resident Unitholders are urged to consult their local tax advisors as to the income tax considerations applicable to the acquisition of Trust Units.

Income from Trust Units

Where the Trust makes distributions to a Unitholder who is not resident in Canada for purposes of the Income Tax Act, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will generally apply, except that any distribution of income of the Trust to a Unitholder not resident in Canada will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. Distribution of amounts which are not income for purposes of the Income Tax Act will not be subject to Canadian withholding tax. Distribution of income of the Trust to a Unitholder that is subject to withholding tax will be computed under the same principles discussed above. See "Certain Tax Considerations Regarding the Trust and the Trust Units – The Trust – Income of the Trust".

Adjusted Cost Base of Trust Units

A Unitholder who is not resident in Canada will generally compute the adjusted cost base of his Trust Units under the same rules as apply to residents of Canada. Any distributions by the Trust in excess of a Unitholder's pro-rata share of income of the Trust will reduce the adjusted cost base of any Trust Unit held by a Unitholder. To the extent that the adjusted cost base is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of a Trust Unit in the year in which the negative amount arises.

Disposition of Trust Units

A Unitholder who is not resident in Canada and who disposes of or is deemed to have disposed of his Trust Units (other than in a tax deferred transaction), will recognize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Trust Units disposed of and any reasonable costs associated with the disposition. A Unitholder will not be subject to tax under the Income Tax Act in respect of his capital gain unless: (i) his Trust Units or rights to acquire Trust Units are "taxable Canadian property" for purposes of the Income Tax Act; and (ii) he is not entitled to relief under a tax treaty between Canada and his jurisdiction of residence. Generally, a Trust Unit will be "taxable Canadian property" of a Unitholder if, at any time during the five year period immediately preceding the disposition of a Trust Unit, not less than 25% of the issued Trust Units belong to the Unitholder, persons with whom the Unitholder did not deal at arm's length, or any combination thereof.

LEGAL MATTERS

The legal opinions referred to under the section of the Circular entitled "Canadian Federal Income Tax Consequences" have been provided by Parlee McLaws LLP. As of the date hereof, the partners and associates of Parlee McLaws LLP beneficially owned (directly or indirectly) less than 1% of the issued and outstanding Trust Units and Hawk Shares.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of APF are PricewaterhouseCoopers LLP, Chartered Accountants, 3100, 111 – 5th Street S.W., Calgary, Alberta, T2P 5L3.

The registrar and transfer agent for the Trust Units is Computershare Trust Company of Canada at its principal offices in Montreal, Québec, Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides security holders of Hawk with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENTS

CONSENT OF COUNSEL

To: APF Energy Trust
The Board of Directors of APF Energy Inc.
The Board of Directors of APF Energy Management Inc.
The Securities Commissions and similar regulatory authorities in the provinces of Canada

We hereby consent to the reference to our opinion contained under the heading "Canadian Federal Income Tax Consequences" in the Circular accompanying the Offer dated December 27, 2002 made by APF Energy Inc. to the holders of Class A Shares of Hawk Oil Inc.

December 27, 2002
Calgary, Alberta

(Signed) "Parlee McLaws LLP"
Barristers and Solicitors

CONSENT OF ENGINEERS

To: APF Energy Trust
The Board of Directors of APF Energy Inc.
The Board of Directors of APF Energy Management Inc.
The Securities Commissions and similar regulatory authorities in the provinces of Canada

Dear Sirs:

We hereby consent to the use of our name and references to excerpts from our reports:

(a) dated January 23, 2002 and effective January 1, 2002 evaluating the reserves attributable to the properties of APF Energy Inc.;

(b) originally dated November 30, 2001 and made effective October 1, 2001 and mechanically updated to October 1, 2002 in a report dated September 23, 2002 evaluating the reserves attributable to Kinwest Resources Inc. and its joint venture partner; and

(c) dated October 30, 2002 and effective October 1, 2002 and evaluating the reserves attributable to the properties of Hawk Oil Inc.,

the reports of the reserves attributable to the properties of APF Energy Inc., Kinwest Resources Inc. and its joint venture partner being incorporated by reference in the Circular accompanying the Offer dated December 27, 2002 made by APF Energy Inc. to the holders of Class A Shares of Hawk Oil Inc.

Yours very truly,

Dated: December 27, 2002
Calgary, Alberta
Canada

(Signed) "Gilbert Laustsen Jung Associates Ltd."

CONSENT OF AUDITORS OF APF

To: APF Energy Trust
The Board of Directors of APF Energy Inc.
The Securities Commissions and similar regulatory authorities in the provinces of Canada

Dear Sirs:

APF Energy Trust

We refer to the take-over bid circular dated December 27, 2002 relating to the offer by APF Energy Inc. to purchase all of the outstanding Class A Shares of Hawk Oil Inc.

We consent to the incorporation by reference in the above-mentioned take-over bid circular of:

1. our report dated April 24, 2001 to the Directors of Alliance Energy Inc. on the following financial statements:
   - Audited schedule of revenues and expenses for the years ended December 31, 2000 and 1999 for the Saskatchewan Properties;
2. our report dated February 2, 2001 to the Directors of Alliance Energy Inc. on the following financial statements:
   - Consolidated balance sheets as at November 30, 2000 and 1999;
   - Consolidated statements of earnings and retained earnings (deficit) and cash flows for the years ended November 30, 2000, 1999 and 1998; and
3. our report dated March 18, 2002 to the Unitholders of APF Energy Trust on the following financial statements:
   - Consolidated balance sheets as at December 31, 2001 and 2000;
   - Consolidated statements of operations and retained earnings, cash flows and cash distributions and accumulated cash distributions for the years ended December 31, 2001 and 2000.

We also consent to the use in the above-mentioned take-over bid circular of our compilation reports dated December 27, 2002 to APF Energy Trust on the unaudited pro-forma consolidated balance sheet as at September 30, 2002 and statements of operations and cash distributions of APF Energy Trust for the nine months ended September 30, 2002 and the unaudited pro-forma consolidated statements of operations and cash distributions of APF Energy Trust for the year ended December 31, 2001.

Calgary, Canada
December 27, 2002

(Signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

CONSENT OF AUDITORS OF KINWEST AND SELLCO

To: APF Energy Trust
The Board of Directors of APF Energy Inc.
The Securities Commissions and similar regulatory authorities in the provinces of Canada

Dear Sirs:

APF Energy Trust

We refer to the take-over bid circular dated December 27, 2002 relating to the offer by APF Energy Inc. to purchase all of the outstanding Class A Shares of Hawk Oil Inc.

We consent to the incorporation by reference in the above-mentioned take-over bid circular of:

1. Our report dated March 27, 2002 to the Directors of Kinwest Resources Inc. on the following financial statements:

   - Balance sheets as at December 31, 2001, 2000 and 1999;

   - Statements of earnings and retained earnings and cash flows for the years ended December 31, 2001, 2000 and 1999.

2. Our report dated April 24, 2002 for the Directors of Sellco on the schedule of revenues, royalties and operating expenses for the year ended December 31, 2001.

Calgary, Canada
December 27, 2002

(Signed) "Meyers Norris Penny LLP"
Chartered Accountants

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2001

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have reviewed as to the compilation only, the accompanying pro-forma consolidated statements of operations and cash distributions of APF Energy Trust for the year ended December 31, 2001 which have been prepared for inclusion in the Offer and Circular dated December 27, 2002. In our opinion, the pro-forma consolidated statements of operations and cash distributions have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1 and 2 to the December 31, 2001 pro-forma consolidated financial statements.

(Signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Calgary, Alberta
December 27, 2002

APF Energy Trust
Pro-Forma Consolidated Statement of Operations
(Unaudited)
December 31, 2001

	APF Energy Trust Year Ended December 31, 2001 $	Kinwest Year Ended December 31, 2001 $	Sellco Year Ended December 31, 2001 $	Hawk Year Ended December 31, 2001 $	Alliance Energy Inc. Three Months Ended February 28, 2001 $	Saskatchewan Acquisition Four Months Ended April 30, 2001 $	Combined $	Adjustments $ (2(a))	Total $
Revenue									
Oil and natural gas	68,038,666	12,610,237	9,526,604	14,094,616	5,260,905	8,289,280	117,820,308	-	117,820,308
Royalties expense, net of ARC	(13,363,789)	(2,160,880)	(1,673,464)	(2,314,360)	(1,156,759)	(1,497,333)	(22,166,585)	-	(22,166,585)
Other operating revenue	1,885,657	-	-	2,103	-	152,053	2,039,813	-	2,039,813
	56,560,534	10,449,357	7,853,140	11,782,359	4,104,146	6,944,000	97,693,536	-	97,693,536
Expenses									
Operating	13,086,271	3,128,812	2,418,332	3,005,041	720,591	2,290,667	24,649,714		24,649,714
General and administrative - net	3,360,236	441,964	-	746,648	229,580	-	4,778,428	889,954(vi)	5,668,382
Management fee	1,503,291	-	-	-	-	-	1,503,291	1,034,891(iii)	2,538,182
Interest on long-term debt	3,047,933	464,566	-	373,065	100,550	-	3,986,114	340,763(ii)	4,326,877
Capital and other taxes	1,172,302	-	-	-	-	-	1,172,302	329,234(iv) 342,958(vii)	1,844,494
Depletion and amortization	19,778,736	2,544,504	-	2,740,512	765,642	-	25,829,394	15,406,189(i)	41,235,583
Site restoration	1,292,645	157,738	-	-	-	-	1,450,383	1,013,596(v)	2,463,979
	43,241,414	6,737,584	2,418,332	6,865,266	1,816,363	2,290,667	63,369,626	19,357,585	82,727,211
Income before taxes	13,319,120	3,711,773	5,434,808	4,917,093	2,287,783	4,653,333	34,323,910	(19,357,585)	14,966,325
Provision for income taxes (recovery)									
Current	-	880,892	-	213,045	1,204,687	-	2,298,624	(1,969,390)(iv) (329,234)(iv)	-
Future	(5,173,528)	660,651	-	1,505,813	-	-	(3,007,064)	(3,948,783)(ix)	(6,955,847)
	(5,173,528)	1,541,543	-	1,718,858	1,204,687	-	(708,440)	(6,247,407)	(6,955,847)
Income for the year before minority interest	18,492,648	2,170,230	5,434,808	3,198,235	1,083,096	4,653,333	35,032,350	(13,110,178)	21,922,172
Minority interest	348,984	-	-	-	-	-	348,984	237,859	586,843
Net income for the year	18,143,664	2,170,230	5,434,808	3,198,235	1,083,096	4,653,333	34,683,366	(13,348,037)	21,335,329
Net income per share/unit – Basic	1.44	.33							0.85
Net income per share/unit – Diluted	1.44	.31							0.85

APF Energy Trust
Pro-Forma Consolidated Statement of Cash Distributions
(Unaudited)
December 31, 2001

	APF Energy Trust Year Ended December 31, 2001 $	Kinwest Year Ended December 31, 2001 $	Sellco Year Ended December 31, 2001 $	Hawk Year Ended December 31, 2001 $	Alliance Energy Inc. Three Months Ended February 28, 2001 $	Saskatchewan Acquisition Four Months Ended April 30, 2001 $	Combined $	Adjustments $	Total $
								(2(a))	
Oil and natural gas sales	68,038,666	12,610,237	9,526,604	14,094,616	5,260,905	8, 289,280	117,820,308	-	117,820,308
Other operating revenue	1,885,657	-	-	2,103	-	152,053	2,039,813	-	2,039,813
Gross overriding royalties and lessor's royalties	(6,128,274)	(1,005,609)	(845,951)	(651,226)	(534,887)	(226,063)	(9,392,010)	-	(9,392,010)
	63,796,049	11,604,628	8,680,653	13,445,493	4,726,018	8,215,270	110,468,111	-	110,468,111
Less									
Operating costs	13,086,271	3,128,812	2,418,332	3,005,041	720,591	2,290,667	24,649,714	-	24,649,714
General and administrative expense	2,893,732	441,964	-	746,648	229,580	-	4,311,924	889,954(vi)	5,201,878
Management fees	1,503,291	-	-	-	-	-	1,503,291	1,034,891(iii)	2,538,182
Debt services charges	3,047,933	464,566	-	373,065	100,550	-	3,986,114	340,763(ii)	4,326,877
Abandonment fund contribution	425,000	-	-	-	-	-	425,000	-	425,000
Capital and other taxes	1,172,302	-	-	-	-	-	1,172,302	329,234(iv) 342,958(vii)	1,844,494
Capital expenditures	16,224,837	-	-	-	-	-	16,224,837	-	16,224,837
Drawdown on credit facilities	(16,224,837)	-	-	-	-	-	(16,224,837)	-	(16,224,837)
	22,128,529	4,035,342	2,418,332	4,124,754	1,050,721	2,290,667	36,048,345	2,937,800	38,986,145
Income subject to the Royalty	41,667,520	7,569,286	6,262,321	9,320,739	3,675,297	5,924,603	74,419,766	(2,937,800)	71,481,966
99% of income subject to the Royalty	41,250,845	7,493,593	6,199,698	9,227,532	3,638,544	5,865,357	73,675,569	(2,908,422)	70,767,147
Crown charges net of ARC	(7,163,159)	(1,143,718)	(819,238)	(1,663,134)	(621,872)	(1,258,557)	(12,669,678)	-	(12,669,678)
General and administrative costs of the Trust	(466,504)	-	-	-	-	-	(466,504)	-	(466,504)
Distributable income	33,621,182	6,349,875	5,380,460	7,564,398	3,016,672	4,606,800	60,539,387	(2,908,422)	57,630,965
Repayment of capital (working capital reserve)	3,689,669	(6,349,875)	(5,380,460)	(7,564,398)	(3,016,672)	(4,606,800)	(23,228,536)	23,228,536(viii)	-

APF Energy Trust
Pro-Forma Consolidated Statement of Cash Distributions
(Unaudited)
December 31, 2001

	APF Energy Trust Year Ended December 31, 2001 $	Kinwest Year Ended December 31, 2001 $	Sellco Year Ended December 31, 2001 $	Hawk Year Ended December 31, 2001 $	Alliance Energy Inc. Three Months Ended February 28, 2001 $	Saskatchewan Acquisition Four Months Ended April 30, 2001 $	Combined $	Adjustments $	Total $
								(2(a))	
Cash available to be distributed	37,310,851	-	-	-	-	-	37,310,851	20,320,114	57,630,965
Cash distributed to date	34,973,269	-	-	-	-	-	34,973,269	20,320,114	55,293,383
Cash distribution payable	2,337,582	-	-	-	-	-	2,337,582	-	2,337,582
Actual/deemed cash distribution declared per unit	2.98	-	-	-	-	-	-	-	2.29

1. Basis of presentation

The pro-forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Alliance Energy Inc. ("Alliance"), including the Saskatchewan Properties, the purchase of Kinwest Resources Inc. ("Kinwest") and a corporation ("Sellco") newly formed to acquire properties held by joint venture partners of Kinwest and Hawk Oil Inc. ("Hawk"). Alliance, Kinwest, Sellco and Hawk are involved in oil and gas exploration, development and production in Canada. The pro-forma consolidated financial statements have been prepared from information derived from the December 31, 2001 audited consolidated historical financial statements of the Trust, the February 28, 2001 unaudited financial statements of Alliance, (as filed with applicable regulatory authorities), the April 30, 2001 Saskatchewan Properties' unaudited schedule of revenues and operating expenses (as set out in the prospectus of the Trust dated June 21, 2001), the Kinwest December 31, 2001 audited financial statements, the December 31, 2001 audited schedule of revenues, royalties and operating expenses of Sellco, the Hawk December 31, 2001 audited financial statements and the assumptions set out in note 2 below. The pro-forma statements also give effect to the funds raised by prospectus and private placement in 2001 and the February 1, 2002 prospectus.

The Trust, Alliance and Saskatchewan Properties' financial information is incorporated by reference from filed documents of the Trust.

The Saskatchewan Properties were acquired by Alliance on April 30, 2001 following the Trust's acquisition of Alliance on April 11, 2001. The pro-forma consolidated statements of operations and cash distributions give effect to those transactions as if they occurred January 1, 2001.

The Kinwest and Sellco shares were acquired on May 30, 2002 through a plan of arrangement with respect to Kinwest and a share purchase agreement with respect to Sellco.

The Hawk Shares are to be purchased by APF Energy Inc. through a take-over bid, expected to close in February, 2003.

The pro-forma consolidated financial statements do not give effect to any purchases of any assets which do not meet the significant test rules as defined by various securities regulations.

The pro-forma consolidated financial statements do not give effect to the approved internalization of management transaction, except that the structuring fee has been waived on the Hawk acquisition. The transaction will result in the elimination of both the 3.5% management fee charged on net operating cash flow and the 1% minority interest, effective January 1, 2003. When the transaction is completed, the related payments will be capitalized to the extent there is a continuing benefit to the Trust and expensed to the extent that amounts are period costs.

The pro-forma consolidated financial statements may not be indicative of the financial position or the results of operations or royalty distribution of the Trust which will be obtained upon completion of the Hawk take-over. In preparing the pro-forma financial statements no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the combined assets.

Accounting policies used in the preparation of the pro-forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2001. The acquisition of Hawk has been accounted for as a property purchase. In the opinion of management, the pro-forma financial statements include all adjustments necessary for fair presentation.

The pro-forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2001, the audited financial statements of Alliance Energy Inc. as at and for the year ended November 30, 2000, the audited financial statements of Kinwest Resources Inc. as at and for the year ended December 31, 2001, the audited schedule of revenues, royalties and operating costs of Sellco as at and for the year ended December 31, 2001 and the audited financial statements of Hawk as at and for the year ended December 31, 2001.

The Trust is an open-ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") will effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF, management fees paid to APF Energy Management Inc. ("APF Management") in respect of the management of APF and the Royalty and debt service charges. The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. Pro-forma adjustments and assumptions

(a) The purchase of Hawk is included in the Trust's pro-forma consolidated balance sheet at September 30, 2002. No pro-forma balance sheet has been prepared at December 31, 2001.

(b) The pro-forma consolidated statements of operations and cash distributions have been prepared as if the proposed transactions took place on January 1, 2001.

(i) the purchase price allocated to the Alliance capital assets, the Saskatchewan Properties, the Kinwest Properties, the Sellco properties and the Hawk properties are amortized on a unit-of-production basis;

(ii) the interest for the change in long-term debt, related to the purchases after the use of cash from the issue of Trust Units has been recorded at 7.5% per annum with no deemed principal repayments (see note 4);

(iii) the 3.5% management fee was charged on net operating cash flow;

(iv) current taxes were adjusted to account for income taxes as if the income from the acquired properties subject to the royalty calculation was in effect January 1, 2001. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation;

(v) site restoration is calculated on a unit of production basis using the same rate as for the Trust and in the case of Hawk has been reclassed from depletion and amortization;

(vi) general and administrative expense for the Saskatchewan Properties is calculated at $0.75 per barrel produced and the administrative cost recovered by Kinwest from Sellco has been eliminated;

(vii) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

(viii) the Pro-Forma Consolidated Statement of Cash Distributions assumes that the working capital reserve drawdown/capital reduction will remain the same as in the Trust for the year ended December 31, 2001. The distributions to royalty unitholders on a per unit basis are based on 25,140,406 Trust Units assumed outstanding for the year;

(ix) The future tax expense has been adjusted to reflect the impact on earnings of the transaction at the maximum statutory rate.

3. Royalty

The Trust follows the full cost method of accounting whereby all costs of acquiring and developing interests are capitalized.

The Royalty is depleted on the unit-of-production method based on proved reserves.

The cost of Royalty less accumulated depletion is limited to an amount equal to the estimated future net revenue from proved reserves (based on constant prices and costs at the balance sheet date) less estimated future general and administrative, financing and site restoration costs.

4. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 7,139,357 Trust Units were outstanding at December 31, 2000, with additional Trust Units of 2,870,000 issued under the February 16, 2001 prospectus, 430,500 Trust Units under the agents' over-allotment option, 901,599 Trust Units issued as part of the purchase of Alliance Energy Inc., 2,200,000 Trust Units issued under the June 21, 2001 prospectus, 850,000 under the agents' over-allotment option, 1,080,000 in a private placement in

October, 2001 and 3,250,000 under the February 1, 2002 prospectus. At December 31, 2001, there were 15,583,880 Trust Units outstanding. There were 3,385,510 Trust Units and warrants, to acquire 1,692,755 Trust Units, issued as part of the payment for the Kinwest and Sellco shares and 2,919,016 Trust Units are to be issued as part of the settlement for the Hawk Shares. The Trust is also authorized to issue an unlimited number of Special Voting Units.

5. Other significant accounting policies

See note 2 on the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2001, which are incorporated in this Circular by reference.

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
Nine Months Ended September 30, 2002

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have reviewed as to the compilation only, the accompanying pro-forma consolidated balance sheet as at September 30, 2002 and statements of operations and cash distributions of APF Energy Trust for the nine months then ended which have been prepared for inclusion in the Offer and Circular dated December 27, 2002. In our opinion, the pro-forma consolidated balance sheet and statements of operations and cash distributions have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1 and 2 to the September 30, 2002 pro-forma consolidated financial statements.

(Signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Calgary, Alberta
December 27, 2002

APF Energy Trust
Pro-Forma Consolidated Balance Sheet
(Unaudited)
September 30, 2002

	APF Energy Trust September 30, 2002 $	Hawk Oil Inc. September 30, 2002 $	Combined $	Adjustments (Note 2(a)) $	Total $
ASSETS					
Current assets					
Cash	2,033,218	(458,358)	1,574,860	-	1,574,860
Accounts receivable	17,477,482	2,658,564	20,136,046	-	20,136,046
Other current assets	2,678,131	155,443	2,833,574	-	2,833,574
	22,188,831	2,355,649	24,544,480	-	24,544,480
Site restoration fund	337,588	-	337,588	-	337,588
Property, plant and equipment	252,434,867	28,089,333	280,524,200	50,671,875 (ii)	331,196,075
	274,961,286	30,444,982	305,406,268	50,671,875	356,078,143
LIABILITIES					
Current liabilities					
Accounts payable and accrued liabilities	15,491,207	3,656,174	19,147,381	4,308,118 (ii)	23,455,499
Due to APF Energy Management Inc.	414,300	-	414,300	-	414,300
Cash distribution payable	3,340,310	-	3,340,310	-	3,340,310
Bank indebtedness	61,000,000	7,100,000	68,100,000	9,194,900 (ii)	77,294,900
	80,245,817	10,756,174	91,001,991	13,503,018	104,505,009
Future income taxes	47,195,212	6,955,624	54,150,836	22,102,690 (ii)	76,253,526
Site restoration liability	5,724,789	214,650	5,939,439	-	5,939,439
	133,165,818	17,926,448	151,092,266	35,605,708	186,697,974
UNITHOLDERS' EQUITY					
Share capital	-	5,049,508	5,049,508	(5,049,508)	-
Unitholders' investment account	205,668,695	-	205,668,695	27,584,701 (ii)	233,253,396
Retained earnings	36,531,162	7,469,026	44,000,188	(7,469,026)	36,531,162
Accumulated cash distributions	(100,404,389)	-	(100,404,389)	-	(100,404,389)
	141,795,468	12,518,534	154,314,002	15,066,167	169,380,169
	274,961,286	30,444,982	305,406,268	50,671,875	356,078,143

APF Energy Trust
Pro-Forma Consolidated Statement of Operations
(Unaudited)
September 30, 2002

	APF Energy Trust Nine Months Ended September 30, 2002 $	Kinwest Resources Inc. Five Months Ended May 30, 2002 $	Sellco Five Months Ended May 30, 2002	Hawk Oil Inc. Nine Months Ended September 30, 2002 $	Combined $	Adjustments (Note 2(b)) $	Total $
Revenue							
Oil and natural gas	63,425,660	5,405,283	4,181,602	12,375,688	85,388,233		85,388,233
Royalties	(13,269,801)	(767,278)	(615,417)	(1,770,340)	(16,422,836)		(16,422,836)
Other operating revenue	1,215,015	-	-	-	1,215,015		1,215,015
	51,370,874	4,638,005	3,566,185	10,605,348	70,180,412	-	70,180,412
Expenses							
Operating	13,777,525	1,101,075	857,882	3,034,550	18,771,032		18,771,032
Compensation costs arising from sale		2,484,550			2,484,550	(2,484,550) (vi)	-
General and administrative- net	3,087,440	267,332		573,917	3,928,689	100,649 (vii)	4,029,338
Management fee	1,321,631				1,321,631	483,561 (iii)	1,805,192
Interest on long-term debt	1,979,930	152,525		225,893	2,358,348	853,366 (ii)	3,211,714
Capital and other taxes	1,467,798	-			1,467,798	284,071 (viii)	1,751,869
Depletion and amortization	22,974,265	1,020,087		2,939,818	26,934,170	6,755,189 (i)	33,689,359
Site restoration	1,510,949	67,060			1,578,009	277,663 (v)	1,855,672
	46,119,538	5,092,629	857,882	6,774,178	58,844,227	6,269,949	65,114,176
Operating Income	5,251,336	(454,624)	2,708,303	3,831,170	11,336,185	(6,269,949)	5,066,236
Provision for income taxes (recovery)						23,291 (iv)	
Current	-	(9,142)	-	269,922	260,780	(284,071) (viii)	-
Future	(7,331,282)	(13,232)	-	1,110,411	(6,234,103)	(1,517,261)(iv)	(7,751,364)
Income before minority interest	12,582,618	(432,250)	2,708,303	2,450,837	17,309,508	(4,491,908)	12,817,600
Minority interest	275,573				275,573	127,870	403,443
Net income for the period	12,307,045	(432,250)	2,708,303	2,450,837	17,033,935	(4,619,778)	12,414,157
Net income per unit - basic and diluted	0.62						0.49

APF Energy Trust
Pro-Forma Consolidated Statement of Cash Distributions
(Unaudited)
September 30, 2002

	APF Energy Trust Nine Months Ended September 30, 2002 $	Kinwest Resources Inc. Five Months Ended May 30, 2002 $	Sellco Five Months Ended May 30, 2002 $	Hawk Oil Inc. Nine Months Ended September 30, 2002 $	Combined $	Adjustments (Note 2(b)) $	Total $
Revenue							
Oil and natural gas	63,425,660	5,405,283	4,181,602	12,375,688	85,388,233	-	85,388,233
Other operating revenue	1,215,015	-	-	-	1,215,015	-	1,215,015
Gross overriding and lessor's royalties	(5,226,718)	(346,079)	(286,412)	(432,126)	(6,291,335)	-	(6,291,335)
	59,413,957	5,059,204	3,895,190	11,943,562	80,311,913	-	80,311,913
Expenses							
Operating costs	13,777,525	1,101,075	857,882	3,034,550	18,771,032	-	18,771,032
Compensation costs arising from sale		2,484,550	-		2,484,550	(2,484,550) (vi)	-
General and administrative expense	2,949,347	267,332	-	573,917	3,790,596	100,649 (vii)	3,891,245
Management fees	1,321,631	-	-		1,321,631	483,561 (iii)	1,805,192
Debt service charges	1,979,930	152,525	-	225,893	2,358,348	853,366 (ii)	3,211,714
Capital expenditures	13,395,549	-	-		13,395,549	-	13,395,549
Drawdown on credit facilities	(13,395,549)	-	-		(13,395,549)	-	(13,395,549)
Abandonment fund contribution	405,000	-	-		405,000	-	405,000
Capital and other taxes	1,467,798	-	-		1,467,798	284,071 (viii)	1,751,869
	21,901,231	4,005,482	857,882	3,834,360	30,598,955	(762,903)	29,836,052
Income subject to the Royalty	37,512,726	1,053,722	3,037,308	8,109,202	49,712,958	762,903	50,475,861
99% of income subject to the Royalty	37,137,599	1,043,185	3,006,935	8,028,110	49,215,829	755,274	49,971,103
Crown charges – net	(7,962,652)	(416,987)	(325,715)	(1,324,832)	(10,030,186)	-	(10,030,186)
General and administrative costs of the Trust	(138,093)	-	-		(138,093)	-	(138,093)
Distributable income	29,036,854	626,198	2,681,220	6,703,278	39,047,550	755,274	39,802,824
Repayment of capital/ (working capital reserve)	(1,516,163)	(626,198)	(2,681,220)	(6,703,278)	(11,526,859)	5,727,497 (ix)	(5,799,362)
Cash available to be distributed	27,520,691	-	-		27,520,691	6,482,771	34,003,462
Cash distributed to date	24,180,381	-	-		24,180,381	6,482,771	30,663,152
Cash distribution payable	3,340,310	-	-		3,340,310	-	3,340,310
Actual/deemed cash distribution declared per unit	1.35						1.35

1. Basis of Presentation

The pro-forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Kinwest Resources Inc. ("Kinwest"), a corporation ("Sellco") newly formed to acquire properties held by joint venture partners of Kinwest, and Hawk Oil Inc. ("Hawk"). Kinwest, Sellco and Hawk are involved in oil and gas exploration, development and production in western Canada. The pro-forma consolidated financial statements have been prepared from information derived from the September 30, 2002 unaudited consolidated historical financial statements of the Trust, the May 30, 2002 unaudited statement of operations of Kinwest, the five month May 30, 2002 unaudited statement of revenue, royalties and operating expenses of Sellco, the nine month unaudited financial statements of Hawk, and the assumptions set out in note 2 below.

The Kinwest and Sellco shares were purchased by the Trust through a plan of arrangement with respect to Kinwest and a share purchase agreement with respect to Sellco, each of which closed on May 30, 2002. The Hawk Shares will be purchased by the Trust through a take-over bid, expected to close in February, 2003. The pro-forma consolidated statement of operations gives effect to those transactions as if they occurred January 1, 2002. The pro-forma consolidated balance sheet gives effect to those transactions as at September 30, 2002.

The pro-forma consolidated financial statements do not give effect to any purchase of any assets that do not meet the significant test rules as defined by various securities regulators.

The pro-forma consolidated financial statements do not give effect to the recently approved internalization of management transaction, except that the structuring fee has been waived on the Hawk acquisition. The transaction will result in the elimination of both the 3.5% management fee charged on net operating cash flow and the 1% minority interest, effective January 1, 2003. When the transaction is completed, the related payments will be capitalized to the extent there is a continuing benefit to the Trust and expensed to the extent that amounts are period costs.

The pro-forma consolidated financial statements may not be indicative of the financial position or the results of operations or royalty distribution of the Trust which will be obtained upon completion of the arrangements. In preparing the pro-forma consolidated financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the consolidated assets.

Accounting policies used in the preparation of the pro-forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2001. The acquisition of Hawk has been accounted for as a property purchase. In the opinion of management, the pro-forma financial statements include all adjustments necessary for fair presentation.

The pro-forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2001, the audited financial statements of Kinwest as at and for the year ended December 31, 2001, the audited schedule of revenues, royalties and operating costs of Sellco as at and for the year ended December 31, 2001 and the audited financial statements of Hawk as at and for the year ended December 31, 2001.

The Trust is an open-ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") will effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF, management fees paid to APF Energy Management Inc. ("APF Management") in respect of the management of APF and the Royalty and debt service charges (including principal repayments). The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. Pro-forma adjustments and assumptions

(a) The pro-forma consolidated balance sheet of the Trust as at September 30, 2002 has been prepared as if the following proposed transaction had been completed as of the balance sheet date:

(i) the purchase by the Trust of 100% of the shares of Hawk for $36,778,701 before adjustments and other costs, paid as to $9,194,900 cash and 2,919,016 Trust Units at $9.45;

(ii) the issue of $27,584,701 of Trust Units (2,919,016 Trust Units) and payment of $9,194,900 in cash through increased bank borrowings as payment for the purchase of Hawk:

Property plant and equipment	$78,761,208
Current assets	2,355,649
Current liabilities	(3,656,174)
Bank debt	(7,100,000)
	(8,400,525)
Future site restoration	(214,650)
Future income taxes	(29,058,314)
	(37,673,489)
Net	41,087,719
Paid by:	
Bank debt	9,194,900
Trust Units	27,584,701
Transaction costs including severance	4,308,118
	$41,087,719

(iii) future taxes set up on assets that have no tax basis and which will not be part of the consideration paid for the royalty on these properties.

(b) The pro-forma consolidated statements of operations and cash distributions have been prepared as if the proposed transactions took place on January 1, 2002.

(i) the purchase price allocated to the Kinwest capital assets, the Sellco properties and the Hawk capital assets are amortized on a unit of production basis;

(ii) the interest for the change of bank debt, related to the purchases after the use of cash from the issue of Trust Units, has been recorded at 5% per annum with no deemed principal repayments (see note 4);

(iii) the 3.5% management fee was charged on net operating cash flow;

(iv) current taxes were adjusted to account for income taxes as if the income from the acquired properties subject to the royalty calculation was in effect January 1, 2002. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. The future income tax expense has been adjusted to reflect the impact on earnings of the transaction at the maximum statutory rate;

(v) site restoration is calculated on a unit of production basis using the same rate as for the Trust and in the case of Hawk has been reclassed from depletion and amortization.

(vi) compensation costs in Kinwest arising from the sale of the company have been eliminated;

(vii) general and administrative expense for Sellco is calculated at $0.75 per barrel produced and the administrative cost recovered by Kinwest from Sellco has been eliminated;

(viii) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

(ix) the pro-forma consolidated statement of cash distributions assumes that the working capital reserve drawdown/reduction will be adjusted so that the distributions to Unitholders are not increased on a per unit basis. The distributions to royalty unitholders on a per unit basis are based on 25,187,750 Trust Units assumed outstanding for the period.

3. Royalty

The Trust follows the full cost method of accounting whereby all costs of acquiring and developing interests are capitalized.

The royalty is depleted on the unit-of-production method based on proved reserves.

The cost of the Royalty less accumulated depletion is limited to an amount equal to the estimated future revenue from proved reserves (based on constant prices and costs at the balance sheet date) less estimated future general and administrative, financing and site restoration costs.

4. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 15,583,880 Trust Units were outstanding at December 31, 2001, with additional Trust Units of 3,250,000 issued under the February 1, 2002 prospectus, 3,385,510 Trust Units and warrants, to acquire 1,692,755 Trust Units, issued as part of the settlement for the Kinwest and Sellco shares and 2,919,016 Trust Units are to be issued as part of the settlement for the Hawk shares. The Trust is also authorized to issue an unlimited number of Special Voting Units.

5. Other significant accounting policies

See note 2 on the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2001, which are incorporated in this Circular by reference.

APPROVAL AND CERTIFICATE OF APF ENERGY INC.

December 27, 2002

The contents of the Offer and this Circular have been approved and the sending, communication or delivery thereof to the holders of Class A Shares of Hawk Oil Inc. has been authorized by the board of directors of APF Energy Inc. The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

APF ENERGY INC.

(Signed) "Martin Hislop"
Chief Executive Officer

(Signed) "Alan MacDonald"
Chief Financial Officer

On behalf of the Board of Directors

(Signed) "Steven Cloutier"
Director

(Signed) "Donald Engle"
Director

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Computershare Trust Company of Canada
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T2P 3S8

Attention: Corporate Actions

The Dealer Manager of the Offer is:

Canaccord Capital Corporation
400, 409 – 8th Avenue S.W.
Calgary, Alberta
T2P 1E3

Telephone: (403) 508-3871
Facsimile: (403) 508-3866

Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager or the Depositary at their respective telephone numbers and locations set out above.

THIS LETTER OF TRANSMITTAL IS ONLY FOR USE IN CONJUNCTION WITH THE OFFER BY APF ENERGY INC. FOR ALL OF THE CLASS A SHARES OF HAWK OIL INC. DATED DECEMBER 27, 2002.

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. The Depositary, the Dealer Manager (see below for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To accompany certificates for
Class A Shares
of

HAWK OIL INC.

To be deposited pursuant to the Offer dated December 27, 2002
of

APF ENERGY INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 2:00 P.M. (CALGARY TIME) ON FEBRUARY 3, 2003 UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

This Letter of Transmittal, properly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany certificates for Common Shares (the "Hawk Shares") of Hawk Oil Inc. ("Hawk") deposited pursuant to the offer (the "Offer") dated December 27, 2002 made by APF Energy Inc. ("APF") to holders of Hawk Shares. Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiry Time may deposit such Hawk Shares according to the *Procedure for Guaranteed Delivery* set forth in Section 3 of the Offer.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used herein but not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer and Circular dated December 27, 2002 that accompanies this Letter of Transmittal.

TO: APF ENERGY INC.
AND TO: COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned delivers to you the enclosed certificate(s) for Hawk Shares and, subject only to the provisions of the Offer and applicable law regarding withdrawal, irrevocably accepts the Offer for such Hawk Shares upon the terms and conditions contained in the Offer. Details of the enclosed certificate(s) are as follows:

DESCRIPTION OF SHARES DEPOSITED
(if insufficient space, attach a list in the form below)

Number of Shares Deposited*	Certificate No.	Name of Shareholder (please print)

*See Instruction 6.

Shareholders resident in a jurisdiction other than Canada or the U.S. see Instruction 11 for important information.

The undersigned Shareholder:

1. acknowledges receipt of the Offer and Circular dated December 27, 2002;

2. delivers to you the enclosed certificate(s) representing Hawk Shares and, subject only to the rights of withdrawal set out in the Offer, irrevocably accepts the Offer for and in respect of the Hawk Shares represented by such certificate(s) or the number thereof if so indicated (the "Purchased Securities") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to APF all right, title and interest in and to the Purchased Securities and in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after December 8, 2002 (collectively, the "Other Securities"), effective on and after the date that APF takes up and pays for the Purchased Securities (the "Effective Date");

3. represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Securities (and Other Securities) to any other person; (b) the undersigned owns the Purchased Securities (and any Other Securities) being deposited within the meaning of applicable securities laws; (c) the deposit of such Purchased Securities (and any Other Securities) complies with applicable securities laws; and (d) when the Purchased Securities (and any Other Securities) are taken up and paid for by APF, APF will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

4. in the case of Shareholders who are residents of Canada or residents of any country other than Canada in which the trust units of APF Energy Trust ("APF Trust Units") and/or cheques may be lawfully delivered, directs APF and the Depositary, upon APF taking up the Purchased Securities: (a) to issue or cause to be issued certificates(s) for APF Trust Units to which the undersigned is entitled for the Purchased Securities under the Offer and/or cheques in the name indicated below and to send such certificates and/or cheques by first class insured mail, postage prepaid, to the address, or hold the same for pick-up, as indicated below; and (b) return any certificates for Hawk Shares not purchased to the address indicated below (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the register maintained by Hawk);

5. waives any right to receive notice of purchase of the Purchased Securities;

6. irrevocably constitutes and appoints any officer of APF, and each of them, and any other person designated by APF in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities taken up and paid for under the Offer and the Other Securities, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the appropriate register of holders maintained by Hawk; and (b) to exercise any and all rights of the holder of the Purchased Securities and Other Securities including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and Other Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities and such Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Hawk, and execute, endorse and negotiate for and in the name of and on behalf of the registered holder of Purchased Securities and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder of such Purchased Securities or Other Securities;

7. agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Hawk and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Securities or Other Securities, and agrees to execute and deliver to APF

any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by APF as the proxy or proxy nominee or nominees of the holder of the Purchased Securities or Other Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

8. agrees if Hawk should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Hawk Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of APF or its nominees or transferees on the registers maintained by Hawk of such Hawk Shares following acceptance thereto for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of APF and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of APF, accompanied by appropriate documentation of transfer. Pending such remittance, APF will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, security, right, asset or other interest, and may withhold the entire consideration payable by APF pursuant to the Offer or deduct from the consideration payable by APF pursuant to the Offer the amount or value thereof, as determined by APF in its sole discretion;

9. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and Other Securities to APF;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

11. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Hawk Shares or Other Securities deposited pursuant to the Offer will be determined by APF in its sole discretion and that such determination shall be final and binding and acknowledges that: (a) APF reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which may be unlawful to accept under the laws of any jurisdiction; (b) APF reserves the absolute right to waive any defect or irregularity in the deposit of any Purchased Securities or Other Securities; and (c) there shall be no duty or obligation on APF, the Dealer Manager, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

12. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed with APF and the Depositary that any contract contemplated by the Offer and this Letter of Transmittal as well as all documents relating thereto be drawn up exclusively in the English language. En signant la présente Lettre de transmission, le soussigné est réputé avoir convenu avec APF et le dépositaire que tous les contrats découlant de l'Offre et de la présente Lettre de transmission et tous les documents afférents soient rédigés exclusivement en anglais;

13. acknowledges that the APF Trust Units issuable pursuant to the Offer have not been and will not be registered or otherwise qualified for distribution under the laws of any jurisdiction outside of Canada or the United States; and

14. hereby declares that the undersigned:

    (a) is not acting for the account or benefit of a person from any jurisdiction outside of Canada in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction; and

    (b) is not in, or delivering this Letter of Transmittal from, any such jurisdiction.

BOX A

ISSUE CHEQUE(S) AND/OR CERTIFICATE(S) FOR APF TRUST UNITS IN THE NAME OF: (please print or type):

Registered owner of Purchased Securities ☐ or:

(Name)

(Street Address and Number)

(City and Province or State)

(County and Postal (Zip) Code)

(Telephone – Business)

(Social Insurance Number or Tax Identification Number)

BOX B

SEND CHEQUE(S) AND/OR CERTIFICATE(S) FOR APF TRUST UNITS TO: (please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

☐ HOLD CHEQUE(S) AND/OR CERTIFICATE(S) FOR APF TRUST UNITS FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY

BOX C

Under the Offer, the undersigned hereby elects to receive for the Hawk Shares deposited, subject to adjustments in accordance with the terms of the Offer (please check one and fill in number of Hawk Shares if required):

☐ $4.80 (Canadian) cash from APF (the "Cash Alternative") in respect of each of __________ (insert number) Hawk Shares deposited; or

☐ 0.5079365 of an APF Trust Unit (the "Trust Unit Alternative") in respect of each of __________ (insert number) Hawk Shares deposited.

The total number of Hawk Shares tendered under the Cash Alternative and Trust Unit Alternative must equal the total number of Hawk Shares tendered to the Offer.

If an election is not made or, if made, is not properly made, the undersigned will be deemed to have elected the Trust Unit Alternative option. The undersigned acknowledges that the total cash consideration and, accordingly, the Cash Alternative is subject to proration provisions set forth in Section 1 of the Offer and therefore a Shareholder may not receive the amount of cash selected herein and the Shareholders' anticipated tax treatment may be affected. Shareholders are encouraged to consult their own tax advisors.

BOX D

☐ CHECK HERE IF HAWK SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder: ______________________________

Date of Execution of Notice of Guaranteed Delivery: ______________________________

Name of Institution which Guaranteed Delivery: ______________________________

Signature guaranteed by
(if required under Instruction 4):

Dated: ______________________, 200__

Authorized Signature

Signature of Shareholder or Authorized Representative
(See Instruction 3)

Name of Guarantor (please print or type)

Name of Shareholder (please print or type)

Address (please print or type)

Name of Authorized Representative, if applicable
(please print or type)

INSTRUCTIONS

1. Use of Letter of Transmittal

a. This Letter of Transmittal, or a manually signed photocopy thereof, properly completed and signed as required by the instructions set forth below, together with accompanying certificate(s) representing the Purchased Securities, must be received by the Depositary at any of the offices specified below before the Expiry Time (2:00 p.m. (Calgary time) on February 3, 2003) unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

b. The method of delivery of this Letter of Transmittal, certificates representing Purchased Securities and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received by the Depositary. APF recommends that such documents be delivered by hand to the Depositary and a receipt, or an acknowledgement of receipt, be obtained. If such documents are mailed, APF recommends that registered mail with return receipt be used and that proper insurance be obtained. **Shareholders whose Hawk Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Hawk Shares.**

2. Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Hawk Shares pursuant to the Offer and: (i) the certificate(s) representing such Hawk Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such Hawk Shares and all other required documents to the Depositary prior to the Expiry Time, such Hawk Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

a. such a deposit is made by or through an Eligible Institution (as defined below);

b. a properly completed and duly executed Notice of Guaranteed Delivery (printed on green paper) in the form accompanying this Letter of Transmittal, or a manually signed photocopy thereof, is received by the Depositary at its office in Toronto listed below prior to the Expiry Time; and

c. the certificate(s) representing the Purchased Securities, in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, or a manually signed photocopy hereof, covering such Purchased Securities and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Toronto listed below on or before 5:00 p.m. (Calgary time) on the third trading day on The Toronto Stock Exchange after the Expiry Date.

"Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. Signatures

This Letter of Transmittal must be completed and signed by the holder of Hawk Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

a. If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

b. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Securities or if certificates representing APF Trust Units are to be issued to a person other than the registered holder(s): (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Purchased Securities, if certificate(s) representing APF Trust Units are to be issued to a person other than such registered owner(s) (see Box A) as shown on the register of Shareholders maintained by Hawk, or if Purchased Securities not purchased are to be returned to a person other than such registered owner(s) as shown on the register of Shareholders maintained by Hawk, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of APF or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. Partial Tenders

If less than the total number of Hawk Shares evidenced by any certificate are submitted to be deposited under the Offer, fill in the number of Hawk Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Hawk Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Transmittal. The total number of Hawk Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Fractional Trust Units

Fractional Trust Units will not be issued. In lieu of fractional Trust Units cash will be paid for such fractional interest computed on the basis of $9.45 per Trust Unit for each registered Shareholder.

8. Miscellaneous

a. If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Securities, additional certificate numbers and number of Purchased Securities may be included in a separate signed list affixed to this Letter of Transmittal.

b. If Purchased Securities are registered in different forms (e.g. "Joe Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

c. No alternative, conditional or contingent deposits will be accepted. All Shareholders who deposit Purchased Securities by execution of this Letter of Transmittal (or a facsimile thereof), hereby waive any right to receive notice of acceptance of Purchased Securities for payment.

d. The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the holder of Hawk Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Alberta and the courts of appeal therefrom.

e. Additional copies of the Offer and Circular (including documents incorporated therein by reference), the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary or the Dealer Manager at their offices at the addresses listed below.

9. Commissions

No brokerage fees or commissions will be payable if the Offer is accepted by depositing Hawk Shares directly with the Depositary or the Dealer Manager.

10. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary on or prior to the Expiry Time.

11. Shareholders Not Resident in Canada or the U.S.

The APF Trust Units issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any jurisdiction outside Canada or the United States.

The Depositary is:
Computershare Trust Company of Canada

Toll Free (Canada and United States): 1-800-564-6253
Email: caregistryinfo@computershare.com

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, ON M5C 3H2

Attention: Corporate Actions

By Hand or Courier

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

Attention: Corporate Actions

Western Gas Tower
Suite 600, 530 - 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Attention: Corporate Actions

The Dealer Manager for the Offer is:

Canaccord Capital Corporation
400, 409-8th Avenue S.W.
Calgary, Alberta
T2P 1E3
Telephone: (403) 508-3871
Facsimile: (403) 508-3866

Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager or the Depositary at their respective telephone numbers and locations set out above.

The Depositary or the Dealer Manager (see the back page of the Letter of Transmittal for addresses and telephone numbers) or your investment dealer, stockbroker, bank manager, lawyer or other professional advisor will assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for

Deposit of Class A Shares

of

HAWK OIL INC.

To be deposited pursuant to the Offer dated December 27, 2002

of APF Energy Inc.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used herein, but not defined in this Notice of Guaranteed Delivery, shall have the same meanings herein as given to them in the Offer and Circular dated December 27, 2002 that accompanies this Notice of Guaranteed Delivery.

This Notice of Guaranteed Delivery, or a manually executed facsimile copy hereof, may be used to accept the Offer if a holder of Common Shares of Hawk Oil Inc. ("Hawk") wishes to deposit Common Shares of Hawk (the "Hawk Shares") pursuant to the Offer and either: (i) certificate(s) representing the Hawk Shares are not immediately available; or (ii) the Shareholder cannot deliver the certificate(s) representing such Hawk Shares and all other required documents to the Depositary on or prior to the Offer's expiry time of 2:00 p.m. (Calgary time) on February 3, 2003 (unless extended or withdrawn) (the "Expiry Time").

In order to utilize the procedures contemplated by this Notice of Guaranteed Delivery, all of the following conditions must be met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually executed facsimile hereof, is received by the Depositary at its Toronto office listed below, at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Hawk Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal or a manually executed facsimile copy thereof, covering such Hawk Shares and all other documents required by the Letter of Transmittal **are received by the Depositary, at its Toronto office listed below, on or before 5:00 p.m. (Calgary time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.**

This Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed so as to be received by the Depositary at its Toronto office listed below prior to the Expiry Time and must be guaranteed by an Eligible Institution in the form set out herein.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures on the Letter(s) of Transmittal. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO: **APF ENERGY INC.**
AND TO: **COMPUTERSHARE TRUST COMPANY OF CANADA, AS DEPOSITARY**

By Mail	*By Hand or Courier*	*By Facsimile Transmission:*
P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1	Fax: (416) 981-9663
Attention: Corporate Actions	Attention: Corporate Actions	

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via facsimile to a number other than set forth above does not constitute a valid delivery.

The undersigned Shareholder hereby deposits with APF Energy Inc., on and subject to the terms and conditions set forth in the Offer, the Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Hawk Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner and Time of Acceptance" and Instruction 2 of the Letter of Transmittal.

Number of Hawk Shares	Certificate No. (if available)	Name and address(es) of Shareholder(s) (please print)

TOTAL HAWK SHARES

Area Code and Telephone Number during Business Hours:

( ) ______________________________

Dated: ______________________________

____
(Signature)

NOTE: DO NOT SEND CERTIFICATES FOR HAWK SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR HAWK SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

GUARANTEE

The undersigned, a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantees delivery to the Depositary (at its office in Toronto listed above) of the certificate(s) representing the Hawk Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, **all on or before 5:00 p.m. (Calgary time) on the third trading day on The Toronto Stock Exchange after the Expiry Date.**

Name of Firm: ______________________________

Address of Firm: ______________________________

____

Telephone Number: ______________________________

Authorized Signature: ______________________________

Name : ______________________________

Title: ______________________________

Dated: ______________________________

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The Annual Information Form of APF Energy Trust dated May 17, 2002, including the management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2001 incorporated therein.

The prospectus of APF Energy Trust dated June 21, 2001, as it relates to the acquisition of Alliance and the Southeast Saskatchewan Properties, as to only those portions thereof which appear under the headings "Financial Statements - Audited Operating Statements for Saskatchewan Properties" and "Financial Statements - Operating Statements (Unaudited) for Saskatchewan Properties".

The Information Circular of APF Energy Trust dated April 18, 2002 relating to the annual general and special meeting of Unitholders of APF Energy Trust held on June 3, 2002, excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance" in the circular (which portions shall be deemed not to have been incorporated by reference herein).

The Information Circular of APF Energy Trust dated November 18, 2002 relating to the internalization of management of APF Energy Trust, as to only those portions which appear under the headings "Matters to be Acted Upon At Meeting - Purpose and Benefits of the Internalization Transaction and Recommendation of the Board of Directors of APF Energy Inc. - Effect of the Internalization Transaction Upon Unitholders - Details of the Internalization Transaction - Amendment to Trust Indenture Regarding Borrowing Powers", "Interest of Related Parties and Insiders" and "Appendix I - APF Acquisition Trust, APF Energy Limited Partnership, Intercorporate Relationships, Information Concerning Kinwest and the Sellco Properties, Risk Factors, Interim Financial Statements of Kinwest Resources Inc., Interim Financial Statements of Sellco, Audited Operating Statements for Sellco Properties, Financial Statements of Kinwest".

The unaudited interim consolidated financial statements of APF Energy Trust for the three months and nine months ended September 30, 2002 and 2001 contained in the third quarter interim report for 2002 (these statements were prepared using the same generally accepted accounting policies as the December 31, 2001 audited financial statements and should be read in conjunction with the December 31, 2001 financial statements).

Management's discussion and analysis for the nine months ended September 30, 2002 contained in the third quarter interim report for 2002.

The audited consolidated financial statements of APF Energy Trust and notes thereto for the years ended December 31, 2001 and 2000, together with the report of the auditors of APF Energy Trust thereon contained in APF Energy Trust's 2001 Annual Report.

The audited comparative consolidated financial statements of Alliance for each of the years ended November 30, 2000, 1999 and 1998, together with the report of the auditors of Alliance thereon.

The unaudited comparative consolidated financial statements of Alliance for the three months ended February 28, 2001 and 2000.

The material change report of APF Energy Trust dated December 11, 2002 relating to the Offer.

The material change report of APF Energy Trust dated June 7, 2002 with respect to the acquisition of all of the shares of Kinwest and of a joint venture partner of Kinwest.

The material change report of APF Energy Trust dated April 24, 2002 with respect to the execution of agreements providing for the acquisition of all of the shares of Kinwest and a joint venture partner of Kinwest.

The material change report of APF Energy Trust dated February 13, 2002 with respect to the closing of a new offering of 3,250,000 Trust Units.

The material change report of APF Energy Trust dated January 28, 2002 with respect to the filing of a preliminary prospectus for an offering of Trust Units.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by **APF Energy Inc.** concurrently with this Form CB.

PART IV

After the inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2002

APF ENERGY INC.

Name: Alan MacDonald
Title: Vice-President, Finance

National Corporate Research, Ltd. hereby accepts this appointment as agent for service of process in connection with the Filing, subject to the above terms and conditions.

Dated: As of December 27, 2002

National Corporate Research, Ltd.

By: [signature]
Name: Colleen A. De Vries
Title: Vice President

EXHIBIT INDEX

1. The Annual Information Form of APF Energy Trust dated May 17, 2002, including the management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2001 incorporated therein.

2. The prospectus of APF Energy Trust dated June 21, 2001, as it relates to the acquisition of Alliance and the Southeast Saskatchewan Properties, as to only those portions thereof which appear under the headings "Financial Statements - Audited Operating Statements for Saskatchewan Properties" and "Financial Statements - Operating Statements (Unaudited) for Saskatchewan Properties".

3. The Information Circular of APF Energy Trust dated April 18, 2002 relating to the annual general and special meeting of Unitholders of APF Energy Trust held on June 3, 2002, excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance" in the circular (which portions shall be deemed not to have been incorporated by reference herein).

4. The Information Circular of APF Energy Trust dated November 18, 2002 relating to the internalization of management of APF Energy Trust, as to only those portions which appear under the headings "Matters to be Acted Upon At Meeting - Purpose and Benefits of the Internalization Transaction and Recommendation of the Board of Directors of APF Energy Inc. - Effect of the Internalization Transaction Upon Unitholders - Details of the Internalization Transaction - Amendment to Trust Indenture Regarding Borrowing Powers", "Interest of Related Parties and Insiders" and "Appendix I - APF Acquisition Trust, APF Energy Limited Partnership, Intercorporate Relationships, Information Concerning Kinwest and the Sellco Properties, Risk Factors, Interim Financial Statements of Kinwest Resources Inc., Interim Financial Statements of Sellco, Audited Operating Statements for Sellco Properties, Financial Statements of Kinwest".

5. The unaudited interim consolidated financial statements of APF Energy Trust for the three months and nine months ended September 30, 2002 and 2001 contained in the third quarter interim report for 2002 (these statements were prepared using the same generally accepted accounting policies as the December 31, 2001 audited financial statements and should be read in conjunction with the December 31, 2001 financial statements).

6. Management's discussion and analysis for the nine months ended September 30, 2002 contained in the third quarter interim report for 2002.

7. The audited consolidated financial statements of APF Energy Trust and notes thereto for the years ended December 31, 2001 and 2000, together with the report of the auditors of APF Energy Trust thereon contained in APF Energy Trust's 2001 Annual Report.

8. The audited comparative consolidated financial statements of Alliance for each of the years ended November 30, 2000, 1999 and 1998, together with the report of the auditors of Alliance thereon.

9. The unaudited comparative consolidated financial statements of Alliance for the three months ended February 28, 2001 and 2000.

10. The material change report of APF Energy Trust dated December 11, 2002 relating to the Offer.

11. The material change report of APF Energy Trust dated June 7, 2002 with respect to the acquisition of all of the shares of Kinwest and of a joint venture partner of Kinwest.

12. The material change report of APF Energy Trust dated April 24, 2002 with respect to the execution of agreements providing for the acquisition of all of the shares of Kinwest and a joint venture partner of Kinwest.

13. The material change report of APF Energy Trust dated February 13, 2002 with respect to the closing of a new offering of 3,250,000 Trust Units.

14. The material change report of APF Energy Trust dated January 28, 2002 with respect to the filing of a preliminary prospectus for an offering of Trust Units.

APF ENERGY TRUST

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2001

May 17, 2002

APF Energy Trust
2100, 144 – 4th Avenue S.W.
Calgary, Alberta T2P 3N4
Telephone: (403) 294-1000 Toll Free: (800) 838-9206 Fax: (403) 294-1074
Internet: www.apfenergy.com E-mail: invest@apfenergy.com

TABLE OF CONTENTS

ABBREVIATIONS AND DEFINITIONS

In this Annual Information Form, the abbreviations set forth below have the following meanings:

"ARC"	Alberta Royalty Credit
"bbls"	barrels
"mbbl"	1,000 barrels
"bbl/d"	barrels per day
"Gj"	Gigajoule = 0.95 mcf
"m^3"	cubic metre volume
"NGL"	natural gas liquids
"mcf"	1,000 cubic feet
"mmcf"	1,000,000 cubic feet
"bcf"	1,000,000,000 cubic feet
"mcf/d"	one thousand cubic feet per day
"mmcf/d"	one million cubic feet per day
"mmbtu"	one million BTUs
"boe"	barrels of oil equivalent (6 mcf = 1 boe)
"mboe"	1,000 barrels of oil equivalent
"boe/d"	barrels of oil equivalent per day
"BTU"	British thermal unit

ADDITIONAL INFORMATION

Additional information, including Directors' and Executive Officers' remuneration, principal holders of the Trust's securities and options to purchase the Trust's securities, and interest of insiders in material transactions is contained in the Trust's Management Information Circular dated April 18, 2002 in connection with the Annual General and Special Meeting of Unitholders of the Trust to be held on June 3, 2002 which information is incorporated herein by reference. Additional financial information and discussion of the affairs of the Trust and the business environment in which the Trust operates is provided in the Trust's Management Discussion and Analysis and comparative consolidated financial statements for the most recently completed fiscal year ended December 31, 2001 found on pages 18 to 22 and 23 to 38 respectively, of the 2001 Annual Report to the Unitholders, which information is incorporated herein by reference.

The Trust will provide to any person upon request to the Manager:

1. When the Trust is in the course of a distribution pursuant to a prospectus or preliminary prospectus that has been filed:
   (a) One copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated herein by reference;
   (b) One copy of the comparative consolidated financial statements of the Trust and the Corporation for the year ended December 31, 2001, together with the report of the auditors thereon, and one copy of any interim financial statement of the Trust issued subsequent to the annual financial statements;
   (c) One copy of the Management Information Circular and Proxy of the Trust dated April 18, 2002, in connection with the Annual General and Special Meeting of the Unitholders of the Trust to be held on June 3, 2002;
   (d) One copy of any other document or report which is incorporated by reference into the prospectus or preliminary prospectus and is not required to be provided under (a) and (c) above; or

2. At any other time, one copy of any other document referred to in paragraphs 1(a), (b) and (c) above, provided that the company may require the payment of a reasonable charge from such person or company who is not a Unitholder of the Trust.

SPECIAL NOTE REGARDING FORWARD LOOKING INFORMATION

Certain statements in this document or incorporated herein by reference may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects" or words of a similar nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; successful negotiations with bankers and other third parties; the success of exploration and development activities; production levels; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); site restoration costs; and other circumstances affecting revenues and expenses.

INCORPORATION

APF Energy Trust

APF Energy Trust ("the Trust") is an open-ended investment trust. It was created pursuant to a Trust Indenture dated as of October 10, 1996, as amended, between the Corporation and The Trust Company of Bank of Montreal (the "Trustee") to issue trust units to the public and to acquire a royalty from APF Energy Inc. (the "Corporation") consisting of 99% of the cash flow from the Corporation's producing oil and gas properties. The Corporation and the Trust are managed by APF Energy Management Inc. (the "Manager"), whose management team has extensive oil and gas management and operations experience. The office of the Trust, the Corporation and the Manager is located at Suite 2100, 144 – 4th S.W., Calgary, Alberta T2P 3N4. The Trust Units of the Trust are listed and posted for trading on The Toronto Stock Exchange under the symbol "AY.UN".

The Corporation

The Corporation was incorporated pursuant to the *Business Corporations Act* (Alberta) on December 8, 1995 as 677633 Alberta Inc. By Articles of Amendment filed May 8, 1996, the Corporation's name was changed to APF Energy Inc. The Corporation was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties and granting a royalty to the Trust. Pursuant to a take-over bid completed on April 17, 1997, the Corporation acquired all of the outstanding common shares of Bayridge Resources Limited ("Bayridge") for cash. On May 1, 1997, the Corporation amalgamated with Bayridge and continued under the name of APF Energy Inc. On April 11, 2001, the Corporation acquired 98.86% of the shares of Alliance Energy Inc. ("Alliance"). The Corporation subsequently acquired the remaining Alliance shares pursuant to the compulsory acquisition procedures of the Business Corporations Act (Alberta) and on May 1, 2001, the Corporation amalgamated with Alliance and continued under the name of APF Energy Inc.

APF Energy Management Inc.

The Manager was incorporated under the *Canada Business Corporations Act* on September 12, 1994 as Skyridge Resources Inc., and changed its name to APF Energy Management Inc. by Articles of Amendment filed June 6, 1996. The senior officers of the Manager have been involved in all aspects of managing and operating private and public oil and natural gas entities. The Manager currently owns interests in oil and natural gas properties in Alberta. It is also engaged in other types of energy-related management and advisory activities. Oil and natural gas properties may occasionally be made available for purchase in areas where the Manager or its clients, other than the Corporation, hold interests. In such circumstances, the Manager will provide each of its clients, including the Corporation, with the opportunity to participate in the acquisition of such properties in the proportion that each of its clients has funds available for such acquisition. Any joint acquisition will require approval by a majority of the Corporation's board of directors, which is comprised of three independent directors elected by Unitholders and two nominees of the Manager.

ORGANIZATION OF THE TRUST

The Trust Indenture

A maximum of 500 million Trust Units have been created and may be issued pursuant to the Trust Indenture. The Trust Units represent beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of Unitholders.

Business Objectives

The goal of the Manager, on behalf of the Trust and the Corporation, is to provide the Unitholders with high and stable cash contributions. To achieve this, the Corporation must continually replace and add reserves through acquisitions, drilling and optimization initiatives.

In order to replace reserves and achieve growth, the Manager must be able to identify, evaluate and acquire oil and gas properties. To date,. the Manager has demonstrated an ability to complete acquisitions on favourable terms, which have resulted in high and stable distributions for Unitholders since the inception of the Trust. On a go forward basis, the Manager will continue to use its internal expertise to identify potential acquisitions, but will also rely on financial advisors and other industry sources who are able to present opportunities. The ability of the Corporation to complete these acquisitions will depend on its available credit facilities and on the Trust being able to raise equity from time to time.

Meetings and Voting

The Trust Indenture provides that annual meetings of the Unitholders shall be held. Special meetings of Unitholders may be called at any time by the Trustee upon the written request of Unitholders holding in aggregate not less than 20% of the Trust Units. Notice of all meetings of Unitholders shall be given to Unitholders at least 21 days prior to the meeting.

Unitholders may attend and vote at all meetings of such holders either in person or by proxy and a proxyholder need not be a holder of Trust Units. Two persons present in person or represented by proxy and representing in the aggregate not less than 10% of the votes attaching to all outstanding Trust Units constitute a quorum for the transaction of business at all such meetings.

Unitholders are entitled to one vote per Trust Unit at all meetings of Unitholders called pursuant to the Trust Indenture. A special resolution is required to, among other things, substantively amend the Trust Indenture, remove the Trustee or terminate the Trust. A special resolution is also required to make substantive amendments to the material contracts of the Trust and to sell or agree to sell the property of the Trust (including the Royalty) as an entirety or substantially as an entirety.

"Open-end" Status

Effective July 28, 1999, the Trust was converted to an open-end trust (the "Conversion"). The Manager proposed the Conversion as it believed it would provide the Trust with greater flexibility in the future to make value-enhancing acquisitions. The investments that may be made by the Trust were expanded from the acquisition and holding of royalties on petroleum and natural gas properties and related assets to include the acquisition and holding of various forms of energy-related assets (for example, the shares of an oil and gas company or petroleum and natural gas related facilities without associated properties, energy marketing companies or assets or midstream or downstream companies) and the securities of entities holding such assets (which may include securities of a trust or securities of a wholly-owned subsidiary corporation).

To date, the Trust has only participated in the Royalty granted by the Corporation on the Properties and has invested in promissory notes issued from time to time by the Corporation and certain permitted investments. The Royalty consists of an entitlement to 99% of the Royalty Income earned by the Corporation.

Redemption Right

A Unitholder may require the Trust, at any time on the demand of the Unitholder, to redeem his or her Trust Units. Upon such redemption, all of such Unitholder's rights to and under the Trust Units tendered for redemption are surrendered and the Unitholder is entitled to receive a price per Trust Unit based on a market price formula, subject to a monthly aggregate cash cap for all Trust Units tendered for redemption in such month of $100,000 and an aggregate cash cap for all Trust Units tendered for redemption in a six month period of $500,000. The Board of Directors of the Corporation may waive these limitations and shall waive them in circumstances where Trust Units held in trusts governed by registered plans under the *Income Tax Act* would not otherwise be entitled to receive cash payment for the Trust Units redeemed. The price payable by the Trust on retraction may be satisfied by way of a cash payment or, in certain circumstances, including where such payment would cause the monthly or six month cash cap to be exceeded, by way of an *in specie* distribution (that is, a proportionate distribution of the assets of the Trust).

Distributable Income

Unitholders of record on a record date are entitled to receive monthly cash distributions of Distributable Income for the applicable production month. Distributable Income is paid by the Trustee to the Unitholders 15 days following the applicable record date.

Distributions

The Trust distributes cash to Unitholders on a monthly basis. During 1997 (the first year during which the Trust made distributions), 60.5% of cash distributions were tax deferred and for income tax purposes were treated as a return of capital, while the same figures for 1998, 1999 and 2000 were 75%, 66% and 38% respectively. For 2001 cash distributions, 42.8% were not subject to tax with 57.2% being taxable to Unitholders.

In the past, the Trust has not paid out 100% of Distributable Income to Unitholders, retaining a portion as is reasonably determined by the Manager to, among other things, fund capital expenditure or acquisitions, stabilize future distributions or advance funds to the Corporation to temporarily reduce its indebtedness to its bankers.

The following per Trust Unit cash distributions have been received by Unitholders during the periods indicated:

	Trust Unit Cash Distributions
1997	$1.510
1998	$1.840
1999	$1.555
2000	$1.900
2001	
January 15	$0.220
February 15	$0.250
March 15	$0.250
April 15	$0.225
May 15	$0.300
June 15	$0.300
July 15	$0.300
August 15	$0.300
September 15	$0.250
October 15	$0.250
November 15	$0.200
December 15	$0.200
2001 Total	$3.045
2002	
January 15	$0.150
February 15	$0.150
March 15	$0.150
April 15	$0.150
May 15	$0.150
Total	$10.60

Note:

(1) The initial public offering of the Trust was completed on December 17, 1996. The first cash distribution was made to Unitholders on January 31, 1997.

Corporate Governance

In general, the Corporation has been delegated the significant management decisions of the Trust. The Unitholders are entitled to elect a majority of the Corporation's Board of Directors pursuant to the terms of a unanimous shareholder agreement. Subject to the ultimate authority of the Corporation's Board of Directors, the Corporation and the Trust are managed by the Manager. Pursuant to a royalty agreement, substantially all of the economic benefit derived from the assets of the Corporation accrues to the benefit of the Trust and ultimately to the Unitholders.

The Corporation has a board of directors consisting of five individuals, three of who are independent directors, and two of whom were elected by the Manager.

The Manager

Business of the Manager

The Manager was incorporated under the *Canada Business Corporations Act* on September 12, 1994 as Skyridge Resources Inc. By Articles of Amendment filed June 6, 1996, the Manager changed its name to APF Energy Management Inc. The registered and principal business address of the Manager is Suite 2100, 144 – 4th S.W., Calgary, Alberta T2P 3N4.

The Manager provides management, administrative and advisory services to the Trust and the Corporation pursuant to management agreements. The Manager currently has 43 employees.

Compensation of the Manager

The Manager, through its ownership of 100% of the shares of the Corporation, is entitled to receive 1% of the Royalty Income derived from the Properties. In addition, the Manager is entitled to be compensated as follows for providing services to the Trust and to the Corporation.

Management Fees

Pursuant to a management agreement, the Manager receives a management fee, payable monthly, equal to 3.5% of the sum of net production revenue (less Crown royalties) and the ARC attributable to the Properties. Pursuant to the management agreement respecting the Trust, the Manager receives an annual management fee of $100, payable at the end of each calendar year. The Manager was paid $1.5 million in management fees for the year ended December 31, 2001 ($1.0 million for the year ended December 31, 2000).

General and Administrative Costs

The Manager is also entitled to reimbursement for G&A. G&A is, generally, charged to the Corporation by the Manager in proportion to the Corporation's share, on a boe basis, of all the oil and natural gas production under the administration of the Manager. Costs and expenses including, without limitation, management time, incurred by the Manager in connection with the design and implementation of exploitation and development programs, are charged on an actual time expended basis. The Manager was reimbursed $2.2 million for G&A for the year ended December 31, 2001 ($1.5 million for the year ended December 31, 2000).

Structuring Fee

The Manager is entitled to earn a structuring fee of 1.5% of the costs of any future acquisitions or proceeds of divestitures by the Corporation of interests in the Properties, provided that no such fee shall be payable on the disposition of any Properties which have been acquired within one year of such disposition nor on Properties acquired with the proceeds of a divestiture on which the structuring fee has previously been paid. The Manager was paid $1.6 million in connection with the acquisition of Properties for the year ended December 31, 2001 ($0.3 million for the year ended December 31, 2000).

GENERAL DEVELOPMENT OF THE BUSINESS

Since it commenced business in 1996, the Corporation has acquired petroleum and natural gas assets in Western Canada in a number of transactions. The most significant of these are summarized below:

Date	Transaction
September 1996	Acquisition from Seagull Energy Canada Ltd. ("Seagull") of assets at Rosebank.
November 1996	Acquisition of assets from Pensionfund Energy Resources Limited ("Pensionfund") of assets at Grande Prairie and Sibbald.
December 1996	Acquisition of assets from Seagull at Sundre. Acquisition of assets from Pensionfund at Countess-Leckie and Westerose.
March 1997	Acquisition of assets from Pensionfund at Countess.
April 1997	Corporate acquisition of Bayridge Resources Limited.
February 1998	Acquisition of assets from Pinnacle Resources Ltd. at Caroline
June 1998	Acquisition of assets from Harbour Petroleum Company Limited at Wayne-Rosedale.
August 1998	Acquisition of assets from Talisman Energy Inc. at Pembina, together with a sale of assets to Talisman at Grande Prairie and Sibbald.
September 1998	Acquisition of assets from limited partnerships managed by EnerVest Resource Management Ltd. at Gleneath, together with other minor assets.
February 1999	Acquisition of assets from Newport Petroleum Corporation at Countess.
February 1999	Acquisition of assets from Tethys Energy Inc. at Girouxville.
December 2000	Acquisition of assets from Grey Wolf Exploration Inc. at Redwater and sale to Grey Wolf of assets at Caroline.
April 2001	Corporate acquisition of Alliance Energy Inc.
April 2001	Acquisition of assets from third party in Southeast Saskatchewan.
August 2001	*Acquisition of assets from a third party at Sakwatamau*

The September, 1996, November, 1996 and December, 1996 transactions comprised oil and gas assets which formed the "Initial Properties", as defined in the Trust's final prospectus dated November 29, 1996 for its initial public offering. In addition to the foregoing, the Corporation has added reserves through optimization initiatives and drilling on its various properties, as well as through minor acquisitions.

The Corporation will continue to pursue both oil and gas asset and corporate acquisitions. These transactions will be financed through a combination of credit facilities, available working capital and the proceeds from future issues of trust units. The Manager's objectives are to: (1) acquire assets that will generate a high rate of return for Unitholders; (2) acquire assets with upside potential, where the value can be maximized through optimization, low-risk drilling and improvements to infrastructure; (3) seek opportunities to act as operator of the properties, which will allow the Corporation to control the timing and cost of optimization, drilling and maintenance initiatives; (4) manage risk through commodity, currency and interest rate hedging and oil & gas marketing strategies, to ensure that Unitholders receive above-average cash distributions; (5) keep administrative costs low by running an efficient management structure; (6) grow the Corporation to improve liquidity and create a more effective market in which investors of the Trust can buy or sell Trust Units.

Recent Developments

Equity Issue

On February 13, 2002, the Trust completed an equity offering of 3,250,000 trust units at $9.75 per trust unit for aggregate gross proceeds of $31,687,500, including the exercise of the underwriters' option. The syndicate of underwriters was led by Scotia Capital. The net proceeds of the issue were to be used to repay outstanding indebtedness, to fund future acquisitions and capital expenditures and for general corporate purposes.

Acquisition

On April 17, 2002, the Trust announced that it had entered into agreements to acquire the shares of two private corporations for total consideration of approximately $57.0 million consisting of Trust Units, warrants to acquire Trust Units, cash and assumption of debt. It is expected that the transactions will close in late May.

The Trust has agreed to purchase the shares of Kinwest Resources Inc. ("Kinwest"), a private corporation with approximately 120 shareholders, for $3.30 per share plus the assumption of $9.9 million of debt. With 6,670,843 shares outstanding, and assuming an election for maximum cash of $6.6 million, the Trust will issue a 1,518,192 Trust Units at $10.15 per Trust Unit. The total Kinwest transaction has an approximate value of $32 million.

Concurrently with the acquisition of the Kinwest shares, APF has agreed to acquire the interests of Kinwest's joint venture partner for approximately $25 million. The joint venture partner has an interest in substantially all of the assets owned by Kinwest, with Kinwest accounting for 56% of the total and the joint venture partner 44%. All of the assets were evaluated by Gilbert Laustsen Jung Associates Ltd. ("GLJ") in an independent report effective October 1, 2001 (the "GLJ Report"). The purchase price for the shares of the joint venture partner will be satisfied by the issuance of 1,283,538 Trust Units at a deemed price of $10.15 per Trust Unit, in the event the joint venture partner elects to take the maximum cash of $12.0 million.

In both transactions, those electing to receive Trust Units will also receive one-half warrant for each Trust Unit issued, entitling the holder of a full warrant to acquire one Trust Unit at a price of $10.65 during the one-year period following closing. The warrants will not be listed on any stock exchange.

The assets to be acquired by APF include interests in Southeast Saskatchewan at Macoun, Handsworth, Workman and Alameda and are all proximate to existing APF operations. The acquisition will increase APF's total daily production from approximately 7,000 boe to over 9,000 boe.

The boards of directors of APF, Kinwest and the joint venture partner have approved the proposed transactions, and the board of directors of Kinwest has resolved unanimously to recommend to its shareholders that they accept the APF offer. The Kinwest transaction is being completed by way of plan of arrangement and Kinwest anticipates forwarding an information circular to its shareholders on or about May 3, 2002. The transactions are subject to regulatory approval.

The officers and directors of Kinwest have agreed to execute lock-up agreements representing at least 21% of the fully-diluted outstanding shares of Kinwest under which they will agree to deposit and not withdraw their shares under the offer. The board of directors of Kinwest has also agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Kinwest.

The cash portion of the transaction of up to $18.6 million will be funded by APF's available credit facilities and together with APF's capital program for the balance of 2002 would fully utilize the proceeds raised by APF in the $32 million equity issue it completed on February 13, 2002.

BUSINESS AND PROPERTIES OF THE CORPORATION

Principal Producing Properties

The Properties of the Corporation on which the Royalty has been granted include both unitized and non-unitized oil and natural gas production. The Properties contain long life reserves. Of the present value of the estimated future net cash flow from the Properties, approximately 84% is located in 4 core areas as outlined in the table below:

Properties	Average % Interest (1)	Company Interest Reserves (2)(3) (mboe)	Estimated Net 2002 Production (4)(6) (boe/d)	Asset Value (3)(6) ($000's)	Asset Value (3)(6) (%)
Southeast Sask.	57	8,490	3,609	51,390	35
Countess	82	5,082	1,615	41,305	28
Pembina	5	3,652	578	18,236	13
Redwater	62	1,367	692	12,013	8
Other Properties		3,451	1,148	23,477	16
TOTAL		22,042	7,642	146,421	100

Notes:

(1) The percentage company interest owned by the Corporation in the Properties is based on its share of Established Reserves (Proved Reserves plus 50% of Probable Reserves, as defined below), including working interest and overriding royalty interest.
(2) The company interest share of recoverable reserves before the deduction of royalties.
(3) Based on Established Reserves outlined in the Gilbert Report. See "Oil and Natural Gas Reserves".
(4) Reserve life is the time remaining during which production is forecast to be economic.
(5) Discounted at 12% and based on the escalated price and cost forecast contained in the Gilbert Report. ARC is included, where applicable.
(6) The average production rate for 2002 as outlined in the Gilbert Report.

Southeast Saskatchewan

APF acquired approximately 3,600 bbls per day of production in the southeast Saskatchewan area during Q2- 2001 with an average working interest of 57 percent in 357 producing oil wells. APF operates most of this production and has ownership in the infrastructure in each of the major areas. Most of APF's oil pools receive pressure support from a regional acquifer. Development during recent years has primarily been through the drilling of horizontal wells. During 2001, APF drilled eight (5.1 net) horizontal wells and initiated two 3D seismic programs. Plans for 2002 include drilling in excess of 15 horizontal wells. Production for the year is forecast to be 3,570 bbls per day. APF's three major producing areas in the region include Tatagwa, Queensdale and Carlyle. At Tatagwa, APF has an average 76 percent working interest in 46 producing oil wells for net oil production of 900 bbls per day during 2002. Production is from both the Marly and Vuggy zones of the Midale Formation. APF also holds an 80 percent working interest in the central oil battery and water disposal facility and receives processing income from third parties using the facility. During 2001, APF drilled two (1.6 net) horizontal oil wells and will conduct additional drilling during 2002. APF holds an average working interest of 68 percent in 48 oil wells at Queensdale. Net production for 2002 is expected to be 948 bbls per day from the Frobisher-Alida zone. APF also has ownership in three central batteries and water disposal facilities in the area. During 2001, APF drilled three (1.8 net) horizontal oil wells. Drilling in the area will continue following an interpretation of a 3D seismic program shot during Q1-2002. The Carlyle property is forecast to produce 342 bbls per day (net) from nine oil wells at an average working interest of 89 percent. One horizontal oil well was drilled into the Alida zone during 2001 (0.9 net) and will be followed by additional drilling during 2002. A 3D seismic program has been shot in the area during Q1-2002 that will identify further horizontal drilling opportunities. APF also holds a 90 percent working interest in a central battery and water disposal facility at the property.

Countess, Alberta

The Countess area in southeast Alberta, which is comprised of both the Countess and Leckie properties, contributes production from a total of 346 natural gas wells. Dry natural gas is produced from the shallow sands of the Belly River, Milk River and Medicine Hat formations. The gas is gathered, dehydrated, and compressed in the field and sold under a long-term contract to TransCanada Gas Services. In addition, APF receives custom compression revenue from surplus capacity in two 720-horsepower compressors. APF has an average working interest of 75.2 percent in 24,960 acres of land at Countess. During 2001, APF drilled 10 wells on 80-acre spacing. The program produced very positive results and APF plans to drill another 10-20 wells on 100 percent working interest lands during 2002. Production is expected to average 4,979 mcf per day for the year. At Leckie, APF has a 100 percent working interest in 22,880 acres of land and a 100 percent interest in a compressor station. In 2001, APF drilled 20 wells on 80-acre spacing that targeted the Milk River and Medicine Hat formations. Plans for 2002 include drilling another 10 wells. During 2002, production is expected to average 4,708 mcf per day.

Pembina, Alberta

APF has interests in five Pembina Cardium units located approximately 116 kilometres southwest of Edmonton, including 100 percent working interests and operatorship of Champlin-Peruvian Cardium Unit No. 1 and Pembina Cardium Unit No. 20. APF holds non-operated working interests of 7.35 percent in Pembina Cardium Unit No. 12, 5.15 percent in Pembina Cardium Unit No. 9 and 1.26 percent in North Pembina Cardium Unit No. 1. Light crude oil is produced from 581 wells under waterflood programs in the Cardium formation in each of the units. Oil is treated at batteries associated with each unit and solution gas is gathered and processed through APF's share of the Pembalta gathering system. During 2001, APF participated in the drilling of 28 (3.4 net) wells, all of which were completed as successful Cardium oil wells. Several more wells will be drilled during 2002 and production is expected to average 578 bbls per day.

Redwater, Alberta

The Redwater area is located northeast of Edmonton, Alberta. Dry natural gas is produced from a combination of the Wabamun, Detrital, Basal Quartz, Glauconitic, Colony, Second White Specs and Sparky zones. The production is sold under a combination of short and long-term gas contracts, as well as the spot market. APF has an average 62 percent working interest in 59 producing wells that cover approximately 167 sections of land. During 2001, APF recompleted five wells and drilled six (3.4 net) wells, resulting in 1.3 net gas wells and 0.1 net suspended wells. APF acquired 17 sections of land at Crown land sales during the year. Plans for 2002 include drilling five wells and the recompletion of seven wells. Production during 2002 is expected to average 4,151 mcf per day.

Facilities

The following table sets out major facilities in which the Corporation has an interest. Information presented is at January 1, 2002.

Area Name	Major Facilities(1)
S.E. Saskatchewan	Various working interests in batteries.
Countess, Alberta	42% interest in the Countess natural gas plant; 100% interest in the Countess-Leckie compressor and 4 booster compressors.
Redwater, Alberta	Interests in natural gas facilities as follows: 90% Radway compression 50% Redwater 8-9 compression and dehydration 50% Redwater 13-27 compression and dehydration
Pembina, Alberta	Interests in unit oil treating and water injection facilities as follows: 1.26% North Pembina Cardium Unit 7.35% Pembina Cardium Unit No. 12 100% Pembina Cardium Unit No. 20 5.15% Pembina Cardium Unit 9 65.78% Champlin-Peruvian Cardium Unit Interests in natural gas processing facilities as follows: 0.52% Pembalta No. 1 0.66% Pembalta No. 2 1.10% Pembalta No. 3 2.66% Pembalta No. 4 0.10% Pembalta No. 5 1.21% Pembalta No. 7 0.47% Pembalta No. 8

Note:

(1) "Major Facilities" includes only significant processing facilities and pipelines associated with the designated area.

Oil and Natural Gas Reserves

Gilbert Laustsen Jung Associates Ltd. ("Gilbert"), independent petroleum consultants, prepared a report (the "Gilbert Report") on the reserves attributable to the Properties and the present value of the estimated future net cash flow associated with such reserves effective January 1, 2002.

The following tables set forth certain information relating to the oil and natural gas reserves of the Properties, and the present value of the estimated future net cash flow associated with such reserves, as derived from the Gilbert Report. **All evaluations of future net cash flow in the Gilbert Report are after deduction of estimated future capital expenditures, royalty burdens, operating expenses and well abandonment costs and prior to any provision for income taxes, debt service charges, management fees and general and administrative costs. It should not be assumed that the present value of estimated future net cash flow shown below is representative of the fair market value of the Properties. There is no assurance that the escalated cost and price assumptions contained in the Gilbert Report will be attained. In the Established Reserves case, Probable Reserves and related cash flows have been reduced by 50% to reflect the risk of recovery.**

Oil and Natural Gas Reserves
and Present Values
Escalated Cost and Price Assumptions
(columns may not add due to rounding)

	Working Interest Reserves						Present Value of Estimated Future Net Cash Flow at Discount Rate of[3]			
	Gross[1]			Net[2]						
	Oil	Gas	NGL	Oil	Gas	NGL	0%	10%	15%	20%
	(Mbbl)	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcf)	(Mbbl)	($000)			
Proved										
Producing[4][5]	10,473	39,361	441	9,077	31,916	319	217,079	129,016	109,975	96,645
Non-Producing[4][6]	785	4,780	41	656	3,853	29	22,724	13,595	11,281	9,545
Total Proved	11,258	44,141	482	9,733	35,769	348	239,803	142,611	121,256	106,190
Risked Probable[7]	1,762	6,843	43	1,524	5,554	32	39,803	15,256	11,170	8,629
Established	13,020	50,984	525	11,257	41,323	380	279,606	157,867	132,426	114,819

Oil and Natural Gas Reserves
and Present Values
Constant Cost and Price Assumptions
(columns may not add due to rounding)

	Working Interest Reserves						Present Value of Estimated Future Net Cash Flow at Discount Rate of[3]			
	Gross[1]			Net[2]						
	Oil	Gas	NGL	Oil	Gas	NGL	0%	10%	15%	20%
	(Mbbl)	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcf)	(Mbbl)	($000)			
Proved										
Producing [4][5]	10,504	39,205	441	9,107	31,778	320	190,415	117,410	100,858	89,123
Non-Producing[4][6]	789	4,750	42	660	3,827	28	19,479	11,801	9,778	8,255
Total Proved	11,293	43,955	483	9,767	35,605	348	209,894	129,211	110,636	97,378
Risked Probable[7]	1,751	6,784	43	1,514	5,502	32	31,548	12,926	9,562	7,416
Established	13,044	50,739	526	11,281	41,107	380	241,442	142,137	120,198	104,794

Notes:

(1) "Gross Working Interest Reserves" means the working and overriding royalty interest share of remaining recoverable reserves before deduction of royalties.

(2) "Net Working Interest Reserves" are Gross Working Interest Reserves less all lessor and overriding royalties and interests owned by others.

(3) The net cumulative cash flow forecasts are after direct lifting costs, royalties, mineral taxes and future capital investments but before general and administrative expenses, management fees, debt service charges and income taxes. Well abandonment and site restoration costs were included in the cash flow and net present value estimates as well as Alberta natural gas cost allowance and Jumping Pound allowances on remaining undepreciated capital bases and income from custom processing fees. ARC has been included, where applicable.

(4) "Proved Reserves" are those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(5) "Producing Reserves" are those reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

(6) "Non-Producing Reserves" are those reserves that are not classified as producing.

(7) "Probable Reserves" are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above

that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(8) The pricing assumptions used in the Gilbert Report with respect to the cumulative net cash flow (escalated) as well as the inflation rates used for operating costs are set forth below:

		W.T.I. Crude Oil at Cushing Oklahoma	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton		Alberta NGLs (Then Current Dollars)		
Year	Exchange Rate $US/Cdn	Then Current $US/Bbl	Then Current $Cdn/Bbl	Spec Ethane $Cdn/Bbl	Edmonton Propane $Cdn/Bbl	Edmonton Butane $Cdn/Bbl	Edmonton Pentanes Plus $Cdn/Bbl
2002	0.635	20.00	30.75	13.75	19.75	20.75	31.75
2003	0.650	21.00	31.25	15.25	20.25	21.25	32.25
2004	0.670	21.00	30.50	15.50	19.50	20.50	31.50
2005	0.690	21.00	29.50	15.75	18.50	19.50	30.00
2006	0.700	21.25	29.50	15.75	18.50	19.50	30.00
2007	0.700	21.75	30.00	15.75	19.00	20.00	30.50
2008	0.700	22.00	30.50	15.75	19.50	20.50	31.00
2009	0.700	22.25	31.00	15.75	19.75	21.00	31.50
2010	0.700	22.50	31.50	16.00	20.25	21.50	32.00
2011	0.700	23.00	32.00	16.25	20.50	22.00	32.50
2012	0.700	23.25	32.50	16.50	20.75	22.50	33.00
2013+	0.700	Escalate at 1.5% per year					

		Alberta Plant Gate			
Year	AECO-C Spot Then Current $Cdn/Mmbtu	Average Then Current $Cdn/Mmbtu	Spot[(b)] $Cdn/Mmbtu	Aggregator $Cdn/Mmbtu	Alliance $Cdn/Mmbtu
2002 Full Year	4.30	3.95	4.10	3.60	3.55
2003	4.65	4.35	4.45	4.15	4.00
2004	4.70	4.45	4.50	4.35	4.05
2005	4.70	4.50	4.50	4.50	4.00
2006	4.70	4.50	4.50	4.50	4.05
2007	4.70	4.50	4.50	4.50	4.10
2008	4.70	4.50	4.50	4.50	4.15
2009	4.75	4.55	4.55	4.55	4.25
2010	4.80	4.60	4.60	4.60	4.35
2011	4.90	4.70	4.70	4.70	4.40
2012	4.95	4.75	4.75	4.75	4.45
2013+	Escalate at 1.5% per year				

Comments respecting pricing assumptions:

a) Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system, known as the plant gate. The plant gate price represents the price before raw gas gathering and processing charges are deducted.

b) Spot refers to weighted average one month price.

(9) Operating and capital costs were escalated from 2002 base levels at a rate of 1.5% per year.

(10) For constant price evaluations, the Gilbert Report used a base oil price of $30.75 per Bbl of light sweet crude oil and an average Alberta natural gas price of $3.95 per Mmbtu of natural gas.

(11) The Gilbert Report has estimated total capital costs of $13,541,000 (undiscounted) in order to achieve the future net cash flow from Established Reserves in the escalated price case.

(12) In both the escalated and the constant price cases, the Gilbert Report adjusted the base product prices to reflect property specific factors: for example crude quality differentials, natural gas BTU content, transportation tariffs and the details of product sales contracts.

(13) All of the Proved Producing Reserves are currently on production.

Reconciliation of Reserves

The following table contains management's reconciliation of the Established Reserves of the Corporation, as set out in the Gilbert Report, to Established Reserves as at the year ended December 31, 2001.

	Oil (Mbbl)	Gas (Bcf)	NGLs (Mbbl)	Total (MBOE)[1]
Reserves at December 31, 2000	5,212	46.4	436	13,375
Acquisitions	7,747	4.7	157	8,687
Drilling and Development	1,510	5.1	9	2,369
Divestitures	(509)	(0.7)	(19)	(645)
Production	(1,071)	(5.7)	(43)	(2,064)
Revisions	130	1.0	(15)	282
Reserves per Gilbert Report	13,020	51.0	525	22,042

Notes:

(1) Oil equivalent volumes are based on a gas/oil conversion ratio of 6:1.
(2) Columns may not add due to rounding.

Historic Operational Data – Last Eight Quarters

	Three Months Ended (unaudited)							
	December 31		September 30		June 30		March 31	
	2001	2000	2001	2000	2001	2000	2001	2000
Avg. production (pre royalty)								
Oil (bbl/d)	4,484	1,109	3,838	1,230	3,265	1,131	1,035	1,139
NGLs (bbl/d)	144	198	112	296	36	258	110	261
Gas (mcf/d)	16,523	14,057	15,351	12,763	15,022	13,539	14,647	13,437
Total (boe/d)	7,382	3,650	6,509	3,655	5,805	3,646	3,586	3,640
Avg net prices (pre hedging)								
Oil /$bbl	25.11	46.64	33.91	44.04	37.71	40.19	39.49	38.60
NGL/$bbl	15.76	47.93	31.47	35.56	35.32	31.52	49.43	31.64
Gas/$mcf	2.70	7.66	3.33	5.06	5.77	3.99	9.71	2.70
Average/$boe	21.60	46.27	28.39	35.35	36.36	29.52	52.57	24.32
Royalties ($000)	3,132	2,624	3,099	2,443	3,669	1,939	3,463	1,524
Oil/$bbl	5.43	8.98	6.13	8.72	7.07	8.21	6.42	7.12
NGL/$bbl	5.23	2.08	7.35	0.49	10.27	1.49	14.83	1.82
Gas/$mcf	0.54	1.25	0.61	1.40	1.12	0.86	2.07	1.45
Operating Expenses ($000)[1]	4,299	1,903	3,769	2,202	3,007	1,958	2,011	1,958
$/boe	6.33	5.67	6.29	6.55	5.69	5.90	6.23	5.91
Netbacks ($000)	9,127	10,753	11,448	6,909	12,338	5,916	10,562	4,847
$/boe	13.44	32.02	19.12	20.54	23.36	17.83	32.72	14.63
Expenditures ($000)								
Property acquisitions/ (Dispositions)	(3,707)	856	3,828	----	98,693	----	----	----
Development[2]	7,806	1,094	3,521	2,328	3,832	1,672	1,065	599

Notes:

(1) Operating expenses include all costs (exclusive of drilling costs, completion costs and equipping costs) to operate wells for the recovery of petroleum, freehold mineral, municipal and property taxes and surface lease rentals, but do not include general and administrative expenses or management fees.
(2) Including expenditures on facilities.

Drilling History

The following table sets forth the drilling activity for the Corporation for the periods indicated.

	Years Ended December 31					
	2001		2000		1999	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Oil	40	8.9	33	3.2	17	1.0
Natural Gas	33	31.4	65	14.8	6	6.0
Dry Wells	2	2.0	-		14	0.1
Other	1	0.1	27	0.5	38	0.7
TOTAL	76	42.2	125	18.54	75	7.8

Notes:

(1) "Gross" wells means the number of wells in which the Corporation has an interest.
(2) "Net" wells means the aggregate of the numbers obtained by multiplying each gross well by the percentage working interest of the Corporation therein.

Capital Expenditures

The following table summarizes the Corporation's capital expenditures for the Properties for the periods indicated.

	Years Ended December 31		
	2001	2000	1999
Property Acquisition	$105,717,382	$13,248,833	$ 3,895,223
Land Acquisition	239,443	146,522	143,297
Seismic	207,596	15,292	98,572
Drilling and Completion	12,490,233	3,912,099	2,231,638
Production Facilities	3,339,714	1,618,772	949,749
Other	(52,148)	---	5,480
SUBTOTAL	121,942,220	18,941,518	7,323,959
Dispositions (including swaps)	(6,903,199)	(12,392,879)	(2,326,397)
NET CAPITAL EXPENDITURES	115,039,021	$6,548,639	$4,997,562

Producing Wells

The number of wells on the principal Properties in which the Corporation has an interest as at January 1, 2002 and which it considers capable of production are set out in the following table:

	Producing[1][6]				Shut-in[2]				Other[5]	
	Oil		Gas		Oil		Gas			
	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]
S.E. Sask.	347	161	----	----	21	7	----	----	25	14
Countess	----	----	346	301	----	----	9	9	----	----
Pembina	564	36	----	----	1	1	----	----	218	15
Redwater	----	----	86	47	----	----	10	5	----	----
TOTAL	801	187	432	348	16	7	19	14	236	28

Notes:

(1) Information provided by the Corporation which includes changes on the properties since the Gilbert Report.
(2) **"Shut-in"** wells means wells which are not producing but which the Corporation considers to be capable of production.
(3) **"Gross"** wells means the number of wells on the Properties in which the Corporation has an interest.
(4) "Net" wells means the number of gross wells multiplied by the net working interest share of the Corporation therein.
(5) **"Other"** wells include injection wells, disposal wells and service wells.
(6) All wells that are assigned Proved Non-Producing Reserves are within economic distance of gathering systems, pipelines or other means of transportation.

Undrilled Acreage.

APF Energy hold interests in a total of 109,513 net acres. These interests were evaluated by GLJ effective January 1, 2002 and were assigned a value of $4.9 million.

	Gross	Net
Alberta	93,068	48,559
Saskatchewan	148,794	60,585
Manitoba	930	369
Total	242,792	109,513

Marketing Arrangements

The Corporation's production mix was approximately 37% natural gas and 63% oil and NGL, based on average production during the fourth quarter of 2001. Except for Redwater, where gas is predominantly sold on the spot market or into short-term contracts, the balance of gas production (approximately 60%) is sold to aggregators pursuant to long-term contracts. The forecasted prices are set forth above, at "Oil and Natural Gas Reserves", at Note 8, relating to pricing assumptions. During 2001, the Corporation received an average of $4.98 per mcf for its natural gas, after hedging. The Corporation's oil and NGL were sold on a combination of short-term and spot contracts, which averaged $33.64 and $30.97 per bbl, respectively, after hedging.

Future Commitments

The Corporation had the following hedges in place as of April 26, 2002:

	Oil		Gas	
	Volume (bbl/d)	Price US$/bbl	Volume (mcf/d)	Price (C$/mcf)
January 2002	2,000	27.38	2,625	3.94-4.78
February 2002	2,000	24.00	2,625	3.94-4.78
March 2002	2,000	23.85	2,625	3.94-4.78
April 2002	2,000	21.38	2,100	4.20-5.51
May 2002	3,000	22.39	2,100	4.20-5.51
June 2002	3,000	20.92	2,100	4.20-5.51
July 2002	3,000	20.95	2,100	4.20-5.80
August 2002	2,000	22.11	2,100	4.20-5.80
September 2002	1,500	22.64	2,100	4.20-5.80
October 2002	1,000	24.46	2,100	4.20-7.06
November 2002	1,000	24.55	2,100	4.20-7.06
December 2002	1,000	24.42	2,100	4.20-7.06
January 2003	----	----	2,100	4.20-8.22
February 2003	----	----	2,100	4.20-8.22
March 2003	----	----	2,100	4.20-8.22

DIRECTORS AND OFFICERS

The Trust has no directors and officers. The following information pertains to the board of directors and the officers of the Corporation and of the Manager.

The Corporation

The name, municipality of residence, position held and principal occupation of each director and officer of the Corporation are as set forth below:

Name and Municipality of Residence	Position with the Corporation	Principal Occupation
Donald Engle, P. Land[(1)(2)(4)] Calgary, Alberta	Director and Chairman of the Board	President of Sapphire Resources Ltd., an oil and gas consulting company
William Kenneth Dickson[(1) (2)] Calgary, Alberta	Director	Director of Dickson Resources Inc., an oil and gas company
Daniel Mercier[(1) (4)] Okotoks, Alberta	Director	Vice President, Operations, SOCO International plc, an international oil and natural gas exploration company
Martin Hislop, C.A.[(2)(3)] Calgary, Alberta	Director, President and Chief Executive Officer	President and Chief Executive Officer of the Manager and the Corporation
Steven G. Cloutier, LL.B.[(3)(4)] Calgary, Alberta	Director, Executive Vice-President, Chief Operating Officer, Secretary and Treasurer	Executive Vice-President and Chief Operating Officer of the Manager and the Corporation
Bonnie Nicol, P.Eng. Calgary, Alberta	Vice-President, Operations	Vice-President, Operations of the Manager and the Corporation
R. Kenneth Pretty, P.Land Calgary, Alberta	Vice-President, Corporate Development and Land	Vice-President, Corporate Development and Land of the Manager and the Corporation
Alan MacDonald, C.A. Calgary, Alberta	Vice-President, Finance	Vice-President, Finance of the Manager and the Corporation

Notes:

(1) Independent directors who have been elected to represent the Unitholders until the next annual general meeting of the Corporation. In Mr. Engle's case, his appointment became effective December 1, 2000. All other directors have held the offices indicated since the formation of the Trust.
(2) Member of the Audit Committee
(3) Nominee of the Manager.
(4) Member of the Compensation Committee. Currently, the full Board sits as a Reserves Committee.

Each of the directors and officers of the Corporation has held the same principal occupation for the past five years except as described below.

Mr. Engle is a professional Landman and has been President of Sapphire Resources Ltd., a private oil and gas consulting company, since 1985. From 1996 to May, 2000, Mr. Engle was also President of Grey Wolf Exploration Inc., a publicly traded oil and gas company listed on the The Toronto Stock Exchange. He is also on the Board of the CDNX Listed Companies Association.

Mr. Dickson is a consultant, and has provided oilfield operations advice to oil and natural gas service companies since 1989, upon retirement as Vice President, Production of Ultramar Oil and Gas Canada Ltd. During that time, he has also been a director of Dickson Resources Inc., an oil and natural gas company and of Arlyn Enterprises Ltd., a vendor of commercial and consumer lubrication oils. From November, 1995 to January, 1997, he was Vice-President of 3-D Reclamation Inc., a company carrying on the business of abandoning and related reclamation of oil and natural gas wells.

Mr. Mercier is Vice President, Operations for SOCO International plc ("SOCO"), a position he accepted in September, 1998. Prior thereto he was Chairman, Chief Executive Officer and a director of Territorial Resources, Inc., a Colorado company engaged in international oil and natural gas exploration which merged with SOCO on September 8, 1998. SOCO is a publicly traded United Kingdom corporation engaged in international oil and natural gas exploration and production.

Martin Hislop has had the same principal occupation with the Manager since September of 1994 and became an officer of the Corporation in December, 1995. From 1986 to July of 1994, Mr. Hislop was President and Chief Executive Officer of Lakewood Energy Inc. and its predecessor, Lakewood Capital Group Inc.

Steven Cloutier has had the same principal occupation with the Manager since September of 1994 and became an officer of the Corporation in December, 1995. From 1991 to October 1994, Mr. Cloutier was in private law practice.

Ms. Nicol joined the Corporation and the Manager in January, 1998. From February, 1997 to January, 1998, she was Manager, Saskatchewan and Provost Business Unit with Northstar Energy Corporation. She was Senior Exploration Engineer with Northstar from August, 1995 to January, 1997. From 1993 to 1995, she was Senior Petroleum Engineer with Northridge Exploration Inc. and prior thereto was a petroleum engineer with Chevron Canada Resources Limited.

Mr. Pretty joined the Corporation and the Manager in March, 2001. From June, 2000 to March, 2001, he was Vice-President, Land and Business Development with Hunt Oil Company of Canada, and from March, 1998 to June, 2000 was Vice-President of Land with Newport Petroleum Corporation until it was acquired by Hunt Oil Company of Canada. From April, 1996 to March, 1998 he was employed at Petro-Canada as a staff landman and prior thereto was a senior landman at Amerada Hess Canada and Norcen Energy Resources Ltd.

Mr. MacDonald joined the Corporation and the Manager in August, 2001. From April 1999 to June 2001, he was Vice-President, Finance with Due West Resources Inc., and from 1987 to 1999 was Vice-President, Finance with Starvest Capital Inc.

The Corporation currently has a board of directors consisting of five individuals, three of whom are independent directors elected by the Unitholders and two of whom are elected by the Manager. The Chairman of the board of directors must be one of the independent directors and that office is currently filled by Donald Engle.

As at December 31, 2001, the manager and the directors and senior officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, approximately 2.3% of the total outstanding Trust Units (approximately 6.5% after the exercise of options pursuant to the Trust's Trust Unit incentive plan).

The Manager

The name, municipality of residence, position held and principal occupation of each director and officer of the Manager are set out below:

Name and Municipality of Residence	Position with the Manager	Principal Occupation
Martin Hislop, C.A. Calgary, Alberta	Chairman of the Board of Directors, President and Chief Executive Officer	President and Chief Executive Officer of the Manager and the Corporation
Steven G. Cloutier, LL.B. Calgary, Alberta	Executive Vice-President, Chief Operating Officer, Director, Secretary and Treasurer	Executive Vice-President and Chief Operating Officer of the Manager and the Corporation
Bonnie Nicol, P.Eng. Calgary, Alberta	Vice-President, Operations	Vice-President, Operations of the Manager and the Corporation
R. Kenneth Pretty Calgary, Alberta	Vice-President, Corporate Development and Land	Vice-President, Corporate Development and Land of the Manager and the Corporation
Alan MacDonald, C.A. Calgary, Alberta	Vice-President, Finance	Vice-President, Finance of the Manager and the Corporation

Conflicts of Interest

There may be situations in which the interests of management of the Trust will conflict with those of the Unitholders. Management of the Trust owns oil and natural gas properties that do not form part of the Properties held by the Corporation. Management of the Trust may also acquire interests in energy-related businesses on its own account and on behalf of persons other than the Unitholders. Management of the Trust manages and administers such additional properties and may enter into other types of energy-related management and advisory activities. Thus, management of the Trust will carry on their full time activities on behalf of the

Unitholders and, when acting on behalf of others, may at times act in contradiction to or in competition with the interests of the Unitholders.

In resolving such conflicts, decisions will be made on a basis consistent with the objectives and funds of each group of interested parties and the time limitations on investment of such funds, all consistent with the duty of such management to deal fairly and in good faith with each such group of persons. The APF Energy Management Agreement contains provisions which require the Manager to make disclosure to the board of directors of the Corporation of the fact and substances of any particular conflict of interest and to use all reasonable efforts to resolve those conflicts of interest in a manner which will treat the Trust or the Corporation, as the case may be, and the other interested party fairly, taking into account all of the circumstances of the Trust or the Corporation, as the case may be, and that interested party and to act honestly and in good faith in resolving such matters.

All conflicts among officers and directors of the Corporation will be resolved in accordance with the provisions of applicable legislation.

Oil and natural gas properties may occasionally be made available for purchase in areas where management of the Corporation or their other clients hold interests. In such circumstances, management shall provide each of its clients, including the Corporation and any subsidiaries of the Corporation or the Trust, with the opportunity to participate in the acquisition of such properties in the proportion that each of its clients has funds available for such acquisition.

Properties will not be acquired from officers or directors of the Manager or other managers, or persons not at arm's length with such persons, at prices which are greater than fair market value, nor will properties be sold to such persons at prices which are less than fair market value in each case as established by an opinion of an independent financial advisor or independent engineering firm and approved by the independent members of the board of directors of the Corporation.

Circumstances may arise where members of the board of directors of the Corporation serve as directors or officers of corporations which are in competition to the interests of the Corporation and the Trust. No assurances can be given that opportunities identified by such board members will be provided to the Corporation and the Trust.

SELECT CONSOLIDATED FINANCIAL INFORMATION

Following is certain consolidated financial data for the Corporation and the Trust for the periods noted.

	Twelve Months Ended December 31		
	2001	2000	1999
Revenues (Net of Royalties - $000)	56,561	36,445	20,809
Expenses ($000)	43,241	20,774	25,498
Future income taxes ($000)	(5,174)	1,406	----
Minority interest ($000)	349	190	133
Net income (loss) after unusual items ($000)	18,144	14,075	(4,822)
/trust unit ($)	1.44	2.04	(0.82)
/trust unit (diluted - $)	1.44	2.04	(0.82)
Cash distributions ($000)	37,311	13,899	9,188
Total assets ($000)	198,176	67,388	63,843
Long-term debt ($000)	59,250	25,736	33,171

	Three Months Ended (unaudited)							
	2001				2000			
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
Revenues (Net of Royalties - $000)	13,426	15,217	15,345	12,573	12,656	9,110	7,874	6,804
Expenses ($000)	14,457	12,385	11,141	5,258	5,200	5,365	5,058	5,151
Future income taxes ($000)	(1,775)	(1,459)	(1,339)	(600)	2,100	(394)	(300)	----
Minority interest ($000)	11	132	95	111	16	73	66	36
Net income after unusual items ($000)	733	4,159	5,448	7,804	5,341	4,068	3,050	1,617
/trust unit ($)	0.05	0.29	0.49	0.95	0.75	0.57	0.43	0.26
/trust unit (diluted - $)	0.05	0.29	0.49	0.95	0.75	0.57	0.43	0.26
Cash distributions ($000)	8,571	11,602	11,204	5,933	5,278	3,450	2,809	2,362
Total assets ($000)	198,176	200,705	200,189	88,793	67,388	63,913	63,900	62,037
Long-term debt ($000)	59,250	59,750	48,645	13,286	25,736	23,909	24,139	23,794

MANAGEMENT'S DISCUSSION OF VARIATION IN OPERATING RESULTS

Reference is made to the information under the heading "Management's Discussion and Analysis" in the Annual Report, which information is hereby incorporated by reference into this Annual Information Form.

COMPETITIVE MATTERS

The Trust's cash distributions are dependent on a number of factors, including the underlying commodity prices and production of the Corporation's oil and gas assets. To a large extent, the price of the Trust Units is in turn reflective of the quantum of the Trust's cash distributions.

In order to replace and add production, the Corporation must be able to acquire oil and gas assets on favourable terms. Moreover, the Trust must be able, from time to time, to access the equity markets in order to provide the Corporation with the capital required to make acquisitions.

The acquisitions' market is extremely competitive, both with respect to corporate transactions as well as to asset purchases. In addition to competition from other income trusts, the Trust and the Corporation must compete with oil and gas companies for the same opportunities. These competitors may have different financial strength than the Trust or the Corporation which may put them in a superior position.

ENVIRONMENTAL MATTERS

The Corporation carries out its activities in compliance with all relevant provincial and federal regulations and good industry practice.

The Corporation has an Environmental and Safety Committee comprised of the Chief Operating Officer, Vice President, Operations and Production Manager. This Committee reports directly to the Corporation's Board of Directors, which reviews environmental matters related to the Corporation's business.

At present, the Corporation believes that it meets all existing environmental standards and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet current environmental protection requirements. Since these requirements apply to all operators in the oil and natural gas industry, it is not anticipated that the Corporation's competitive position within the industry will be adversely affected. The Corporation's major production facilities are relatively new and the likelihood of major capital expenditures being required to meet future changes is reduced in the near term. The Corporation has internal procedures designed to ensure that the environmental aspects of new developments are taken into account prior to proceeding with them.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of APF Energy Inc., 2650, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5, Telephone: (403) 294-1000. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy Inc. at the above-mentioned address and telephone number.*

Neither the offer or sale of any of the securities qualified by this short form prospectus has been registered under the United States Securities Act of 1933 as amended, and none of such securities nor any rights thereto or interest therein may be offered for purchase or sale, sold, transferred or otherwise disposed of, directly or indirectly, within the United States, except pursuant to a registration statement declared effective by the United States Securities and Exchange Commission under such act or pursuant to an available exemption from such registration. See "Plan of Distribution.".

Short Form Prospectus

New Issue **June 21, 2001**

APF ENERGY TRUST

$25,300,000
2,200,000 TRUST UNITS
PRICE: $11.50 PER TRUST UNIT

APF Energy Trust (the "Trust") is hereby qualifying 2,200,000 trust units (the "Trust Units") of the Trust for distribution at a price of $11.50 per Trust Unit. The outstanding Trust Units are listed and posted for trading on The Toronto Stock Exchange (the "TSE") under the trading symbol "AY.UN". The TSE has conditionally approved listing of the Trust Units to be distributed pursuant to this prospectus. Listing is subject to the Trust fulfilling all of the listing requirements of the TSE on or before September 11, 2001. On June 20, 2001, the closing price of the Trust Units on the TSE was $11.83. The price of the Trust Units offered hereby was determined by negotiation between APF Energy Inc. ("APF Energy"), on behalf of the Trust, and Scotia Capital Inc., Research Capital Corporation, CIBC World Markets Inc., National Bank Financial Inc., Dundee Securities Corporation and HSBC Securities (Canada) Inc. (collectively, the "Underwriters").

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust[(1)]
Per Trust Unit	$11.50	$0.575	$10.925
Total[(2)]	$25,300,000	$1,265,000	$24,035,000

Notes:

(1) Before deducting expenses of this offering, estimated to be $285,000 which, together with the Underwriters' fee, will be paid from the general funds of the Trust.

(2) The Trust has granted to the Underwriters an option (the "Underwriters' Option") to purchase up to an aggregate of 850,000 Trust Units on the same terms as set forth above, exercisable until 48 hours prior to the date of closing. The Underwriters' Option and the Trust Units issued upon exercise of the Underwriters' Option are qualified for distribution under this short form prospectus. If the Underwriters' Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Trust, before deducting expenses of this offering, will be $35,075,000, $1,753,750, and $33,321,250, respectively. See "Plan of Distribution".

In the opinion of counsel, the Trust Units will be eligible for investment under those statutes referred to under "Eligibility for Investment".

National Bank Financial Inc. is an indirect wholly owned subsidiary of a Canadian chartered bank which is a lender to APF Energy and to which APF Energy is presently indebted. APF Energy has issued a 99% royalty on its oil and natural gas income to the Trust. Consequently, the Trust may be considered to be a connected issuer of National Bank Financial Inc. for the purposes of securities regulation in certain Canadian provinces. The net proceeds of this offering will be used by the Trust, after payment of the Deferred Purchase Obligation (as hereinafter defined) to APF Energy, to provide working capital to APF Energy, which APF Energy will initially use to repay a portion of its indebtedness to such bank. See "Relationship Between APF Energy's Banker and One of the Underwriters" and "Use of Proceeds".

The offering is scheduled to close on or about June 29, 2001, which is before the record date for the distribution by the Trust to holders of Trust Units ("Unitholders") to be paid on July 16, 2001. Accordingly, Unitholders who purchase Trust Units pursuant to the offering will be eligible to receive the distribution that will be paid to Unitholders on July 16, 2001. See "Distributions".

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale if, as and when issued by the Trust and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Parlee McLaws and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP. Subject to applicable laws, the Underwriters may, in connection with this offering, over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution". Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive Trust Unit certificates will be available for delivery on the closing of this offering, which is expected to take place on or about June 29, 2001.

TABLE OF CONTENTS

SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

"ARC"	Alberta Royalty Credit
"Gj"	Gigajoule = 0.95 mcf
"md"	millidarcy
"NGLs"	natural gas liquids
"bbls"	barrels
"mbbl"	1,000 barrels
"bbl/d"	barrels per day
"mstb"	thousand standard barrels
"mcf"	1,000 cubic feet
"mmcf"	1,000,000 cubic feet
"bcf"	1,000,000,000 cubic feet
"mcf/d"	one thousand cubic feet per day
"mmcf/d"	one million cubic feet per day
"BTU"	British thermal unit
"mmbtu"	one million BTUs
"boe"	barrels of oil equivalent
"mboe"	1,000 barrels of oil equivalent
"boe/d"	barrels of oil equivalent per day
"m"	meters
"km"	kilometers

Note: **for the purposes of this document, except for documents incorporated by reference, six mcf of natural gas and one bbl of NGL each equal one bbl of oil, such conversion not being based on either price or energy content. For documents incorporated by reference in this short form prospectus, 10 mcf of natural gas and one bbl of NGL each equal one bbl of oil, such conversion not being based on either price or energy content.**

"Deferred Purchase Obligation" means the ongoing obligation of the Trust to pay to APF Energy, to the extent of the Trust's available funds, the amount of the adjusted purchase price for additional Canadian resource property acquired by APF Energy and of certain designated capital expenditures, as partial consideration for the Royalty;

"Established Reserves" means Proved Reserves plus 50% of Probable Reserves;

"M & B Report" means the report of Martin & Brusset Associates relating to the Alliance Properties as described under "Alliance Oil and Natural Gas Reserves";

"Proved Reserves; Proved Producing Reserves; Probable Additional Reserves; and Proved Non-Producing Reserves" have the meaning ascribed to them under "Alliance Oil and Natural Gas Reserves".

"Proven Reserves; Proven Developed Reserves; Proven Undeveloped Reserves; and Probable Reserves" have the meaning ascribed to them under "Oil and Natural Gas Reserves – Saskatchewan Properties".

"Sproule Report" means the report of Sproule Associates Limited as described under "Oil and Natural Gas Reserves – Saskatchewan Properties".

"Unitholder" means a holder of Trust Units of the Trust.

All dollar amounts are stated in Canadian dollars except where otherwise stated.

ELIGIBILITY FOR INVESTMENT

In the opinion of Parlee McLaws and Burnet, Duckworth & Palmer LLP, the Trust Units will, at the date of closing of this offering, and subject to the assumptions contained in "Canadian Federal Income Tax Considerations" being met at the date of closing, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the *Income Tax Act* (Canada) and will not constitute foreign property for those plans. The foregoing opinion assumes that there will be no changes in the applicable legislation currently in effect prior to the date of issue of the Trust Units.

Eligibility of the Trust Units for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
Loan and Trust Corporations Act (Alberta)
Employment Pension Plans Act (Alberta)
The Pensions Benefits Act, 1992 (Saskatchewan)
The Insurance Act (Manitoba)
The Trustee Act (Manitoba)
The Pension Benefits Act (Manitoba)
Pension Benefits Act (Ontario)
An Act respecting insurance (Québec)
An Act respecting trust companies and savings companies (Québec) (except for trust companies with respect to funds, other than deposits, which are administered for other persons)
Supplemental Pension Plans Act (Québec)

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of APF Energy, 2650, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5, Telephone: (403) 294-1000. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy at the above-mentioned address and telephone number.

The following documents of the Trust and Alliance Energy Inc. ("Alliance"), which have been filed with securities commissions or other similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Information Circular dated April 30, 2001 relating to the annual general and special meeting of Unitholders of the Trust held on June 6, 2001 (the "Circular"), excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance" in the Circular (which portions shall be deemed not to have been incorporated by reference herein);

(b) the Annual Information Form of the Trust dated May 11, 2001, including the management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2000 incorporated therein (the "AIF");

(c) the audited comparative combined financial statements of the Trust and notes thereto for the years ended December 31, 2000 and 1999, together with the report of the auditors of the Trust thereon contained in the Trust's 2000 Annual Report;

(d) the audited comparative consolidated financial statements of Alliance for each of the years ended November 30, 2000, 1999 and 1998, together with the report of the auditors of Alliance thereon;

(e) the unaudited comparative combined financial statements of the Trust for the three months ended March 31, 2001 and 2000 and the management's discussion and analysis of financial condition and results of operations for the periods (these statements were prepared using the same generally accepted accounting policies as the December 31, 2000 audited financial statements and should be read in conjunction with the December 31, 2000 financial statements);

(f) the unaudited comparative consolidated financial statements of Alliance for the three months ended February 28, 2001 and 2000;

(g) the material change report of the Trust dated May 7, 2001 with respect to the acquisition by APF Energy of southeast Saskatchewan oil and gas properties;

(h) the material change report of the Trust dated April 19, 2001 with respect to the acquisition by APF Energy of the common shares of Alliance;

(i) the material change report of the Trust dated March 14, 2001 with respect to the offer by APF Energy to acquire common shares of Alliance, not including Schedule "A"; and

(j) the material change report of the Trust dated March 1, 2001 with respect to the closing of a new issue of Trust Units.

Any document of the type referred to in the preceding paragraph and any interim financial statements or material change reports (excluding confidential material change reports) which are filed by the Trust with a securities commission or other similar authority subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need

not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

APF ENERGY TRUST

General

The Trust is an open-end investment trust originally formed under the laws of the Province of Alberta in 1996 and currently governed by an amended and restated trust indenture dated May 26, 2000 (the "Trust Indenture"). The Trust Company of Bank of Montreal has been appointed as Trustee. The principal office of the manager of the Trust, APF Energy Management Inc. ("APF Management") is located at 2650, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5.

The Trust's primary asset is a royalty (the "Royalty") granted by APF Energy on its oil and gas properties. The Royalty consists of an entitlement to 99% of the royalty income earned by APF Energy after certain costs, expenditures and deductions.

The goal of the Trust is to provide Unitholders with high and stable cash distributions by continually replacing and adding to the reserves held by APF Energy, through acquisition, drilling and optimization initiatives.

APF ENERGY INC.

APF Energy was incorporated under the *Business Corporations Act* (Alberta) on December 8, 1995 as 677633 Alberta Inc. By Articles of Amendment filed May 8, 1996, APF Energy's name was changed to APF Energy Inc. The registered and principal office of APF Energy is located at 2650, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5.

APF Energy was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. APF Energy has four field employees.

APF ENERGY MANAGEMENT INC.

APF Management was incorporated under the *Canada Business Corporations Act* on September 12, 1994 as Skyridge Resources Inc. By Articles of Amendment filed June 6, 1996, APF Management changed its name to APF Energy Management Inc. The registered and principal office of APF Management is 2650, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5.

APF Management provides management, administrative and advisory services to the Trust and APF Energy pursuant to management agreements. APF Management has 35 employees.

APF Management was incorporated to manage and own oil and natural gas properties. APF Management manages interests in oil and natural gas properties in Alberta, certain of which do not form part of the properties held by APF Energy. See "Risk Factors - Potential Conflicts of Interest."

RECENT DEVELOPMENTS

Acquisition of Alliance Energy Inc.

On April 11, 2001, APF Energy acquired 98.86% of the common shares of Alliance Energy Inc. ("Alliance"). APF Energy paid $2.02 per share for approximately 21.9 million common shares for aggregate consideration of approximately $44.2 million. The purchase price was satisfied by the payment of approximately $35.3 million in cash and the issuance by the Trust of 879,704 Trust Units at a deemed price of $10.05 per Trust Unit. Together with the assumption of Alliance's existing debt, the total transaction was valued at approximately $48.7 million. APF Energy has acquired the remaining shares pursuant to the compulsory acquisition procedures of the *Business Corporations Act* (Alberta). The acquisition added approximately 1,600 barrels per day of production of light oil in southeast Saskatchewan, almost all of which is operated. On May 1, 2001,

Alliance and APF Energy were amalgamated, with the resulting entity continuing to carry on business under the name "APF Energy Inc.".

For additional information concerning the acquisition of Alliance, see "Information Concerning Alliance" and "Effect of the Acquisitions on the Trust/APF Energy".

Acquisition of Southeast Saskatchewan Properties

Prior to APF Energy entering into an agreement to acquire Alliance, Alliance had agreed to acquire certain properties producing approximately 2,000 barrels per day of light oil in close proximity to its existing properties, from an arm's length third party, for aggregate consideration of approximately $41 million (after adjustments) (the "Southeast Saskatchewan Acquisition"). The closing of the transaction occurred on April 30, 2001. These operated, high working interest assets are complementary to existing Alliance production in southeast Saskatchewan. Through Alliance, APF Energy now has significant interests at Queensdale, Tatagwa, Ingoldsby, Carlyle, Star Valley, Lost Horse Hills, Macoun, Sherwood, Skinner Lake and Innes.

For additional information concerning the Southeast Saskatchewan Acquisition, see "Information Concerning the Southeast Saskatchewan Acquisition" and "Effect of the Acquisitions on the Trust/APF Energy".

Amendment of Credit Facilities

By letter agreement dated March 27, 2001, APF Energy's operating facility with its bankers was amended. The total facility is $82 million, comprised of a $77 million demand revolving credit facility and a $5 million treasury risk line. Amounts borrowed pursuant to the $77 million portion bear interest based on a sliding scale tied to APF Energy's debt to cash flow ratio from a minimum of the bank's prime rate (or U.S. base rate, for U.S. base rate loans) plus 0.125% to a maximum of the prime rate (or U.S. base rate) plus 1.5% and may take the form of letters of credit, with a fee from 1.125% to 2%, bankers' acceptances with a stamping fee from 1.125% to 2.50% or LIBOR (London Interbank Offered Rate) loans with interest at the LIBOR rate plus the applicable margin from 1.125% to 2.50%. The availability of this portion of the facility reduces by $2,500,000 per month commencing July 31, 2001. Additional security, including a first fixed and floating charge debenture in the face amount of $125 million will be delivered by APF Energy. It is proposed that the revolving credit facility will be syndicated to Canadian resident financial institutions.

Distributions

The Trust announced on May 16, 2001 that it would make a monthly distribution of distributable income to Unitholders of record on May 31, 2001, in the amount of $0.30 per Trust Unit. Payment was made on June 15, 2001. Purchasers of Trust Units pursuant to the offering contemplated herein will not participate in the June 15, 2001 distribution.

The Trust announced on June 18, 2001 that the next monthly distribution of distributable income to be paid to Unitholders will be $0.30 per Trust Unit. Payment will be made to Unitholders of record on June 30, 2001. The offering under this prospectus is scheduled to close on or about June 29, 2001, which is before the record date for the distribution by the Trust to Unitholders to be paid on July 16, 2001. Accordingly, Unitholders who purchase Trust Units pursuant to the offering will be eligible to receive the distribution that will be paid to Unitholders on July 16, 2001.

INFORMATION CONCERNING ALLIANCE

Principal Producing Properties

The properties of APF Energy acquired pursuant to its acquisition of Alliance (the "Alliance Properties") and the subsequent amalgamation with Alliance are subject to the Royalty and include both unitized and non-unitized oil and natural gas production. Of the present value of the estimated future net cash flow from the Alliance Properties, approximately 82% is located in seven core areas, as outlined in the table below.

Properties	% Interest(1)	Interest in Reserves(2)(3)	Estimated Company Interest Production 2001(3)(6)	Reserve Life(3)(4)	Asset Value(3)(5)	
		(mboe)	(boe/d)	(Years)	($000's)	%
Queensdale	77.5	1,473	718	32	16,702	44.52
Macoun	96.0	703	170	42	5,029	13.40
Carlyle	90.0	254	105	50	2,607	6.95
Whitebear	97.0	253	63	29	1,842	4.91
Tilston	100.0	278	107	26	1,797	4.79
Ingoldsby West	72.0	137	85	50	1,773	4.73
Ingoldsby North	52.0	263	37	50	1,049	2.80
Other	0.0	822	385		6,717	17.90
TOTAL		4,183	1,670		37,516	100.00

Notes:

(1) The percentage interest owned by APF Energy in the Alliance Properties is based on its share of Established Reserves, including working interest and overriding royalty interest.
(2) APF Energy's interest in recoverable reserves before the deduction of royalties.
(3) Based on Established Reserves outlined in the M & B Report using escalated cost and price assumptions, as defined under "Alliance Oil and Natural Gas Reserves".
(4) Reserve life is the time remaining during which production is forecast to be economic.
(5) Discounted at 15% and based on the escalated price and cost forecast contained in the M & B Report.
(6) The average production rate for 2001 as outlined in the M & B Report.

Set out below is a description of the principal Alliance Properties, by area. The term "net" and "net working interest share" where used in the description of the Alliance Properties means the working interest share owned by APF Energy before deduction of royalties. The term "reserves" unless otherwise stated, refers to the oil, natural gas and/or NGLs remaining to be recovered as of December 1, 2000. **Annual production estimates, estimated remaining reserves, ultimate recovery estimates, future production rates and working interests in the following property descriptions are derived from the M & B Report, unless otherwise stated. See "Alliance Oil and Natural Gas Reserves."**

Queensdale, Saskatchewan

APF Energy owns 1,842 gross acres (1,407 net acres) in Sections 23, 24, 25 and 26 in Township 6, Range 1 W2M.

The Queensdale oil pool occupies much of Township 6, Range 1 W2M. The pool was discovered in 1956 and developed with a number of vertical wells that were in production until 1970, cumulatively recovering 107,000 bbls of oil. The wells were abandoned in the 1970s. The pool was further developed in 1984 with six vertical wells that had produced 409,000 bbls of oil as of 1999. Alliance acquired 100% of the North half of Section 24 and the Southeast quarter of Section 25 and drilled five horizontal wells between November, 1999 and September, 2000. Alliance acquired 10% of Section 23 and drilled one horizontal well in 2000, and acquired 100% of Section 26 and drilled one horizontal well in 2001.

The Queensdale oil pool is in the limestone beds of the Alida zone of the Mission Canyon Formation. The 32° API oil was trapped as a result of stratigraphic pinchout towards the Northeast and structural closure as a result of the Mississippian erosional surface. The porous reservoir rock is capped by an impermeable anhydrite layer that also serves to seal the reservoir. The average net pay thickness for the entire Queensdale East pool is 10 m, with porosity ranging from 13% to 22%. There are several correlatable members in the pay zone. Each member is between 2 to 4 m thick and is identified by different color codes on the map and cross-section.

The Northeast portion of Section 23-6-1 W2M adjacent to Alliance acreage had reserves of 2.9 million bbls of original oil in place. These wells over their forty year life have produced over one million bbls of oil or 35% of the original oil in place. A volumetric reserve calculation of the reserves in place on APF Energy's acreage, indicates over 1.4 million bbls of oil on a proved plus one-half probable basis.

APF Energy has a total of nine (7 net) producing vertical wells and seven (5 net) producing horizontal wells with an average interest of 77.5%. The wells produce a total of 700 bbl/d net to APF Energy.

Macoun, Saskatchewan

APF Energy's interest in the Macoun oil pool is in Sections 18 and 19-4-9 and Sections 11 and 13-4-10 W2M for a total of 882 gross acres (863 net acres). The oil producing interval of the Macoun area is found in the Midale Formation. The sediments of the Vuggy Member have been deposited on top of the anhydrite infilled sediment of the Frobisher evaporite, and are overlain by the orgillaceous carbonates of the Marly Member of the Midale Beds Formation. The hydrocarbon trap appears to be controlled by the presence of a localized structural feature in combination with anhydrite infilling the updip porosity along the Northeast edge of the feature parallel to the regional structural trend.

Porosity at Macoun is 11%. The M & B Report determined reserves from the pool volumetrically and indicates 703,000 bbls of recoverable oil on a proved plus one-half probable basis. A very close analogy to the Macoun pool is the Viewhill pool in Section 9-4-8 W2M. The Viewhill pool has had forty years of continuous production. Volumetric and decline analysis indicates an ultimate recovery of 35%. There are four (4 net) vertical wells and two (2 net) horizontal wells with an average working interest of 95.83%.

The production from these wells totals 170 bbl/d (net to APF Energy). APF Energy has identified another horizontal location between the vertical wells.

Carlyle, Saskatchewan

The Carlyle oil pool is located in Section 2-8-3 W2M. The oil is trapped in the Alida limestone beds of the Mission Canyon Formation. The trap at Carlyle is a combination of stratigraphic pinchout and post Mississippian erosional structure. The Carlyle oil pool has 12 m of structural closure but there is not identifiable oil/water contact. The oil at Carlyle is 34° API.

Porosity at Carlyle ranges from 9% to 15% with 10 m of net pay. A volumetric reserve calculation of the APF Energy Carlyle pool indicates 2.6 million bbls of original oil in place on a proved plus one-half probable basis. A recovery factor of 30% would produce 795,000 bbls of oil. APF Energy owns and operates three (3 net) vertical wells, two (2 net) horizontal wells and has a 90% working interest in a battery with saltwater disposal. 40% of this working interest was acquired from the working interest partner in April, 2001. The acreage owned is 806 gross acres (725 net acres). The battery also receives outside processing from the Alliance Wordsworth 4-10-7-3 W2M well.

Total production from these wells is 105 bbl/d (net to APF Energy) before the acquisition of the additional 40% interest, and is 175 bbl/d after the acquisition.

Whitebear, Saskatchewan

The Whitebear pool is in the Northeast area of Township 9, Range 1, W2M occupying portions of Sections 20, 28, 29 and 33. The total acreage owned is 1,360 gross acres (1,214 net acres). The oil reservoir at Whitebear is in the Tilston beds of the Mission Canyon Formation. The oil trap at Whitebear was formed as a result of stratigraphic pinchout and structural closure due to Post Mississippian erosion. The Whitebear pool has 5 m of structural closure.

A reserve report of APF Energy's acreage at Whitebear indicates 253,000 bbls of remaining recoverable oil. To date, Whitebear has produced 613,000 bbls of oil or about 13.6% of the original oil in place. There are 10 (10 net) producing wells with an average working interest of 97.4%. The total production is 66 bbl/d net to APF Energy.

The average porosity at Whitebear is 9% with up to 15 m of pay. The gravity is 32° API oil. Like all Tilston oil pools, Whitebear has a high water cut, but very long production life. The water cut at Whitebear is currently 91.3%, and has been above 80% for over ten years. The production decline rate for the past 10 years has been 7% per year.

There is a full battery facility at the 5-28-9-1 W2M battery and saltwater disposal site with a capacity of 6,000 bbl/d. All wells are flowline connected and clean oil is connected to the Enbridge Pipelines (Saskatchewan) Inc. line.

Tilston, Manitoba

The Tilston oil pool in which APF Energy has an interest is located in Southwest Manitoba in Sections 6, 7 and 8-6-28 W1M. The oil pool is in the Tilston limestone beds of the Mission Canyon Formation. APF Energy owns a 100% working interest in 1,354 acres. The trap at Tilston is a combination of stratigraphic pinchout and post Mississippian erosional structure. The Tilston oil pool has 10 m of structural closure, and an oil analysis indicates 27° API oil. Porosity at Tilston ranges from 9% to 18% with 6 m of net pay. There are two producing horizontal wells and one vertical well, all at a 100% working interest. The wells produce 106 bbl/d (net to APF Energy).

The M & B Report of APF Energy's acreage at Tilston indicates 278,000 bbls of remaining recoverable reserves. Wells that produce from the Tilston limestone beds typically have long production lives. After the initial flush production, the wells go to water cuts of about 95%.

The first vertical well at Tilston was drilled in 1994. Prior to the summer of 1995, 3D seismic had been shot over the pool and two more vertical wells and two horizontal wells had been drilled into the pool. The horizontal wells were both re-entered during December, 1999, adding a horizontal leg to each.

All wells are flowlined to the central battery at LSD 16-6-6-28 W1M and water is flowlined to the saltwater disposal well at LSD 6-6-6-28 W1M. APF Energy has identified additional horizontal drilling potential on this property.

Ingoldsby West, Saskatchewan

APF Energy owns 1,200 gross acres (1,000 net acres) in the Ingoldsby West oil pool, including Section 36-3-32 W1M, the Northwest quarter of Section 6-4-31 W1M and the South half and Northeast quarter of Section 1-4-32 W1M. The Ingoldsby West oil pool is in the Mississippian age Frobisher limestone beds of the Mission Canyon Formation. The oil was trapped by a combination of stratigraphic pinchout and an erosional structure feature with 10 m of structural closure. The oil at Ingoldsby West is 34° API and is in limestone with 11% porosity.

The M & B Report of APF Energy's acreage indicates 137,000 bbls of remaining recoverable oil on a proved plus one-half probable basis. APF Energy currently owns an interest in three (2 net) vertical and five (4 net) horizontal oil wells as well as a battery and saltwater disposal well. The working interests range from 30% to 100% with an average of 72%. The interest in the battery and saltwater disposal well is 100%. Total production from the property is currently 85 bbl/d (net to APF Energy). Cumulative production from the pool is 245,000 bbls of oil or 4% of the original oil in place. The most recently drilled horizontal wells at Ingoldsby West have produced at significantly better rates than the wells that were drilled in 1994. Horizontal drilling technology since 1994 has improved substantially, which in combination with a better understanding of the pool has led to better results.

The battery and saltwater disposal are connected to the pipeline of Enbridge Pipelines (Saskatchewan) Inc. for the sale of clean oil.

Ingoldsby North, Saskatchewan

APF Energy owns 502 gross acres (307 net acres) in the Ingoldsby North oil pool, consisting of Sections 27 and 28-4-31 W1M. The Ingoldsby North oil pool is in the Mississippian age Alida limestone beds of the Mission Canyon Formation. The oil was trapped by a combination of stratigraphic pinchout and an erosional feature with 10 m of structural closure. The oil at Ingoldsby North is 33° API and is in a limestone and dolomite reservoir with up to 20% porosity.

The M & B Report's calculation of APF Energy's acreage indicates 263,000 bbls of remaining recoverable oil on a proved plus one-half probable basis. APF Energy currently owns an interest in six vertical wells and one horizontal well with working interests ranging from 23% to 100%, averaging 52%. A horizontal well was drilled in July, 2000. Production from the wells is currently 37 bbl/d (net to APF Energy). The horizontal well began producing in August, 2000.

Other Properties

APF Energy has additional production in the Southeast Saskatchewan area, from the Arcola, Edenvale, Hassard Lake, Ingoldsby East, Nottingham, Storthoaks, Torquay, Wauchope, Willmar, Workman and Wordsworth pools. There are 15 (14 net) wells with average working interests over 95%. The total production from these wells is 119 bbl/d (net to APF Energy). These wells have a flow production decline and half of them were drilled by Alliance several years ago. There are drilling locations identified in the Nottingham, Ingoldsby East and Edenvale pools.

Alliance Oil and Natural Gas Reserves

Martin & Brusset Associates ("M & B"), independent petroleum consultants, prepared a report (the "M & B Report") on the reserves attributable to the Alliance Properties and the present value of the estimated future net cash flow associated with such reserves effective December 1, 2000.

The following tables set forth certain information relating to the oil and natural gas reserves of the Alliance Properties, and the present value of the estimated future net cash flow associated with such reserves, as derived from the M & B Report. **All evaluations of future net cash flow in the M & B Report are after deduction of estimated future capital expenditures, royalty burdens, operating expenses and well abandonment costs (not including terminal expenditures for abandonment and site restoration) and prior to any provision for income taxes, debt service charges, management fees and general and administrative costs. It should not be assumed that the present value of estimated future net cash flow shown below is representative of the fair market value of the Alliance Properties. There is no assurance that the escalated cost and price assumptions contained in the M & B Report will be attained. In the Established Reserves case, Probable Reserves and related cash flows have been reduced by 50% to reflect the risk of recovery.**

Oil and Natural Gas Reserves
and Present Values
Constant Cost and Price Assumptions
(columns may not add due to rounding)

	Company's Interest in Reserves				Present Value of Estimated Future Net Cash Flow at Discount Rate of[3]			
	Gross[1]		Net[2]					
	Oil (mbbl)	Gas (mmcf)	Oil (mbbl)	Gas (mmcf)	0%	10%	15%	20%
					($000)			
Proved								
Producing [4][5]	2,394	167	1,882	167	74,108	47,077	40,721	36,208
Non-Producing[4][6]	977	40	776	40	22,251	13,667	11,627	10,173
Total Proved	3,371	207	2,658	207	96,359	60,744	52,349	46,381
Risked Probable[7]	866	43	658	43	24,090	8,808	6,505	5,118
Established	4,237	249	3,315	249	120,449	69,551	58,854	51,498

Oil and Natural Gas Reserves
and Present Values
Escalated Cost and Price Assumptions
(columns may not add due to rounding)

	Company's Interest in Reserves				Present Value of Estimated Future Net Cash Flow at Discount Rate of[3]			
	Gross[1]		Net[2]					
	Oil (mbbl)	Gas (mmcf)	Oil (mbbl)	Gas (mmcf)	0%	10%	15%	20%
					($000)			
Proved								
Producing[4][5]	2,339	167	1,852	167	44,934	29,357	25,791	23,255
Non-Producing[4][6]	961	40	770	40	13,818	8,779	7,539	6,637
Total Proved	3,300	207	2,621	207	58,752	38,136	33,330	29,892
Risked Probable[7]	842	43	644	43	15,766	5,684	4,186	3,281
Established	4,141	249	3,265	249	74,517	43,820	37,516	33,173

Notes:

(1) "Gross Company Interest Reserves" means the applicable working interest and/or royalty interest share of remaining recoverable reserves before deduction of any royalties.

(2) "Net Company Interest Reserves" are the applicable working interest share of the remaining reserves, less all royalties and interests owned by others.

(3) The net cumulative cash flow forecasts are after direct lifting costs, royalties, mineral taxes and future capital investments but before general and administrative expenses, management fees, debt service charges and income taxes. Well abandonment costs (not including terminal expenditures for abandonment and site restoration) were included in the net cash flow and present value estimates as well as Alberta natural gas cost allowance and Jumping Pound allowances on remaining undepreciated capital bases and income from custom processing fees.

(4) "Proved Reserves" are those reserves estimated as recoverable under current technology and currently anticipated future operating conditions, prices, and costs, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(5) "Proved Producing Reserves" are those proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reason for the current non-producing status is the choice of the owner rather than the lack of markets or other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

(6) "Proved Non-Producing Reserves" are those proved reserves that are not currently producing either due to lack of facilities and/or markets.

(7) "Probable Additional Reserves" are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and currently anticipated future operating conditions, prices, and costs, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(8) The pricing assumptions used in the M & B Report with respect to the cumulative net cash flow (escalated) were provided by Alliance and are set forth below:

Year	Crude Oil at Edmonton $Cdn/bbl
2001	40.20
2002	35.03
2003	32.82
2004	33.48
2005	34.15
2006	34.83
2007	35.53
2008	36.24
2009	36.96
2010	37.70
2011	38.46

(9) The Queensdale property has solution gas conservation, being sold at approximately $0.95 per mcf under long term contract. This was assumed constant through 2011 and then escalated at 2% per year.

(10) Constant prices used in the M & B Report reflect average prices received in November, 2000 for the properties as follows:

Area	Price $/stb
Tilston, Man.	44.82
Carlyle, Sask.	50.15
Ingoldsby, Sask.	49.33
Lost Horse Hills, Sask.	43.08
Macoun, Sask.	49.02
Queensdale, Sask.	50.41
Superb, Sask.	18.29
Wauchope, Sask.	50.63
White Bear, Sask.	49.19

(11) Operating and capital costs were escalated from 2000 base levels at a rate of 2% per year.

(12) The M & B Report has estimated total capital costs of $4,803,000 (undiscounted) in order to achieve the future net cash flow from Established Reserves in the escalated price case.

(13) The M & B Report adjusted the base product prices to reflect property specific factors: for example crude quality differentials, natural gas BTU content, transportation tariffs and the details of product sales contracts.

(14) All of the Proved Producing Reserves are currently on production.

All oil is sold under contracts which may be cancelled on 30 days notice by either party.

Production History

The following table summarizes the working interest production of oil, condensate and natural gas from the Alliance Properties for the periods indicated.

	Three Months Ended February 28, 2001	Years Ended November 30		
		2000	1999	1998
Oil and NGLs (bbls)	138,000	483,000	179,000	214,000
Average Daily Production (bbl/d)	1,529	1,320	490	587
Natural Gas (mcf)	28,670	119,480	43,790	35,000
Average Daily Production (mcf/d)	319	326	120	96
Total Petroleum Substances (boe)	142,778	502,913	186,298	219,833
Average Daily Production (boe/d)	1,582	1,374	510	603

Estimated Production

The following table summarizes the working interest production of oil, condensate and natural gas for the periods indicated, as derived from the M & B Report.

	Years Ending November 30		
	2001	2002	2003
Oil and NGLs (bbls)	602,000	502,000	398,000
Average Daily Production (bbl/d)	1,652	1,375	1,089
Natural Gas (mcf)	39,000	28,500	22,500
Average Daily Production (mcf/d)	107	78	62
Total Petroleum Substances (boe)	608,500	506,750	401,750
Average Daily Production (boe/d)	1,670	1,388	1,101

Notes:

(1) The above production figures relate to the Alliance (now APF Energy) corporate interest. Production for acquired properties is included from the date of acquisition and production from properties disposed is included only to the date of disposition.

(2) The M & B Report estimates production for future years, based on Proved Reserves, as set forth above. Estimated future production will not necessarily represent actual amounts. M & B relied on information provided by Alliance (now APF Energy). Long term estimates are less reliable than estimates made for the short term.

Producing Wells

The number of wells on the principal Alliance Properties in which Alliance had an interest as at February 28, 2001 and which it considered capable of production are set out in the following table:

	Producing(1)(6)				Shut-in(2)				Other(5)	
	Oil		Gas		Oil		Gas			
	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)
TOTAL	166	100	5	3	2	1	-	-	-	-

Notes:

(1) Information provided by APF Energy, based on information in the M & B Report.
(2) "Shut-in" wells means wells which are not producing but which APF Energy considers to be capable of production.
(3) "Gross" wells means the number of wells on the Alliance Properties in which APF Energy has an interest.
(4) "Net" wells means the number of gross wells multiplied by the net working interest share of APF Energy therein.

(5) "Other" wells include injection wells, disposal wells and service wells.
(6) All wells that are assigned Proved Non-Producing Reserves are within economic distance of gathering systems, pipelines or other means of transportation.

Undrilled Acreage

No value has been attributed to undeveloped acres of the Alliance Properties as follows: 11,163 gross (6,574 net) acres in Saskatchewan and 528 gross (528 net) acres in Manitoba.

INFORMATION CONCERNING THE SOUTHEAST SASKATCHEWAN ACQUISITION

Principal Producing Properties

The properties of APF Energy acquired through the Southeast Saskatchewan Acquisition (the "Saskatchewan Properties") which are subject to the Royalty include both unitized and non-unitized oil and natural gas production. The Saskatchewan Properties contain long life reserves. Of the present value of the estimated future net cash flow from the Saskatchewan Properties, approximately 80% is located in 6 core areas as outlined in the table below:

Properties	% Interest(1)	Company Interest Reserves (2)(3)	Estimated Company Interest Production 2001(3)(6)	Reserve Life(3)(4)	Asset Value(3)(5)	
		(mboe)	(boe/d)	(Years)	($000's)	%
Tatagwa	70	3,106	648	29	13,858	48.4
Queensdale	62	601	282	31	5,678	19.8
Skinner Lake	75	548	107	39	3,254	11.4
Star Valley	35	303	146	31	2,912	10.2
Sherwood/Workman	80	393	93	24	1,918	6.7
Innes	71	118	71	18	996	3.5
TOTAL		5,069	1,347		28,616	100.0

Notes:

(1) The percentage company interest owned by APF Energy in the Saskatchewan Properties is based on its share of Established Reserves, including working interest and overriding royalty interest.
(2) The company interest share of recoverable reserves before the deduction of royalties.
(3) Based on Established Reserves outlined in the Sproule Report using escalated cost and price assumptions, as defined under "Oil and Natural Gas Reserves – Saskatchewan Properties".
(4) Reserve life is the time remaining during which production is forecast to be economic.
(5) Discounted at 15% and based on the escalated price and cost forecast contained in the Sproule Report.
(6) The average production rate for 2001 as outlined in the Sproule Report.

Set out below is a description of the principal Saskatchewan Properties, by area. The term "net" and "net working interest share" where used in the description of the Saskatchewan Properties means the working interest share owned by APF Energy. The term "reserves" unless otherwise stated, refers to the oil, natural gas and/or NGLs remaining to be recovered as of January 1, 2001. **Annual production estimates, estimated remaining reserves, ultimate recovery estimates, future production rates and working interests in the following property descriptions are derived from the Sproule Report, unless otherwise stated. See " Oil and Natural Gas Reserves – Saskatchewan Properties."**

Tatagwa, Saskatchewan

The Tatagwa property is located approximately 15 km south of the town of Weyburn, Saskatchewan. APF Energy's assets include working interests which are predominately 80% in 8,560 gross acres of land and approximately 51 (36 net) producing wells, including 32 (22 net) horizontal wells. Light oil production is obtained from the Midale Formation. The APF Energy share of production during 2000 was 715 bbl/d.

Light oil production is obtained from the Midale Formation. Both Midale Formation members, the Marly and Vuggy, are productive at Tatagwa. The Marly is a finely crystalline dolomite with an average porosity of 26%. The average net oil pay of the Marly across the field is 5 m. The underlying Vuggy zone consists of limestone with vuggy and moldic porosity occurring within a relatively tight matrix. Porosity averages about 12%. Trapping at Tatagwa is combination structural/stratigraphic with reservoir quality pinching out to the north against the regional subcrop and closed structural highs forming discrete pools. Oil pay in both the Marly and Vuggy zones is bounded downdip to the southwest by the regional aquifer which may provide some pressure support to the reservoir.

Fifty producing wells were assigned proven producing oil reserves totaling 1.6 million bbls. Proven undeveloped and probable oil reserves totaling 2.0 million bbls were assigned to an area of the property with waterflood potential. Of those reserves, 50% were considered probable.

The property has significant potential for waterflood reserves. Some pressure response and incremental recovery has already been noted in oil wells offsetting water disposal wells which inject into the Midale zone. The property directly offsets several successful major Midale zone waterflood projects, including the Weyburn Unit. There is also potential for additional horizontal drilling in the pool.

APF Energy has an 80% working interest in a central oil battery and water disposal facility located at 07-07-06-15 W2M. Total fluid capacity is 13,900 bbl/d. Additional salt-water disposal wells are located at 01-05-06-15 W2M, 07-13-06-16 W2M and 09-12-06-16 W2M. The facility generated custom processing income of $207,000 net to the APF Energy share during 2000.

Queensdale, Saskatchewan

The Queensdale property is located approximately 80 km north of the town of Estevan, Saskatchewan. APF Energy operated property includes working interests ranging from 40-80% in 3,520 gross (2,182 net) acres of land and 31 (19 net) producing oil wells, eight (5 net) of which are horizontal. Light oil production is obtained from the Frobisher-Alida Beds.

Production is obtained from the Alida Beds and the Kisbey Sandstone. The productive intervals are proximal to the subcrop edge of the Frobisher Beds. The Kisbey Sandstone is dolomitic sandstone deposited between the Frobisher-Alida carbonate sequences. It is approximately 5 m thick in the area and has excellent reservoir characteristics. The Alida occurs as a shoaling upward limestone with porosity up to 24% and permeability ranging from 300-800 md. Net pay thickness can reach 15 m, ideal for horizontal well development.

The share of production from the property acquired by APF Energy averaged 419 bbl/d during 2000. The eight horizontal wells, seven of which are 80% working interest, contribute over half of the current production. The property has remaining horizontal well development potential.

APF Energy has a 67% working interest in a central battery located at 06-27-06-01 W2M and an 80% working interest in the water disposal facilities located at the same site. There is another 80% working interest battery facility and salt water disposal facility at 09-28-06-34 W1M, which handles oil and water volumes from the east side of the pool. APF Energy receives revenue (about $56,000 in 2000) from the disposal facilities.

Skinner Lake, Saskatchewan

The Skinner Lake property is located approximately 50 km southwest of the town of Weyburn, Saskatchewan. APF Energy holds an average 75% working interest in 3,920 gross (2,940 net) acres of land and a total of 25 (19 net) wellbores. Light oil production is obtained from the Mississippian Oungre zone.

The Oungre zone of the Ratcliffe beds consists of interbedded porous dolomites, dolomitic limestones and dense lime mudstones. The Oungre has been informally divided into two main porosity zones, the Upper and Lower Oungre, which are usually separated by a continuous dense zone up to 5 m thick. Three zones of porosity within the Lower Oungre zone have been termed the A, B and C zones. These reservoir intervals within the Lower Oungre have porosity ranging from 15-30% and permeability ranging from 2-30 md. Trapping at Skinner Lake is provided by updip pinchout of reservoir quality due to anhydrite infilling.

APF Energy's share of production averaged 115 bbl/d during 2000. There are currently 16 (12 net) active oil producers, including one horizontal well. Production is obtained from the Oungre B interval of the Lower Oungre zone.

Proven producing oil reserves totaling 436,000 bbls were assigned to 15 vertical wells and one horizontal well. Probable reserves totaling 151,000 bbls were assigned to three proposed horizontal re-entry candidates. The three horizontal re-entry candidates have been identified in Section 24-04-18 W2M. The wells are expected to commence production in 2002 at 75 bbl/d (56 net) each. Probable reserves of 74,000 bbls were also assigned to two vertical wells and three horizontal locations on the basis of shallower declines and horizontal re-entries of vertical wells respectively.

APF Energy has 80% working interests in oil batteries and water disposal facilities located at 15-09-04-17 W2M and 05-23-04-18 W2M. The total fluid capacity of the 15-09 facility is 1,200 bbl/d and the total capacity of the 5-23 facility is 1,870 bbl/d.

Star Valley, Saskatchewan

The Star Valley property is located approximately 100 km east of the town of Weyburn, Saskatchewan. APF Energy's assets include working interests ranging from 20-80% in 960 gross (336 net) acres of land and a total of 26 wellbores.

Production is obtained from the Alida Beds at a depth of about 1,175 m. The pool is located near the subcrop edge of the overlying Frobisher Beds. Oil trapping occurs in a structural nose of the Alida, yielding an oil column of about 18.5 m above the original oil/water contact of 547 m subsea. The reservoir occurs in a limestone facies with porosity and permeability averaging around 15% and 10 md, respectively.

The share of production acquired by APF Energy averaged 186 bbl/d and 98 mcf/d of solution gas during 2000. There are currently 17 (6 net) producing wells, six of which are horizontal. The majority of production is obtained from the horizontal wells. The property has further potential for horizontal well development.

APF Energy has a 35.6% working interest in a central battery, water injection facilities and a disposal well, all located on the same site at 09-10-09-06 W2M. Third party revenues from the disposal system were $1.8 thousand during 2000.

Sherwood/Workman, Saskatchewan

The Sherwood/Workman property is located in Township 1 Range 31-32 W1M, adjacent to the Canada-United States border. APF Energy has an 80% working interest in 1,760 gross acres of land and a total of 24 wells.

Production is obtained from the Sherwood zone of the Frobisher Formation at depths of about 1,250 m. The reservoir occurs in porous carbonate beach facies. Trapping is due to stratigraphic pinchout of porous limestone into tight anhydrite on the Eastern edge of the property and structural closure related to deeper basement structure.

The property averaged net production of 91 bbl/d during 2000. There are currently 13 active oil wells of which three are horizontal. Only three horizontal wells have been drilled in the pool to date. A total of eight suspended wells provide candidates for horizontal re-entries.

APF Energy has an 80% working interest in two batteries located at 15-01 and 07-02-01-32 W1M. The 15-01 battery has a total fluid capacity of 900 bbl/d and the 07-02 battery has a total fluid capacity of 1,500 bbl/d. Both facilities are tied-in to the Producers' Pipeline and both utilize a salt-water disposal well (80% working interest) located at 15-01-01-32 W1M. APF Energy receives income from the disposal facilities ($8,200 in 2000).

Innes, Saskatchewan

The Innes property is located approximately 40 km east of the town of Weyburn, Saskatchewan. APF Energy assets include an 80% working interest in the north half of Section 31-07-10 W4M and LSD 01-08-11 W2M, and varying working interests up to 40% in the east half of Section 25-07-11 W2M. A total of seven wells are currently producing from the Huntoon Member of the Frobisher Formations. The Section 25 production is operated by Anderson Exploration Ltd.

Production is obtained from the Huntoon Member of the Frobisher Beds at depths of about 1,311 m. The reservoir occurs in a porous oolitic shoal facies with trapping caused by pinchout into tight limestones. Structurally the pool is flanked by lows to the east and northeast where underlying post depositional salt solutioning has caused collapse in the section.

The APF Energy share of production during 2000 averaged 133 bbl/d from seven oil wells.

The southeast quarter of Section 25-07-11 W2M has potential for further horizontal well development. Wells drilled on APF Energy lands at 09-25 and 08-25 in 1996/97 have cumulative production of 75,000 bbls and 42,000 bbls, respectively. An offsetting horizontal well located at 03-25-07-11 W2M (bottom hole location) was drilled in 1997 and has cumulative production of 106 mstb to date with current rates of 37 bbl/d. This potential has not been included in the Sproule Report.

APF Energy has an 80% working interest in a central battery and water injection facility located at 11-31-07-10 W2M. The site has two water disposal wells. The battery has a total fluid capacity of 5,700 bbl/d.

Oil and Natural Gas Reserves – Saskatchewan Properties

Sproule Associates Limited ("Sproule"), independent petroleum consultants, prepared a report (the "Sproule Report") on the reserves attributable to the Saskatchewan Properties and the present value of the estimated future net cash flow associated with such reserves effective January 1, 2001. The Sproule Report is based on an evaluation of the reserves dated November 14, 2000 and effective January 1, 2001, prepared for the ultimate vendor ("Vendor") of such properties. No re-engineering was undertaken. Royalty interest revenue has not been included, as it was not acquired by APF Energy. A factor of 0.80 was applied to the remaining reserves and working interest cash flows, as this was the percentage of the evaluated properties acquired by APF Energy.

The following tables set forth certain information relating to the oil and natural gas reserves of the Saskatchewan Properties, and the present value of the estimated future net cash flow associated with such reserves, as derived from the Sproule Report. **All evaluations of future net cash flow in the Sproule Report are after deduction of estimated future capital expenditures, royalty burdens and operating expenses and prior to any provision for income taxes, debt service charges, management fees, general and administrative costs and abandonment costs. It should not be assumed that the present value of estimated future net cash flow shown below is representative of the fair market value of the Saskatchewan Properties. There is no assurance that the escalated cost and price assumptions contained in the Sproule Report will be attained. In the Established Reserves case, Probable Reserves and related cash flows have been reduced by 50% by APF Energy to reflect the risk of recovery.**

Oil and Natural Gas Reserves
and Present Values
Constant Cost and Price Assumptions
(columns may not add due to rounding)

	Company Interest Reserves						Present Value of Estimated Future Net Cash Flow at Discount Rate of[3]			
	Gross[1]			Net[2]						
	Oil (mbbl)	Gas (mmcf)	NGL (mbbl)	Oil (mbbl)	Gas (mmcf)	NGL (mbbl)	0%	10% ($000)	15%	20%
Proven										
Developed Producing[4]	3,571	-	-	2,892	-	-	72,210	45,708	39,004	34,223
Non-Producing[5]	1,010	-	-	785	-	-	17,372	4,743	2,776	1,667
Total Proven[6]	4,581	-	-	3,677	-	-	89,582	50,451	41,780	35,890
Risked Probable[7]	750	-	-	594	-	-	14,542	3,706	2,570	1,951
Established	5,331	-	-	4,271	-	-	104,124	54,157	44,350	37,841

Oil and Natural Gas Reserves and Present Values
Escalated Cost and Price Assumptions
(columns may not add due to rounding)

	Company Interest Reserves						Present Value of Estimated Future Net Cash Flow at Discount Rate of[3]			
	Gross[1]			Net[2]						
	Oil (mbbl)	Gas (mmcf)	NGL (mbbl)	Oil (mbbl)	Gas (mmcf)	NGL (mbbl)	0%	10% ($000)	15%	20%
Proven										
Developed Producing[4]	3,324	-	-	2,691	-	-	41,388	29,233	25,914	23,464
Non-Producing[5]........	1,010	-	-	794	-	-	8,645	2,208	1,150	541
Total Proven[6]...........	4,334	-	-	3,485	-	-	50,033	31,441	27,064	24,005
Risked Probable[7]	735	-	-	585	-	-	9,009	2,278	1,551	1,155
Established	5,069	-	-	4,070	-	-	59,042	33,719	28,615	25,160

Notes:

(1) "Company Gross Reserves" means the total of the company's working interests and/or royalty interests share of remaining recoverable reserves before deducting royalties and interests owned by others.

(2) "Company Net Reserves" means the total of the company's working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties and interests owned by others.

(3) The net cumulative cash flow forecasts are after direct lifting costs, royalties, mineral taxes and future capital investments but before general and administrative expenses, management fees, debt service charges and income taxes. Included in the cash flow and net present value estimates were Alberta natural gas cost allowance and Jumping Pound allowances on remaining undepreciated capital bases and income from custom processing fees.

(4), (5) and (6) "Proven Reserves" are defined as those quantities of crude oil, natural gas and natural gas by-products, which, upon analysis of geologic and engineering data appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and natural gas reservoirs under presently anticipated economic and operating conditions. There is relatively little risk with these reserves. The Proven Reserves were sub-divided into the following groups, depending on their status of development:

(a) Proven Developed Reserves

These are Proven Reserves, which can be expected to be recovered through existing wells with existing equipment and operating methods. This group was further divided to include:

(i) Proven Developed Producing Reserves

These are Proven Reserves, which are presently being produced from completion intervals open for production in existing wells.

(ii) Proven Developed Non-Producing Reserves

These are Proven Reserves which are currently not being produced, but do exist in completed, but not producing, intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These Proven Reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed since the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

(b) Proven Undeveloped Reserves

These are Proven Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for the completion of these wells or for the installation of processing and gathering facilities prior to the production of these reserves. Reserves on undrilled acreage are limited to those drilling units offsetting productive wells that are reasonably certain of production when drilled.

For the purposes of presentation, the Proven Developed Non-Producing Reserves plus the Proven Undeveloped Reserves are shown in the aggregate as Proven Non-Producing Reserves.

(7) "Probable Reserves" are considered to be those reserves which may be recoverable as a result of the beneficial effects which may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that which would be deemed proven at the present time, or those reserves which may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions which contain proven reserves. The risk associated with these reserves generally ranges from 25 to 75 percent.

(8) The pricing assumptions used in the Sproule Report with respect to the cumulative net cash flow (escalated) as well as the inflation rates used for operating costs are set forth below:

Year	Exchange Rate $US/Cdn	W.T.I. Crude Oil at Cushing Oklahoma $US/bbl	Light, Sweet Crude Oil (40 API) Edmonton Par Price $Cdn/bbl
2001	0.69	29.94	42.25
2002	0.70	23.45	32.39
2003	0.71	20.91	28.35
2004	0.72	21.23	28.37
2005	0.73	21.55	28.39
2006	0.73	21.87	28.82
2007	0.73	22.20	29.26
2008	0.73	22.53	29.71
2009	0.73	22.87	30.16
2010	0.73	23.21	30.62
2011	0.73	23.56	31.08
2012	0.73	------Escalate at 1.5% per year-----	

(9) Operating and capital costs were escalated from 2001 base levels at a rate of 1.5% per year.

(10) The Sproule Report has estimated total capital costs of $1,463,000 (undiscounted) in order to achieve the future net cash flow from Established Reserves in the escalated price case.

(11) The Sproule Report adjusted the base product prices to reflect property specific factors: for example crude quality differentials, natural gas BTU content, transportation tariffs and the details of product sales contracts.

(12) All of the Proven Developed Producing Reserves are currently on production.

Production History

The following table summarizes the working interest production of oil, condensate and natural gas production, with respect to the Saskatchewan Properties, for the periods indicated.

	Three Months Ended March 31, 2001	Years Ended December 31		
		2000	1999	1998
Oil and NGLs (bbls)	167,770	728,112	847,762	868,140
Average Daily Production (bbl/d)	1,864	1,994	2,322	2,378
Natural Gas (mcf)	15,867	91,742	99,173	103,658
Average Daily Production (mcf/d)	176	251	272	284
Total Petroleum Substances (boe)	170,415	743,402	864,291	885,416
Average Daily Production (boe/d)	1,893	2,036	2,368	2,425

Estimated Production

The following table summarizes the working interest production of oil, condensate and natural gas, with respect to the Saskatchewan Properties, for the periods indicated as derived from the Sproule Report.

	Years Ending December 31		
	2001	2002	2003
Oil and NGLs (bbls)	491,290	445,483	388,360
Average Daily Production (bbl/d)	1,346	1,221	1,064
Natural Gas (mcf)	-	-	-
Average Daily Production (mcf/d)	-	-	-
Total Petroleum Substances (boe)	491,290	445,483	388,360
Average Daily Production (boe/d)	1,346	1,221	1,064

Notes:

(1) The above production figures relate to the corporate interest acquired by APF Energy. Production for acquired properties is included from the date of acquisition and production from properties disposed is included only to the date of disposition.

(2) The Sproule Report estimates production for future years, based on Proved Reserves, as set forth above. Estimated future production will not necessarily represent actual amounts. Sproule relied on information provided by the vendor of the Saskatchewan Properties. Long term estimates are less reliable than estimates made for the short term.

Producing Wells

The number of wells on the Saskatchewan Properties in which APF Energy has an interest as at April 30, 2001 and which it considers capable of production are set out in the following table:

	Producing(1)(6)				Shut-in(2)				Other(5)	
	Oil		Gas		Oil		Gas			
	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)
Innes	4	3.2	-	-	6	4.7	-	-	2	1.6
Queensdale	30	21.0	-	-	2	1.6	-	-	2	1.6
Sherwood/Workman	10	8.0	-	-	1	0.8	-	-	1	0.8
Skinner Lake	15	11.5	-	-	4	3.2	-	-	2	1.6
Star Valley	17	7.3	-	-	2	0.8	-	-	1	0.4
Tatagwa	51	40.4	-	-	5	4.0	-	-	4	3.2
TOTAL	127	91.4	-	-	20	15.1	-	-	12	9.2

Notes:

(1) Information provided by APF Energy, based on information in the Sproule Report.
(2) "Shut-in" wells means wells which are not producing but which APF Energy considers to be capable of production.
(3) "Gross" wells means the number of wells on the Saskatchewan Properties in which APF Energy has an interest.
(4) "Net" wells means the number of gross wells multiplied by the net working interest share of APF Energy therein.
(5) "Other" wells include injection wells, disposal wells and service wells.
(6) All wells that are assigned Proved Non-Producing Reserves are within economic distance of gathering systems, pipelines or other means of transportation.

Undrilled Acreage

No value has been attributed to undeveloped acres in the Saskatchewan Properties acquired by APF Energy as follows: 56,582 gross (25,530 net) acres.

EFFECT OF THE ACQUISITIONS ON THE TRUST/APF ENERGY

Selected Financial and Pro-Forma Financial Information

The following table sets out certain financial information for the Trust and APF Energy, Alliance and the Saskatchewan Properties and pro-forma combined financial information for the Trust/APF Energy after giving effect to the acquisition of Alliance and the Saskatchewan Properties and certain other adjustments. **The following information should be read in conjunction with the unaudited Pro-Forma Combined Financial Statements of the Trust set forth under "Pro-Forma Statements".**

	For the year ended December 31, 2000			
	The Trust/APF Energy	Alliance(1)	Saskatchewan Properties	Pro-Forma Consolidated
($ thousands)	(audited)	(audited)	(audited)	(unaudited)
Oil and natural gas sales (net of royalties)	35,517	14,355	24,313	74,184
Operating expenses	8,021	2,156	6,973	17,150
Operating income for the year	15,460	8,999	18,028	28,145

	For the three month period ended March 31, 2001			
	The Trust/APF Energy	Alliance(2)	Saskatchewan Properties	Pro-Forma Consolidated
($ thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Oil and natural gas sales (net of royalties)	12,393	4,104	5,094	21,591
Operating expenses	2,011	721	1,718	4,450
Operating income for the period	7,315	2,288	3,490	9,925
Total assets	88,793	27,245	N/A	189,314
Long term debt	13,286	9,350	N/A	41,464
Unitholders' equity	60,897	N/A	N/A	124,513

See pro-forma statements for adjustments.

Notes:

(1) Financial information for Alliance is for the year ended November 30, 2000.
(2) Financial information for Alliance is for the three months ended February 28, 2001.

Selected Actual and Pro-Forma Operational Information

The following table sets forth certain operational information with respect to the Trust and APF Energy, Alliance and the Saskatchewan Properties and on a pro-forma combined basis as at and for the periods indicated.

	APF Energy	Alliance	Saskatchewan Properties	Pro-Forma Combined
Proved Reserves(1)(2)				
(before royalties)				
Crude oil and NGLs (mbbl)	4,863	3,300	4,334	12,497
Natural gas (mmcf)	38,502	249	-	38,751
Established Reserves(1)(2)				
(before royalties)				
Crude oil and NGLs (mbbl)	5,648	4,035	5,069	14,752
Natural gas (mmcf)	46,364	146	-	46,510
Present Worth Value of Reserves ($000)(1)(2)				
(Escalated Prices, 10% discount rate)				
Proved Reserves	87,105	38,136	31,441	156,682
Established Reserves	96,769	43,820	33,719	174,308

	APF Energy	Alliance	Saskatchewan Properties	Pro-Forma Combined
Production				
(before royalties, year ended December 31, 2000)(2)				
Crude oil and NGLs (bbl/d)	1,406	1,320	1,994	4,720
Natural gas (mcf/d)	13,449	326	251	14,026
Oil equivalent (boe/d at 6 mcf/boe)	3,648	1,374	2,036	7,058
Oil equivalent (boe/d at 10 mcf/boe)	2,751	1,353	2,019	6,123
Production				
(before royalties, three months ended March 31, 2001)				
Crude oil and NGLs (bbl/d)	1,145	1,529	1,808	4,482
Natural gas (mcf/d)	14,647	319	125	15,091
Oil equivalent (boe/d at 6 mcf/boe)	3,586	1,582	1,829	6,997
Oil equivalent (boe/d at 10 mcf/boe)	2,610	1,561	1,821	5,992
Undeveloped Land Holdings (net acres, as at April 30, 2001)	-	7,102	25,530	32,632

Notes:

(1) The proven and probable reserve volumes and values for the Southeast Saskatchewan Properties are based upon the Sproule Report.
(2) The proven and probable reserve volumes and values for Alliance are based on the M & B Report and are for the twelve months ended November 30, 2000.

DESCRIPTION OF THE TRUST UNITS

General

The Trust is authorized to issue a maximum of 500 million Trust Units pursuant to the Trust Indenture. The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of Unitholders. No Unitholder will be liable to pay any further calls or assessments in respect of the Trust Units.

The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the Trustee and the form of Trust Unit certificates. Among other things, amendments to the Trust Indenture, the early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety or disposing of the Royalty requires the approval by extraordinary resolution of the Unitholders.

The foregoing is a summary of certain provisions of the Trust Indenture. For a complete description of such indenture, reference should be made to the Trust Indenture, copies of which may be viewed at the offices of, or obtained from APF Energy.

Cash Distributions of Distributable Income

The Trust's distributable income is distributed to Unitholders on a monthly basis. Distributions for a particular production month are generally announced via news release during the third week of the following month. Unitholders of record on the Distribution Record Date (the last day of the month following a production month, or if that is not a business day, the next business day) are entitled to receive cash distributions of distributable income for the applicable production month. APF Management calculates the distributable income and it is paid by the Trustee to Unitholders 15 days following the Distribution Record Date or, if such date is not a business day, on the next business day.

The Trust is entitled not to pay out all distributable income to Unitholders, but may retain a portion, as is reasonably determined by APF Management, to fund capital expenditures, stabilize future distributions or advance funds to APF Energy to temporarily reduce its indebtedness to its bankers.

The expenses incurred in operating the Trust and the Trustee's fees attributable to the Trust Units form part of general and administrative costs which are a deduction in the calculation of Royalty Income (as defined in the Trust Indenture).

TRADING HISTORY

The outstanding Trust Units are listed and posted for trading on the TSE under the trading symbol "AY.UN". The following table sets forth the high and low closing prices and the aggregate volume of trading of the Trust Units as reported by the TSE for the periods indicated.

	Price Range		
Period	High ($)	Low ($)	Volume
1998			
Fourth Quarter	8.95	7.65	404,076
1999			
First Quarter	8.65	8.00	477,650
Second Quarter	9.35	8.40	690,303
Third Quarter	9.70	8.35	653,126
Fourth Quarter	8.25	7.25	219,638
2000			
First Quarter	8.20	7.05	331,771
Second Quarter	8.70	7.00	466,103
Third Quarter	9.45	8.10	815,800
October	9.15	8.50	390,766
November	9.85	8.50	284,292
December	10.40	9.50	230,633
2001			
January	10.70	9.65	895,891
February	10.70	10.00	734,440
March	10.44	9.75	910,093
April	12.10	9.85	1,259,886
May	13.40	11.16	987,553
June 1 – 20	12.80	11.49	947,997

On June 20, 2001, the closing price of the Trust Units on the TSE was $11.83.

COMBINED CAPITALIZATION OF THE TRUST AND APF ENERGY

The following table sets forth the capitalization of the Trust and APF Energy as at March 31, 2001 and as at May 31, 2001, both prior to and after giving effect to the issue of Trust Units pursuant hereto.

	Authorized	As at March 31, 2001 (unaudited)	As at May 31, 2001 before giving effect to the Offering	As at May 31, 2001 after giving effect to the Offering[(3)(4)]
Bank Debt[(1)]	$82,000,000	$13,285,618	$71,100,000	$47,350,000
Common Shares	Unlimited	10	10	10
Trust Units[(2)]	500,000,000	$88,518,684 (10,477,000 Trust Units)	$98,023,976 (11,428,651 Trust Units)	$121,773,976 (13,628,651 Trust Units)

Notes:

(1) As at the date hereof, APF Energy has a credit facility to a maximum of $82 million, to be reviewed periodically, with the next review to be conducted November 30, 2001. Amounts borrowed pursuant to the $77,000,000 portion which is available as an operating demand loan bear interest, to be adjusted quarterly, based on a sliding scale tied to APF Energy's debt to cash flow ratio from a minimum of the bank's prime rate (or U.S. base rate, for U.S. base rate loans) plus 0.125% to a maximum of the prime rate (or U.S. base rate) plus 1.5% and may take the form of letters of credit, with a fee from 1.125% to 2%, bankers' acceptances with a stamping fee of between 1.125% to 2.5% or LIBOR (London Interbank Offered Rate) loans with interest at the LIBOR rate plus the applicable margin from 1.125% to 2.5%. The availability of this portion of the facility reduces by $2,500,000 per month commencing July, 2001. As at May 31, 2001, $71.1 million was drawn under APF Energy's operating demand loan. An additional credit facility of $5,000,000 is available as a treasury risk line, none of which has been drawn. Security for amounts outstanding is provided by an assignment of material natural gas contracts and a first fixed and floating charge oil and natural gas debenture in the face amount of $50,000,000 over all the present and after-acquired property of APF Energy. The amount of the debenture is to be increased to $125,000,000. A General Assignment of Book Debt is also registered in all provinces of operation.

(2) The Trust has also issued 359,738 options to purchase Trust Units to directors, officers and employees of APF Energy and APF Management.

(3) This assumes the offering consists of the issuance of 2,200,000 Trust Units (less the Underwriters' fee of $1,265,000 and estimated costs of $285,000).

(4) If the Underwriters' Option is exercised in full, the Trust will have 14,478,651 Trust Units outstanding and total capitalization of $131,060,226.

(5) On a combined cumulative basis, distributions exceeded retained earnings by $27,621,369 and accumulated future income taxes totalled $4,052,982 as at March 31, 2001.

(6) As at March 31, 2001, the combined Unitholders' equity consisted of $88.5 million of net capital contributions, (plus $13,884,534 of retained earnings and $41,505,903 of cumulative royalty distributions declared). As at March 31, 2001, APF Energy had a deficit of $8,392,085 and a future tax credit of $4,052,982.

USE OF PROCEEDS

The estimated net proceeds of this issue are $23,750,000 ($33,036,250 if the Underwriters' Option is exercised in full), after deducting the Underwriters' fee of $1,265,000 ($1,753,750 if the Underwriters' Option is exercised in full) and the expenses of the issue, estimated to be $285,000. See "Plan of Distribution". The net proceeds will be applied to the amounts owing by the Trust to APF Energy under the Deferred Purchase Obligation and will be used to provide working capital to APF Energy initially to reduce the amount owing on its demand revolving credit facility. APF Energy's credit facility may thereafter be drawn upon, from time to time, to finance APF Energy's ongoing capital expenditure requirements relating to property acquisitions and development programs.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated June 13, 2001 among the Trust, APF Energy and APF Management and Scotia Capital Inc., Research Capital Corporation, CIBC World Markets Inc., National Bank Financial Inc., Dundee Securities Corporation and HSBC Securities (Canada) Inc., as underwriters (collectively, the "Underwriters"), the Trust has agreed to sell and the Underwriters have agreed to purchase on June 29, 2001, subject to the terms and conditions contained therein, the Trust Units offered hereby at a price of $11.50 per Trust Unit for total gross consideration of $25,300,000 payable in cash to the Trust against delivery of the Trust Units. The price of the Trust Units offered hereby was determined by negotiation between the Trust and the Underwriters. In consideration for their services in connection with this offering, the Underwriters will be paid a fee of $0.575 per Trust Unit issued by the Trust.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obliged to take up and pay for all Trust Units offered hereby if any are purchased under the Underwriting Agreement. If one or more of the Underwriters who have an obligation to purchase in the aggregate more than 5% of the Trust Units offered hereunder fails to purchase their allotment of Trust Units, the remaining Underwriter or Underwriters may terminate their obligations to purchase their respective allotment of Trust Units, or may, but are not obligated to, purchase on a pro rata basis as between themselves the Trust Units not purchased by the Underwriter or Underwriters which failed to purchase. The Underwriting Agreement also provides that the Trust, APF Energy and APF Energy Management will indemnify the Underwriters and their agents, directors, officers, shareholders and employees against certain liabilities and expenses.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units. The foregoing restriction is subject to certain exceptions, including: (i) a bid or purchase permitted under the by-laws and rules of the TSE relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. In connection with this offering and subject to the foregoing, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The TSE has conditionally approved listing of the Trust Units to be distributed pursuant to this prospectus. Listing is subject to the Trust fulfilling all of the listing requirements of the TSE on or before September 11, 2001.

The Trust has agreed that it will not, without the prior consent of Scotia Capital Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units or agree or announce the intention to do so, at any time prior to the date 90 days following the closing of the offering, except for the grant of rights pursuant to the Trust Unit Incentive Rights Plan of the Trust or the issuance of Trust Units pursuant to the Trust's Distribution Reinvestment Plan.

Certificates for the Trust Units will be available for delivery at the closing of this offering, which is expected to take place on or about June 29, 2001.

The Trust has granted to the Underwriters an option (the "Underwriters' Option"), exercisable until 48 hours prior to the date of closing, to purchase up to an additional 850,000 Trust Units on the same terms as this offering. If the Underwriters' Option is exercised in full, the total offering will be $35,075,000, the Underwriters' fee will be $1,753,750 and the net proceeds of the offering will be $33,321,250, before deducting expenses of this offering, estimated to be $285,000. This Prospectus also qualifies for distribution the Underwriters' Option and any Trust Units that are issued pursuant to the exercise of the Underwriters' Option.

Neither the offer nor sale of the Trust Units offered under the prospectus has been registered under the United States *Securities Act of 1933*, as amended (the "U.S. Securities Act"), or any securities or "blue sky" laws of any of the several states in the United States. Accordingly, the Trust Units (or any rights thereto or interest therein) may not be offered for purchase or sale, or sold or otherwise transferred or disposed of within the United States except pursuant to a registration statement declared effective by the United States Securities and Exchange Commission under the U.S. Securities Act, or pursuant to an available exemption from such registration.

The Underwriters have agreed that they will not offer for purchase or sale, sell or otherwise transfer or dispose of any of the Trust Units (or any right thereto or interest therein) into the United States, except to certain institutional investors in transactions exempt from the registration requirements of the U.S. Securities Act.

In addition, until 40 days after the commencement of the offering, an offer or sale of the securities offered hereby within the United States or to or for the account or benefit of U.S. persons by any dealer, whether or not participating in the offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from such requirements.

RELATIONSHIP BETWEEN APF ENERGY'S BANKER AND ONE OF THE UNDERWRITERS

National Bank Financial Inc. (the "Bank") is an indirect wholly owned subsidiary of a Canadian chartered bank which is a lender to APF Energy and to which APF Energy was indebted as of May 31, 2001 in the amount of $71.1 million. $23,750,000 ($33,036,250 in the event the Underwriters' Option is exercised) of this amount will initially be repaid out of the proceeds of this offering. After payment of the Deferred Purchase Obligation, the net proceeds will be used by the Trust to provide working capital to APF Energy. APF Energy has issued a 99% royalty on its oil and natural gas income to the Trust. Consequently, the Trust may be considered a connected issuer of the Bank for the purposes of securities regulation in certain Canadian provinces. APF Energy is currently in compliance with the terms of the credit facilities agreement with the Bank. It is proposed that the revolving credit facility will be syndicated to Canadian resident financial institutions. Security has been granted for APF Energy's indebtedness to the Bank as described under "Combined Capitalization of the Trust and APF Energy." The decision to distribute the Trust Units hereby and the determination of the terms of distribution were made through negotiations among APF Management on behalf of the Trust and the Underwriters. The Bank did not have any involvement in such decision or determination; however, the Bank has been advised of the issuance and the terms thereof. As a consequence of this issuance, National Bank Financial Inc. will receive its share of the Underwriters' fee and the Bank will receive certain proceeds of this offering from APF Energy as repayment of outstanding indebtedness as disclosed herein. See "Use of Proceeds".

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Parlee McLaws and Burnet, Duckworth & Palmer LLP, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to the purchasers of Trust Units issued hereunder. This summary is only applicable to Unitholders who, for the purposes of the *Income Tax Act* (Canada) (the "Tax Act"), hold their Trust Units as capital property and deal at arm's length with the Trust and the Underwriters. A Trust Unit will generally be capital property to a Unitholder unless it is held in the course of carrying on a business of trading or dealing in securities, or has been acquired in a transaction or transactions considered to be an adventure in the nature of trade. In certain limited circumstances, Trust Units which would not otherwise qualify as capital property to a Unitholder will be deemed to so qualify if the Unitholder makes an irrevocable election permitted by subsection 39(4) of the Tax Act in respect of all "Canadian securities" as defined in the Tax Act, held or to be held by him. This summary is not applicable to: (i) a Unitholder that is a "financial institution" as defined in the Tax Act for the purposes of the mark-to-market rules; (ii) a Unitholder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a Unitholder that is a "specified financial institution" as defined in the Tax Act. Any such Unitholder should consult its own tax advisor with respect to an investment in Trust Units.

This summary is based on the current provisions of the Tax Act, the Income Tax Regulations (the "Regulations") and counsels' understanding of the current administrative and assessing practices published by the Canada Customs and Revenue Agency (the "CCRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance or the Alberta Treasurer prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative or assessing practices of the CCRA. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial (except for the elimination of ARC entitlement described below), territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Trust Units. Except as otherwise indicated, this summary is based on the assumption that the Trust will at all times qualify as a unit trust and a mutual fund trust for the purposes of the Tax Act and that all transactions described herein occur at fair market value.

This summary does not apply to holders of Trust Units who, for purposes of the Tax Act, are not resident in Canada.

This summary is for general information only. It is not intended to be, and it should not be construed to be, legal or tax advice to any prospective purchaser of Trust Units. The tax liability of a Unitholder will depend on the Unitholder's particular circumstances. Prospective purchasers of Trust Units are urged to consult their own tax advisors as to their particular income tax circumstances.

The Trust

Status of the Trust

Management of the Trust has advised that the Trust presently qualifies as a "mutual fund trust" as defined in the Tax Act, and this summary assumes that the Trust will so qualify on the date of the closing of this offering and continuously thereafter for the duration of its existence. In order to so qualify, there must be at least 150 Unitholders, each of whom owns not less than 100 Trust Units where the fair market value of one Trust Unit is less than $25, and each of whom owns Trust Units having an aggregate fair market value of not less than $500. Also, the Trust cannot at any time reasonably be considered to have been established or to be maintained primarily for the benefit of non-resident persons and the undertaking of the Trust must be restricted to the investing of funds in property (other than real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest therein) that is capital property of the Trust, or any combination of these activities. It is intended that these requirements will be satisfied so that the Trust will continue to so qualify, but in the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below. If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

Income of the Trust

The Trust is subject to taxation in each taxation year on its income for the year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust is required to include in computing its income for a taxation year all amounts that it received in that year in respect of the Royalty, including any amounts subject to set-off, and including any amounts paid by it to APF Energy in that year in respect of reimbursed Crown Royalties.

In computing its income the Trust is entitled to annual deductions in respect of reasonable current expenses incurred in its ongoing operation, its cumulative Canadian oil and gas property expense ("cumulative COGPE") account, resource allowance and capitalized issue expenses in accordance with the provisions of the Tax Act. The Trust may deduct in respect of each taxation year an amount not exceeding 10% of its cumulative COGPE account, determined on a declining balance basis, and 20% of the total issue expenses of this Offering to the extent that those expenses were not otherwise deductible in a preceding year. An amount that becomes receivable by the Trust in a year as a result of a sale of a property by APF Energy and the release of the Royalty relating to that property, will be required to be deducted in computing the Trust's cumulative COGPE account. If the balance of the cumulative COGPE of the Trust at the end of a particular taxation year after all additions and deductions for that year have been made would otherwise be a negative amount, the negative amount will be included in the Trust's income for the year.

The Trust's annual deduction in respect of resource allowance will be an amount equal to 25% of its "adjusted resource profits" calculated in accordance with the Regulations to the Tax Act. Generally, the Trust's adjusted resource profits will equal its income from the Royalty less amounts deducted in computing its income other than deductions in respect of its cumulative

COGPE, interest expense or any amount deducted in respect of distributions to Unitholders, as described below. The Trust may not deduct Crown charges reimbursed by it to APF Energy in the year.

Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on any shares will be deemed to have been received by the Unitholders and not to have been received by the Trust. To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year and any amounts which constitute the excess, if any, of reimbursed Crown royalties paid by the Trust over the resource allowance deductible for that year to the extent that such excess amounts are designated by the Trust to be payable to the Unitholders for that year. An amount will be considered payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled to enforce payment of the amount. See "Taxation of Unitholders - Income from Trust Units". Accordingly, it is anticipated that the Trust will generally not have any taxable income for purposes of the Tax Act. The Trust may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for the year that becomes payable to Unitholders in the year in order to utilize losses from prior taxation years. The Trust may choose not to claim all deductions in computing income and taxable income to the maximum extent allowed by the Tax Act.

Elimination of ARC Entitlement

Under the Alberta Corporate Tax Act, the Trust will not be entitled to ARC on Alberta Crown royalties incurred after December 31, 2000.

Taxation of Unitholders

Income from Trust Units

Each Unitholder is required to include in computing his income for a particular taxation year the portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as, a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year should not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units, this generally will reduce the adjusted cost base of the Trust Units held by such Unitholder, except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder.

A Unitholder which is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Adjusted Cost Base of Trust Units

The cost to a Unitholder of a Trust Unit will generally include all amounts paid by the Unitholder for the Trust Unit. Trust Units issued to a Unitholder under the Trust's Distribution Reinvestment Plan, in lieu of a cash distribution in respect of income, will have a cost equal to the amount of such income. These amounts will be required to be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property in order to determine the adjusted cost base of each Trust Unit. Amounts distributed by the Trust to a Unitholder in respect of a Trust Unit will reduce a Unitholder's adjusted cost base of the Trust Unit to the extent that the amount distributed to a Unitholder is in excess of his portion of the net income of the Trust, determined under the principles discussed above. To the extent that the adjusted cost base of a Trust Unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

Disposition of Trust Units

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in a Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base to the Unitholder plus any reasonable costs associated with the disposition. Pursuant to proposed amendments to the Tax Act, one-half of any capital gain realized by a Unitholder will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Trust Unit may be deducted against taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder that is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances.

RISK FACTORS

The following are certain factors related to the business of the Trust which Unitholders should carefully consider before deciding whether to invest in the Trust Units.

Business of APF Energy

Purchase of Royalty

The price paid for the purchase of the Royalty in the properties of APF Energy is based on engineering and economic assessments made by independent petroleum engineers. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, NGLs and sulphur and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the properties, APF Energy, APF Management and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas, NGLs and sulphur from those anticipated at the time of making those assessments will affect the return on the value of the Trust Units. In addition, all of those assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than attributed to the Properties.

Dependence on Operators of the Properties and on Management

Distributable income, as it relates to the Royalty, is directly dependent on the continuing production of petroleum substances from the properties of APF Energy, which, in turn, is dependent in part on the managerial ability of the operators of the properties and other working interest owners. Parties other than APF Energy may be the operators of the properties and APF Energy will only have a vote in respect of the management of the properties to the extent of its working interest therein. To the extent that an operator does not appropriately perform its obligations, or the majority of the working interest owners' interests differ from those of APF Energy, income from the properties and therefore the Royalty could be reduced.

As a result of its conversion to open-end status, the Trust may make acquisitions that represent significant new businesses for it, unrelated to the Royalty. Unitholders are entirely dependent on the management of APF Energy and the Trust in respect of all matters relating to the properties of APF Energy, the administration of the Royalty and to other investments of the Trust.

Environmental Concerns

The operation of oil and natural gas wells involves a number of natural hazards which may result in environmental damage, blow-outs or other unexpected or dangerous conditions resulting in damage to APF Energy's property or other properties that may be acquired and possible liability to third parties. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of clean-up orders. Although APF Energy has established a reclamation fund for the purpose of funding its future environmental and reclamation obligations, there can be no assurance that the reclamation fund will be sufficient to satisfy all such obligations.

APF Energy maintains liability insurance, where available, covering risks and in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent such insurance is available. Pursuant to agreements with third party operators, those operators are responsible for maintaining insurance coverage consistent with industry standards. APF Energy or other entities in which the Trust invests may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Further, liabilities may exceed the amount of insurance held. Costs incurred to repair such damage and pay such liabilities will reduce distributable income of the Trust and may make the continued operation of APF Energy's and such other entities' business uneconomic or impossible.

Price of Petroleum Substances

APF Energy's results of operations and financial condition, and therefore the amounts paid to the Trust pursuant to the Royalty, are dependent on the prices received for its oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Trust or its management. Any decline in oil or natural gas prices could have a material adverse effect on APF Energy's operations, financial condition, economically producible reserves and the opportunities for the development of its oil and natural gas reserves. Management of APF Energy intends to enter into hedging transactions at appropriate times to manage the risk associated with oil and natural gas price fluctuations. APF Management may also manage the risk associated with changes in foreign exchange rates by causing APF Energy to, from time to time, enter into forward foreign exchange contracts. To the extent that APF Energy engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counterparties with which it contracts. Distributable income of the Trust will therefore be sensitive to prevailing oil and natural gas prices.

Engineering Evaluations

Prices to be paid for the purchase of oil and gas properties by APF Energy will be based on engineering and economic assessments by independent engineers, which will include a series of assumptions, many of which will be subject to change and will be beyond the control of APF Energy or other entities in which the Trust invests, which own properties. Such factors could affect the return on and value of the Trust Units. No assurance can be given that the properties will, when acquired, produce or continue to produce in the quantities forecast, or be of the quality forecast in the engineering reports relating to such properties.

Nature of Trust Units

Securities such as the Trust Units share certain attributes common to both equity securities and debt instruments. The Trust Units do not represent a traditional investment in the oil and natural gas industry and should not be viewed by investors as shares in APF Energy or other entities in which the Trust invests. The Trust Units are created pursuant to the Trust Indenture and represent a fractional interest in the Trust. Unitholders are not afforded the same rights and protections as are typically afforded to shareholders of a corporation under corporate legislation, including rights of dissent or the ability to seek relief from a court on the grounds of oppression or unfairness.

The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

Income Tax Considerations and Government Regulation

There can be no assurance that income tax laws and government incentive programs relating to mutual fund trusts and the oil and natural gas industry, to the extent they impact on the status of the Trust and the resource allowance, will not be changed in a manner which will adversely affect the Unitholders.

The Trust qualifies as a mutual fund trust and intends to continue to so qualify. Accordingly, Trust Units are qualified investments for trusts governed by Exempt Plans under the Tax Act.

Although the Trust intends to continue to qualify as a mutual fund trust and adhere to the foreign content limits, there are no assurances that the Trust will do so.

Borrowings of APF Energy

APF Energy currently has the right, subject to certain guidelines, to borrow funds for general corporate purposes including capital expenditures and to enable it to purchase oil and gas properties, and to pay the capital costs of properties and to secure such loans in priority to the Royalty. It is contemplated that additional credit facilities for new affiliates or subsidiaries of the Trust will be entered into from time to time. Amounts paid in respect of interest and principal on debt incurred in respect of the Properties and other assets or entities owned from time to time reduce distributable income of the Trust. APF Energy currently has a credit facility in the amount of $82 million, of which approximately $71.1 million was drawn as of May 31, 2001. See "Combined Capitalization of the Trust and APF Energy". Borrowings, if any, variations in interest rates and scheduled principal repayments may affect the return on investment for Unitholders. Properties or other assets may be sold or realized on by the bankers of APF Energy, or otherwise disposed of if revenues are not sufficient to meet these obligations. In addition, the ability of APF Energy to borrow to make purchases or fund capital costs will depend on the availability of credit on terms acceptable to it.

Delay in Cash Distributions

Although distributable income of the Trust is paid monthly, such distributable income will not necessarily reflect accrued distributable income in such month, but rather an estimate of the actual amounts received or receivable for the period and the amount of the "Trust Reserve", being the reserve maintained out of distributable income to fund the Deferred Purchase Obligation or for other investment purposes. In addition to the usual delays in payment by purchasers of oil and natural gas to the operator of the properties of APF Energy and from the operator to APF Energy, payments between any such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to gathering systems, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment of reserves for such expenses. The timing and amount of required capital expenditures will directly affect cash distributions to Unitholders.

Potential Conflicts of Interest

There may be situations in which the interests of APF Management or any new manager of assets or entities of the Trust will conflict with those of the Unitholders. Neither APF Management nor its management carry on their full time activities on behalf of APF Energy or the Trust and, when acting on behalf of others, may at times act in contradiction to or in competition with the interests of APF Energy or the Trust. In resolving such conflicts, APF Management or any other manager of assets or entities of the Trust will be obliged to act in good faith with a view to the best interests of the Unitholders.

Circumstances may arise where members of the board of directors of APF Energy serve as directors or officers of corporations which are in competition to the interests of APF Energy or the Trust. No assurances can be given that opportunities identified by such board members will be provided to APF Energy or the Trust.

Depletion of Reserves on Properties

The Trust has certain unique attributes, which differentiate it from other traditional oil and natural gas companies. Distributable Income, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and NGLs reserves. APF Energy does not reinvest cash flow in the same manner as traditional oil and natural gas companies. Accordingly, absent capital injections, APF Energy's initial production levels and reserves will decline.

APF Energy's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on APF Energy's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, APF Energy's reserves and production will decline over time as reserves are produced.

There is strong competition relating to all aspects of the oil and natural gas industry. APF Energy actively competes for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than APF Energy.

There can be no assurance that APF Management, on behalf of APF Energy, will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives. The Royalty owned by the Trust will have no value when reserves from the properties of APF Energy can no longer be economically produced and, as a result, absent cash flow from other assets or entities owned by the Trust, Unitholders will have to obtain income and the return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, APF Energy's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that APF Energy is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income of the Trust will be reduced.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally and any liability will be limited to and satisfied only out of the assets of the Trust. The principal investment of the Trust is made pursuant to the royalty agreement which governs payment of the Royalty to the Trust, which contains such provisions. Notwithstanding these provisions, Unitholders may not be protected from liabilities of the Trust to the same extent that a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of APF Energy and the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 1200, 425 - 1st Street S.W., Calgary, Alberta T2P 3V7.

The Registrar and Transfer Agent for the Trust Units is The Trust Company of Bank of Montreal at its principal offices in Montreal, Québec; Toronto, Ontario; and Calgary, Alberta.

PROMOTER

APF Management may be considered the promoter of the Trust in that it took the initiative to create the Trust and APF Energy. APF Management and its directors, officers and insiders, in aggregate own 204,117 Trust Units (1.79% of the Trust Units issued and outstanding at the date hereof).

Under the terms of management agreements, APF Management manages the Trust and APF Energy and receives a management fee and structuring fee. APF Management is also entitled to reimbursement of general and administrative expenditures.

LEGAL PROCEEDINGS

There are no material legal proceedings to which APF Energy or the Trust are subject or which are known by APF Management or APF Energy to be contemplated.

LEGAL MATTERS

Certain legal matters in connection with this Offering will be passed upon, on behalf of the Trust, APF Energy and APF Management by Parlee McLaws and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of each of Parlee McLaws and Burnet Duckworth & Palmer LLP, beneficially own, directly or indirectly, no Trust Units.

As of the date hereof, the partners of PricewaterhouseCoopers LLP, do not beneficially own, directly or indirectly, any Trust Units.

As of the date hereof, the directors, officers and associates of Gilbert Lausten Jung Associates Ltd., as a group do not beneficially own, directly or indirectly, any Trust Units.

As of the date hereof, the directors, officers and associates of Sproule Associates Limited, as a group do not beneficially own, directly or indirectly, any Trust Units.

As of the date hereof, the directors, officers and associates of Martin & Brusset Associates, do not beneficially own, directly or indirectly, any Trust Units.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

FINANCIAL STATEMENTS

Audited Operating Statements for Saskatchewan Properties

Auditors' Report

To the Directors of
Alliance Energy Inc.

We have audited the schedule of revenues and operating expenses for each of the years in the three year period ended December 31, 2000 of the oil and gas properties (the "Properties") which are to be purchased by Alliance Energy Inc. under agreements dated December 14, 2000 and February 2, 2001 which is scheduled to close on or before April 30, 2001. This financial information is the responsibility of the vendor of the Properties. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenues and operating expenses presents fairly, in all material respects, the revenues and operating expenses for the Properties for each of the years in the three year period ended December 31, 2000 in accordance with the basis of accounting disclosed in note 1.

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

April 24, 2001
Calgary, Alberta

Audited Operating Statements
For Saskatchewan Properties

Properties to be Acquired by Alliance Energy Inc.
Schedule of Revenues and Operating Expenses
For the years ended December 31, 2000, 1999 and 1998

(in thousands of dollars)

	2000	1999	1998
Properties acquired by Alliance Energy Inc.			
Oil and gas sales	30,320	19,921	14,160
Royalties	(5,319)	(3,231)	(2,835)
	25,001	16,690	11,325
Operating expenses	(6,973)	(6,171)	(7,526)
Excess of revenues over operating expenses	18,028	10,519	3,799

Audited Operating Statements
For Saskatchewan Properties

Properties to be Acquired by Alliance Energy Inc.
Notes to Schedule of Revenues and Operating Expenses
December 31, 2000, 1999 and 1998

1 Basis of presentation

The Schedule of Revenues and Operating Expenses included only the revenues and operating expenses relating to the oil and gas properties (the "Properties") that are to be acquired by Alliance Energy Inc. under agreements dated December 14, 2000 and February 2, 2001, which is scheduled to close on or before April 30, 2001.

The Schedule includes only the revenues and operating expenses relating to the vendor of the Properties and does not include any costs not directly associated with the production of oil and natural gas. Specifically, general and administrative costs, income and capital taxes, royalty tax credits and depletion and amortization have been excluded.

2 Significant accounting principles

Revenue recognition

Oil and natural gas sales are recognized as the oil and natural gas are produced. Revenues are recorded at the sales amount net of royalties and related transportation costs.

Also included in revenue is processing fees earned in relation to the Properties.

Operating costs

Operating costs include amounts incurred when lifting petroleum and natural gas to the surface, the gathering, field processing, treating and field storage of petroleum and natural gas.

Joint venture operations

Substantially all of the revenues and expenses from the Properties are from joint venture operations with other entities and accordingly, this financial information reflects only the proportionate interest of the vendor in the revenues and expenses from the Properties.

Operating Statements (Unaudited)
For Saskatchewan Properties

Properties to be Acquired by Alliance Energy Inc.
Schedule of Revenues and Operating Expenses
(Unaudited)
For the three months ended March 31, 2001 and 2000

(in thousands of dollars)

	(unaudited)	
	2001	**2000**
	$	**$**
Properties acquired by Alliance Energy Inc.		
Oil and gas sales	6,331	7,771
Royalties	(1,123)	(1,252)
	5,208	6,519
Operating expenses	(1,718)	(1,676)
Excess of revenues over operating expenses	3,490	4,843

PRO-FORMA FINANCIAL STATEMENTS

Compilation Report

To the Trustee of
APF Energy Trust
and to the Directors of APF Energy Inc.

We have reviewed as to the compilation only, the accompanying pro-forma combined balance sheet of APF Energy Trust as at March 31, 2001 and the pro-forma combined statements of operations and retained earnings (deficit) and royalty distribution for the year ended December 31, 2000 and the three months ended March 31, 2001 which have been prepared for inclusion in the prospectus relating to the distribution and issue of 2,200,000 Trust Units ($25,300,000) at $11.50 per Trust Unit. In our opinion, the pro-forma combined balance sheet and statements of operations and retained earnings (deficit) and royalty distribution have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1 and 2 to the December 31, 2000 and March 31, 2001 pro-forma combined financial statements.

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Calgary, Alberta
June 21, 2001

Pro-Forma Combined Statement of Operations and Retained Earnings (Deficit)
(Unaudited)
December 31, 2000

	APF Energy Trust December 31, 2000	Alliance Energy Inc. November 30, 2000	Saskatchewan Acquisition December 31, 2000	Combined	Adjustments (Note 2(a))	Total
Revenue						
Oil and natural gas	44,046,732	17,504,376	29,631,604	91,182,712		91,182,712
Royalties expense, net of ARTC	(8,529,767)	(3,149,499)	(5,319,000)	(16,998,266)		(16,998,266)
Other operating revenue	927,722	33,096	688,396	1,649,214		1,649,214
	36,444,687	14,387,973	25,001,000	75,833,660	-	75,833,660
Expenses						
Operating	8,021,144	2,155,531	6,973,000	17,149,675		17,149,675
General and administrative	1,844,203	690,480	-	2,534,683	557,552 (viii)	3,092,235
Management fee	993,245	-	-	993,245	1,060,326 (iii)	2,053,571
Interest on long-term debt	1,882,285	271,359	-	2,153,644	1,846,952 (ii)	4,000,596
Capital and other taxes	164,230	-	-	164,230		164,230
Depletion and amortization	7,174,725	2,271,911	-	9,446,636	10,527,608 (i)(vi) (192,739) (v)	19,781,505
Site restoration	904,458	-	-	904,458	192,739 (v) 349,399 (vii)	1,446,596
	20,984,290	5,389,281	6,973,000	33,346,571	14,341,837	47,688,408
Operating Income	15,460,397	8,998,692	18,028,000	42,487,089	(14,341,837)	28,145,252
Unusual Item	210,212			210,212		210,212
Income before taxes	15,670,609	8,998,692	18,028,000	42,697,301	(14,341,837)	28,355,464
Provision for income taxes (recovery)						
Current	-	230,000		230,000	(230,000) (iv)	-
Future	1,406,000	2,300,000		3,706,000	(2,300,000) (iv)	1,406,000
Net income (loss) for the period	14,264,609	6,468,692	18,028,000	38,761,301	(11,811,837)	26,949,464
Retained earnings (deficit) – Beginning of period	(5,797,293)	(2,987,009)		(8,784,302)	2,987,009	(5,797,293)
Dividend of 1% residential interest	(189,892)	-		(189,892)		(189,892)
Repurchase of shares		(260,692)		(260,692)	260,692	-
Adjustment for change in accounting policy	(2,196,981)	-		(2,196,981)	-	(2,196,981)
Retained earnings (deficit) – End of period	6,080,443	3,220,991	18,028,000	27,329,434	(8,564,136)	18,765,298
Net income per unit	2.07					2.03

APF Energy Trust
Pro-Forma Combined Statement of Royalty Distribution
(Unaudited)
December 31, 2000

	APF Energy Trust December 31, 2000	Alliance Energy Inc. November 30, 2000	Saskatchewan Acquisition December 31, 2000	Combined	Adjustments (Note 2(a))	Total
Oil and natural gas sales	44,046,732	17,504,376	29,631,604	91,182,712		91,182,712
Other operating revenue	927,722	33,096	688,396	1,649,214		1,649,214
Gross overriding royalties and lessor's royalties	(4,124,993)	(1,448,467)	(722,995)	(6,296,455)		(6,296,455)
	40,849,461	16,089,005	29,597,005	86,535,471	-	86,535,471
Less						
Operating costs	8,021,144	2,155,531	6,973,000	17,149,675		17,149,675
Debt services charges	10,798,865	271,359	-	11,070,224	1,846,952(ii)	12,917,176
Management fees	993,245	-	-	993,245	1,060,326(iii)	2,053,571
General and administrative expense	1,844,203	690,480	-	2,534,683	557,552(viii)	3,092,235
Capital expenditures	5,628,238			5,628,238		5,628,238
Drawdown on credit facilities	(5,628,238)			(5,628,238)		(5,628,238)
Abandonment fund contribution	43,544			43,544		43,544
Capital and other taxes	164,230			164,230		164,230
	21,865,231	3,117,370	6,973,000	31,955,601	3,464,830	35,420,431
Income subject to the Royalty	18,984,230	12,971,635	22,624,005	54,579,870	(3,464,830)	51,115,040
99% of income subject to the Royalty	18,794,388	12,841,919	22,397,765	54,034,072	(3,430,182)	50,603,890
Crown charges – net	(4,360,727)	(1,684,022)	(4,596,005)	(10,640,754)		(10,640,754)
Distributable income	14,433,661	11,157,897	17,801,760	43,393,318	(3,430,182)	39,963,136
Working capital (reserve) drawdown	(534,998)	(11,157,897)	(17,801,760)	(29,494,655)	16,001,609(ix)	(13,493,046)
Distributable income (after working capital reserve)	13,898,663	-	-	13,898,663	12,571,427	26,470,090
Income distributable to date	12,328,004			12,328,004		12,328,004
Royalty distribution payable	1,570,659			1,570,659	12,571,427	14,142,086
Distributable income (after working capital reserve, before special distribution) per Unit	1.645					1.645
Special distribution per Unit	0.350					0.350

1. Basis of presentation

The pro-forma combined financial statements of APF Energy Trust (the "Trust") have been prepared by management to give effect to the purchase of Alliance Energy Inc. ("Alliance"), including the Saskatchewan Properties. Alliance is involved in oil and gas exploration, development and production in Canada. The pro-forma combined financial statements have been prepared from information derived from the December 31, 2000 audited combined historical financial statements of the Trust, the November 30, 2000 audited financial statements of Alliance, the December 31, 2000 Saskatchewan Properties audited schedule of revenues and operating expenses, and the assumptions set out in note 2 below.

The Saskatchewan Properties were acquired by Alliance on April 30, 2001 following the Trust's acquisition of Alliance on April 11, 2001. The pro-forma combined statements of operations and retained earnings (deficit) and royalty distribution give effect to those transactions as if they occurred January 1, 2000.

The pro-forma combined financial statements may not be indicative of the financial position or the results of operations or royalty distribution of the Trust which will be obtained upon completion of the arrangements. In preparing the pro-forma financial statements no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the combined assets.

Accounting policies used in the preparation of the pro-forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2000. In the opinion of management, the pro-forma financial statements include all adjustments necessary for fair presentation.

The pro-forma statements should be read in conjunction with the Trust's combined financial statements as at and for the year ended December 31, 2000 and the audited financial statements of Alliance Energy Inc. as at and for the year ended November 30, 2000.

APF Energy Trust is an open-ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. ("APF") will effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay the debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF, management fees paid to APF Energy Management Inc. (the "Manager") in respect of the management of APF and the Royalty and debt service charges. The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. Pro-forma adjustments and assumptions

(a) The pro-forma combined statements of operations and retained earnings (deficit) and royalty distribution have been prepared as if the proposed transactions took place on January 1, 2000.

(i) the purchase price allocated to the Alliance capital assets is amortized on a unit-of-production basis;

(ii) the interest for the increase in long-term debt has been recorded at 7.5% per annum;

(iii) the 3.5% management fee was charged on net operating cash flow;

(iv) current and future taxes were adjusted to account for income taxes as if the income from the acquired properties subject to the royalty calculation was in effect January 1, 2000. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. Tax and accounting deductions for capital assets in APF Energy have been assumed to be the same;

(v) site restoration charges were adjusted to conform the presentation;

(vi) the depletion adjustment for Saskatchewan Properties is calculated on a unit of production basis;

(vii) site restoration for Saskatchewan Properties is calculated on a unit of production basis using the same rate as for the Trust;

(viii) general and administrative expense for Saskatchewan Properties is calculated at $0.75 per barrel produced;

(ix) the Pro-Forma Combined Statement of Royalty Distribution assumes that the working capital reserve will be adjusted to preserve the distributions to royalty unitholders on a per unit basis.

3. Royalty

The Trust follows the full cost method of accounting for royalty interests whereby all costs of acquiring and developing interests are capitalized.

The Royalty is depleted on the unit-of-production method based on proved reserves.

The cost of Royalty less accumulated depletion is limited to an amount equal to the estimated future net revenue from proved reserves (based on constant prices and costs at the balance sheet date) less estimated future general and administrative, financing and site restoration costs.

4. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 7,139,357 units were outstanding at December 31, 2000 with additional Trust Units of 2,870,000 issued under the February 16, 2001 prospectus, 879,704 Trust Units issued as part of the purchase of Alliance Energy Inc., 430,500 under the agents' over-allotment option and 2,200,000 under the current prospectus.

The authorized share capital of APF consists of an unlimited number of common shares of which 10 were issued at $1.00 per share as at December 31, 2000.

5. Income taxes

The Trust is a taxable trust under the Income Tax Act (Canada). The Trust allocates all of its income to its unitholders. Accordingly, no provision has been made for income taxes in the Trust financial statements as income taxes are the responsibility of the individual Unitholders. Income tax provision is booked for the company holding the working interest for the royalty.

6. Other significant accounting policies

See note 2 on the audited combined financial statements of APF Energy Trust/APF Energy Inc. for the period ended December 31, 2000, which are incorporated in this prospectus by reference.

7. Underwriting Agreement

On June 13, 2001 the Trust entered into an underwriting agreement with respect to a new issue of Trust Units for Cdn. $25,300,000 before expenses, to make payments to APF for oil and gas properties acquired and provide working capital.

APF Energy Trust
Pro-Forma Combined Balance Sheet
(Unaudited)
March 31, 2001

Assets	APF Energy Trust March 31, 2001	Alliance Energy Inc. February 28, 2001	Saskatchewan Acquisition Adjustment March 31, 2001 (Note 2(a))	Combined	Adjustments (Note 2(a))	Total
Current assets						
Cash & term deposits	22,922,201	362,779		23,284,980		23,284,980
Accounts receivable	6,019,246	3,622,712		9,641,958		9,641,958
Other current assets	2,034,243	4,678,362		6,712,605		6,712,605
	30,975,690	8,663,853	-	39,639,543	-	39,639,543
Capital assets	57,817,068	18,581,382	41,563,312 (vi)	117,961,762	31,712,695 (i)(ii)	149,674,457
	88,792,758	27,245,235	41,563,312	157,601,305	31,712,695	189,314,000
Liabilities						
Current liabilities						
Accounts payable and accrued liabilities	5,436,502	3,387,305		8,823,807		8,823,807
Due to (from) APF Management Inc.	557,351			557,351	1,286,527 (ii)(iv)	1,843,878
Royalty distribution payable	2,357,389			2,357,389		2,357,389
Income tax payable	-	1,434,687		1,434,687		1,434,687
	8,351,242	4,821,992	-	13,173,234	1,286,527	14,459,761
Future income taxes (recovery)	4,052,982	2,055,261		6,108,243		6,108,243
Long-term debt	13,285,618	9,350,000	41,563,312 (vi)	64,198,930	1,350,000 (i) (31,024,700) (viii) 35,364,100 (iv) (4,674,000) (vii) (23,750,000) (ix)	41,464,330
Site restoration liability	2,205,591	563,025		2,768,616		2,768,616
	27,895,433	16,790,278	41,563,312	86,249,023	(21,448,073)	64,800,950
Shareholders' Equity						
Share capital	10	6,150,871		6,150,881	(6,150,871) (i)	10
Royalty Unitholders Investments account	88,518,684	-		88,518,684	8,841,025 (iii) 31,024,700 (viii) 23,750,000 (ix)	152,134,409
Retained earnings (deficit)	13,884,534	4,304,086		18,188,620	(4,304,086) (i)	13,884,534
Cumulative royalty distributions declared	(41,505,903)			(41,505,903)		(41,505,903)
	60,897,325	10,454,957	-	71,352,282	53,160,768	124,513,050
	88,792,758	27,245,235	41,563,312	157,601,305	31,712,695	189,314,000

Approved by the Board

(signed) "Martin Hislop"
Director

(signed) "Steven Cloutier"
Director

Pro-Forma Combined Statement of Operations and Retained Earnings (Deficit)
(Unaudited)
March 31, 2001

	APF Energy Trust March 31, 2001	Alliance Energy Inc. February 28, 2001	Saskatchewan Acquisition March 31, 2001	Combined	Adjustments (Note 2(b))	Total
Revenue						
Oil and natural gas	15,856,171	5,260,905	6,216,960	27,334,036		27,334,036
Royalties expense, net of ARTC	(3,463,424)	(1,156,759)	(1,123,000)	(5,743,183)		(5,743,183)
Other operating revenue	180,312	-	114,040	294,352		294,352
	12,573,059	4,104,146	5,208,000	21,885,205	-	21,885,205
Expenses						
Operating	2,011,180	720,591	1,718,000	4,449,771		4,449,771
General and administrative	502,861	229,580		732,441	123,125 (viii)	855,566
Management fee	371,486	-	-	371,486	239,976 (iii)	611,462
Interest on long-term debt	395,054	100,550	-	495,604	404,363 (ii)	899,967
Capital and other taxes	41,576	-	-	41,576		41,576
Depletion and amortization	1,785,068	765,642	-	2,550,710	2,323,230 (i)(vi) (57,954)(v)	4,815,986
Site restoration	150,399	-	-	150,399	57,954 (v) 77,158 (vii)	285,511
	5,257,624	1,816,363	1,718,000	8,791,987	3,167,852	11,959,839
Operating income	7,315,435	2,287,783	3,490,000	13,093,218	(3,167,852)	9,925,366
Provision for income taxes (recovery)						
Current		1,204,687		1,204,687	(1,204,687) (iv)	-
Future	(600,000)			(600,000)		(600,000)
Net income (loss) for the period	7,915,435	1,083,096	3,490,000	12,488,531	(1,963,165)	10,525,366
Retained earnings (deficit) – Beginning of period	6,080,443	3,220,990		9,301,433		9,301,433
Dividend of 1% residential interest	(111,344)			(111,344)		(111,344)
Retained earnings (deficit) – End of period	13,884,534	4,304,086	3,490,000	21,678,620	(1,963,165)	19,715,455
Net income per unit	0.96					0.78

APF Energy Trust
Pro-Forma Combined Statement of Royalty Distribution
(Unaudited)
March 31, 2001

	APF Energy Trust March 31, 2001	Alliance Energy Inc. February 28, 2001	Saskatchewan Acquisition March 31, 2001	Combined	Adjustments (Note 2(b))	Total
Oil and natural gas sales	15,856,171	5,260,905	6,216,960	27,334,036		27,334,036
Other operating revenue	180,312	-	114,040	294,352		294,352
Gross overriding royalties and lessor's royalties	(1,492,073)	(534,887)	(169,547)	(2,196,507)		(2,196,507)
	14,544,410	4,726,018	6,161,453	25,431,881	-	25,431,881
Less						
Operating costs	2,011,180	720,591	1,718,000	4,449,771		4,449,771
Debt services charges	395,054	100,550	-	495,604	404,363 (ii)	899,967
Management fees	371,486	-	-	371,486	239,976 (iii)	611,462
General and administrative expense	502,861	229,580	-	732,441	123,125 (viii)	855,566
Capital expenditures	1,400,849			1,400,849		1,400,849
Drawdown on credit facilities	(1,400,849)			(1,400,849)		(1,400,849)
Abandonment fund contribution	87,850			87,850		87,850
Capital and other taxes	41,576			41,576		41,576
	3,410,007	1,050,721	1,718,000	6,178,728	767,464	6,946,192
Income subject to the Royalty	11,134,403	3,675,297	4,443,453	19,253,153	(767,464)	18,485,689
99% of income subject to the Royalty	11,023,058	3,638,544	4,399,018	19,060,620	(759,790)	18,300,830
Crown charges – net	(1,951,638)	(621,872)	(953,453)	(3,526,963)		(3,526,963)
Distributable income	9,071,420	3,016,672	3,445,565	15,533,657	(759,790)	14,773,867
Working capital (reserve) drawdown	(3,138,362)	(3,016,672)	(3,445,565)	(9,600,599)	4,694,872 (ix)	(4,905,727)
Distributable income (after working capital reserve)	5,933,058	-	-	5,933,058	3,935,082	9,868,140
Income distributable to date	3,575,669	-	-	3,575,669		3,575,669
Royalty distribution payable	2,357,389	-	-	2,357,389	3,935,082	6,292,471
Distributable income (after working capital reserve, before special distribution) per Unit	0.450					0.450
Special distribution per Unit	0.280					0.280

1. **Basis of presentation**

The pro-forma combined financial statements of APF Energy Trust (the "Trust") have been prepared by management to give effect to the purchase of Alliance Energy Inc. ("Alliance"), including the Saskatchewan Properties. Alliance is involved in oil and gas exploration, development and production in Canada. The pro-forma combined financial statements have been prepared from information derived from the March 31, 2001 unaudited combined historical financial statements of the Trust, the February 28, 2001 unaudited financial statements of Alliance and the March 31, 2001 unaudited operating statements for the Saskatchewan Properties, and the assumptions set out in note 2 below.

The Saskatchewan Properties were acquired by Alliance on April 30, 2001 following the Trust's acquisition of Alliance on April 11, 2001. The pro-forma combined statements of operations and retained earnings (deficit) and royalty distribution give effect to those transactions as if they occurred January 1, 2000.

The pro-forma combined financial statements may not be indicative of the financial position or the results of operations or royalty distribution of the Trust which will be obtained upon completion of the arrangements. In preparing the pro-forma financial statements no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the combined assets.

Accounting policies used in the preparation of the pro-forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2000. In the opinion of management, the pro-forma financial statements include all adjustments for fair presentation.

The pro-forma statements should be read in conjunction with the Trust's combined financial statements as at and for the year ended December 31, 2000, the audited financial statements of Alliance as at and for the year ended November 30, 2000 and the interim statements at March 31, 2001 and February 28, 2001, respectively.

APF Energy Trust is an open-ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. ("APF") will effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay the debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF, management fees paid to APF Energy Management Inc. (the "Manager") in respect of the management of APF and the Royalty and debt service charges. The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. **Pro-forma adjustments and assumptions**

(a) The pro-forma combined balance sheet as at March 31, 2001 has been prepared as if the following proposed transactions had been completed as of the balance sheet date:

(i) the purchase of 100% of the shares of Alliance Energy Inc. for $44,205,125 before adjustments and other costs, paid as 80% cash and 20% Trust Units;

The purchase equation for Alliance Energy Inc. using the stated assumptions is:

Working capital	$3,841,861
Capital assets	49,670,627
Long-term debt	(4,676,000)
Future income taxes	(2,055,261)
Provision for site restoration costs	(563,025)
Net	$46,218,202
Consideration	
879,704 Units at $10.05	$8,841,025
Bank financing	35,364,100
Acquisition cost - due to related party	663,077
Acquisition costs	1,350,000
	$46,218,202

(ii) a structuring fee of 1.5% was paid to the Manager for both acquisitions;

(iii) the issue of 879,704 Trust Units ("Trust Units") at $10.05 per unit totaling $8,841,025 as partial consideration for the purchase of Alliance Energy Inc.;

(iv) the borrowing of $35,364,100 to pay the balance of the Alliance purchase consideration;

(v) current and future taxes set up on 20% of assets which are assumed to be tangible that have no tax basis and which will not be part of the consideration paid for the royalty on these properties. Only the 20% of assets relating to tangibles are subject to future taxes because of the Trust tax structure;

(vi) the Saskatchewan Properties were valued at the net purchase price of $41,563,312. The entire purchase is assumed to be financed by bank debt;

(vii) adjustment required because $9,350,000 debt of Alliance includes $4,674,000 borrowed by Alliance and used as a deposit on the Saskatchewan Properties. The purchase price of the properties includes this amount;

(viii) the Trust Units issued under the prospectus were issued March 1, 2001 and the agents' over-allotment option was exercised on March 30, 2001 for net proceeds of $31,024,700 which were used to reduce bank debt;

(ix) the Trust Units issued under the prospectus were issued for net proceeds of $25,300,000 less estimated expenses of $1,550,000, or $23,750,000, which were used to reduce bank debt.

(b) The pro-forma combined statements of operations and retained earnings (deficit) and royalty distribution have been prepared as if the proposed transactions took place on January 1, 2000:

(i) the purchase price allocated to Alliance capital assets is amortized on a unit-of-production basis;

(ii) the interest for the increase in long-term debt has been recorded at 7.5% per annum;

(iii) the 3.5% management fee was charged on net operating cash flow;

(iv) current and future taxes were adjusted to account for income taxes as if the income from the acquired properties subject to the royalty calculation was in effect January 1, 2000. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. Tax and accounting deductions for capital assets in APF Energy have been assumed to be the same;

(v) site restoration charges were adjusted to conform the presentation;

(vi) the depletion adjustment for Saskatchewan Properties is calculated on a unit of production basis;

(vii) site restoration for Saskatchewan Properties is calculated on a unit of production basis using the same rate as for the Trust;

(viii) general and administrative expense for Saskatchewan Properties is calculated at $0.75 per barrel produced;

(ix) the Pro-Forma Combined Statement of Royalty Distribution assumes that the working capital reserve will be adjusted to preserve the distributions to royalty unitholders on a per unit basis.

3. **Royalty**

The Trust follows the full cost method of accounting for royalty interests whereby all costs of acquiring and developing interests are capitalized.

The Royalty is depleted on the unit-of-production method based on proved reserves.

The cost of Royalty less accumulated depletion is limited to an amount equal to the estimated future net revenue from proved reserves (based on constant prices and costs at the balance sheet date) less estimated future general and administrative, financing and site restoration costs.

4. **Unitholders' equity**

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 7,139,357 units were outstanding at December 31, 2000 with additional Trust Units of 2,870,000 issued under the February 16, 2001 prospectus, 879,704 Trust Units issued as part of the purchase of Alliance, 430,500 under the agents' over-allotment option and 2,200,000 under the current prospectus. As of March 31, 2001, there were 10,477,000 Trust Units outstanding.

The authorized share capital of APF consists of an unlimited number of common shares of which 10 were issued at $1.00 per share as at December 31, 2000.

5. **Income taxes**

The Trust is a taxable trust under the *Income Tax Act* (Canada). The Trust allocates all of its income to its unitholders. Accordingly, no provision has been made for income taxes in the Trust financial statements as income taxes are the responsibility of the individual Unitholders. Income tax provision is booked for the company holding the working interest for the royalty.

6. **Other significant accounting policies**

See note 2 on the audited combined financial statements of APF Energy Trust/APF Energy Inc. for the period ended December 31, 2000, which are incorporated in this prospectus by reference.

7. **Underwriting Agreement**

On June 13, 2001 the Trust entered into an underwriting agreement with respect to a new issue of Trust Units for Cdn. $25,300,000 before expenses, to make payment to APF for oil and gas properties acquired and provide working capital.

CERTIFICATES OF THE TRUST AND THE PROMOTER

Dated: June 21, 2001

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

APF ENERGY TRUST

By: APF ENERGY INC.

(signed) "Martin Hislop"
Chief Executive Officer

(signed) "Steven Cloutier"
Chief Financial Officer

On Behalf of the Board of Directors

(signed) "William Dickson"

(signed) "Donald Engle"

APF ENERGY MANAGEMENT INC.
Manager of APF ENERGY TRUST

(signed) "Martin Hislop"
Chief Executive Officer

(signed) "Steven Cloutier"
Chief Financial Officer

On Behalf of the Board of Directors

(signed) "Martin Hislop"

(signed) "Steven Cloutier"

PROMOTER

APF ENERGY MANAGEMENT INC.

(signed) "Martin Hislop"
Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: June 21, 2001

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

By: (signed) "Eric McFadden"

RESEARCH CAPITAL CORPORATION

By: (signed) "Jacob Roorda"

CIBC WORLD MARKETS INC.

By: (signed) "Arthur N. Korpach"

NATIONAL BANK FINANCIAL INC.

By: (signed) "Julian J. Din"

DUNDEE SECURITIES CORPORATION

By: (signed) "Jennifer K. Stevenson"

HSBC SECURITIES (CANADA) INC.

By: (signed) "R. Stephen Peacock"

APF ENERGY TRUST

Information Circular - Proxy Statement

for the Annual General and Special Meeting of Unitholders
to be held on Monday, June 3, 2002

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by APF Energy Management Inc. (the "Manager"), the manager of APF Energy Trust (the "Trust") for use at the Annual General and Special Meeting (the "Meeting") of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust to be held on the 3rd day of June, 2002, at 3:00 p.m. (Calgary time) at the Petroleum Club, 319-5th Avenue SW, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual General and Special Meeting. Instruments of Proxy must be received by Computershare Trust Company of Canada at 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. The Trust Company of Bank of Montreal, the trustee of the Trust (the "Trustee") has fixed the record date for the Meeting at the close of business on April 29, 2002 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. A Unitholder who became a Unitholder after the Record Date shall not be entitled to vote at the Meeting, unless a Unitholder of record transfers his Trust Units, and the transferee produces properly endorsed certificates evidencing such Trust Units or otherwise establishes that he owns such Trust Units and requests no later than 10 days before the Meeting that the transferee be included in the list of Unitholders entitled to vote.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are Directors and Officers of APF Energy Inc. ("APF Energy") and the Manager. Each Unitholder has the right to appoint a proxyholder other than the persons designated in the form of proxy, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Manager at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the Manager of the Trust. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual General and Special Meeting and this Information Circular - Proxy Statement will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by Directors, Officers and employees of the Manager, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual General and Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust is authorized to issue 500,000,000 Trust Units. As of the date hereof, 18,846,947 Trust Units are issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit, in respect of which he is the registered holder. All votes on special resolutions shall be by a poll and no demand for a poll shall be necessary.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of the Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

To the best of the knowledge of the Trustee, the Directors and senior Officers of the Manager and of APF Energy, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by the Manager, all Directors and Officers of the Manager and of APF Energy and their associates as a group is 357,842 (1.9%) of the outstanding Trust Units. In addition, the Directors, Officers and employees of APF Energy and the Manager hold options and rights entitling them as a group to acquire an additional 662,306 Trust Units of the Trust.

VOTING OF TRUST UNITS - ADVICE TO BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to in this Information Circular as "Beneficial Holders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will more likely be registered under the name of the broker or an agent of a broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co., (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting Trust Units for their clients. The Trustee of the Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held. Therefore, Beneficial Holders cannot be recognized at the Meeting for purposes of voting the Trust Units in person or by way of proxy, except as set out below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that the Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically provides a special proxy form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Holder receiving a special proxy from IICC cannot use that proxy to vote Trust Units directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the Trust Units voted.

IF YOU ARE A BENEFICIAL UNITHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half an hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of the Meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days nor more than 60 days and notice is to be given at least 10 days prior to the date of the adjourned meeting.

MATTERS TO BE ACTED UPON AT MEETING

1. Appointment of Successor Trustee

The stock transfer business of The Trust Company of Bank of Montreal was recently acquired by Computershare Trust Company of Canada. As a result, the Manager and APF Energy have determined to recommend to Unitholders the appointment of Computershare Trust Company of Canada, as a successor to The Trust Company of Bank of Montreal, as trustee of the Trust.

Unitholders will be asked to consider, and if thought fit, to pass a resolution (the "Trustee Replacement Resolution") approving the appointment of Computershare Trust Company of Canada as the successor to The Trust Company of Bank of Montreal as the trustee of the Trust until the termination of the Trust or until the Trustee resigns or is removed or replaced, in accordance with the provisions of the trust indenture by which the Trust was established.

The board of directors recommends that Unitholders approve the Trustee Replacement Resolution.

The form of Trustee Replacement Resolution is set forth in Schedule "A".

2. Trust Unit Incentive Rights Plan Amendment

The Trust has established an Option Plan and a Rights Plan (as defined and described below under "Trust Unit Incentive Plan and Trust Unit Incentive Rights Plan"). The Rights Plan currently provides that the maximum number of Trust Units issuable under the Rights Plan is 800,000, less the number of Trust Units outstanding under the Option Plan.

Since the number of outstanding Trust Units has increased from 3,500,000 to 18,846,947 since the Option Plan was implemented, the board of directors considers that it is desirable to increase the number of Rights issuable under the Rights Plan. In addition, the board of directors wishes to have sufficient Trust Units issuable pursuant to the Rights Plan to enable the Manager and APF Energy to attract and retain people of experience and ability, for the benefit of the Trust.

At present, there are 292,473 Trust Units reserved for issuance pursuant to the Option Plan and 369,833 pursuant to the Rights Plan (subject to ratification by Unitholders), being 3.5% of the issued and outstanding Trust Units. Since the Option Plan was implemented, options to acquire an additional 254,250 Trust Units have been issued. Of these options, 152,249 have been exercised and the balance have expired. Of the rights to acquire Trust Units which have been issued, none have been exercised or have expired.

The Toronto Stock Exchange requires that a listed company specify the maximum number of securities that are issuable pursuant to option and rights plans. The Toronto Stock Exchange requires that a listed company seek securityholder approval to increase this maximum number.

The Unitholders will be asked to consider and, if deemed advisable, to approve, by a majority of votes cast at the Meeting, (excluding votes attached to securities beneficially owned by insiders to whom Trust Units may be issued pursuant to the Rights Plan and their associates) a resolution (the "Rights Plan Amendment Resolution") to increase the maximum number of Trust Units that are issuable under the Rights Plan, (less the number issued under the Option Plan) to 1,700,000.

As at the date hereof, to the knowledge of APF Energy, 357,842 Trust Units will be excluded from the vote on this resolution, representing approximately 1.9% of the issued and outstanding Trust Units of the Trust.

The board of directors recommends that Unitholders approve the Trust Unit Incentive Rights Plan Amendment Resolution.

The form of Trust Unit Incentive Rights Plan Amendment Resolution is set forth in Schedule "A".

3. Advance Unitholder Approval of the Private Placement of Trust Units

The Trust from time to time investigates opportunities to raise additional equity funds by way of private placements of Trust Units for money. The Trust expects that it may undertake one or more financings over the next year and expects that some of them may be structured as private placements of Trust Units or securities convertible into Trust Units.

Under the rules of the TSE the aggregate number of listed securities of a listed company which are issued or made subject to issuance (i.e., issuable under a security purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of securities of the listed class which are outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been securityholder approval of such transactions.

The application of the TSE 25% Rule may restrict the availability of funds which the Trust may wish to raise in the future by the private placement of its securities. In particular, the directors of APF Energy consider it to be in the best interests of the Trust to retain flexibility for the Trust in the raising of equity to finance additional acquisitions by way of private placement financing if necessary. The TSE has advised that, as a working practice, it will accept advance approval by the securityholders of the Trust in anticipation of private placements that may exceed the TSE 25% Rule, providing such placements are completed within 12 months of the date such advance securityholder approval is given. By providing the advance approval, securityholders would only be satisfying the securityholder approval requirement of the TSE rules. Each private placement would still remain subject to regulatory approval, including approval of the TSE.

Any future private placement proceeded with by the Trust under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Trust;

(b) it cannot materially affect control of the Trust;

(c) it must be completed within a twelve (12) month period following the date the advance securityholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSE, which currently require that the price per security must not be lower than the closing market price of the security on the TSE on the trading day prior to the date notice of the private placement is given to the TSE (the "Market Price") less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
above $2.00	15%

In any event, the TSE retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control, in which case specific securityholder approval may be required.

In anticipation that the Trust may need to enter into one or more private placements in the next 12 months that will exceed the TSE 25% Rule, the holders of Trust Units are being asked to consider, and if deemed advisable, to approve an ordinary resolution respecting future private placements (the "Private Placement Resolution").

The board of directors recommends that Unitholders approve the Private Placement Resolution.

On the Private Placement Resolution, every holder of Trust Units entitled to vote at the Meeting will be entitled to cast one vote for each Trust Unit held. The resolution requires the approval of a simple majority of the votes cast by those holders of Trust Units who, being entitled to do so, vote in person or by proxy at the Meeting.

The Private Placement Resolution is set forth in Schedule "A".

4. **Election of Directors of APF Energy**

The Unanimous Shareholder Agreement provides that the independent members of the board of directors of APF Energy are to be selected by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture and that following such meeting the Trustee shall elect the individuals so selected by the Unitholders to the board of directors of APF Energy. One of the Directors so selected by the Unitholders shall be the Chairman of the board of directors of APF Energy.

The three (3) nominees for selection as Directors of APF Energy by Unitholders, to hold office until the next annual general meeting, or until their successors are duly elected or appointed or until a Director vacates his office, are as follows:

Donald Engle
Daniel Mercier
William Dickson

The names and municipalities of residence of the three (3) persons nominated for selection as Directors of APF Energy by Unitholders, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in APF Energy, the period served as Director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
Donald Engle(1)(2)(3) Calgary, Alberta	15,495 (5)	Director since December 1, 2000 and Chairman of the Board since March 19, 2002	President of Sapphire Resources Ltd., a private oil and gas consulting company
Daniel Mercier (2) Okotoks, Alberta	16,402 (5)	Director since October 1, 1996	Vice President, Operations, SOCO International plc, an international oil and gas exploration company
William Dickson(1) (3) Calgary, Alberta	19,736 (5)	Director since November 1, 1996	Director of Dickson Resources Inc., an oil and gas company

Notes:

(1) Member of Audit Committee. Martin Hislop, President of APF Energy is also a member of the Audit Committee.
(2) Member of the Compensation Committee. Steven Cloutier, Executive Vice-President and Chief Operating Officer of APF Energy is also a member of the Compensation Committee.
(3) Member of the Reserves Committee.
(3) The Trust does not have an executive committee of its board of directors.
(4) Messrs. Mercier, Dickson and Engle hold 10,000, 8,331 and 25,000 options, respectively, to acquire Trust Units.

Each of the above nominees has held the principal occupation set forth opposite his name for the past five (5) years except as set forth below.

Mr. Engle is a professional Landman and has been President of Sapphire Resources Ltd., a private oil and gas consulting company, since 1985. From 1996 to May, 2000, Mr. Engle was also President of Grey Wolf Exploration Inc., a publicly traded oil and gas company listed on the TSE. He is also on the Board of the CDNX Listed Companies Association.

Mr. Mercier is Vice President, Operations for SOCO International plc ("SOCO"), a position he accepted in September, 1998. Prior thereto he was Chairman, Chief Executive Officer and a director of Territorial Resources, Inc., a Colorado company engaged in international oil and natural gas exploration, which merged with SOCO on September 8, 1998. SOCO is a publicly traded United Kingdom corporation engaged in international oil and natural gas exploration and production.

Mr. Dickson is a consultant, and has provided oilfield operations advice to oil and gas and service companies since 1989, upon retirement as Vice President, Production of Ultramar Oil and Gas Canada Ltd. During that time, he has also been a director of Dickson Resources Inc., an oil and natural gas company and Arlyn Enterprises Ltd., a vendor of commercial and consumer lubrication oils. From November, 1995 to January,

1997, he was Vice-President of 3-D Reclamation Inc., a company carrying on the business of abandoning and related reclamation of oil and gas wells.

The Manager, as the sole shareholder of APF Energy is entitled to select the other two members of the board of directors of APF Energy. The Manager intends to select the following persons as members of the board of directors of APF Energy:

Martin Hislop
Steven Cloutier

The names and municipalities and residence of Messrs. Hislop and Cloutier, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in APF Energy, the period served as Director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
Martin Hislop Calgary, Alberta	99,500 (1)(2)(3)	President and Chief Executive Officer; Director since December 8, 1995	President and Chief Executive Officer of APF Energy and the Manager
Steven Cloutier Calgary, Alberta	60,100 (2)(3)	Executive Vice-President, Chief Operating Officer, Corporate Secretary and Treasurer; Director since December 8, 1995	Executive Vice-President and Chief Operating Officer of APF Energy and the Manager

Notes:

(1) Of these Trust Units, 25,000 are held in an RRSP account of Martin Hislop.
(2) Mr. Hislop holds options and rights to acquire 96,700 Trust Units and Steven Cloutier holds options and rights to acquire 71,500 Trust Units, in each case at exercise prices between $7.15 and $9.83.
(3) The Manager owns 50,500 Trust Units. As of the date hereof, the directors of the Manager, together with their families, own all of the issued and outstanding common shares of the Manager.

Martin Hislop has had the same principal occupation with the Manager since September of 1994 and became an Officer of APF Energy in December, 1995. From 1986 to July of 1994, Mr. Hislop was President and Chief Executive Officer of Lakewood Energy Inc. and its predecessor, Lakewood Capital Group Inc.

Steven Cloutier has had the same principal occupation as officer of the Manager since September of 1994 and became an officer of APF Energy in December, 1995. Prior to 1994, Mr. Cloutier was in private law practice.

The information as to securities beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information furnished to the Trust by the respective persons whose names appear above.

5. **Appointment of Auditors of the Trust**

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders. PricewaterhouseCoopers LLP have been the auditors of the Trust since its formation on October 10, 1996. PricewaterhouseCoopers LLP are also the auditors of APF Energy.

EXECUTIVE COMPENSATION

The Manager

The offices of the Manager are located at Suite 2100, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4. The names, municipality of residence, positions held and principal occupation of each Director and Officer of the Manager are set forth below:

Name and Municipality of Residence	Positions with the Manager	Principal Occupation
Martin Hislop, C.A. Calgary, Alberta	Chairman of the Board of Directors, President and Chief Executive Officer	President and Chief Executive Officer of the Manager and APF Energy
Steven G. Cloutier, B.A., LL.B. Calgary, Alberta	Executive Vice-President, Chief Operating Officer, Director, Secretary and Treasurer	Executive Vice-President and Chief Operating Officer of the Manager and APF Energy
Alan MacDonald, C.A. Calgary, Alberta	Vice-President, Finance	Vice-President, Finance of the Manager and APF Energy
Bonnie Nicol, P. Eng. Calgary, Alberta	Vice-President, Operations	Vice-President, Operations of the Manager and APF Energy
R. Kenneth Pretty Calgary, Alberta	Vice-President, Corporate Development and Land	Vice-President, Corporate Development and Land of the Manager and APF Energy

At the date hereof, all of the issued and outstanding common shares of the Manager are owned by the Directors of the Manager or members of their immediate families. Martin Hislop, the President of APF Energy and the Manager and his wife, Claire Stephens hold, in aggregate, 49.50% of the voting securities of the Manager.

Trust Management Agreement

APF Energy and the Trustee, as trustee for and on behalf of the Trust, entered into the Trust Management Agreement with the Manager, pursuant to which the Trust engaged the Manager for an initial term of five years (and automatically renewed for successive three (3) year terms unless terminated as provided therein) to manage the Trust, subject to the supervision of APF Energy. The Manager has agreed to provide administrative and support services pertaining to the Trust, the royalty granted by APF Energy to the Trust (the "Royalty") and the Trust Units, such responsibilities to include:

(a) determining the total amounts owing to Unitholders and arranging for cash distributions, subject to the supervision of APF Energy;

(b) providing Unitholders with periodic reports on the Royalty and the oil and gas properties (the "Properties") on which the Royalty has been granted; and

(c) providing Unitholders with financial reports and tax information relating to the Royalty and the Properties.

APF Management Agreement

APF Energy and the Trustee, as trustee for and on behalf of the Trust, entered into the APF Management Agreement with the Manager. The primary duties of the Manager under the APF Management Agreement are to:

(a) provide management services for the economic and efficient exploitation of the Properties;

(b) operate oil and natural gas properties which APF Energy is entitled to operate and monitor the activities of third party operators;

(c) recommend, carry out and monitor property acquisitions and dispositions and exploitation and development programs for APF Energy;

(d) negotiate and execute on behalf of APF Energy all exploitation and development agreements, operating agreements, farm-in and farm-out agreements, leases and other documents relating to the exploitation of the Properties as may be advisable;

(e) recommend and, subject to supervision by APF Energy, negotiate banking arrangements for APF; and

(f) provide office space, office furnishings and equipment and personnel necessary for the proper administration of the assets of APF Energy.

Other Terms of the Management Agreements

In exercising its power and discharging its duties under the Trust Management Agreement and the APF Management Agreement, the Manager is required to exercise that degree of care, diligence and skill that a reasonably prudent advisor and manager would exercise in comparable circumstances.

Each of the Trust Management Agreement and the APF Management Agreement will be renewed for successive three year terms following the end of their initial five year terms unless, in the case of the Trust Management Agreement the Manager is given 12 months' written notice of termination or unless the Trustee is given 6 months' written notice of termination by the Manager prior to the end of a term. In the case of the APF Management Agreement, it may only be terminated at the end of a term if the Manager is given 12 months' written notice of termination by APF or APF is given 6 months' written notice of termination by the Manager.

The APF Management Agreement and the Trust Management Agreement may be terminated by APF and the Trust respectively, at any time without the payment of compensation to the Manager if the Manager institutes bankruptcy proceedings, seeks relief under bankruptcy law, consents to the appointment of a receiver, voluntarily suspends transaction of its usual business, is declared bankrupt or insolvent, if a receiver is appointed in respect of the Manager or if the Manager fails to carry out its material obligations under the applicable management agreement and does not commence to cure such failure within 30 days of notice being given. If the Management Agreement is terminated without cause, the Manager is entitled to a fee equal to 1.5% of the asset value of the properties of APF Energy.

There may be circumstances in which the interests of the Manager will conflict with those of Unitholders. The Manager may acquire oil and gas properties on its own behalf or on behalf of persons other than APF Energy. The Manager may manage and administer such additional properties, as well as enter into other types of energy-related management and advisory activities. In resolving such conflicts, decisions will be made by the Manager on a basis consistent with the objectives and financial resources of each group of interested parties and the time limitations on investment of such financial resources, all consistent with the duties of the Manager to each such group of persons. The Manager will use all reasonable efforts to resolve such conflicts of interest in a manner which will treat the Trust or APF Energy and the other interested party fairly, taking into account all of the circumstances of the Trust or APF Energy and such interested party, and is bound to act honestly and in good faith in resolving such matters.

The Manager will be indemnified by APF Energy in respect of certain damages which it may suffer in discharging its obligations under the APF Management Agreement provided that such damages do not arise from the fraud, wilful default or negligence of the Manager.

The board of directors of APF Energy and the Trustee will review on an ongoing basis both the nature and extent of the services required of the Manager and the costs of providing the same. All substantive amendments to the APF Management Agreement and the Trust Management Agreement must be approved by the Unitholders by special resolution.

Management Fees

The Manager's Compensation - Background

The Manager receives its compensation from the following sources: recurring management fees, based on APF Energy's net production revenue; a reimbursement of general and administrative costs; and structuring fees on the acquisition and disposition of oil and gas properties. Details on how these sources of compensation are calculated and the amounts paid during the recently completed fiscal year are set out below.

The issue of the compensation paid to the managers of oil and gas royalty trusts has become a focus of discussion among investors and others close to the industry. Specifically, the focus has been directed at the manner in which the compensation is calculated and, to a lesser extent, the actual quantum of the fees. Recently-created oil and gas trusts have adopted fee structures which relate a portion of a manager's compensation to unitholder returns.

As the Trust has grown, so has the Manager's total compensation. Unitholders of the Trust have experienced a high rate of return, although there is no direct link between Unitholder returns and the Manager's compensation. The Trust has been among the sector's best performing trusts since inception, with an average annual rate of return of 21% since December 17, 1996. Over that period, the Trust's Unitholders have enjoyed sustained, high distributions and have received a cumulative payout in excess of the original $10 unit price, making it one of only two trusts among those which completed $10 initial public offerings in 1996 to reach payout and one of the few such trusts whose current price is above the IPO price.

Having regard to the evolution of the issue of management compensation, the board of directors of APF Energy, a majority of which is elected by Unitholders, resolved in March of 2002 to review the way in which the Manager is compensated. To that end, the Compensation Committee, comprised of a majority of members independent of the Manager, has retained an advisor to provide an analysis of current compensation trends among oil and gas royalty trust managers.

Following the presentation of that analysis, as well as a review of recent trends, the independent members of the board of directors of APF Energy, on the recommendation of the Compensation Committee, will engage the Manager in a dialogue or negotiation regarding a new compensation structure.

The Manager is committed to ensuring that the Trust continues to outperform its peers and has always adopted a flexible attitude relating to compensation.

The Manager will continue to exhibit the same flexibility and creativity going forward in the context of the current review of compensation, should the board of directors of APF Energy wish to make proposals regarding a new fee structure.

Fees Paid

In its role under the Trust Management Agreement, the Manager is paid by the Trust an annual fee of $100.00. In its role under the APF Management Agreement, as manager and administrator of APF Energy, the Manager currently receives a management fee (the "Management Fee"). The Management Fee is payable on the date that cash distributions are made to Unitholders, in an amount equal to 3.5% of net production revenue from the oil and gas properties of APF Energy plus Alberta Royalty Tax Credits less Crown royalties and other Crown charges. Management Fees are deducted in computing royalty income to the extent not paid from the residual income of APF Energy.

The Manager was paid $1.5 million of Management Fees for the one-year period ended December 31, 2001.

General and Administrative Costs

The Manager is also currently entitled to reimbursement for general and administrative costs. General and administrative costs are deducted in computing royalty income. General and administrative costs have, to date, generally been charged to APF Energy and the Trust by the Manager based on time spent and direct costs incurred in fulfilling the obligations of the Manager to APF Energy and the Trust pursuant to the APF Management Agreement and the Trust Management Agreement respectively.

The Manager was reimbursed $0.2 million for general and administrative costs for the one-year period ended December 31, 2001.

Acquisition and Disposition Fees

The Manager is paid an acquisition fee equal to 1.5% of the purchase price of any properties acquired by APF Energy. In the event that the interest of APF Energy in the properties or a portion thereof is sold, the Manager will, pursuant to the APF Management Agreement, receive a disposition fee equal to 1.5% of the sale price of the properties sold, provided that no such fee shall be payable from proceeds of disposition of Properties which were acquired within one year of such disposition nor on Properties acquired with the proceeds of a divestiture made within one year of the acquisition on which a fee has been paid.

The Manager received a fee of approximately $1.6 million in connection with the acquisition of properties in the 2001 calendar year. This fee has been capitalized and is included in the adjusted purchase prices of the properties.

Trust Unit Options and Rights

The only options and rights to purchase Trust Units of the Trust granted to the independent Directors of APF Energy and the Directors, Officers and employees of the Manager during the financial year ended December 31, 2001 were 276,723 options at an average exercise price of $9.94. In that financial year, 112,423 options were exercised and 55,167 were forfeited.

The following table sets forth with respect to the independent Directors of APF Energy and the Directors, Officers and employees of the Manager, the number of Unexercised Trust Unit Options and the Value of in-the-Money Trust Unit Options at December 31, 2001.

Name	Securities Acquired or Exercised [1] (#)	Aggregated Value Realized ($)	Unexercised Trust Unit Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End [1] ($) Exercisable/ Unexercisable
Independent Directors	28,336	63,724	Nil/46,665	Nil/29,662
Directors, Officers and employees of the Manager	84,087	212,612	5,704/278,171	8,035/188,625

The closing price of the Trust Units on the TSE on December 31, 2001 was $9.85.

Performance Chart

The following graph and table compare the percentage change in the cumulative Unitholder return from December 17, 1996, the date when the Trust completed its initial public offering, until December 31, 2001, of a $100 investment in Trust Units with the cumulative total return of the TSE 300 index and the TSE Oil & Gas Producers Total Return Index, assuming the reinvestment of dividends, where applicable, for the comparable period.

The Total Unitholder Return is shown in the following graph. Details of the distributions are as follows:

Payment Period	Amount
January 1 to December 31, 1997	$1.510
January 1 to December 31, 1998	$1.840
January 1 to December 31, 1999	$1.555
January 1 to December 31, 2000	$1.900
January 1 to December 31, 2001	$3.045
TOTAL	$9.850

INDEX	DEC. 17/96	DEC. 31/96	DEC. 31/97	DEC. 31/98	DEC. 31/99	DEC. 31/00	DEC. 31/01
APF Energy Trust	$100	$109	$111	$115	$131	$168	$199
TSE 300	$100	$103	$118	$114	$148	$157	$135
TSE Oil & Gas Producers	$100	$103	$92	$64	$78	$114	$117

Total Return Index Values



$210
$200
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
DEC. 17/96
DEC. 31/96
DEC. 31/97
DEC. 31/98
DEC. 31/99
DEC. 31/00
DEC. 31/01
APF Energy Trust
TSE 300
TSE Oil & Gas Producers

REMUNERATION OF DIRECTORS OF APF ENERGY

The Chairman of APF Energy is paid an annual retainer of $10,000 and $1,000 per board meeting (for conference calls, $500 if the meeting exceeds one hour and $250 in any other case) and $500 per committee meeting attended, plus expenses of attending such meetings. Each of the other Directors of APF Energy, with the exception of those who are employees of the Manager, receives an annual retainer of $5,000. Payment for attendance at meetings and expenses of attending such meetings are payable on the same basis as for the Chairman. In the fiscal year of the Trust ended December 31, 2001, a total of $56,000 in fees was paid to the independent Directors of APF Energy.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not any indebtedness outstanding from Directors or Officers of APF Energy or Directors or senior Officers of the Manager or the Trustee to the Trust or APF Energy at any time in the last fiscal year.

COMPOSITION OF THE COMPENSATION COMMITTEE

The board of directors of APF Energy has appointed a compensation committee that is comprised of Donald Engle and Daniel Mercier, two of the Directors elected by the Unitholders, and Steven Cloutier, one of the Directors elected by the Manager.

The compensation paid to the Manager in respect of the management and administration of the Trust and APF Energy is fixed by contract. See "Executive Compensation - Management Fees, General and Administrative Costs and Acquisition and Disposition Fees". The Manager is reimbursed on account of its general and administrative expenses ("G&A"), including the salaries and benefits paid to its Officers. The Compensation Committee monitors the Manager's G&A as well as other fees paid to the Manager. As a result of recent developments in the industry, the independent members of the board of directors have instructed the Compensation Committee to review the Manager's overall remuneration. Upon such review and recommendation, if any, by the Compensation Committee, the board of directors will engage the Manager in a discussion or negotiation respecting its compensation.

TRUST UNIT INCENTIVE PLAN AND TRUST UNIT INCENTIVE RIGHTS PLAN (the "Option Plan" and "Rights Plan" respectively)

The board of directors of APF Energy approved a trust unit incentive plan for Directors, Officers, employees and consultants of APF Energy and of the Manager which currently permits the granting of options to purchase up to a maximum of 800,000 Trust Units. The number of options and the exercise price thereof is set by the board of directors of APF Energy at the time of grant provided that the exercise price shall not be less than the closing market price of the Trust Units on the day immediately preceding the date of grant. Options granted under the Option Plan may be exercised during a period not exceeding five years, subject to earlier termination upon an optionee ceasing to be a Director, Officer, employee or consultant of APF Energy or the Manager or upon an optionee retiring, becoming permanently disabled or dying. The options are non-transferable and non-assignable. No further options will be granted under the Option Plan.

By resolution of the board of directors of APF Energy effective February 1, 1998, the Option Plan was amended to provide that, in lieu of immediate vesting, options shall vest as to one-third in the year following the anniversary date of the grant and as to a further one-third in each of the second and third years following the anniversary date of the grant.

There are currently options to purchase 292,473 Trust Units granted under the Option Plan. They are granted at prices from $7.15 to $9.70 and expire between January 31, 2003 and February, 2006.

On June 6, 2001, the Unitholders approved the creation of the Rights Plan and it has been implemented by the board of directors.

At present, the Rights Plan permits the granting of rights to purchase up to a maximum of 800,000 Trust Units, less the number of Trust Units that are issued under the Option Plan. The number of Rights and the exercise price is set by the board of directors of APF Energy at the time of grant, provided that the exercise price shall not be less than the closing market price of the Trust Units on the day immediately preceding the date of grant.

Distributions per Trust Unit to Unitholders in a calendar quarter which represent a return of more than 2.5% of the Trust's net book capital assets at the end of such calendar quarter result in a downward reduction in the exercise price of the Rights at the election of the holder of Rights by notice to APF Energy at the time of exercise of the Right. The Rights Plan will be administered by the board of directors who may also vary the 2.5% threshold from time to time to accord with their view of the economic environment, establish a minimum price for the issuance of Trust Units on the exercise of the Rights and extend the exercise period of any Rights to a period not exceeding ten years.

Rights granted under the Rights Plan may be exercised during a period not exceeding ten years, subject to earlier termination upon a holder of Rights ceasing to be a Director, Officer, employee or a consultant of APF Energy or the Manager. The Rights are non-transferable and non-assignable. The Rights vest over a three-year period, with one-third of the Rights vesting at the end of each year, and under certain other limited circumstances.

There are currently Rights to purchase 369,833 Trust Units granted under the Rights Plan. They were granted at a price of $9.83 and expire March, 2012.

CORPORATE GOVERNANCE

General

In February, 1995 the Toronto Stock Exchange Committee on Corporate Governance in Canada issued a report (the "TSE Report") setting out a series of guidelines for effective corporate governance. The TSE requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the guidelines. The board of directors of APF Energy has not established a separate corporate governance committee. To date, the entire board of directors has assumed responsibility for corporate governance.

Set out below is a description of the Trust's corporate governance practices, which have been established by the terms of the Trust Indenture, Unanimous Shareholder Agreement and Trust Management Agreement, and as have been approved by the board of directors of APF Energy.

In general APF Energy has been delegated the significant management decisions of the Trust. The Unitholders are entitled to elect a majority of the board of directors of APF Energy pursuant to the terms of the Unanimous Shareholder Agreement. Subject to the ultimate authority of the board of directors of APF Energy, APF Energy and the Trust are managed by the Manager pursuant to the APF Management Agreement and the Trust Management Agreement. For more information, see "Executive Compensation - APF Management Agreement" and "Executive Compensation - Trust Management Agreement".

Mandate of the Board of APF Energy

The board of directors of APF Energy has a mandate to supervise the management of the business and affairs of the Trust and APF Energy and to act with a view to the best interests of the Trust and APF Energy. Although the Manager provides certain advisory and management services to APF Energy pursuant to the APF Management Agreement, the board of directors of APF Energy supervises the management of the business and affairs of APF Energy. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $5,000,000; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities are made by the board of directors of APF Energy. In addition, the Trustee has delegated certain matters to the board of directors of APF Energy including all decisions relating to: (i) issuances of additional Trust Units; and (ii) the determination of the amount of distributable income. The board of directors of APF Energy holds meetings at least quarterly to review the business and affairs of APF Energy and make any necessary decisions relating thereto.

The board of directors of APF Energy is responsible in conjunction with the Manager for the strategic planning process, identifying the principal risks of the business of APF Energy and implementing appropriate systems to manage these risks, the communication policy for the Trust, the integrity of the internal controls and management information systems of APF Energy and monitoring senior management.

Board Composition

The board of directors is presently comprised of five (5) members. The board of directors has determined that three (3) of its Directors are "unrelated directors" within the meaning of the TSE Report. The TSE Report defines an unrelated director as a Director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived, to interfere materially with the Director's ability to act with a view to the best interests of the Trust, other than interests arising from shareholdings. The Chairman of the board of directors is an unrelated director.

The board of directors has access to senior management of the Manager on a regular basis as two of the Directors are also Directors and senior Officers of the Manager, who regularly attend Directors' meetings and provide necessary information to facilitate decision making activities. The board of directors, in conjunction with the Manager, endeavours to ensure open, accessible and timely disclosure to Unitholders and the public respecting the business, affairs and performance of the Trust in full compliance with all applicable legal requirements.

Committees

The board of directors has established an audit committee comprised of the two unrelated directors and one related Director. The Committee's responsibilities include oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for board of director approval, the audited financial statements and other mandatory disclosure releases containing financial information. Given the scope and nature of the Trust's operations, together with the familiarity the Directors have with its affairs and the nature and extent of the Trust's financial exposure, the board of directors has determined that the use of a formal internal audit process is unnecessary.

During 2001, APF Energy established a reserves committee with a mandate to review the engagement of APF Energy's independent engineering consultants, interact with the Manager in respect of the preparation of data supplied to the engineering consultants and recommend to the board the approval of the final engineering report.

The Manager also has an environmental and safety committee which reports directly to the board of directors of APF Energy.

Other Matters

The board of directors intends, prior to the end of the year, to address certain of the issues referred to in the TSE Guidelines such as: succession planning for senior management; nomination procedures and recruitment of new nominees for the board of directors, including compensation and orientation programs; position descriptions for the chief executive officer and the board of directors; and considerations as to the appropriateness of the size of the board of directors.

DISTRIBUTION REINVESTMENT PLAN

Effective August 1, 1997, the Trust implemented an Automatic Distribution Reinvestment Plan ("ADRP") to provide holders of Trust Units with a means to automatically reinvest sums received on accounts of distributions on Trust Units. The Trust Company of Bank of Montreal, as Plan Agent, may purchase Trust Units through the facilities of the TSE out of distributions paid to it or may purchase Trust Units of the Trust from treasury. Holders of approximately 1% of the issued and outstanding Trust Units are currently participating in the ADRP. The Plan Agent purchases Trust Units as agent for participants in the ADRP, through the facilities of the TSE out of distributions paid to it, at prices not exceeding 110% of the closing market price of at least a board lot of Trust Units on the applicable date of distribution. No Trust Units have, to date, been issued from treasury of the Trust on account of the ADRP.

A participant may terminate participation in the ADRP at any time by written notice to the Plan Agent, being the Trust Company of Bank of Montreal, Corporate Trust Department, 129 Saint Jacques Street, Level A North, Montreal, Quebec, H2Y 1L6.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of Directors and senior Officers of APF Energy or Directors and senior Officers of the Manager, nominees for Director of APF Energy, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any known associate or affiliate of such persons in any transaction in the year ending December 31, 2001, or in any proposed transaction which has materially affected or would materially affect the Trust or APF Energy other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

The Manager is not aware of any material interest of any Director, nominee for Director or Officer of APF Energy or of any Director or Officer of the Manager or any one who has held office as such in the year ending December 31, 2001, or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting.

OTHER MATTERS

The Manager knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement have been approved by the board of directors of the Manager on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED April 18, 2002

APF ENERGY TRUST
By: APF Energy Management Inc.

(Signed) "Martin Hislop"
Chief Executive Officer

(signed) "Alan MacDonald"
Chief Financial Officer

SCHEDULE "A"

A. *Trustee Replacement Resolution*

BE IT RESOLVED THAT Computershare Trust Company of Canada be appointed as the successor to the Trust Company of Bank of Montreal as the Trustee of the Trust, until the termination of the Trust or until the Trustee resigns or is removed or replaced, in accordance with the provisions of the trust indenture by which the Trust was established.

B. *Trust Unit Incentive Rights Plan Amendment Resolution*

BE IT RESOLVED THAT:

1. The Trust Unit Incentive Rights Plan be amended, as described in the Information Circular of the Trust dated April 18, 2002, to provide that the maximum number of Trust Units issuable under the Rights Plan, together with the number of Trust Units that have been issued under the Option Plan, is 1,700,000.

2. Any Director or Officer of APF Energy be and is hereby authorized, for and on behalf of the Trust, to execute and deliver such documents and instruments and take such other actions as such Director or Officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

C. *Private Placement Resolution*

BE IT RESOLVED THAT the issuance by the Trust in one or more private placements of such number of securities that would result in the Trust issuing or making issuable during the next 12 months an amount of Trust Units aggregating up to 9,423,473 (50% of the number of issued and outstanding Trust Units as at April 18, 2002 being the date of the information circular describing the advance approval), subject to the restrictions described in the Trust's Information Circular dated April 18, 2002 be and is hereby approved.

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

OF APF ENERGY TRUST

To be Held December 18, 2002

and

INFORMATION CIRCULAR

November 18, 2002

November 18, 2002

Dear Unitholder:

You are invited to attend a Special Meeting (the "Meeting") of the unitholders of APF Energy Trust ("APF" or the "Trust") on December 18, 2002, at 2:15 p.m. at the Sun Life Conference Centre, Mezzanine Level, 144 – 4th Avenue S.W., Calgary. The main item on the agenda is the approval of the internalization of management, which we announced on October 30, 2002.

As you may know, the business structure by which most of the royalty trusts were created is undergoing significant change. Earlier this year, many trusts, including APF, began to review the manner in which independent managers were compensated. As a result, four other royalty trusts have either completed or announced transactions whereby the trusts will purchase the shares of the private companies managing the businesses. The effect of these transactions is the elimination of management and acquisition fees on a go forward basis.

APF is now proposing to internalize its management in a transaction valued at $9.25 million. The price was arrived at through negotiation between the independent members of the board of APF Energy Inc. (who were advised by CIBC World Markets Inc.) and the Manager. All the employees of the Manager will become employees of APF Energy Inc., and all future fees will be eliminated.

Since creating the Trust in 1996, the APF team has worked hard at building an oil and gas business that would generate top quartile returns for our unitholders. As we write this letter, production is poised to break through the 10,000 barrel of oil equivalent ("boe") per day mark, up from 1,500 boe per day when we completed our initial public offering on December 17, 1996. Along the way, our unitholders have enjoyed an average annual compounded rate of return of approximately 21%, the second-best among all the oil and gas trusts over that time.

We believe that the APF internalization transaction is in the best interests of our unitholders and encourage you to vote in favour of the initiative.

The accompanying Information Circular provides a detailed description of the internalization transaction. **Please give this material your careful consideration, and, if you require assistance, consult your financial, income tax or other professional advisor.**

To be represented at the Meeting, you must either be a registered unitholder and attend the Meeting in person or complete and sign the enclosed Form of Proxy and forward it so that the Form of Proxy is received and deposited with Computershare Trust Company of Canada, Stock Transfer Department, 1500 University Street, Montreal, Quebec, H3A 3S8, not less than 24 hours prior to the Meeting.

Yours very truly,

S Cloutier

Steven Cloutier
On behalf of the Board of Directors
of APF Energy Inc.

APF ENERGY TRUST

NOTICE OF SPECIAL MEETING OF UNITHOLDERS
To be held December 18, 2002

TO: THE HOLDERS OF TRUST UNITS OF APF ENERGY TRUST

TAKE NOTICE that a Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of APF Energy Trust (the "Trust") will be held at the Sun Life Plaza Conference Centre, Mezzanine Level, 144 – 4 Avenue S.W., Calgary, Alberta, on Wednesday, the 18th day of December, 2002, at 2:15 p.m. (Calgary time) for the following purposes:

1. to consider and, if thought fit, approve a resolution in the form set forth in Schedule "A" (the "Internalization Resolution") of the accompanying Information Circular – Proxy Statement approving the acquisition of all of the issued shares of APF Energy Management Inc., the manager of the Trust, and related transactions (the "Internalization Transaction"), all as more particularly described in the Information Circular – Proxy Statement accompanying this Notice;

2. to consider and, if thought fit, approve a resolution in the form set forth in Schedule "C" (the "Borrowing Resolution") of the accompanying Information Circular – Proxy Statement approving an amendment to the Trust Indenture to specifically allow the Trust to issue debt securities, convertible debt securities and to borrow money or incur other indebtedness from time to time, as more particularly described in the Information Circular – Proxy Statement accompanying this Notice; and

3. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on November 18, 2002 (the "Record Date"). At the Meeting, Unitholders of record included in the list of Unitholders prepared as at the Record Date will be entitled to vote those Trust Units. No Unitholder who became a Unitholder after the Record Date will be entitled to vote at the Meeting.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to Computershare Trust Company of Canada at 1500 University Street, Montreal, Quebec, H3A 3S8. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 18th day of November, 2002.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA
By APF ENERGY MANAGEMENT INC.

Signed "Steven G. Cloutier"
Steven G. Cloutier
President and Chief Operating Officer

TABLE OF CONTENTS

GLOSSARY OF TERMS

In this Information Circular-Proxy Statement, the following terms shall have the meanings set forth below:

"Acquisitionco" means 1014621 Alberta Ltd., a corporation formed under the laws of the Province of Alberta that is wholly-owned by the Trust;

"Acquisition Management Agreement" means the management agreement between the Manager and Geoffrey Paskuski, as trustee of APF Acquisition Trust dated May 30, 2002, pursuant to which the Manager agreed to provide administrative and support services to APF Acquisition Trust;

"Acquisition Royalty Agreement" means the royalty agreement dated May 30, 2002 between the General Partner on behalf of APF Energy Limited Partnership and the Trust;

"affiliate" and **"associate"** have the respective meanings ascribed thereto in the *Canada Business Corporations Act*, provided that for the purposes of such definition "person" shall include the Trust;

"Alliance" means Alliance Energy Inc., a corporation formed under the laws of the Province of Alberta, prior to its amalgamation with APF Energy on April 30, 2001;

"APF Energy" means APF Energy Inc.;

"APF Management Agreement" means the management agreement among the Manager, the Trust and APF Energy dated December 17, 1996, as amended and restated effective May 29, 1998, pursuant to which the Manager agreed to provide management services to APF Energy;

"APF Royalty Agreement" means the royalty agreement dated December 17, 1996, as amended and restated, between APF Energy and the Trust;

"Board of Directors" means the board of directors of APF Energy;

"change of control" means with respect to any of Martin Hislop, Steven Cloutier, Alan MacDonald, Bonnie Nicol or Ken Pretty (for the purposes of this definition, an "officer"):

(a) any change in the holding, direct or indirect, of Trust Units of the Trust as a result of which a person, or persons acting jointly or in concert within the meaning of the *Securities Act* (Alberta), holds 20% or more of the Trust Units outstanding at that time and as a result of the exercise of such holdings for such purpose the responsibilities or reporting requirements of the applicable officer are materially changed. "Material change" in reporting requirements as referred to above shall include, with respect to a change in the members of the board of directors of the employer of the officer, any change in 50% or more of those directors who, at the time immediately prior to such change in the holding of Trust Units, are not members of, or related to, management of the employer of the officer. Provided however, that nothing contained herein shall be construed or interpreted to apply to any matters or transactions relating to the acquisition of the shares of the Manager pursuant to the provisions of the Share Purchase Agreement or to any changes, amalgamation, merger, transfer, consolidation or change of control as between the Trust and any other of its affiliates or subsidiaries; or

(b) the Unitholders approving the sale, transfer or lease of all or substantially all of the assets of the Trust; provided however, that nothing contained herein shall be construed or interpreted to apply to any matters or transactions relating to the acquisition of the shares of the Manager pursuant to the provisions of the Share Purchase Agreement or to any sale, transfer or lease of any or all of the assets of the Trust to any of its affiliates or subsidiaries;

"CIBC World Markets" means CIBC World Markets Inc.;

"Closing Date" means the date of closing of the purchase of the shares of the Manager and the other transactions contemplated by the Share Purchase Agreement, anticipated to be on or about January 3, 2003;

"Disinterested Unitholders" means all Unitholders of the Trust except: (i) those Unitholders who hold shares of the Manager either directly or indirectly; (ii) Martin Hislop, Steven Cloutier, the Specified Officers and the 35 key employees who are receiving a cash payment in connection with the Retention Bonuses; and (iii) any affiliate or associate of any such Unitholders referred to in (i) or (ii) above;

"Escrow Agreements" means the escrow agreements to be dated the Closing Date among certain of the shareholders of the Manager, the Specified Officers, Acquisitionco and an escrow agent for the escrow of an aggregate of 293,930 Trust Units;

"Executive Employment Agreements" means the agreements to be dated as of the Closing Date between the Manager and each of Martin Hislop, Steven Cloutier and each of the Specified Officers;

"Fairness Opinion" means the fairness opinion of CIBC World Markets in the form attached to this Information Circular – Proxy Statement as Schedule "B";

"General Partner" means 990009 Alberta Inc., a corporation formed under the laws of the Province of Alberta and wholly-owned by the Trust;

"Gowlings" means Gowling Lafleur Henderson LLP, independent legal counsel to the Special Committee;

"GP Management Agreement" means the management agreement among the Manager, the General Partner and Trust dated May 30, 2002, pursuant to which the Manager agreed to provide management services pertaining to the General Partner and the oil and gas properties owned by APF Energy Limited Partnership;

"Internalization Resolution" means the form of resolution approving the Internalization Transaction as such form is attached to this Information Circular – Proxy Statement as Schedule "A";

"Internalization Transaction" means the transactions encompassing the purchase of the shares of the Manager by Acquisitionco and the related transactions including those transactions provided for or in connection with the Escrow Agreements, the Retention Bonuses, the Executive Employment Agreements, the waiver by the Manager of its rights under the Shareholder Agreement and other transactions and matters contemplated to occur under the Share Purchase Agreement;

"Kinwest" means Kinwest Resources Inc., a corporation formed under the laws of the Province of Alberta, prior to its amalgamation with APF Energy on May 30, 2002;

"Management Agreements" means, collectively, the APF Management Agreement, the Trust Management Agreement, the GP Management Agreement and the Acquisition Management Agreement;

"Manager" means APF Energy Management Inc.;

"Meeting" means the special meeting of the Unitholders described herein, to be held for the purpose of, among other things, considering and, if thought fit, passing the Internalization Resolution;

"Retention Bonuses" means bonuses in the aggregate amount of $1.345 million to be declared by the board of directors of the Manager and paid out of the general funds of the Manager on or prior to the Closing Date to the Specified Officers and 35 key employees;

"Royalty" means collectively the entitlement of the Trust to 99% of production revenues from oil and gas properties of APF Energy and 99% of production revenues from oil and gas properties of APF Energy Limited Partnership, less deductions on account of production costs, debt service charges, management fees and general and administrative costs;

"Sellco" means 987687 Alberta Ltd., a corporation formed under the laws of the Province of Alberta, prior to its amalgamation with APF Energy on May 30, 2002;

"Sellco Properties" means the oil and gas properties acquired by APF Energy on May 30, 2002 on the acquisition of all of the shares of Sellco, a joint venture partner of Kinwest;

"Share Purchase Agreement" means the share purchase agreement dated October 29, 2002 among the Trust, Acquisitionco, the Manager and the shareholders of the Manager;

"Shareholders Agreement" means the agreement dated December 17, 1996 among APF Energy, the Manager and the Trustee for and on behalf of the Trust, pursuant to which the Unitholders are entitled to elect a majority of the Board of Directors, among other things;

"Southeast Saskatchewan Properties" means the oil and gas properties acquired by Alliance Energy Inc. (now APF Energy, by amalgamation) on April 30, 2001 in the Queensdale, Tatagwa, Ingoldsby, Carlyle, Star Valley, Lost Horse Hills, Macoun, Sherwood, Skinner Lake and Innes areas of Saskatchewan;

"Special Committee" means the committee of the Board of Directors, comprised of the directors who are independent of the Manager, namely William Dickson, Donald Engle and Daniel Mercier;

"Special Resolution" means a resolution passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the Meeting and voted on a poll upon such resolution;

"Specified Officers" means, collectively, Bonnie Nicol, Vice-President Operations of the Manager, Ken Pretty, Vice-President Corporate Development and Land of the Manager and Alan MacDonald, Vice-President Finance of the Manager;

"Trust" means APF Energy Trust;

"Trust Indenture" means the trust indenture, as amended and restated as of October 15, 2002, between the Trustee and APF Energy;

"Trust Management Agreement" means the management agreement among the Manager, the Trust and APF Energy dated December 17, 1996, pursuant to which the Manager agreed to provide administrative and support services pertaining to the Trust, the Royalty and the Trust Units;

"Trust Units" means the units of the Trust, each unit representing an equal undivided beneficial interest therein;

"Trustee" means Computershare Trust Company of Canada, in its capacity as the trustee of the Trust;

"TSX" means the Toronto Stock Exchange; and

"Unitholders" means holders of Trust Units of the Trust.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the accompanying Information Circular under the headings "Background to the Internalization Transaction," "Purpose and Benefits of the Internalization Transaction and Recommendation of the Board of Directors of APF Energy Inc." and "Effect of the Internalization Transaction upon Unitholders," in addition to certain statements contained elsewhere or incorporated by reference in this document, are "forward-looking statements", are prospective in nature and are indicated by words such as "will", "expects", "anticipates" and such words' various derivations. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed in, or implied by, such forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits the Trust will derive therefrom. Certain of these risks and other factors are described in more detail in the Trust's Annual Information Form dated May 17, 2002, filed with the securities commissions or similar authorities in the provinces of Canada and incorporated by reference herein, as well as in Appendix I to this Information Circular, both of which form an integral part of this Information Circular.

APF ENERGY TRUST

Information Circular - Proxy Statement

for the Special Meeting of Unitholders
to be held on December 18, 2002

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by APF Energy Management Inc. (the "Manager"), the manager of APF Energy Trust (the "Trust") on behalf of the Trust for use at the Special Meeting (the "Meeting") of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust to be held on the 18th day of December, 2002, at 2:15 p.m. (Calgary time) at the Sun Life Plaza Conference Centre, Mezzanine Level, 144 – 4 Avenue, SW, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Special Meeting. Instruments of Proxy must be received by Computershare Trust Company of Canada at 1500 University Street, Montreal, Quebec, H3A 3S8, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee") has fixed the record date for the Meeting at the close of business on November 18, 2002 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units owned by them and included in the list of Unitholders entitled to vote at the Meeting prepared as of the Record Date even though the Unitholder has since disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors of APF Energy Inc. ("APF Energy") who are independent of the Manager. Each Unitholder has the right to appoint a proxyholder other than the persons designated in the form of proxy, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the offices of Computershare Trust Company of Canada at the address set out above or at the head office of the Manager at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made by the Manager on behalf of the Trust. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Special Meeting and this Information Circular - Proxy Statement will be borne by the Trust. In addition to solicitation by mail, proxies may also be solicited by newspaper publication, in person or by telephone, telecopy or oral communication by directors, officers or employees of the Manager who will not be specifically remunerated therefor. Except as otherwise disclosed herein, all costs of the solicitation will be borne by the Trust. The services of a managing solicitor dealer to form and manage a soliciting dealer group or a solicitation agent may be retained on behalf of the Trust to solicit proxies from securityholders in Canada and the United States for the Meeting. If retained, the Trust will pay the fees for any services as well as reimburse the specified expenses in connection therewith.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of the listed proxy nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon, including the Internalization Resolution. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust is authorized to issue 500,000,000 Trust Units and Special Voting Units. As of the date hereof, 22,269,567 Trust Units and no Special Voting Units were issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit, in respect of which he is the registered holder. At the Meeting, all votes on special resolutions shall be conducted by a poll.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of the Trust Unit, but if more than one of them shall be present at such Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

To the best of the knowledge of the Trustee, the directors and senior officers of the Manager and the directors and senior officers of APF Energy, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by the Manager, all directors and officers of the Manager and all directors and officers of APF Energy and their associates as a group is 319,988 (1.4%) of the outstanding Trust Units. In addition, the directors, officers and employees of APF Energy and the Manager hold options and rights entitling them as a group to acquire an additional 605,854 Trust Units of the Trust.

VOTING OF TRUST UNITS - ADVICE TO BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to in this Information Circular as "Beneficial Holders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will more likely be registered under the name of the broker or an agent of a broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co., (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting Trust Units for their clients. The Trustee of the Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held. Therefore, Beneficial Holders cannot be recognized at the Meeting for purposes of voting the Trust Units in person or by way of proxy, except as set out below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that the Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically provides a special proxy form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Holder receiving a special proxy from IICC cannot use that proxy to vote Trust Units directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the Trust Units voted.

IF YOU ARE A BENEFICIAL UNITHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate at least 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half an hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than twenty-one (21) nor more than sixty (60) days later and to such place and time as may be appointed by the Chairman of the Meeting and notice is to be given at least 10 days prior to the date of the adjourned meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

The specific resolutions that Unitholders will be asked to approve at the Meeting include resolutions to amend the Trust Indenture and resolutions that would approve the Internalization Transaction, including amendments to the Trust Indenture and certain of the Trust's and APF Energy's material agreements as a consequence of the internalization of the Manager.

The Internalization Resolution requires the approval of Unitholders by Special Resolution and by more than 50% of the votes cast in respect of that resolution by or on behalf of Disinterested Unitholders, present in person or represented by proxy at the Meeting.

INFORMATION CONCERNING THE TRUST AND DOCUMENTS INCORPORATED BY REFERENCE

Information concerning the Trust and developments since the filing of its Annual Information Form dated May 17, 2002, have been included in Appendix I to this Information Circular.

In addition, the following documents, filed with the various provincial securities commissions or similar regulatory authorities in Canada, are specifically incorporated into and form an integral part of this Information Circular:

(a) the Annual Information Form of the Trust dated May 17, 2002, including the management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2001 incorporated therein;

(b) the prospectus of the Trust dated June 21, 2001, as it relates to the acquisition of Alliance and the Southeast Saskatchewan Properties, as to only those portions thereof which appear under the headings "Financial Statements - Audited Operating Statements for Saskatchewan Properties" and "Financial Statements - Operating Statements (Unaudited) for Saskatchewan Properties";

(c) the Information Circular of the Trust dated April 18, 2002 relating to the annual general and special meeting of Unitholders of the Trust held on June 3, 2002, excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance" in the circular (which portions shall be deemed not to have been incorporated by reference herein);

(d) the unaudited interim consolidated financial statements of the Trust for the three months and six months ended June 30, 2002 and 2001 contained in the second quarter interim report for 2002 (these statements were prepared using the same generally accepted accounting policies as the December 31, 2001 audited financial statements and should be read in conjunction with the December 31, 2001 financial statements);

(e) management's discussion and analysis for the six months ended June 30, 2002 contained in the second quarter interim report for 2002;

(f) the audited consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2001 and 2000, together with the report of the auditors of the Trust thereon contained in the Trust's 2001 Annual Report;

(g) the audited comparative consolidated financial statements of Alliance for each of the years ended November 30, 2000, 1999 and 1998, together with the report of the auditors of Alliance thereon;

(h) the unaudited comparative consolidated financial statements of Alliance for the three months ended February 28, 2001 and 2000;

(i) the material change report of the Trust dated June 7, 2002 with respect to the acquisition of a private corporation which owned the Sellco Properties and all of the shares of Kinwest;

(j) the material change report of the Trust dated April 24, 2002 with respect to the execution of agreements providing for the acquisition of the Sellco Properties and all of the shares of Kinwest;

(k) the material change report of the Trust dated February 13, 2002 with respect to the closing of a new offering of 3,250,000 Trust Units; and

(l) the material change report of the Trust dated January 28, 2002 with respect to the filing of a preliminary prospectus for an offering of Trust Units.

Any material change report and any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the date of the Meeting shall be deemed to be incorporated by reference into this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of APF Energy, at 2100, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4 (Telephone: (403) 294-1000). For the purpose of the Province of Quebec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy at the above-mentioned address and telephone number.

MATTERS TO BE ACTED UPON AT MEETING

1. Internalization Transaction

Background to the Internalization Transaction

The issue of the compensation paid to the managers of oil and gas royalty and income trusts has become a focus of discussion among investors and others close to the industry. Specifically, the focus has been directed at the manner in which the compensation is calculated and, to an extent, the actual quantum of the fees.

The APF Management Agreement and the Trust Management Agreement expire on December 17, 2004, subject to automatic renewal for successive three-year terms unless the Manager is given 12 months' written notice of termination or unless the Trustee is given 6 months' written notice of termination by the Manager prior to the end of a term. Under the APF Management Agreement there is a fee for early termination without cause payable to the Manager in an amount equal to 1.5% of the asset value of the properties held by APF Energy at the time of termination. The Acquisition Management Agreement and the GP Management Agreement expire May 30, 2007 and are subject to automatic renewal for additional three-year terms, unless 12 months' written notice of termination is given by the General Partner or 6 months' written notice in the case of termination by the Manager. Under the GP Management Agreement there is a fee for early termination without cause payable to the Manager in an amount equal to 1.5% of the asset value of the properties held by APF Energy Limited Partnership at the time of termination. See "Trust Management Agreement", "APF Management Agreement", "Acquisition Management Agreement", "GP Management Agreement", "Other Terms of the Management Agreements" and "The Manager" for a brief summary of the terms of the Management Agreements and a description of the directors and officers of the Manager.

The Trust and a number of other oil and gas royalty trusts were created in 1996 with the same general structure - a corporate manager owned by parties other than the royalty trust contracted, through management agreements, to manage the oil and gas assets in return for a management fee paid on the basis of a percentage of cash flow and structuring fees paid on a percentage of the value of acquisitions and divestitures. Subsequently, different compensation mechanisms were introduced by more recent entrants into the oil and gas royalty trust sector as well as traditional oil and gas exploration and production companies that were being converted into royalty trusts and income funds. Having regard to the evolution of the issue of management compensation, the Board of Directors, a majority of which is elected by Unitholders, resolved in March of 2002 to review the way in which the Manager was being compensated. The Board of Directors and management became aware of increasing interest within the investment community for altering management contracts in the royalty trust sector to eliminate payment of management and transaction fees and to better align the interests of management and Unitholders. Since the initial investigation into these issues by management and APF Energy, three royalty trusts have undergone management internalization transactions and one other has announced an intention to do so.

The Special Committee consisting of independent directors of APF Energy, chaired by Mr. Donald Engle, and including Mr. Daniel Mercier and Mr. William Dickson, was formed on July 18, 2002 to review the terms of the continued engagement of the Manager by the Trust and APF Energy. The Board of Directors directed the Special Committee to:

(a) consider various alternatives with respect to the Manager's continued engagement, including retaining the current structure, creating a new structure, internalizing management, or terminating the Manager;

(b) review and consider whether any proposed transaction by the Trust would be fair to, and in the best interests of, the Unitholders, having regard to any factors which may be considered relevant by the Special Committee;

(c) review and negotiate the terms of any proposed transaction and any agreements necessary to give effect thereto;

(d) retain independent legal counsel, financial and other advisors as may be appropriate; and

(e) determine whether or not to make a recommendation to the Board of Directors with respect to any proposed transaction.

Pursuant to an agreement made effective July 18, 2002, the Trust delegated authority to the Board of Directors to permit the Special Committee to carry out its mandate.

The Special Committee retained Gowlings, as independent legal counsel, to provide legal advice in connection with the Special Committee's mandate and to review and assist in the negotiation of a proposed transaction with the Manager. The Special Committee also engaged CIBC World Markets to provide financial advisory services in connection with the Special Committee's review of the management alternatives and to assist the Special Committee in the performance of its mandate and to provide an opinion to the Board of Directors as to the fairness, from a financial point of view, of the consideration payable under a proposed transaction. See "Fairness Opinion".

During the period from its appointment on July 18, 2002 to October 30, 2002 (the day the Share Purchase Agreement was signed) the Special Committee met formally (either in person or by telephone conference) on 22 occasions, and also had a number of other meetings or telephone conversations with representatives of CIBC World Markets, Gowlings, and members of management of APF Energy. In addition, Mr. Engle, as Chairman of the Special Committee, met or communicated with CIBC World Markets and Gowlings on an almost daily basis following the retainer of these advisors and with them had a number of telephone conferences and meetings with the Manager.

During its deliberations, the Special Committee was provided with and reviewed substantial material relating to the financial performance of the Manager and APF Energy and assessed all other factors and issues it considered relevant or proper to enable it to fulfill its mandate. The Special Committee generally reviewed the status of the Management Agreements and the fees payable thereunder, together with the termination mechanism applicable to each such agreement, the financial analysis and other materials prepared by CIBC World Markets and a proposal dated September 3, 2002 submitted to the Special Committee by the Manager for an internalization of management pursuant to a share purchase transaction. Gowlings provided a written memorandum to the Special Committee addressing the legal duties and responsibilities of the members of the Special Committee in discharging their mandate under Canadian law and discussed the memorandum with the members of the Special Committee. The Special Committee did not consider the identification or recruitment of an alternative manager and CIBC World Markets was not asked to assess this alternative. In particular, the Special Committee:

(a) identified a number of issues for consideration by and discussion with CIBC World Markets and Gowlings, including an analysis of the owners of shares of the Manager and their role in the day-to-day operation of the Manager and the issue of the retention of the senior managers of the Manager who are not shareholders of the Manager and compensation payable to such senior managers as part of any internalization transaction;

(b) reviewed the scope of review and the results of the due diligence investigations and information gathering process conducted by CIBC World Markets and Gowlings, including an analysis of the assets and liabilities of the Manager, with emphasis on assets to be excluded from any share purchase transaction and liabilities associated with the ownership by the Manager of oil and gas operations and activities outside the Management Agreements;

(c) discussed with CIBC World Markets the development, current business plan and future prospects of the business of APF Energy and the Trust and the comparative assessment thereof with other royalty trusts in the marketplace;

(d) received updates as to the trading multiples for comparable royalty trusts and with respect to market conditions generally;

(e) considered a comparison of recent oil and gas trust internalization transactions and the compensation paid under those transactions given the contracts applicable thereto; and

(f) encouraged discussions between CIBC World Markets and management of the Manager to ensure that management provided all relevant information and views so that CIBC World Markets could take them into account.

During its deliberation of the management alternatives, the Special Committee reviewed, considered and discussed with its legal and financial advisors the terms of the Internalization Transaction. The form of the Share Purchase Agreement, as well as the proposed terms and conditions of the other material agreements relating to the Internalization Transaction, were commented on by both CIBC World Markets and Gowlings and were negotiated with the shareholders of the Manager and with their legal counsel. The Special Committee met on October 28, 2002 and received a report from CIBC World Markets of the results of its analysis of the Internalization Transaction and received a verbal opinion of CIBC World Markets that the consideration payable by the Trust to the shareholders of the Manager pursuant to the Internalization Transaction is fair, from a financial point of view, to the Trust.

Following its extensive review, investigations and deliberations and having regard to the verbal fairness opinion received from CIBC World Markets and the advice of the legal and financial advisors to the Special Committee, on October 30, 2002, the Special Committee determined unanimously: (i) that the Internalization Transaction is in the best interests of APF Energy, the Trust and the Unitholders; (ii) to recommend to the Board of Directors that APF Energy and the Trust proceed with the Internalization Transaction, including the execution of the Share Purchase Agreement and the preparation and delivery to Unitholders of an information circular regarding a meeting of Unitholders to approve the Internalization Transaction; and (iii) to recommend that the Board of Directors take all steps necessary at this time to implement the Internalization Transaction.

In reaching its recommendation, the Special Committee considered the following factors, including others, in support of its recommendation:

(a) the terms of the Internalization Transaction, including the elimination of future management and structuring fees currently payable to the Manager, the continued engagement of the senior managers, their alignment through ownership of Trust Units with the interests of the Unitholders, and the accretion to net asset value per Trust Unit of the Trust and projected 2003 distributions per Trust Unit;

(b) the escrow of certain of the Trust Units by certain of the shareholders of the Manager to support the representations and warranties and covenants and indemnities in favour of the purchaser under the Share Purchase Agreement and in the case of the individual shareholders of the Manager who are subject to the escrow, their continued employment;

(c) the knowledge and views of the Special Committee as to the business, operations, properties, financial condition and prospects of APF Energy and the Trust;

(d) the belief of the Special Committee that the Internalization Transaction compares favourably with other recent management internalization transactions for royalty trusts in the marketplace; and

(e) the opinion provided by CIBC World Markets that the consideration payable by the Trust to the shareholders of the Manager pursuant to the Internalization Transaction is fair, from a financial point of view, to the Trust.

Effective October 29, the Board of Directors resolved, with Martin Hislop and Steve Cloutier abstaining from voting based on their conflict of interest, that the Share Purchase Agreement be executed and delivered.

Purpose and Benefits of the Internalization Transaction and Recommendation of the Board of Directors of APF Energy Inc.

The Board of Directors on behalf of the Trust, based upon, among other things, the recommendation of the Special Committee and the Fairness Opinion, has determined unanimously that the Internalization Transaction is in the best interests of the Trust and the Unitholders and unanimously recommends that Unitholders vote in favour of the Internalization Transaction. The members of the Board of Directors who are nominees of the Manager declared their interest and did not vote on the approval of the Share Purchase Agreement. In coming to its conclusion and recommendations, the Board of Directors considered a number of benefits to the Internalization Transaction, including the following:

(a) the accretive nature of the transaction in terms of both net asset value per Trust Unit and projected 2003 distributions per Trust Unit;

(b) the transaction will increase ownership of Trust Units by management and strengthen the alignment between management and Unitholders. Immediately upon completion of the Internalization Transaction, the directors and officers of APF Energy will own, directly and indirectly, 583,720 Trust Units, approximately 2.6% of the outstanding Trust Units;

(c) retention of the Trust's existing management team for an additional 3 to 4 years will be promoted by the Escrow Agreements;

(d) the transaction will eliminate the existing fees payable to the Manager and reduce the overall cost structure of the Trust, thereby enhancing future cash flow and distributions to Unitholders;

(e) the transaction will help to ensure the retention and continued engagement of the Trust's current management for the benefit of Unitholders; and

(f) the Trust's corporate governance will be improved by simplifying the corporate structure.

At the Meeting the Unitholders will be asked to approve the Internalization Resolution set out in Schedule "A" to this Information Circular.

Based upon, among other things, the recommendation of the Special Committee and the Fairness Opinion, the Board of Directors of APF Energy has determined that the Internalization Transaction is in the best interests of Unitholders and therefore unanimously recommends that Unitholders vote in favour of the Internalization Resolution.

The Internalization Resolution must be approved by a Special Resolution pursuant to the requirements of the Trust Indenture and by more than 50% of the votes cast by Disinterested Unitholders pursuant to the requirements of the TSX. The approval of the Internalization Transaction by Unitholders is both a requirement under the Trust Indenture and of the TSX and the Internalization Transaction will not proceed to completion without such approvals. See "Interests of Related Parties and Insiders" for a discussion of the Disinterested Unitholders.

Effect of the Internalization Transaction upon Unitholders

The principal impact of the Internalization Transaction to the Trust is the elimination of fees payable to the Manager, including acquisition and disposition fees. In addition, Unitholders will be entitled to vote for the election of all directors for the Board of Directors. Unitholders currently have the right to elect a majority of the Board of Directors pursuant to the Shareholders Agreement.

Management fees and other amounts paid in 2001 were $3.4 million, including $1.5 million for the management fee based on net production revenue from the oil and gas properties of APF Energy, $1.6 million for acquisition and disposition structuring fees and $0.3 million pursuant to an amount the Manager receives which is equal to 1% of the royalty income payable to the Trust. Pursuant to the Share Purchase Agreement, the Manager will be paid management fees to December 31, 2002, provided that if the Closing Date has not occurred on or before January 10, 2003, the Manager shall be entitled to management fees payable for the month of January. Provided closing of the Internalization Transaction occurs, no structuring fees will be payable on account of acquisitions, dispositions of property or property exchanges that have been agreed to after October 15, 2002. For more information in respect of historical management fees, see "Management Fees – Fees Paid" and "Acquisition and Disposition Fees". There will be no management fees payable as a result of the Internalization Transaction. APF Energy and the Manager believe that the acquisition of the shares of the Manager by Acquisitionco and the consequent elimination of management fees will be accretive to cash flow, distributions and net asset value of the Trust, particularly when viewed on a long-term basis.

The total number of Trust Units to be issued in connection with the Internalization Transaction represents approximately 3.0% of the outstanding Trust Units as of the date hereof.

Upon implementation of the Internalization Transaction, it is currently intended that the Manager will be amalgamated with APF Energy and Acquisitionco and therefore APF Energy, as the successor entity, will be wholly-owned by the Trust. As the APF Management Agreement is between the Manager and APF Energy, this agreement will, upon the amalgamation, cease to be effective and, as a result, fees will no longer be payable thereunder. It is the current intention of APF Energy to leave the Trust Management Agreement, the Acquisition Management Agreement and the GP Management Agreement in place and as a result, following the amalgamation, provision of the services thereunder will become obligations of APF Energy. Any management fees payable under such Management Agreements after the Closing Date will be offset by the receipt of an equal amount within the Trust structure.

Details of the Internalization Transaction

Acquisition of Shares of the Manager

General

Effective October 29, 2002 the Trust, Acquisitionco, the Manager and all of the shareholders of the Manager entered into the Share Purchase Agreement pursuant to which Acquisitionco has agreed to purchase all of the issued shares of the Manager for an aggregate purchase price of $9.250 million consisting of $2.875 million in cash (subject to adjustment for the working capital of the Manager at the Closing Date) and an aggregate of 608,185 Trust Units at a deemed price of $10.482 per Trust Unit. It is anticipated that these adjustments will not be material.

At the Closing Date, management fees for the fourth quarter will also be payable to the Manager, except for fees related to any acquisitions, dispositions of property or property exchanges that have been agreed to after October 15, 2002 and the Closing Date, as these have been waived by the Manager. The fees that have not been waived for the fourth quarter will be approximately $650,000. The value of the Trust Units to be issued to the shareholders of the Manager was based on the 10 day volume weighted average closing price of the Trust Units on the TSX as at October 25, 2002 of $10.482 per Unit. On or prior to the Closing Date, the Manager will pay the Retention Bonuses in the aggregate amount of $1.345 million. The Retention Bonuses are obligations of the Manager and will be paid out of the available funds of the Manager.

Share Purchase Agreement

In addition to providing for the purchase by Acquisitionco of all of the shares of the Manager, the Share Purchase Agreement contains representations and warranties of Acquisitionco and the Trust relating to status, capacity and related matters and representations and warranties from the Manager and the shareholders of the Manager relating to the business, operations, assets and liabilities of the Manager. Each of the holders of the Manager's shares gave representations as to his or her ownership and capacity to enter into the Share Purchase Agreement and perform their respective obligations under the Share Purchase Agreement. In addition the shareholders of the Manager gave representations as to the Manger's financial statements and with respect to certain matters concerning the Manager and APF Energy, including certain operational and financial representations and warranties with respect to the Manager and APF Energy. The representations and warranties generally survive for 12 months after the Closing Date. With respect to representations and warranties related to income and other tax matters, the representations and warranties survive for the period during which a taxing authority is entitled to reassess the Manager. With respect to representations and warranties that are based upon or relate to the title to the shares of the Manager, a claim based on a breach of these representations and warranties may be brought by Acquisitionco at any time. The rights of indemnity of Acquisitionco and the Trust against the shareholders of the Manager based upon the breach or untruth of any of the representations or warranties are limited in the aggregate maximum amount to the amount of the purchase price.

The Share Purchase Agreement provides, among other things, as a condition of closing that: (i) all approvals of Unitholders required as a result of the Internalization Transaction have been received; (ii) all necessary third party and regulatory approvals, including the approval of the TSX have been received; and (iii) all matters to be completed by the parties must be completed and all documentation must be entered into, including the entering into of the Executive Employment Agreements and the Escrow Agreements described below as well as documentation that relates to the Retention Bonuses and such other documentation as may be reasonably required.

Retention Bonus and Executive Employment Agreements

As a condition of proceeding with the Internalization Transaction under the Share Purchase Agreement, the Manager is required to have paid the Retention Bonuses in the aggregate amount of $1.345 million on the Closing Date to three Vice Presidents of APF Energy (the "Specified Officers") and 35 key employees. As a further condition, the Specified Officers will be required to subscribe for an aggregate of 53,665 Trust Units at a purchase price of $10.482 per Trust Unit for aggregate consideration of $562,516. In addition, it is a condition that the current Chief Executive Officer, Martin Hislop, and the current President and Chief Operating Officer, Steven Cloutier, along with the three Specified Officers enter into the Executive Employment Agreements with the Manager on terms satisfactory to Acquisitionco. Immediately following the Internalization Transaction, the Manager will be amalgamated with APF Energy and Acquisitionco and the Executive Employment Agreements will become agreements with APF Energy. The aggregate compensation that will be payable to these parties will not be materially different from the aggregate compensation currently paid to them by the Manager.

Escrow Agreements

The Share Purchase Agreement states that it is a condition of proceeding with the Internalization Transaction that certain of the holders of the Manager and the Specified Officers enter into the Escrow Agreements with Acquisitionco, which are intended to enhance alignment between management and Unitholder interests and to help ensure continuity for management of the Trust. The escrow provisions will result in an aggregate of 293,930 Trust Units being held in escrow.

In the case of Martin Hislop, Chief Executive Officer of APF Energy, 100% of the 150,526 Trust Units to be issued to him and his holding company will be subject to escrow for three years, released as to one third on each anniversary of the Closing Date. In the case of Mr. Steven Cloutier, President and Chief Operating Officer, 80% of the 125,590 Trust Units to be issued to him will be subject to escrow for four years, released as to one quarter on each anniversary of the Closing Date. In the case of the three Specified Officers, 80% of the aggregate 53,665 Trust Units to be issued to them will be subject to escrow for four years, released as to one quarter on each anniversary of the Closing Date. The remaining Trust Units to be issued to non-management shareholders of the Manager pursuant to the Share Purchase Agreement will not be subject to escrow restrictions.

Any dividends or distributions paid or payable in respect of the Trust Units held in escrow shall be paid to the holder of such Trust Units and shall not form part of the escrow. In addition, the holder of such Trust Units will have the authority to exercise all statutory, common law and other rights that normally accompany ownership of Trust Units, such as the right to vote. In the event of: (i) a change of control; (ii) the holder of the Trust Units being terminated as an employee without cause, or (iii) the death of such person, all Trust Units of such person held in escrow will be released. In addition, the escrowed Trust Units may be released for the sole purpose of such person tendering all or a portion of the escrowed Trust Units to a bona fide formal take-over bid, plan of arrangement, amalgamation, merger or similar transaction involving the Trust, provided that the consideration received by such person is deposited back into the escrow. Subject to the instances described above whereby the Trust Units in escrow will be released, any Trust Units remaining in escrow will be forfeited to the Trust if the holder of the Trust Units ceases to be a full-time employee, voluntarily resigns or is terminated from his employment with cause. In addition, the Escrow Agreements that are entered into by Steven Cloutier and Martin Hislop will contain provisions providing Acquisitionco with the right to retain the Trust Units deposited under the terms of those Escrow Agreements and to use those Trust Units to satisfy any claim for indemnity by Acquisitionco under the Share Purchase Agreement arising as a result of: (i) any misrepresentation or breach of any warranty made by the shareholders of the Manager under the terms of the Share Purchase Agreement; or (ii) the breach of any of the covenants or agreements of the shareholders of the Manager under the terms of the Share Purchase Agreement.

Other Matters

The Shareholders Agreement currently provides that the Manager is entitled to select two of the five directors on the Board of Directors. On the Closing Date, the Manager will deliver a waiver of its rights under the Shareholders Agreement in order to enable Unitholders to select all of the members of the Board of Directors of APF Energy commencing at the annual meeting of Unitholders to be held in 2003.

The Manager sold effective November 15, 2002, certain minor assets (primarily computer and office equipment) used by it in providing services to APF Energy under the APF Management Agreement to APF Energy for cash consideration of $850,000. This transaction was effected to properly equip APF Energy to administer and manage the oil and gas properties it holds.

Upon implementation of the Internalization Transaction, it is currently intended that the Manager will be amalgamated with APF Energy and Acquisitionco and therefore APF Energy, as the successor entity, will be wholly owned by the Trust. As the APF Management Agreement is between the Manager and APF Energy, this agreement will, upon amalgamation, cease to be effective and, as a result, fees will no longer be payable thereunder. It is the current intention of APF Energy to leave the Trust Management Agreement, the Acquisition Management Agreement and the GP Management Agreement in place and as a result, following the amalgamation, provision of the services thereunder will become obligations of APF Energy. Any required management fees payable under such Management Agreements after the Closing Date will be offset by the receipt of an equal amount within the Trust structure. Also as a result of the amalgamation, all the employees of the Manager will become employees of APF Energy. Consequential amendments will be made as required to the Trust Indenture, the APF Management Agreement, the Trust Management Agreement, the APF Royalty Agreement, the Acquisition Royalty Agreement and the remaining Management Agreements may be amended or terminated to the extent necessary or desirable for the purposes of facilitating the Internalization Transaction and the amalgamation among the Manager, APF Energy and Acquisitionco. The Internalization Resolution includes an authorization for any such amendments and/or terminations.

The following diagram describes the structure of the Trust following completion of the Internalization Transaction including the management services to be provided by APF Energy and the flow of cash from the oil and gas properties to the Trust and from the Trust to the Unitholders.


Unitholders
Cash Distributions
APF Energy Trust
APF Acquisition Trust, by its trustee
990009 Alberta Inc. (General Partner)
Cash flow in the form of Royalties
Management Services
Limited Partner (99%)
Cash flow in the form of Royalties
General Partner 1%
APF Energy Limited Partnership
APF Energy Inc. (amalgamated with the Manager and Acquisitionco)
Management Services
Portion of cash flow withheld to fund:
Oil & Gas assets to generate Cash Flow
Oil & Gas assets to generate Cash Flow
- Reclamation Fund
- Deferred Purchase Obligation amounts
- Reasonable investment purposes

Regulatory Matters and Approvals

There are a number of regulatory requirements and approvals necessary to complete the Internalization Transaction. It was concluded that the Internalization Transaction is subject to the provisions governing "related party transactions" within the meaning of OSC Rule 61-501 and CVMQ Policy Q-27 due to the ownership of a portion of the shares of the Manager by those directors representing the Manager on the Board of Directors, and who are also the two principal officers of APF Energy. The Internalization Transaction is exempt under the applicable policies from certain valuation and minority approval requirements as a result of the value of the consideration paid by the Trust in the Internalization Transaction not exceeding 25% of the market capitalization of the Trust. The Board of Directors appointed the Special Committee to review and negotiate the provisions of the Share Purchase Agreement and the Internalization Transaction and has complied with the disclosure requirements under the applicable policies.

The Trust intends to rely on exemptions from the registration and prospectus requirements under applicable securities legislation for the issuance of Trust Units to the shareholders of the Manager in connection with the Internalization Transaction. Subject to the provisions of the Escrow Agreements for certain shareholders of the Manager, the Trust Units received by the shareholders of the Manager will be freely tradeable. The Trust will apply to the securities commission in Alberta for exemptive relief providing that the Trust Units issuable to Specified Officers in connection with the Share Purchase Agreement will be freely tradeable, subject to the provisions of the Escrow Agreements.

The Trust has received acceptance from the TSX of its notice regarding the Internalization Transaction and conditional listing approval for the listing of the Trust Units issuable in connection with the Share Purchase Agreement, including the Trust Units required to be subscribed for by the Specified Officers. Approval is conditional upon the TSX receiving copies of standard documentation and listing fees within 5 business days of the Closing Date.

Timing and Expenses of the Internalization Transaction

The Internalization Transaction will become effective on the Closing Date, which is expected to occur on or about January 3, 2003, if the Internalization Resolution is approved at the Meeting and all other conditions specified in the Share Purchase Agreement are satisfied or waived. Any fees paid under the Management Agreements after the Closing Date will be offset by the receipt of an equal amount within the Trust structure. There are no fees payable to the Manager as a result of the Internalization Transaction. The expenses of the Internalization Transaction incurred by the Manager will be paid by the Manager prior to the Closing Date. The expenses of the Internalization Transaction incurred by the Trust or APF Energy including, without limitation, legal fees, Special Committee fees, financial advisor fees, listing fees, the preparation and printing of the Information Circular – Proxy Statement and other costs associated with the Meeting are estimated to be approximately $650,000, not including any fees that may be payable relating to the solicitation of proxies. See "Persons Making the Solicitation".

Fairness Opinion

The Special Committee engaged CIBC World Markets effective September 3, 2002 to provide financial advisory services in connection with the Special Committee's review of the management alternatives and to assist the Special Committee in the performance of its mandate and to provide an opinion as to the fairness, from a financial point of view, to the Trust of the consideration payable pursuant to the Internalization Transaction. The terms of the engagement were formalized in a letter agreement dated October 18, 2002. CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Except as financial advisor to the Special Committee, neither CIBC World Markets nor any of its associates or affiliates is an advisor to any party with respect to the Internalization Transaction. However, CIBC World Markets has, from time to time, acted as a financial advisor or underwriter to the Trust.

In consideration for its services, APF Energy agreed to pay to CIBC World Markets a fixed fee payable upon the earlier of: (i) the announcement of any proposed transaction; (ii) the termination of formal negotiations with the Manager; and (iii) December 31, 2002, and a further fixed fee payable on delivery of the Fairness Opinion to the Special Committee. In addition, APF Energy agreed to reimburse CIBC World Markets for its reasonable expenses incurred in performance of such services and to indemnify it in respect of certain liabilities as may be incurred by it in connection with its engagement. In assessing the fairness, from a financial point of view, to the Trust of the consideration payable pursuant to the Internalization Transaction, CIBC World Markets considered the pro forma impact of the Internalization Transaction on the cash flow, distributions and net asset value per Trust Unit of the Trust under several possible scenarios. CIBC World Markets also completed a discounted cash flow analysis, where CIBC World Markets compared the consideration to the present value of future fees payable pursuant to the Management Agreements under several possible scenarios. CIBC World Markets also completed a review of certain precedent internalization transactions in the energy trust sector and considered various qualitative factors. The above analyses supported the fairness conclusion of CIBC World Markets.

On October 28, 2002, CIBC World Markets provided to the Special Committee a verbal opinion that the consideration payable pursuant to the Internalization Transaction is fair, from a financial point of view, to the Trust, based on the assumptions, limitations and considerations to be later set out in the Fairness Opinion. CIBC World Markets delivered the Fairness Opinion to the Special Committee on November 18, 2002. A copy of the Fairness Opinion is attached as Schedule "B" to this Information Circular.

2. Amendment to Trust Indenture Regarding Borrowing Powers

Since the formation of the Trust in 1996, the Manager has had an opportunity to examine the Trust's structure and specifically the powers granted to the Trustee with respect to borrowing of funds and issuing of debt securities in public offerings by the Trust. The existing provisions of the Trust Indenture may be broad enough to allow the Trust to borrow funds and to raise capital through such offerings, which may enhance the value of the Trust and return to the Unitholders. However, for certainty, the Manager proposes that amendments be made to the Trust Indenture to specifically authorize the Trustee to issue debt securities, convertible debt securities and to borrow money or incur any other indebtedness from time to time and to implement other consequential amendments to the Trust Indenture to provide for such powers of the Trustee.

At the Meeting the Unitholders will be asked to approve the special resolution set out in Schedule "C" (the "Borrowing Resolution") to this Information Circular. To be approved, the Borrowing Resolution must be passed by Special Resolution at the Meeting.

The Board of Directors recommends that Unitholders approve the Borrowing Resolution authorizing the Board of Directors to amend the Trust Indenture as provided above.

INTEREST OF RELATED PARTIES AND INSIDERS

To the knowledge of management, there are no holders of Trust Units who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding Trust Units.

Directors and officers of APF Energy and the Manager, who collectively own, directly or indirectly, or exercise control or direction over, an aggregate of 319,988 Trust Units, representing approximately 1.4% of the Trust Units outstanding on November 18, 2002, have indicated their intention to vote their Trust Units in favour of the Internalization Resolution approving the Internalization Transaction. Certain of the votes attaching to such Trust Units will be excluded in calculating the Disinterested Unitholder vote on the Internalization Transaction.

Management is not aware of any material interest of any director of APF Energy or the Manager or any officer of APF Energy or the Manager or anyone who has held office as such at the beginning of the Trust's last completed financial year, or of any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting, except as disclosed below or elsewhere in this Information Circular.

The shares of the Manager are owned, directly or indirectly, as to approximately 70% by Mr. Martin Hislop, Mr. Steven Cloutier, the two directors of APF Energy who represent the Manager on the Board of Directors, and Mr. Hislop's spouse, Claire Stephens. The remaining 30% of shares of the Manager are owned by members of Mr. Hislop and his spouse's immediate families, who are not directors or otherwise employees of APF Energy or the Manager. Each shareholder of the Manager will receive his, her or its proportionate share of the consideration to be paid, pursuant to the Internalization Transaction.

On the Closing Date and immediately prior to the sale of it shares, the Manager will declare the Retention Bonuses out of its available funds in the aggregate amount of $1.345 million in favour of the Specified Officers and certain key employees of the Manager excluding Mr. Hislop and Mr. Cloutier. Pursuant to the terms of the Share Purchase Agreement, the Specified Officers will subscribe, as a condition of the closing of the Internalization Transaction, for an aggregate 53,665 Trust Units at a purchase price of $10.482 per Trust

Unit for aggregate consideration of $562,516. Mr. Hislop, Mr. Cloutier and the Specified Officers will enter into the Executive Employment Agreements with the Manager. No payments will be required to be made to such officers as a result of the Internalization Transaction or any resulting change of control of the Manager.

THE MANAGER

The offices of the Manager are located at Suite 2100, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4. The names, municipality of residence, positions held and principal occupation of each director and officer of the Manager are set forth below:

Name and Municipality of Residence	Position with the Manager	Principal Occupation
Martin Hislop, C.A. Calgary, Alberta	Chief Executive Officer	Chief Executive Officer of the Manager and APF Energy
Steven G. Cloutier, B.A., LL.B. Calgary, Alberta	President, Chief Operating Officer, Director, Secretary and Treasurer	President and Chief Operating Officer of the Manager and APF Energy
Alan MacDonald, C.A. Calgary, Alberta	Vice-President, Finance	Vice-President, Finance of the Manager and APF Energy
Bonnie Nicol, P. Eng. Calgary, Alberta	Vice-President, Operations	Vice-President, Operations of the Manager and APF Energy
R. Kenneth Pretty Calgary, Alberta	Vice-President, Corporate Development and Land	Vice-President, Corporate Development and Land of the Manager and APF Energy

The shares of the Manager are owned, directly or indirectly, as to approximately 70% by Martin Hislop, Steven Cloutier, the two directors of APF Energy who represent the Manager on the Board of Directors, and Mr. Hislop's spouse, Claire Stephens. The remaining 30% of shares of the Manager are owned by members of Mr. Hislop and his spouse's immediate families.

MANAGEMENT AGREEMENTS

Trust Management Agreement

APF Energy and the Trustee, as trustee for and on behalf of the Trust, entered into the Trust Management Agreement with the Manager on December 17, 1996, pursuant to which the Trust engaged the Manager for an initial term of five years to manage the Trust, subject to the supervision of APF Energy. Pursuant to its terms, the Trust Management Agreement was renewed for a successive three-year term to December 17, 2004. The Manager has agreed to provide administrative and support services pertaining to the Trust, the Royalty and the Trust Units, such responsibilities to include:

(a) determining the total amounts owing to Unitholders and arranging for cash distributions, subject to the supervision of APF Energy;

(b) providing Unitholders with periodic reports on the Royalty and the oil and gas properties (the "Properties") on which the Royalty has been granted; and

(c) providing Unitholders with financial reports and tax information relating to the Royalty and the Properties.

APF Management Agreement

APF Energy and the Trustee, as trustee for and on behalf of the Trust, entered into the APF Management Agreement with the Manager on December 17, 1996, pursuant to which APF Energy engaged the Manager for an initial term of five years to manage APF Energy. Pursuant to its terms, the APF Management Agreement was renewed for a successive three-year term to December 17, 2004. The primary duties of the Manager under the APF Management Agreement are to:

(a) provide management services for the economic and efficient exploitation of the Properties;

(b) operate oil and natural gas properties which APF Energy is entitled to operate and monitor the activities of third party operators;

(c) recommend, carry out and monitor property acquisitions and dispositions and exploitation and development programs for APF Energy;

(d) negotiate and execute on behalf of APF Energy all exploitation and development agreements, operating agreements, farm-in and farm-out agreements, leases and other documents relating to the exploitation of the Properties as may be advisable;

(e) recommend and, subject to supervision by APF Energy, negotiate banking arrangements for APF; and

(f) provide office space, office furnishings and equipment and personnel necessary for the proper administration of the assets of APF Energy.

Acquisition Management Agreement

APF Acquisition Trust and Geoffrey Paskuski, as the trustee for and on behalf of APF Acquisition Trust, entered into the Acquisition Management Agreement with the Manager on May 30, 2002, pursuant to which APF Acquisition Trust engaged the Manager for an initial term of five years (to be automatically renewed for successive three-year terms unless terminated as provided therein) to manage APF Acquisition Trust. The primary duties of the Manager under the Acquisition Management Agreement are substantially the same as those provided by the Manager under the Trust Management Agreement.

GP Management Agreement

990009 Alberta Inc., as the general partner of APF Energy Limited Partnership, and the Trustee, as trustee for and on behalf of the Trust, entered into the GP Management Agreement with the Manager on May 30, 2002, pursuant to which the General Partner engaged the Manager for an initial term of five years (to be automatically renewed for successive three-year terms unless terminated as provided therein) to manage the General Partner and the properties of APF Energy Limited Partnership. The primary duties of the Manager under the GP Management Agreement are substantially the same as those provided by the Manager under the APF Management Agreement.

Other Terms of the Management Agreements

In exercising its power and discharging its duties under the Management Agreements, the Manager is required to exercise that degree of care, diligence and skill that a reasonably prudent advisor and manager would exercise in comparable circumstances.

Each of the Management Agreements will be automatically renewed for successive three-year terms following the end of a term unless notice of termination is given for the time periods and in accordance with the terms of the applicable agreement. With respect to termination of the Manager, the Management Agreements may be the Manager, the Trust Units received by the shareholders of the Manager will be freely tradeable. The Trust will apply to the securities commission in Alberta for exemptive relief providing that the Trust Units issuable to Specified Officers in connection with the Share Purchase Agreement will be freely tradeable, subject to the provisions of the Escrow Agreements.

The Trust has received acceptance from the TSX of its notice regarding the Internalization Transaction and conditional listing approval for the listing of the Trust Units issuable in connection with the Share Purchase Agreement, including the Trust Units required to be subscribed for by the Specified Officers. Approval is conditional upon the TSX receiving copies of standard documentation and listing fees within 5 business days of the Closing Date.

Timing and Expenses of the Internalization Transaction

The Internalization Transaction will become effective on the Closing Date, which is expected to occur on or about January 3, 2003, if the Internalization Resolution is approved at the Meeting and all other conditions specified in the Share Purchase Agreement are satisfied or waived. Any fees paid under the Management Agreements after the Closing Date will be offset by the receipt of an equal amount within the Trust structure. There are no fees payable to the Manager as a result of the Internalization Transaction. The expenses of the Internalization Transaction incurred by the Manager will be paid by the Manager prior to the Closing Date. The expenses of the Internalization Transaction incurred by the Trust or APF Energy including, without limitation, legal fees, Special Committee fees, financial advisor fees, listing fees, the preparation and printing of the Information Circular – Proxy Statement and other costs associated with the Meeting are estimated to be approximately $650,000, not including any fees that may be payable relating to the solicitation of proxies. See "Persons Making the Solicitation".

Fairness Opinion

The Special Committee engaged CIBC World Markets effective September 3, 2002 to provide financial advisory services in connection with the Special Committee's review of the management alternatives and to assist the Special Committee in the performance of its mandate and to provide an opinion as to the fairness, from a financial point of view, to the Trust of the consideration payable pursuant to the Internalization Transaction. The terms of the engagement were formalized in a letter agreement dated October 18, 2002. CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Except as financial advisor to the Special Committee, neither CIBC World Markets nor any of its associates or affiliates is an advisor to any party with respect to the Internalization Transaction. However, CIBC World Markets has, from time to time, acted as a financial advisor or underwriter to the Trust.

In consideration for its services, APF Energy agreed to pay to CIBC World Markets a fixed fee payable upon the earlier of: (i) the announcement of any proposed transaction; (ii) the termination of formal negotiations with the Manager; and (iii) December 31, 2002, and a further fixed fee payable on delivery of the Fairness Opinion to the Special Committee. In addition, APF Energy agreed to reimburse CIBC World Markets for its reasonable expenses incurred in performance of such services and to indemnify it in respect of certain liabilities as may be incurred by it in connection with its engagement. In assessing the fairness, from a financial point of view, to the Trust of the consideration payable pursuant to the Internalization Transaction, CIBC World Markets considered the pro forma impact of the Internalization Transaction on the cash flow, distributions and net asset value per Trust Unit of the Trust under several possible scenarios. CIBC World Markets also completed a discounted cash flow analysis, where CIBC World Markets compared the consideration to the present value of future fees payable pursuant to the Management Agreements under several possible scenarios. CIBC World Markets also completed a review of certain precedent internalization transactions in the energy trust sector and considered various qualitative factors. The above analyses supported the fairness conclusion of CIBC World Markets.

On October 28, 2002, CIBC World Markets provided to the Special Committee a verbal opinion that the consideration payable pursuant to the Internalization Transaction is fair, from a financial point of view, to the Trust, based on the assumptions, limitations and considerations to be later set out in the Fairness Opinion. CIBC World Markets delivered the Fairness Opinion to the Special Committee on November 18, 2002. A copy of the Fairness Opinion is attached as Schedule "B" to this Information Circular.

2. Amendment to Trust Indenture Regarding Borrowing Powers

Since the formation of the Trust in 1996, the Manager has had an opportunity to examine the Trust's structure and specifically the powers granted to the Trustee with respect to borrowing of funds and issuing of debt securities in public offerings by the Trust. The existing provisions of the Trust Indenture may be broad enough to allow the Trust to borrow funds and to raise capital through such offerings, which may enhance the value of the Trust and return to the Unitholders. However, for certainty, the Manager proposes that amendments be made to the Trust Indenture to specifically authorize the Trustee to issue debt securities, convertible debt securities and to borrow money or incur any other indebtedness from time to time and to implement other consequential amendments to the Trust Indenture to provide for such powers of the Trustee.

At the Meeting the Unitholders will be asked to approve the special resolution set out in Schedule "C" (the "Borrowing Resolution") to this Information Circular. To be approved, the Borrowing Resolution must be passed by Special Resolution at the Meeting.

The Board of Directors recommends that Unitholders approve the Borrowing Resolution authorizing the Board of Directors to amend the Trust Indenture as provided above.

INTEREST OF RELATED PARTIES AND INSIDERS

To the knowledge of management, there are no holders of Trust Units who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding Trust Units.

Directors and officers of APF Energy and the Manager, who collectively own, directly or indirectly, or exercise control or direction over, an aggregate of 319,988 Trust Units, representing approximately 1.4% of the Trust Units outstanding on November 18, 2002, have indicated their intention to vote their Trust Units in favour of the Internalization Resolution approving the Internalization Transaction. Certain of the votes attaching to such Trust Units will be excluded in calculating the Disinterested Unitholder vote on the Internalization Transaction.

Management is not aware of any material interest of any director of APF Energy or the Manager or any officer of APF Energy or the Manager or anyone who has held office as such at the beginning of the Trust's last completed financial year, or of any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting, except as disclosed below or elsewhere in this Information Circular.

The shares of the Manager are owned, directly or indirectly, as to approximately 70% by Mr. Martin Hislop, Mr. Steven Cloutier, the two directors of APF Energy who represent the Manager on the Board of Directors, and Mr. Hislop's spouse, Claire Stephens. The remaining 30% of shares of the Manager are owned by members of Mr. Hislop and his spouse's immediate families, who are not directors or otherwise employees of APF Energy or the Manager. Each shareholder of the Manager will receive his, her or its proportionate share of the consideration to be paid, pursuant to the Internalization Transaction.

On the Closing Date and immediately prior to the sale of it shares, the Manager will declare the Retention Bonuses out of its available funds in the aggregate amount of $1.345 million in favour of the Specified Officers and certain key employees of the Manager excluding Mr. Hislop and Mr. Cloutier. Pursuant to the terms of the Share Purchase Agreement, the Specified Officers will subscribe, as a condition of the closing of the Internalization Transaction, for an aggregate 53,665 Trust Units at a purchase price of $10.482 per Trust

Unit for aggregate consideration of $562,516. Mr. Hislop, Mr. Cloutier and the Specified Officers will enter into the Executive Employment Agreements with the Manager. No payments will be required to be made to such officers as a result of the Internalization Transaction or any resulting change of control of the Manager.

THE MANAGER

The offices of the Manager are located at Suite 2100, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4. The names, municipality of residence, positions held and principal occupation of each director and officer of the Manager are set forth below:

Name and Municipality of Residence	Position with the Manager	Principal Occupation
Martin Hislop, C.A. Calgary, Alberta	Chief Executive Officer	Chief Executive Officer of the Manager and APF Energy
Steven G. Cloutier, B.A., LL.B. Calgary, Alberta	President, Chief Operating Officer, Director, Secretary and Treasurer	President and Chief Operating Officer of the Manager and APF Energy
Alan MacDonald, C.A. Calgary, Alberta	Vice-President, Finance	Vice-President, Finance of the Manager and APF Energy
Bonnie Nicol, P. Eng. Calgary, Alberta	Vice-President, Operations	Vice-President, Operations of the Manager and APF Energy
R. Kenneth Pretty Calgary, Alberta	Vice-President, Corporate Development and Land	Vice-President, Corporate Development and Land of the Manager and APF Energy

The shares of the Manager are owned, directly or indirectly, as to approximately 70% by Martin Hislop, Steven Cloutier, the two directors of APF Energy who represent the Manager on the Board of Directors, and Mr. Hislop's spouse, Claire Stephens. The remaining 30% of shares of the Manager are owned by members of Mr. Hislop and his spouse's immediate families.

MANAGEMENT AGREEMENTS

Trust Management Agreement

APF Energy and the Trustee, as trustee for and on behalf of the Trust, entered into the Trust Management Agreement with the Manager on December 17, 1996, pursuant to which the Trust engaged the Manager for an initial term of five years to manage the Trust, subject to the supervision of APF Energy. Pursuant to its terms, the Trust Management Agreement was renewed for a successive three-year term to December 17, 2004. The Manager has agreed to provide administrative and support services pertaining to the Trust, the Royalty and the Trust Units, such responsibilities to include:

(a) determining the total amounts owing to Unitholders and arranging for cash distributions, subject to the supervision of APF Energy;

(b) providing Unitholders with periodic reports on the Royalty and the oil and gas properties (the "Properties") on which the Royalty has been granted; and

(c) providing Unitholders with financial reports and tax information relating to the Royalty and the Properties.

APF Management Agreement

APF Energy and the Trustee, as trustee for and on behalf of the Trust, entered into the APF Management Agreement with the Manager on December 17, 1996, pursuant to which APF Energy engaged the Manager for an initial term of five years to manage APF Energy. Pursuant to its terms, the APF Management Agreement was renewed for a successive three-year term to December 17, 2004. The primary duties of the Manager under the APF Management Agreement are to:

(a) provide management services for the economic and efficient exploitation of the Properties;

(b) operate oil and natural gas properties which APF Energy is entitled to operate and monitor the activities of third party operators;

(c) recommend, carry out and monitor property acquisitions and dispositions and exploitation and development programs for APF Energy;

(d) negotiate and execute on behalf of APF Energy all exploitation and development agreements, operating agreements, farm-in and farm-out agreements, leases and other documents relating to the exploitation of the Properties as may be advisable;

(e) recommend and, subject to supervision by APF Energy, negotiate banking arrangements for APF; and

(f) provide office space, office furnishings and equipment and personnel necessary for the proper administration of the assets of APF Energy.

Acquisition Management Agreement

APF Acquisition Trust and Geoffrey Paskuski, as the trustee for and on behalf of APF Acquisition Trust, entered into the Acquisition Management Agreement with the Manager on May 30, 2002, pursuant to which APF Acquisition Trust engaged the Manager for an initial term of five years (to be automatically renewed for successive three-year terms unless terminated as provided therein) to manage APF Acquisition Trust. The primary duties of the Manager under the Acquisition Management Agreement are substantially the same as those provided by the Manager under the Trust Management Agreement.

GP Management Agreement

990009 Alberta Inc., as the general partner of APF Energy Limited Partnership, and the Trustee, as trustee for and on behalf of the Trust, entered into the GP Management Agreement with the Manager on May 30, 2002, pursuant to which the General Partner engaged the Manager for an initial term of five years (to be automatically renewed for successive three-year terms unless terminated as provided therein) to manage the General Partner and the properties of APF Energy Limited Partnership. The primary duties of the Manager under the GP Management Agreement are substantially the same as those provided by the Manager under the APF Management Agreement.

Other Terms of the Management Agreements

In exercising its power and discharging its duties under the Management Agreements, the Manager is required to exercise that degree of care, diligence and skill that a reasonably prudent advisor and manager would exercise in comparable circumstances.

Each of the Management Agreements will be automatically renewed for successive three-year terms following the end of a term unless notice of termination is given for the time periods and in accordance with the terms of the applicable agreement. With respect to termination of the Manager, the Management Agreements may be terminated by APF Energy and the Trust or the General Partner, as the case may be, at any time without the payment of compensation to the Manager if the Manager institutes bankruptcy proceedings, seeks relief under bankruptcy law, consents to the appointment of a receiver, voluntarily suspends transaction of its usual business, is declared bankrupt or insolvent, if a receiver is appointed in respect of the Manager or if the Manager fails to carry out its material obligations under the applicable management agreement and does not commence to cure such failure within 30 days of notice being given. If the APF Management Agreement or the GP Management Agreement is terminated without cause, the Manager is entitled to a fee equal to 1.5% of the asset value of the properties of APF Energy or the APF Energy Limited Partnership, as the case may be. In either case, "asset value" is defined as the value of the properties at any time held by either APF Energy or the APF Energy Limited Partnership, as the case may be, being the present worth of all the estimated pre-tax net cash flow from established reserves (100% of proved reserves plus 50% of probable reserves) shown on the most recent independent engineering report relating to such properties discounted by 15% and based on escalated pricing assumptions.

The Manager is entitled to be indemnified by APF Energy or the APF Energy Limited Partnership, as the case may be, in respect of certain damages which it may suffer in discharging its obligations under the APF Management Agreement or GP Management Agreement, as the case may be, provided that such damages do not arise from the fraud, wilful default or negligence of the Manager.

All substantive amendments to the APF Management Agreement and the Trust Management Agreement must be approved by the Unitholders by Special Resolution.

Management Fees

Fees Paid

In its role under the Trust Management Agreement, the Manager is paid by the Trust an annual fee of $100. In its role under the APF Management Agreement and the GP Management Agreement, as manager and administrator of APF Energy and APF Energy Limited Partnership, the Manager currently receives a management fee. The management fee is payable on the date that cash distributions are made to Unitholders, in an amount equal to 3.5% (4.5% in the case of the GP Management Agreement) of net production revenue from the oil and gas properties of APF Energy plus Alberta Royalty Tax Credits less Crown royalties and other Crown charges. In addition, the Manager receives, through its ownership of 100% of the shares of APF Energy, an amount equal to 1% of the royalty income payable to the Trust from the income generated by the oil and gas properties of APF Energy. No additional royalty based amount is payable to the Manager with respect to the oil and gas properties held by APF Energy Limited Partnership. Management fees are deducted in computing royalty income payable to the Trust, to the extent not paid from the residual income of APF Energy.

Management fees and other amounts paid in 2001 were $3.4 million, including $1.5 million for the management fee based on net production revenue from the oil and gas properties of APF Energy, $1.6 million for acquisition and disposition structuring fees and $0.3 million pursuant to an amount the Manager receives which is equal to 1% of the royalty income payable to the Trust.

General and Administrative Costs

The Manager is also currently entitled to reimbursement for general and administrative costs. General and administrative costs are deducted in computing royalty income. General and administrative costs have, to date, generally been charged to APF Energy, APF Energy Limited Partnership and the Trust by the Manager based on time spent and direct costs incurred in fulfilling the obligations of the Manager to APF Energy, APF Energy Limited Partnership and the Trust pursuant to the APF Management Agreement, the GP Management Agreement and the Trust Management Agreement respectively.

The Manager was reimbursed approximately $2.250 million for general and administrative costs pursuant to the APF Management Agreement and the Trust Management Agreement for the one-year period ended December 31, 2001.

Acquisition and Disposition Fees

The Manager is paid an acquisition fee equal to 1.5% of the purchase price of any properties acquired by APF Energy and APF Energy Limited Partnership. In the event that the interest of APF Energy or APF Energy Limited Partnership in the properties or a portion thereof is sold, the Manager will, pursuant to the APF Management Agreement and the GP Management Agreement, receive a disposition fee equal to 1.5% of the sale price of the properties sold, provided that no such fee shall be payable from proceeds of disposition of properties which were acquired within one year of such disposition nor on properties acquired with the proceeds of a divestiture made within one year of the acquisition on which a fee has been paid.

The Manager received a fee pursuant to the APF Management Agreement of approximately $1.6 million in connection with the acquisition of properties in the 2001 calendar year. This fee has been capitalized and is included in the adjusted purchase prices of the properties.

REMUNERATION OF DIRECTORS OF APF ENERGY

The Chairman of APF Energy is paid an annual retainer of $10,000 and $1,000 per board meeting (for conference calls, $500 if the meeting exceeds one hour and $250 in any other case) and $500 per committee meeting attended, plus expenses of attending such meetings. Each of the other Directors of APF Energy, with the exception of those who are employees of the Manager, receives an annual retainer of $5,000. Payment for attendance at meetings and expenses of attending such meetings are payable on the same basis as for the Chairman. In the fiscal year of the Trust ended December 31, 2001, a total of $56,000 in fees was paid to the independent Directors of APF Energy. No additional fees are paid to directors in their capacity as directors of the General Partner.

In connection with the Internalization Transaction and having regard to the demands on members of the Special Committee, each member of the Special Committee will be paid a one-time retainer of $5,000 (the Chairman will receive $10,000) and $1,000 for each meeting of the Special Committee attended either in person or by telephone conference.

ACQUISITIONCO AND SHARE CAPITAL OF ACQUISITIONCO

Acquisitionco was incorporated pursuant to the laws of Alberta. The directors of Acquisitionco are Donald Engle, William Dickson and Daniel Mercier, the members of the Special Committee.

Acquisitionco has authorized for issuance an unlimited number of common shares of which 100 common shares are issued and outstanding and held by the Trust. The holders of common shares have the right: (i) to vote at any meeting of the shareholders of Acquisitionco; (ii) to receive dividends as and when declared by Acquisitionco on the common shares, and subject to the rights, privileges, restrictions and conditions attaching to any other class of shares expressed to rank in priority to the common shares; and (iii) the right to receive the remaining property of Acquisitionco on dissolution, liquidation, winding-up or other distribution of the assets among the shareholders for the purpose of winding-up the affairs of Acquisitionco, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares expressed to rank in priority to the common shares.

Immediately following the Internalization Transaction, it is intended that Acquisitionco will be amalgamated with the Manager and APF Energy.

OTHER MATTERS

The Manager knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement have been approved by the board of directors of the Manager on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED November 18, 2002

APF ENERGY TRUST
By: APF Energy Management Inc.

(Signed) "Martin Hislop"
Chief Executive Officer

(signed) "Alan MacDonald"
Chief Financial Officer

SCHEDULE "A"

INTERNALIZATION TRANSACTION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Internalization Transaction, as defined and described in the Information Circular - Proxy Statement of the Trust dated November 18, 2002 (the "Information Circular") be and is hereby authorized, approved, ratified and confirmed and the Trust is hereby authorized to do, directly or indirectly, the following:

(a) acquire, indirectly through Acquisitionco, all of the issued and outstanding shares of the Manager for $9.250 million (subject to adjustment for the working capital of the Manager), payable by $2.875 million in cash and the issuance of an aggregate of 608,185 Trust Units, upon the terms and conditions set out in the Share Purchase Agreement;

(b) issue an aggregate of 53,665 Trust Units to the Specified Officers at a purchase price of $10.482 per Trust Unit for aggregate consideration of $562,516, upon the terms and conditions set out in the Share Purchase Agreement;

(c) execute and deliver all agreements and other documents and instruments and to take all such other actions provided for, or contemplated by, the Internalization Transaction, the Share Purchase Agreement or the Information Circular, as any member of the Special Committee may determine necessary or desirable to implement the Internalization Transaction, such determination to be conclusively evidenced by the execution and delivery of such agreements and other documents and instruments or the taking of any such actions; and

(d) amend the Trust Indenture, the APF Management Agreement, the Trust Management Agreement, the APF Royalty Agreement, the Acquisition Royalty Agreement, as applicable, and amend or terminate the remaining Management Agreements and any other material contracts as may be necessary or desirable, all of which govern the relationships among the Trust, APF Energy, APF Energy Limited Partnership, the General Partner and the Manager, to the extent necessary or desirable for the purpose of facilitating the Internalization Transaction and the proposed subsequent amalgamation among the Manager, APF Energy and Acquisitionco.

2. Any director or officer of APF Energy be and is hereby authorized to execute and deliver all documents, on behalf of the Trust or APF Energy, and to do all other acts and things necessary or desirable to give effect to these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

3. Notwithstanding that these resolutions have been passed by Unitholders of the Trust, the directors of APF Energy are hereby authorized and empowered, if they decide not to proceed with any of the actions contemplated in the foregoing resolutions, to revoke these resolutions at any time prior to the date such action is taken without further notice or approval of the holders of the Trust Units.

4. All capitalized terms not otherwise defined in this resolution shall have the meaning ascribed thereto in the Information Circular.

SCHEDULE "B"

FAIRNESS OPINION

WORLD MARKETS

9th Floor Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta
Canada T2P 4J7

Tel. 403-260-0500
Fax. 403-260-0524

November 18, 2002

The Special Committee of the
Board of Directors of APF Energy Inc.
Suite 2100, 144 – 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

Dear Sirs:

CIBC World Markets Inc. ("CIBC World Markets", "we", "us" or "our") understands that APF Energy Trust (the "Trust") and 1014621 Alberta Ltd., ("Acquisitionco"), a wholly-owned subsidiary of the Trust, have entered into a share purchase agreement made as of October 29, 2002 (the "Share Purchase Agreement") with APF Energy Management Inc. ("AEMI") and the shareholders of AEMI in respect of a proposed acquisition by Acquisitionco of all of the outstanding shares of AEMI in exchange for $9.25 million in aggregate consideration (the "Consideration"), comprised of cash and trust units of the Trust ("Trust Units") as follows, payable upon closing of the share purchase (the "Internalization Transaction"):

(a) $2,875,000 in cash (subject to working capital adjustment at closing); and

(b) 608,185 Trust Units, valued at $10.482 per Trust Unit (the 10 day volume weighted closing price of the Trust Units on the Toronto Stock Exchange as at October 25, 2002).

We also understand that:

(a) the terms and conditions of the Internalization Transaction and the Share Purchase Agreement are described in detail in the information circular of the Trust, dated the date hereof, which will be mailed to unitholders (the "Information Circular");

(b) completion of the Internalization Transaction will be conditional upon, among other things, approval of greater than 662/3% of the votes cast at the special meeting of holders of Trust Units (the "Unitholders") to be held on December 18, 2002 (the "Meeting") and approval by at least a majority of the votes cast by or on behalf of disinterested Unitholders at the Meeting;

(c) following the Internalization Transaction and the subsequent amalgamation of Acquisitionco, AEMI and APF Energy Inc. ("APF Energy"), (i) the management agreement between AEMI, the Trust and APF Energy regarding the management of APF Energy will cease to be effective, and (ii) the other management agreements between various of AEMI, APF Energy, the Trust and subsidiaries of the Trust, as more fully described in the Share Purchase Agreement will continue to have effect. All of the management agreements referred to in (i) and (ii) are herein collectively referred to as the "Management Agreements"; and

(d) immediately following the closing of the Internalization Transaction, APF Energy, AEMI and Acquisitionco will be amalgamated (the "Amalgamation") with the result that the amalgamated corporation will be a wholly-owned subsidiary of the Trust; and the senior officers and employees of AEMI will become employees of APF Energy.

We understand that the Internalization Transaction is not subject to the formal valuation or minority approval requirements of Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Quebec Securities Commission.

ENGAGEMENT OF CIBC WORLD MARKETS

Effective September 3, 2002, the special committee of the Board of Directors of APF Energy (the "Special Committee") engaged CIBC World Markets as financial advisor to the Special Committee in connection with the Internalization Transaction. The financial advisory services provided by CIBC World Markets to the Special Committee included, among other things, the preparation and delivery to the Special Committee of our opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration to be paid by the Trust pursuant to the Internalization Transaction. We have not been engaged to prepare, and have not prepared, a formal valuation or appraisal of the Trust Units or any of the assets, liabilities or shares of AEMI or the Trust, and our Opinion should not be construed as such.

CIBC World Markets has acted as an underwriter of offerings of Trust Units in the past and we have, from time to time, provided financial advisory services to the Trust. As a full-service financial institution, CIBC World Markets and its affiliates act as trader and dealer, both as principal and agent, in all major financial markets in Canada and the United States and, as such, may trade in securities of the Trust.

CIBC World Markets will be paid a fee for delivery of this opinion to the Special Committee. In addition, the Trust has agreed to indemnify CIBC World Markets in respect of certain liabilities that could arise in connection with its engagement as financial advisor.

CREDENTIALS OF CIBC WORLD MARKETS

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

SCOPE OF REVIEW

In connection with rendering the Opinion, we have considered and relied upon, among other things, the following:

Public Disclosure for the Trust

i) Audited consolidated financial statements of the Trust as at and for the years ended December 31, 2001, 2000 and 1999, and annual reports of the Trust for the years then ended;

ii) Interim unaudited consolidated financial statements and reports of the Trust for the quarters ended March 31, 2002 and June 30, 2002;

iii) Annual information forms of the Trust for the years ended December 31, 2001, 2000, and 1999;

iv) Final short form prospectuses of the Trust dated February 1, 2002 and June 21, 2001;

v) Final long form prospectus of the Trust dated February 16, 2001, as amended;

vi) Information circulars for annual and special meetings of Unitholders held on June 3, 2002, June 6, 2001 and May 26, 2000;

vii) The Notice of Special Meeting and Notice of Petition and Information Circular of Kinwest Resources Inc. regarding the arrangement among Kinwest Resources Inc., 981647 Alberta Ltd., APF Energy and the Trust, dated May 1, 2002;

viii) Public information related to the business, operations, financial performance and trust unit trading histories of the Trust, other selected oil and gas royalty trusts and public companies we considered relevant; and

ix) The Trust's indenture, royalty agreements, limited partnership agreement, unanimous shareholders agreement and Management Agreements, including any amendments to those agreements provided to us by the Trust or its counsel.

Reserve and Other Evaluation Information of the Trust

i) The evaluation report, effective January 1, 2002 of Gilbert Laustsen Jung Associates Ltd. ("GLJ") independent engineering consultants of Calgary, Alberta, regarding the petroleum and natural gas reserves of the Trust (the "Trust Evaluation Report");

ii) The evaluation report, effective October 1, 2001, of GLJ regarding the petroleum and natural gas reserves of Kinwest Resources Inc. and its joint venture partners acquired by the Trust in acquisitions announced on April 17, 2002 (the "Kinwest Evaluation Report"); and

iii) The mechanical update to the Trust Evaluation Report and the Kinwest Evaluation Report, effective October 1, 2002, as prepared by GLJ.

Agreements and Reports Related to AEMI and the Internalization Transaction:

i) The Information Circular;

ii) The Share Purchase Agreement;

iii) Audited financial statements of AEMI as at and for the years ended March 31, 2002 and 2001;

iv) A letter from AEMI to the Special Committee dated September 3, 2002, pertaining to, among other things, the Internalization Transaction; and

v) A letter from the Special Committee to AEMI dated September 26, 2002, pertaining to, among other things, the Internalization Transaction.

Other Information, Interviews and Discussions

i) Financial and operating information, including internal management forecasts, with respect to the Trust;

ii) Discussions with staff and management of the Trust and AEMI regarding actual and expected financial results, future budgets and business plans, current and future development projects, and abandonment and site reclamation obligations;

iii) Information regarding various hedging contracts, outstanding litigation and contingent liabilities of the Trust and outstanding litigation and contingent liabilities of AEMI;

iv) Due diligence meetings with senior officers of AEMI, legal counsel to the Trust, the auditors of the Trust and the Trust's independent engineering consultants, regarding certain business, operations, legal and other matters;

v) A letter of representation addressed to us and dated the date hereof, as to matters of fact relevant to the Internalization Transaction from senior officers of APF Energy on behalf of the Trust and senior officers of AEMI, as to the completeness and accuracy of the information upon which this Opinion is based;

vi) Discussions with the Special Committee and legal counsel to the Special Committee; and

vii) Such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.

ASSUMPTIONS AND LIMITATIONS

Our Opinion is subject to the assumptions, explanations and limitations described below.

With your concurrence, we have relied upon, and have assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by AEMI, APF Energy, the Trust and their respective affiliates and advisors pursuant to our engagement and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior management of APF Energy and AEMI have represented to us, in a letter dated the date hereof, that, among other things, the information, data and other materials (financial and otherwise) (the "Information") provided to us by or on behalf of the Trust, APF Energy and AEMI, respectively, was complete, true and correct at the date the Information was so provided, continues to be complete, true and accurate, and that since the date of all such Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Trust, APF Energy, AEMI or any of their affiliates, no material change has occurred in the Information or any part thereof, and there has been no change of any material fact which is of a nature as to render the Information untrue or misleading.

We have also assumed that the Internalization Transaction will be completed in accordance with the Share Purchase Agreement and that, except as disclosed in the Information Circular under the headings "Retention Bonus and Executive Employment Agreements", and "Escrow Agreements", no incremental salary, benefit, retention or other compensation costs for the AEMI Shareholders or the employees of AEMI who will become employees of APF Energy as a result of the Amalgamation, will be required as a result of the Internalization Transaction.

Prior to our engagement, the Special Committee determined that: (a) the Trust wished to continue receiving management services substantially similar to the services provided by AEMI pursuant to the Management Agreements; and (b) any transaction involving the acquisition of AEMI should retain the key employees of AEMI. Consequently, we were not asked, as part of our financial advisory services or in our Opinion, to consider any alternatives to the Internalization Transaction, including soliciting proposals from third parties to replace AEMI as manager of the Trust, APF Energy and their subsidiaries or terminating the Management Agreements.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Trust and AEMI as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of the Trust and AEMI and their advisors and consultants, and with members of the Special Committee. Our Opinion has been provided to the Special Committee for its use only and may not be relied upon by any other person, published or disclosed to any third party without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any Unitholder as to how such holder should vote at the Meeting. In addition, we are not expressing any opinion as to the market price or value of the Trust Units after completion of the Internalization Transaction.

The Opinion is given as of the date hereof and CIBC World Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of CIBC World Markets after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof and prior to the completion of the Internalization Transaction, CIBC World Markets reserves the right to change, modify or withdraw the Opinion.

In our analyses and in connection with the preparation of this Opinion, we have made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Internalization Transaction, and additionally, we have assumed that all of the conditions required to implement the Internalization Transaction will be satisfied.

APPROACH TO FAIRNESS

In assessing the fairness, from a financial point of view, of the Consideration payable to AEMI Shareholders pursuant to the Internalization Transaction, CIBC World Markets considered the proforma impact of the Internalization Transaction on the cash flow, distributions and net asset value per Trust Unit under several hypothetical scenarios. We also completed a discounted cash flow analysis, where we compared the Consideration to the present value of future fees payable pursuant to the Management Agreement under several hypothetical scenarios. We also completed a review of certain precedent internalization transactions in the energy trust sector and considered various qualitative factors. The above analyses and reviews supported our fairness conclusion.

In arriving at our fairness conclusion, we have not attributed any particular weight to any specific analysis or factors considered by us, but rather have made qualitative judgements based on our experience in rendering such opinions and on the circumstances and information as a whole.

CONCLUSION

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration payable by the Trust to the AEMI Shareholders pursuant to the Internalization Transaction is fair, from a financial point of view, to the Trust.

Yours truly,
CIBC WORLD MARKETS INC.

CIBC World Markets Inc

SCHEDULE "C"

BORROWING RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Trust Indenture be amended to include as a specific power and authority of the Trustee in Section 7.2 of the Trust Indenture the following:

> "Without limit as to amount, to issue any type of debt securities or convertible debt securities and to borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for other expenses incurred in connection with the Trust and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so awarded or indebtedness incurred, mortgage, pledge, assign or grant a security interest in any money owing to the Trust or engage in any other means of financing the Trust or to give guarantees on behalf of the Trust or any other person, including any subsidiary of the Trust."

and to include such specific power and authority as a responsibility specifically delegated to APF Energy Inc. under Section 8.2 of the Trust Indenture.

2. The Trustee and the board of directors of APF Energy Inc. are hereby authorized to:

   (a) settle the form of the amendments to the Trust Indenture in accordance with the foregoing resolution;

   (b) effect all such further and consequential amendments to the Trust Indenture and other Material Contracts of the Trust (as defined in the Trust Indenture) and to cause all such further agreements to be entered into and such further documents to be executed or amended as they may consider necessary or desirable to give effect to and fully carry out the intent of the foregoing resolution.

3. Any officer or director of APF Energy Inc. be and is hereby authorized and directed, for and on behalf of the Trust, to execute and deliver all documents and do all such other acts and things as he or she may determine to be necessary or desirable to give effect to this resolution; provided that notwithstanding that this resolution is approved by the Unitholders, the board of directors of APF Energy Inc. may, at their discretion, revoke this special resolution before it is acted upon without further approval or authorization of the Unitholders.

APPENDIX I

INFORMATION CONCERNING THE TRUST

TABLE OF CONTENTS

SELECTED ABBREVIATIONS AND DEFINITIONS

In this Appendix I to the Information Circular, the abbreviations and terms set forth below have the meanings indicated:

"GJ"	Gigajoule = 0.95 mmbtu
"md"	millidarcy
"NGLs"	natural gas liquids
"bbls"	barrels
"mbbl"	1,000 barrels
"bbl/d"	barrels per day
"mstb"	thousand standard barrels
"mcf"	1,000 cubic feet
"mmcf"	1,000,000 cubic feet
"bcf"	1,000,000,000 cubic feet
"mcf/d"	one thousand cubic feet per day
"mmcf/d"	one million cubic feet per day
"BTU"	British thermal unit
"mmbtu"	one million BTUs
"boe"	barrels of oil equivalent
"mboe"	1,000 barrels of oil equivalent
"boe/d"	barrels of oil equivalent per day
"m"	meters
"km"	kilometers

Note: For the purposes of this document, six mcf of natural gas and one bbl of NGL each equal one bbl of oil, such conversion not being based on either price or energy content.

"APF Partnership" means APF Energy Limited Partnership.

"ARC" means Alberta Royalty Tax Credit.

"Deferred Purchase Obligation" means the ongoing obligation of the Trust to pay to APF Energy and APF Partnership, as applicable, to the extent of the Trust's available funds, the amount of the adjusted purchase price for additional Canadian resource property acquired by APF Energy and APF Partnership and of certain designated capital expenditures, as partial consideration for the royalty granted by such parties to the Trust.

"Warrant" means warrants of the Trust, each whole warrant entitling the holder thereof to acquire one Trust Unit of the Trust until May 30, 2003 in exchange for $10.65.

All dollar amounts are stated in Canadian dollars except where otherwise stated.

FORWARD LOOKING STATEMENTS

This Information Circular contains or incorporates by reference forward looking statements. All statements other than statements of historical fact included or incorporated by reference in this Information Circular that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as:

- oil and natural gas reserve quantities and the discounted present value of these reserves;
- the amount and nature of our capital expenditures;
- plans for drilling wells;
- prices for oil and natural gas produced;
- timing and amount of future production;

- operating and other costs;
- expectations regarding the ability to raise capital and to continually add reserves through acquisitions and developments;
- business strategies and plans of management; and
- prospect development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including:

- the impact of general economic conditions;
- industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of our oil and natural gas production, and changes in governmental regulation of the oil and natural gas industry, including environmental regulation;
- uncertainty of estimates of oil and natural gas reserves;
- impact of competition, availability and cost of seismic, drilling and other equipment;
- operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- the timing and success of integrating the business and operations of acquired companies.

These factors should not be considered exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this Information Circular.

APF ACQUISITION TRUST

APF Acquisition Trust is an open-end unincorporated commercial trust. APF Acquisition Trust was formed pursuant to a trust agreement dated May 30, 2002. This trust is wholly-owned by the Trust. The asset of APF Acquisition Trust is a 99% interest in the APF Partnership. The head and principal office of APF Acquisition Trust is located at 2100, 144 - 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF ENERGY LIMITED PARTNERSHIP

APF Partnership is a limited partnership formed in the Province of Alberta. APF Partnership was formed pursuant to a limited partnership agreement dated May 23, 2002, as amended and restated. 990009 Alberta Inc. is the general partner with a 1% interest in the partnership and APF Acquisition Trust, through its trustee, is the limited partner with a 99% interest in the partnership. APF Partnership was formed for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. The head and principal office of APF Partnership, and its registered office is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

INTERCORPORATE RELATIONSHIPS

The following diagram describes the flow of cash from the oil and gas properties to the Trust and from the Trust to the Unitholders, prior to giving any effect to the Internalization Transaction.


Unitholders
Cash Distributions
Management Services
APF Energy Trust
APF Acquisition Trust, by its trustee
APF Energy Management Inc.
Cash flow in the form of Royalties
990009 Alberta Inc.
Management Services
Limited Partner (99%)
Cash flow in the form of Royalties
Management Services
APF Energy Inc. holds oil and gas assets to generate cash flow
Portion of cash flow withheld to fund:
APF Energy Limited Partnership holds oil and gas assets to generate cash flow
General Partner
1%
- Reclamation Fund
- Deferred Purchase Obligation amounts
- Reasonable investment purposes

RECENT DEVELOPMENTS

Acquisition of Kinwest Resources Inc. and Sellco

On May 30, 2002, APF Energy acquired all of the common shares of Kinwest and its joint venture partner, Sellco, in accordance with an arrangement agreement dated April 16, 2002 among the Trust, APF Energy and Kinwest and a share purchase agreement dated April 16, 2002 among the Trust, APF Energy and the vendors of the shares of Sellco. The aggregate consideration was approximately $57 million. The purchase price was satisfied by the payment of approximately $13.0 million in cash and the issuance by the Trust of 3,385,510 Trust Units at a deemed price of $10.15 per Trust Unit, together with 1,692,755 Warrants. APF also assumed Kinwest's debt, net of working capital, of approximately $9.8 million. At the time the acquisition added approximately 2,000 boe/d of production in southeast Saskatchewan and Alberta, approximately 85% of which is operated. On May 30, 2002, APF Energy, Kinwest and Sellco, were amalgamated, with the resulting entity continuing to carry on business under the name "APF Energy Inc.".

Acquisition of Oil and Gas Property by APF Partnership

On May 30, 2002 APF Partnership made its initial acquisition of oil and gas properties for approximately $25 million. These properties were originally acquired by APF Energy from Kinwest and Sellco and an immediate disposition was made to APF Partnership. See "Recent Developments – Acquisition of Kinwest Resources Inc. and Sellco". Payment for the properties was made by the issue of a promissory note and the issue of one limited partnership unit to APF Energy.

APF Partnership has entered into a royalty agreement dated May 30, 2002 whereby it granted a Royalty on its oil and gas properties to the Trust, in consideration for which the Trust agreed to make payment of the Deferred Purchase Obligation. APF Partnership also entered into a management agreement dated May 30, 2002 with the Manager pursuant to which the Manager provides administrative and advisory services and is entitled to payment of fees on a substantially similar basis to the fees paid by APF Energy to the Manager.

Amendment of Credit Facilities

APF Energy executed a credit agreement dated July 19, 2001 amended as of July 31, 2001, March 13, 2002 and May 30, 2002 with a syndicate of Canadian resident financial institutions. The total facility is $100 million, comprised of a revolving demand credit facility. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the greater of the bank's prime rate and an average annual rate, plus the applicable margin from 0.125% to 1.5%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 with fees based on the applicable margin from 1.125% to 2.5%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 at the U.S. base rate plus the applicable margin from 0.125% to 1.5%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 at the LIBOR rate plus the applicable margin from 1.125% to 2.5%; and (v) Letters of Credit and Letters of Guarantee in amounts not less than $500,000 with a fee from 1.125% to 2%. The "applicable margin" is based on a sliding scale tied to APF Energy's debt to cash flow ratio. The availability of the facility is limited to the borrowing base as determined from time to time by the lenders, which at June 30, 2002 was $100 million. The credit facility is secured by a $175,000,000 principal amount demand debenture containing a first fixed charge on the oil and natural gas properties of APF Energy and a floating charge on all of the other property of APF Energy and a general assignment of book debts from APF Energy registered in all provinces where it carries on business. The credit facility is also secured by an unlimited guarantee from each of APF Partnership, its General Partner and the Trust, together with a $175,000,000 principal amount fixed and floating charge demand debenture and a general assignment of book debts from APF Partnership and its General Partner and a pledge of all of the limited partnership units of APF Partnership held by the Trust. As well, all amounts owing by APF Energy and APF Partnership (including the Royalty) has been subordinated and postponed to amounts owing under the credit facility.

Acquisition of Paddle River Property

APF Energy has entered into an agreement to purchase properties with primarily gas production in the Paddle River area of West Central Alberta for $24.2 million. The effective date of the transaction is October 1, 2002 with closing scheduled for early December. This acquisition will add 1,015 boe/d, comprised of 5,000 mcf/d of natural gas and 182 bbls/d of liquids. A compressor optimization project at the Paddle River Gas Plant will increase production by approximately 970 mcf/d gas and 46 bbls/d liquids production net to APF Energy. Paddle River is proximal to APF Energy's Sakwatamau property and is characterized by year round access, favorable transaction metrics, low operating costs and is located near major oil and gas infrastructure. This transaction includes approximately 44,600 acres of land with an average working interest of 65%, and offers development potential with the Pekisko and the Nordegg formations being the major productive horizons.

Other Issues

The Trust has received a comment letter from the Alberta Securities Commission ("Commission") regarding certain accounting items. The Commission is questioning whether the Manager's 1.5% capital acquisition fee should be expensed rather than capitalized and whether the purchase of an oil and gas company should be accounted for as a business acquisition rather than the purchase of assets. Management believes that it has accounted for these items correctly, however, the Commission may require adjustments for these items when they have resolved all issues related to these comments.

INFORMATION CONCERNING KINWEST AND THE SELLCO PROPERTIES

Principal Producing Properties

The following is a description, by area, of the principal producing oil and natural gas properties acquired by APF Energy on its acquisition of Kinwest and Sellco. APF Energy now operates the properties that were operated by Kinwest at the date of acquisition. Approximately 85% of this production and reserve base is now operated by APF Energy. The interest of Kinwest and Sellco in these properties was evaluated by Gilbert Laustsen Jung Associates Ltd., independent petroleum engineering consultants of Calgary, Alberta ("GLJ") in their report originally dated November 30, 2001 and made effective October 1, 2001 and mechanically updated to October 1, 2002 in a report dated September 23, 2002 (the "Kinwest/Sellco Reserve Report"). The Kinwest/Sellco Reserve Report does not take into account any development or optimization initiatives on the properties acquired from Kinwest or Sellco since October 1, 2001, but production from the properties since that date has been backed out of the reserve data. All reserve data presented under this heading is based on the Kinwest/Sellco Reserve Report. Reference should be made to the Kinwest/Sellco Reserve Report and the assumptions and other valuation criteria referred to in the "Oil and Natural Gas Reserves" section below.

Major Properties, Southeast Saskatchewan

APF Energy operates and holds working interests in six properties focused in southeast Saskatchewan. The combined ownership by Kinwest and Sellco was 48% to 100%. Approximately 86% of the Kinwest/Sellco reserve base was located in southeast

Saskatchewan. Production facilities are in place on the properties located at Alameda, Arcola, Buffalo Head, Handsworth, Macoun and Workman. All properties produce Mississippian oil and have future development potential. APF Energy holds minor interests in four non-operated properties at Benson, Ingoldsby, McTaggart and Wilmar, of which Benson has future development potential. Southeast Saskatchewan represented 82% of 2001 year end exit rate production and 86% of established reserves for Kinwest and Sellco.

Alameda, Saskatchewan

APF Energy operates the Central and North Alameda units with a 100% working interest plus eight non-unit wells with 75% to 100% working interests, respectively. APF Energy also has non-operated working interests of 20.9% in the Alameda Midale Beds Voluntary Unit #1, and an 18.8% to 59.4% working interest in three other wells. The Alameda North and Central units produce from eighteen wells drilled into the Midale zone. Both units are water flooded with nine injection wells. Kinwest refurbished the existing battery facilities in 1996. The property produces approximately 195 bbl/d.

Kinwest drilled four vertical and two horizontal non-unit wells and one horizontal well with a sidetrack leg within the Central unit. Several potential vertical and horizontal non-unit and unit area drilling locations plus recompletion opportunities exist for both the Midale and Frobisher zones.

Arcola, Saskatchewan

APF Energy has a 48.3% working interest and operates nine producing oil wells that are pipeline connected to a battery located in 15-21-8-3 W2M. Battery facilities include a treater, saltwater disposal system and oil storage. Saltwater is disposed at 13-22-8-3 W2M. Oil is sold by shipping via pipeline from the lease and gas conserved and sold through the Steelman gas plant. Production is obtained from the Alida Beds and is characterized as stable, high quality and long term. Production from the property is 105 bbl/d.

Upside potential exists through two additional proposed horizontal infill wells in different Alida stratigraphic zones on the interest lands. One additional horizontal location is located near the lease boundary and will require pooling with the offsetting interest owners.

Buffalo Head, Saskatchewan

The Buffalo Head property is 100% owned and operated by APF Energy. The main battery is located at 1-24-7-5 W2M, where oil produced from the Frobisher Alida zone is sold via pipeline, gas is conserved and sold, and water is disposed at 6-13-7-5 W2M. Oil and water emulsion from five single wells batteries is trucked to the main battery for processing and sale. Buffalo Head produces 60 bbl/d.

Several Alida horizontal development infill and lower risk exploration step-out well locations have been identified on interest lands using 3-D seismic. In 2001 additional lands were purchased by Kinwest offsetting the producing acreage, which require further 3-D seismic coverage to evaluate Mississippian drilling potential.

Handsworth, Saskatchewan

APF Energy holds a 100% working interest at both the North and South Handsworth areas that produce medium quality Alida oil. North Handsworth has 23 oil wells, five shut-in wells and one water disposal well. South Handsworth produces from six oil wells, has one shut-in well and one water disposal well. At North Handsworth, produced fluids are treated at a battery at 9-36-10-8 W2M and at the battery at 7-21-10-7 W2M in the South Handsworth pool area. Facilities at both locations include emulsion treating oil and water storage and water disposal. Water is disposed at 11-25-10-8 W2M and 7-21-10-7 W2M respectively. Solution gas is not conserved. Kinwest drilled one new and two re-entry horizontal wells at North Handsworth and one new and one horizontal re-entry well at South Handsworth. The Handsworth area produces 265 bbl/d.

Based on 3-D seismic evaluation, up to seven potential horizontal development locations exist. Three new and two re-entry horizontal drilling locations exist at North Handsworth, and two new horizontal development locations could be drilled at South Handsworth. A reservoir simulation study conducted in 1997 by an independent engineering consultant suggests that significant production and incremental reserves may be obtained at North Handsworth by implementing a water flood injection scheme and continuing the infill drilling program.

Macoun, Saskatchewan

The Macoun property produces medium gravity Mississippian Midale zone oil from seven horizontal and six vertical wells and Winnipegosis oil from one non-operated oil well. APF Energy operates the wells and battery facilities and holds a 100% working interest. The main battery is located at 8-22-4-9 W2M with a satellite facility at 4-23-4-9 W2M. Oil is shipped via pipeline and gas conserved. The majority of production and reserves are obtained from the Vuggy zone. Two older Vuggy horizontal wells also produce Marly zone oil from perforations through casing of the original Vuggy horizontals. Kinwest drilled two Marly horizontal wells in the original pool area and one Vuggy re-entry horizontal. Three new Vuggy horizontal wells have also been drilled in the eastern area of the interest lands in the Macoun Midale pool. The Macoun area produces 465 bbl/d.

The three new Vuggy horizontal wells are drilled into a structurally high and fault isolated compartment of the pool that has near original condition reservoir pressure versus the lower, depleted pressure encountered in the wells on owned lands at the western side of the pool. The recent drilling, combined with 3-D seismic reprocessing and interpretation confirms a potentially high productivity and reserves multi-horizontal well and water flood Midale Vuggy development project.

Upside potential exists in the Macoun pool area. In the east area of the interest lands, up to eight new horizontal, one vertical and one horizontal re-entry infill development locations may be drilled. In the west pool area, two potential Marly and one Vuggy horizontal location have been identified using 3-D seismic.

Workman, Saskatchewan

APF Energy operates the Workman Voluntary Unit #3 with a 72.5% interest. Effective January 1, 2000 Kinwest acquired operatorship of the offsetting 9-24 non-unit battery with a 100% working interest. The unit produces Mississippian, Frobisher zone light oil and is comprised of a battery at 11-25-1-32 W1M and 22 producing wells and four shut-in wells. Kinwest acquired its interest in 1999 and subsequently obtained regulatory approval for a water flood. In 2000 a water source well was completed and tested, four wells converted to inject water into the Frobisher zone and injection facilities installed at the battery. In 2001 a horizontal well was drilled within the unit. Upside potential exists through the water flood and up to seven additional potential Frobisher horizontal wells. Current production is 165 bbl/d.

Major Properties, Alberta

APF Energy holds interests in two operated properties in the Brazeau River area in west Central Alberta. Both properties produce oil and gas from the Basal Belly River formation and have further development drilling, recompletion and water flood potential.

Peco, Alberta

At Peco, APF Energy operates and holds working interests ranging from 50% to 100% in two and one-quarter sections of land. APF Energy also holds a 37.8% non-operated interest in two and three-quarters sections of land. The property is developed with 15 oil and gas wells producing primarily from the basal Belly River "C" and "K", and also from the "H", "J" and "O" pools. Solution gas is conserved and sold through a partly owned facility at 11-15-47-15 W5M. Kinwest equipped and tied-in one gas well, reactivated one oil well and recompleted one non-producing oil zone in an existing oil well. Upside potential exits in recompleting the "C" and "K" zones in certain wells and by horizontal infill drilling of both the "C" and "K" zones and ultimately by water flood to provide pressure maintenance to enhance production and recoverable reserves. Peco produces 155 boe/d.

Nipac, Alberta

Nipac produces from the basal zone of the Belly River "E" and "F" pools. APF Energy operates and holds a 100% working interest in nine oil wells, two gas wells and two shut-in wells plus a royalty in three non-operated wells. Kinwest equipped and tied-in two Belly River oil wells, one Belly River gas well and one Rock Creek gas well in February 1999. Kinwest later acquired and reprocessed a 3-D seismic program that showed several infill drilling and pool extension opportunities. Kinwest drilled a successful horizontal re-entry well at 14-26-48-14 W5M. Six to eight potential new and re-entry horizontal infill drilling locations could be drilled as well as implementation of a water flood to increase production and recoverable reserves. Nipac produces 100 boe/d.

Summary of Principal Properties of Kinwest and Sellco

The following is a summary of the principal properties acquired through Kinwest and Sellco as at October 1, 2002.

Kinwest and Sellco Principal Properties	Average Working Interest (%)	Field Operator(s)	Kinwest/Sellco Established Reserves(1) (Mboe)	Number of Gross Wells (Producing)(2)	Number of Net Wells (Producing)(3)
Saskatchewan					
Arcola	48%	APF Energy	513	10(9)	4.8(4.3)
Alameda	83%	APF Energy /Midale	1088	40(37)	33.2(30.7)
Handsworth	100%	APF Energy	1324	35(29)	35.0(29.0)
Macoun	100%	APF Energy /Pennwest	1421	15(12)	15.0(12.0)
Buffalo Head	100%	APF Energy	376	11(10)	11.0(10.0)
Workman	73%	APF Energy	920	29(25)	21.2(18.3)
Other	9%	Various	396	81(72)	7.3(6.5)
			6,038	221(194)	127.5(110.8)
Alberta					
Nipac	100%	APF Energy	232	13(11)	13.0(11.0)
Peco	54%	APF Energy /Signalta	484	15(12)	8.1(6.5)
Other	34%	Various	313	25(22)	8.5(7.5)
			1,029	53(45)	29.6(25.0)
TOTAL			7,066	274(239)	157.1(135.8)

Notes:

(1) Established Reserves represent proven plus risked probable reserves.
(2) The figures in brackets under the column indicate the number of producing wells.
(3) Net producing wells are the number of gross producing wells multiplied by the working interest of APF Energy in the wells.

Oil and Natural Gas Reserves – Kinwest and Sellco Properties

GLJ prepared the Kinwest/Sellco Reserve Report which is summarized in the tables below. See "Principal Producing Properties". **The present worth values of probable reserves have been reduced by 50% to reflect the degree of risk associated with the recovery of such reserves. It should not be assumed that the estimated present worth values of net production revenue contained in the following tables represents the fair market value of the reserves. All evaluations have been stated prior to any provision for income taxes and general and administrative costs. There is no assurance that the price and cost assumptions contained in the constant price and cost and escalating price and cost assumption cases will be attained and variances could be material.**

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Escalating Price Assumptions)

	Kinwest/Sellco Interest in Reserves						Present Worth of Future Net Pre-Tax Cash Flows			
	Crude oil (mstb)		Natural gas (mmcf)		Natural gas liquids (mstb)		Undis-counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net	($000)	10%	15% ($000)	20%
Proved										
Producing	3,838	3,322	1,961	1,609	40	28	56,891	34,450	29,478	26,034
Non-Producing	1,296	1,154	574	464	10	7	20,609	13,404	11,441	9,995
Total Proved	5,134	4,476	2,535	2,073	50	35	77,500	47,854	40,919	36,029
(Risked)										
Probable Additional	1,361	1,156	532	431	10	7	21,525	9,336	7,353	6,124
TOTAL	6,495	5,632	3,067	2,504	60	42	99,025	57,190	48,272	42,153

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Constant Price Assumptions)

	Kinwest/Sellco Interest in Reserves						Present Worth of Future Net Pre-Tax Cash Flows			
	Crude oil (mstb)		Natural gas (mmcf)		Natural gas liquids (mstb)		Undis-	Discounted at		
	Gross	Net	Gross	Net	Gross	Net	counted	10%	15%	20%
							($000)		($000)	
Proved										
Producing	3,888	3,356	2,024	1,662	43	30	85,482	49,914	41,881	36,338
Non-Producing	1,341	1,191	602	486	11	7	30,884	19,703	16,730	14,562
Total Proved	5,229	4,547	2,626	2,148	54	37	116,366	69,617	58,611	50,900
(Risked)										
Probable Additional	1,391	1,176	558	451	10	8	30,435	13,225	10,388	8,623
TOTAL	6,620	5,723	3,184	2,599	64	45	146,801	82,842	68,999	59,523

Notes:

(1) As a result of rounding, certain column amounts may not add to the corresponding total amount set out in the tables.

(2) "Crude Oil" is a mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

"Natural Gas" refers to the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

"Natural Gas Liquids" refer to those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

"Gross Reserves" means the total of the Kinwest/Sellco working interests and/or royalty interests share of reserves before deducting royalties owned by others.

"Net Reserves" means the total of the Kinwest/Sellco working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

"Royalties" refers to royalties paid to others. The royalties deducted from the reserves are based on the royalty percentage calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price the price forecasts for the individual properties in question have been employed.

"Proved Reserves" means those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

"Probable Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

"Possible Reserves" means those reserves which cannot be classified as either proved or probable at the present time because of relatively high uncertainty but which could reasonably be expected to be recovered with additional successful drilling and/or optimum production performance.

"Proved Producing Reserves" means those proved reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

"Proved Non-Producing Reserves" means those reserves that are not classified as producing.

(3) The escalated price and cost case assumes the continuance of current laws and regulations and any increases in selling prices also accounts for inflation. The product price forecasts used are as follows:

Natural Gas
Effective October 1, 2002

Year	US Gulf Coast Gas Price @ Henry Hub Constant 2002 $ $US/mmbtu	US Gulf Coast Gas Price @ Henry Hub Then Current $US/mmbtu	Midwest Price @ Chicago Then Current $US/mmbtu	AECO-C Spot Then Current $Cdn/mmbtu	Alberta Plant Gate Spot Constant 2002 $ $/mmbtu	Alberta Plant Gate Spot Then Current $/mmbtu	Alberta Plant Gate ARP $/mmbtu	Alberta Plant Gate Aggregator $/mmbtu	Alberta Plant Gate Alliance $/mmbtu	Saskatchewan Plant Gate SaskEnergy $/mmbtu	Saskatchewan Plant Gate Spot $mmbtu	Sumas Spot $US/mmbtu	British Columbia CanWest Plant Gate $/mmbtu	British Columbia Spot Plant Gate $/mmbtu	Sulphur FOB Vancouver $US/LT	Alberta Sulphur at Plant Gate $Cdn/LT
Forecast																
2002 Full Year	3.20	3.20	3.25	4.00	3.85	3.85	3.70	3.45	3.60	3.95	4.05	2.65	3.55	3.85	27.25	-0.60
2002 Q4	3.75	3.75	3.90	5.05	4.85	4.85	4.65	4.20	4.55	4.80	5.05	3.50	4.80	5.00	31.00	5.00
2003	3.70	3.75	3.90	5.05	4.80	4.85	4.75	4.45	4.45	4.90	5.05	3.50	4.70	4.90	31.50	5.00
2004	3.50	3.60	3.80	4.70	4.35	4.50	4.45	4.35	4.15	4.60	4.70	3.35	4.45	4.50	35.00	8.50
2005	3.50	3.65	3.90	4.70	4.30	4.50	4.50	4.50	4.10	4.65	4.70	3.40	4.50	4.50	40.00	14.50
2006	3.50	3.70	3.95	4.70	4.25	4.50	4.50	4.50	4.15	4.65	4.70	3.45	4.50	4.50	45.00	21.00
2007	3.50	3.75	4.00	4.70	4.20	4.50	4.50	4.50	4.20	4.65	4.70	3.45	4.50	4.50	46.00	22.00
2008	3.50	3.80	4.05	4.70	4.10	4.50	4.50	4.50	4.30	4.65	4.70	3.45	4.50	4.50	47.00	23.50
2009	3.50	3.90	4.10	4.75	4.10	4.55	4.55	4.55	4.35	4.70	4.75	3.50	4.55	4.55	48.00	25.00
2010	3.50	3.95	4.20	4.80	4.10	4.60	4.60	4.60	4.45	4.75	4.80	3.55	4.60	4.60	49.00	27.00
2011	3.50	4.00	4.25	4.90	4.10	4.70	4.70	4.70	4.55	4.85	4.90	3.60	4.70	4.70	50.00	28.00
2012	3.50	4.05	4.30	4.95	4.10	4.75	4.75	4.75	4.60	4.90	4.95	3.65	4.75	4.75	51.00	29.50
2013+	3.50	+1.5%/yr	+1.5%/yr	+1.5%/yr	4.10	+1.5%/yr				Escalate at 1.5% per year					+1.5%/yr	

Notes:

(a) Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
(b) The plant gate price represents the price before raw gas gathering and processing charges are deducted.
(c) Spot refers to weighted average one month price.

Crude Oil
Effective October 1, 2002

Year	Exchange Rate $US/$Cdn	West Texas Intermediate Crude Oil at Cushing Oklahoma Constant 2002$ $US/bbl	West Texas Intermediate Crude Oil at Cushing Oklahoma Then Current $US/bbl	Brent Blend Crude Oil FOB North Sea Constant 2002 $ $US/bbl	Brent Blend Crude Oil FOB North Sea Then Current $US/bbl	Light, Sweet Crude Oil (40 API, 0.3% S) at Edmonton Constant 2002 $ $Cdn/bbl	Light, Sweet Crude Oil (40 API, 0.3% S) at Edmonton Then Current $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Constant 2002 $ $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Constant 2002 $ $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0% S) at Cromer Constant 2002 $ $Cdn/bbl	Medium Crude Oil (29 API, 2.0% S) at Cromer Then Current $Cdn/bbl	Alberta Natural Gas Liquids (Then Current Dollars) Spec Ethane $Cdn/bbl	Edmonton Propane $Cdn/bbl	Edmonton Butane $Cdn/bbl	Edmonton Pentanes Plus $Cdn/bbl
2002 Full Year	0.640	25.75	25.75	24.75	24.75	39.75	39.75	32.50	32.50	27.25	27.25	34.75	34.75	17.00	20.50	26.00	40.00
2002 Q4	0.640	28.00	28.00	26.50	26.50	42.75	42.75	34.75	34.75	29.25	29.25	36.75	36.75	17.00	24.75	30.75	43.25
2003	0.650	23.75	24.00	22.25	22.25	35.50	36.00	29.00	29.50	24.25	24.50	32.00	32.50	17.00	23.25	24.25	36.50
2004	0.670	20.50	21.00	19.00	19.50	29.50	30.50	23.75	24.50	19.00	19.50	26.25	27.00	15.75	19.50	20.50	31.00
2005	0.690	20.00	21.00	18.75	19.50	28.25	29.50	23.00	24.00	18.50	19.25	25.25	26.50	15.75	18.50	19.50	30.00
2006	0.700	20.00	21.25	18.50	19.75	27.75	29.50	22.50	24.00	18.25	19.25	25.00	26.50	15.75	18.50	19.50	30.00
2007	0.700	20.00	21.75	18.75	20.25	27.75	30.00	22.75	24.50	18.25	19.75	25.00	27.00	15.75	19.00	20.00	30.50
2008	0.700	20.00	22.00	18.75	20.50	28.00	30.50	22.75	25.00	18.50	20.25	25.25	27.50	15.75	19.50	20.50	31.00
2009	0.700	20.00	22.25	18.75	20.75	28.00	31.00	23.00	25.50	18.75	20.75	25.25	28.00	15.75	19.75	21.00	31.50
2010	0.700	20.00	22.50	18.75	21.00	28.00	31.50	23.00	26.00	18.75	21.25	25.25	28.50	16.00	20.25	21.50	32.00
2011	0.700	20.00	23.00	18.75	21.50	28.00	32.00	23.25	26.50	19.00	21.75	25.25	29.00	16.25	20.50	22.00	32.50
2012	0.700	20.00	23.25	18.75	21.75	28.00	32.50	23.25	27.00	19.25	22.25	25.50	29.50	16.50	20.75	22.50	33.00
2013+	0.700	20.00	+1.5%/yr	18.75	+1.5%/yr	28.00	+1.5%/yr	23.25	+1.5%/yr	19.25	+1.5%/yr	25.50	+1.5%/yr		Escalate at 1.5% per year		

Notes:

(4) Operating and capital costs were escalated from 2001 base levels at 1.5% per annum.
(5) Economic forecasts were prepared for each property on a before income tax basis.
(6) Alberta gas cost allowance and Jumping Pound allowances on remaining undepreciated capital basis were included in the economic evaluation. Mineral taxes on freehold interests were also included.
(7) Royalty credits under the ARC plan have been included in the analysis at the property level where individual wells qualify for ARC.
(8) Field administrative expenses payable by Kinwest/Sellco were included in the operating cost forecasts of the properties. Office administrative expenses and overhead recovery were not included in the above analysis.
(9) Estimates for well abandonments, facility abandonment and site restoration have not been included in the above analysis.
(10) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the Kinwest/Sellco Reserve Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted.

Production History

The following table summarizes the working interest production of oil, condensate and natural gas from the properties acquired from Kinwest and Sellco for the periods indicated.

	Five Months Ended May 31, 2002	Years Ended December 31		
		2001	2000	1999
Oil and NGLs (bbls)	267,211	583,348	456,902	265,277
Average Daily Production (bbl/d)	1,770	1,598	1,252	727
Natural Gas (mcf)	226,820	576,179	579,437	730,000
Average Daily Production (mcf/d)	1,502	1,578	1,588	2,000
Total Petroleum Substances (boe)	305,014	679,378	553,475	386,944
Average Daily Production (boe/d)	2,020	1,861	1,516	1,060

Estimated Production

The following table summarizes the working interest production of oil, condensate and natural gas for the periods indicated, as derived from the Kinwest/Sellco Reserve Report.

	Years Ending December 31			
	Q4 2002	2003	2004	2005
Oil and NGLs (bbls)	172,000	700,000	565,000	462,000
Average Daily Production (bbl/d)	1,889	1,917	1,548	1,266
Natural Gas (mcf)	131,000	426,000	313,000	261,000
Average Daily Production (mcf/d)	1,439	1,167	858	715
Total Petroleum Substances (boe)	194,000	771,000	617,000	506,000
Average Daily Production (boe/d)	2,129	2,111	1,691	1,385

Notes:

(1) The above production figures relate to the Kinwest/Sellco (now APF Energy) corporate interest. Sellco production is approximately 44% of the interest set forth above. Production for acquired properties is included from the date of acquisition and production from properties disposed is included only to the date of disposition.

(2) The Kinwest/Sellco Reserve Report estimates production for future years, based on Proved Reserves, as set forth above. Estimated future production will not necessarily represent actual amounts. GLJ relied on information provided by Kinwest (now APF Energy). Long term estimates are less reliable than estimates made for the short term.

Producing Wells

The number of wells on the principal properties in which Kinwest and Sellco had an interest as at October 1, 2002 and which they considered capable of production are set out in the following table:

	Producing(1)(6)				Shut-in(2)				Other(5)	
	Oil		Gas		Oil		Gas			
	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)
TOTAL	227	132	12	4	11	1	2	0	22	20

Notes:

(1) Information provided by APF Energy, based on information in the Kinwest/Sellco Reserve Report.
(2) "Shut-in" wells means wells which are not producing but which APF Energy considers to be capable of production.
(3) "Gross" wells means the number of wells on the properties in which APF Energy has an interest.
(4) "Net" wells means the number of gross wells multiplied by the net working interest share of APF Energy therein.
(5) "Other" wells include injection wells, disposal wells and service wells.
(6) All wells that are assigned Proved Non-Producing Reserves are within economic distance of gathering systems, pipelines or other means of transportation.

Undrilled Acreage

No value has been attributed to undeveloped acres of the properties of Kinwest and Sellco as follows: 37,800 gross (24,600 net) acres in Saskatchewan and 10,120 gross (5,470 net) acres in Alberta.

EFFECT OF THE ACQUISITIONS ON THE TRUST/APF ENERGY

Selected Financial and Pro-Forma Financial Information

The following table sets out certain financial information for the Trust and APF Energy, Kinwest and the Sellco Properties, Alliance and the Saskatchewan Properties and pro-forma consolidated financial information for the Trust/APF Energy after giving effect to the acquisition of Kinwest, Sellco, Alliance and the Saskatchewan Properties and certain other adjustments. **The following information should be read in conjunction with the unaudited Pro-Forma Consolidated Financial Statements of the Trust set forth under "Pro-Forma Statements".**

	For the year ended December 31, 2001				
	The Trust/APF Energy	Alliance[1]	Saskatchewan Properties[1]	Kinwest/Sellco Properties	Pro-Forma Consolidated
($ thousands)	(audited)[3]	(audited)[3]	(audited)[3]	(audited)[3]	(unaudited)
Oil and natural gas sales (net of royalties)	54,675	4,104	6,792	18,302	83,873
Operating expenses	13,086	721	2,291	5,547	21,645
Operating income for the year	13,319	2,288	4,653	9,147	17,793

	For the six month period ended June 30, 2002		
	The Trust/APF Energy	Kinwest/Sellco Properties[2]	Pro-Forma Consolidated
($ thousands)	(unaudited)	(unaudited)	(unaudited)
Oil and natural gas sales (net of royalties)	29,670	8,204	37,875
Operating expenses	8,306	1,959	10,265
Operating income for the period	3,090	2,253	4,611

See pro-forma statements for adjustments.

Notes:

(1) Financial information for Alliance is for the three months ended February 28, 2001 and for the Saskatchewan Properties is for the four months ended April 30, 2001.
(2) Financial information for Kinwest/Sellco is for the five months ended May 30, 2002.
(3) Financial information, while not audited, is obtained from audited financial statements.

The pro-forma information does not include acquisitions that are not deemed to be significant acquisitions (including the proposed Internalization Transaction).

Selected Actual Operational Information

The following table sets forth certain operational information with respect to the Trust and APF Energy and Kinwest and the Sellco Properties as at and for the periods indicated.

	APF Energy[2]	Kinwest/Sellco Properties
Proved Reserves[1][2]		
(before royalties)		
Crude oil and NGLs (mbbl)	11,740	5,185
Natural gas (mmcf)	44,141	2,535
Established Reserves[1][2]		
(before royalties)		
Crude oil and NGLs (mbbl)	13,545	6,555
Natural gas (mmcf)	50,984	3,067
Present Worth Value of Reserves ($000)[1][2]		
(Escalated Prices, 10% discount rate)		
Proved Reserves	142,611	47,854
Established Reserves	157,867	57,190
Production		
(before royalties, year ended December 31, 2001)[2]		
Crude oil and NGLs (bbl/d)	4,271	1,598
Natural gas (mcf/d)	15,529	1,578
Oil equivalent (boe/d at 6 mcf/boe)	6,936	1,861
Production		
(before royalties, six months ended June 30, 2002)[3]		
Crude oil and NGLs (bbl/d)	4,630	1,475
Natural gas (mcf/d)	17,876	1,252
Oil equivalent (boe/d at 6 mcf/boe)	7,609	1,683
Undeveloped Land Holdings		
(net acres, as at December 31, 2001)	109,513	30,070

Notes:

(1) The proven and probable reserve volumes and values for the properties of Kinwest and Sellco are based upon the Kinwest/Sellco Reserve Report and for APF Energy are based upon a report of GLJ effective January 1, 2002, as summarized in the AIF.

(2) APF Energy includes Alliance and the Saskatchewan Properties.

(3) APF Energy includes Kinwest/Sellco Properties for the month of June 2002.

TRADING HISTORY

The outstanding Trust Units are listed and posted for trading on the TSX under the trading symbol "AY.UN". The following table sets forth the high and low closing prices and the aggregate volume of trading of the Trust Units as reported by the TSX for the periods indicated.

	Price Range		
Period	High ($)	Low ($)	Volume
2000			
First Quarter	8.20	7.05	331,771
Second Quarter	8.70	7.00	466,103
Third Quarter	9.45	8.10	815,800
Fourth Quarter	10.40	8.50	906,341
2001			
First Quarter	10.70	9.65	2,540,424
Second Quarter	13.40	9.62	3,803,100
Third Quarter	11.50	9.01	2,424,493
Fourth Quarter	10.65	8.75	2,874,300
2002			
First Quarter	10.99	9.35	4,023,753
Second Quarter	11.19	10.08	4,366,545
July	10.80	10.11	1,736,176
August	10.89	10.27	697,071

Period	Price Range High ($)	Price Range Low ($)	Volume
September	10.68	10.39	1,181,344
October	10.71	9.70	1,298,700
November 1 - 15	10.37	9.85	628,113

On November 15, 2002, the closing price of the Trust Units on the TSX was $9.89.

COMBINED CAPITALIZATION OF THE TRUST AND APF ENERGY

The following table sets forth the capitalization of the Trust and APF Energy as at June 30, 2002 and as at September 30, 2002.

	Authorized	As at June 30, 2002 (unaudited)	As at September 30, 2002 (unaudited)
Bank Debt(1)	$100,000,000	$63,000,000	$61,000,000
Common Shares	Unlimited	10	10
Trust Units(2)(3)	500,000,000	$205,657,834 (22,267,068 Trust Units)	$205,673,287 (22,268,734 Trust Units)

Notes:

(1) As at the date hereof, APF Energy has a syndicated credit facility to a maximum of $100 million, to be reviewed annually, with the next review to be conducted between April 30, 2003 and June 30, 2003. Amounts borrowed are available as an operating demand loan by way of Canadian dollar loans, Bankers' Acceptances, U.S. dollar loans, LIBOR loans and Letters of Credit and Letters of Guarantee. See "Recent Developments – Amendment of Credit Facilities". As at September 30, 2002, $61.0 million was drawn under APF Energy's operating demand loan. Security for amounts outstanding is provided by an assignment of material natural gas contracts and a demand debenture in the face amount of $175,000,000 containing a first fixed charge on the oil and natural gas properties of APF Energy and a first floating charge on all of its other properties. A general assignment of book debt is also registered in all provinces of operation of APF Energy.

(2) The Trust has also issued 253,362 options to purchase Trust Units to directors, officers and employees of APF Energy and the Manager. The existing option plan has been replaced by a Trust Unit Incentive Rights Plan (the "Incentive Plan"), approved by Unitholders at the annual general and special meeting held June 6, 2001. Details of the Incentive Plan are as set forth in the Circular, which is incorporated by reference in this Information Circular. See "Documents Incorporated by Reference". 375,433 rights have been issued under the Incentive Plan as at the date hereof.

(3) The Trust has also issued Warrants to acquire 1,692,755 Trust Units as partial payment for all of the shares of Kinwest and Sellco.

(4) On a combined cumulative basis, distributions exceeded retained earnings by $59,315,942 and accumulated future income taxes totaled $50,605,466 as at June 30, 2002.

(5) As at June 30, 2002, the combined Unitholders' equity consisted of $205.7 million of net capital contributions, (plus $31,067,766 of retained earnings less $90,383,708 of cumulative royalty distributions declared).

RISK FACTORS

The following are certain factors related to the business of the Trust.

Business of APF Energy and APF Partnership

Purchase of Royalty

The price paid for the purchase of the Royalty in the properties of APF Energy and APF Partnership (which are collectively referred to as "APF Energy" in this section entitled "Risk Factors") is based on engineering and economic assessments made by independent petroleum engineers. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, NGLs and sulphur and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the properties, APF Energy, the Manager and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas, NGLs and sulphur from those anticipated at the time of making those assessments will affect the return on the value of the Trust Units. In addition, all of those assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than attributed to the Properties.

Dependence on Operators of the Properties and on Management

Distributable income, as it relates to the Royalty, is directly dependent on the continuing production of petroleum substances from the properties of APF Energy, which, in turn, is dependent in part on the managerial ability of the operators of the properties and other working interest owners. Parties other than APF Energy may be the operators of the properties and APF Energy will only have a vote in respect of the management of the properties to the extent of its working interest therein. To the extent that an operator does not appropriately perform its obligations, or the majority of the working interest owners' interests differ from those of APF Energy, income from the properties and therefore the Royalty could be reduced.

As a result of its conversion to open-end status, the Trust may make acquisitions that represent significant new businesses for it, unrelated to the Royalty. Unitholders are currently entirely dependent on the Manager and the Trust in respect of all matters relating to the properties of APF Energy, the administration of the Royalty and to other investments of the Trust.

Environmental Concerns

The operation of oil and natural gas wells involves a number of natural hazards which may result in environmental damage, blow-outs or other unexpected or dangerous conditions resulting in damage to APF Energy's property or other properties that may be acquired and possible liability to third parties. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of clean-up orders. Although APF Energy has established a reclamation fund for the purpose of funding its future environmental and reclamation obligations, there can be no assurance that the reclamation fund will be sufficient to satisfy all such obligations.

APF Energy maintains liability insurance, where available, covering risks and in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent such insurance is available. Pursuant to agreements with third party operators, those operators are responsible for maintaining insurance coverage consistent with industry standards. APF Energy or other entities in which the Trust invests may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Further, liabilities may exceed the amount of insurance held. Costs incurred to repair such damage and pay such liabilities will reduce distributable income of the Trust and may make the continued operation of APF Energy's and such other entities' business uneconomic or impossible.

Price of Petroleum Substances

APF Energy's results of operations and financial condition, and therefore the amounts paid to the Trust pursuant to the Royalty, are dependent on the prices received for its oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Trust or its management. Any decline in oil or natural gas prices could have a material adverse effect on APF Energy's operations, financial condition, economically producible reserves and the opportunities for the development of its oil and natural gas reserves. Management of APF Energy intends to enter into hedging transactions at appropriate times to manage the risk associated with oil and natural gas price fluctuations. The Manager may also manage the risk associated with changes in foreign exchange rates by causing APF Energy to, from time to time, enter into forward foreign exchange contracts. To the extent that APF Energy engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counterparties with which it contracts. Distributable income of the Trust will therefore be sensitive to prevailing oil and natural gas prices.

Nature of Trust Units

Securities such as the Trust Units share certain attributes common to both equity securities and debt instruments. The Trust Units do not represent a traditional investment in the oil and natural gas industry and should not be viewed by investors as shares in APF Energy or other entities in which the Trust invests. The Trust Units are created pursuant to the Trust Indenture and represent a fractional interest in the Trust. Unitholders are not afforded the same rights and protections as are typically afforded to shareholders of a corporation under corporate legislation, including rights of dissent or the ability to seek relief from a court on the grounds of oppression or unfairness.

The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

Income Tax Considerations and Government Regulation

There can be no assurance that income tax laws and government incentive programs relating to mutual fund trusts and the oil and natural gas industry, to the extent they impact on the status of the Trust and the resource allowance, will not be changed in a manner which will adversely affect the Unitholders.

The Trust qualifies as a mutual fund trust and intends to continue to so qualify. Accordingly, Trust Units are qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the Tax Act.

Although the Trust intends to continue to qualify as a mutual fund trust and adhere to the foreign content limits, there are no assurances that the Trust will do so.

Borrowings of APF Energy

APF Energy currently has the right, subject to certain guidelines, to borrow funds for general corporate purposes including capital expenditures and to enable it to purchase oil and gas properties, and to pay the capital costs of properties and to secure such loans in priority to the Royalty. It is contemplated that additional credit facilities for new affiliates or subsidiaries of the Trust will be entered into from time to time. Amounts paid in respect of interest and principal on debt incurred in respect of the oil and gas properties of APF Energy and other assets or entities owned from time to time reduce distributable income of the Trust. APF Energy currently has a syndicated credit facility in the amount of $100 million, of which $63 million was drawn as of June 30, 2002. See "Combined Capitalization of the Trust and APF Energy". Borrowings, if any, variations in interest rates and scheduled principal repayments may affect the return on investment for Unitholders. Properties or other assets may be sold or realized on by the bankers of APF Energy, or otherwise disposed of if revenues are not sufficient to meet these obligations. In addition, the ability of APF Energy to borrow to make purchases or fund capital costs will depend on the availability of credit on terms acceptable to it.

Delay in Cash Distributions

Although distributable income of the Trust is paid monthly, such distributable income will not necessarily reflect accrued distributable income in such month, but rather an estimate of the actual amounts received or receivable for the period and the amount of the "Trust Reserve", being the reserve maintained out of distributable income to fund the Deferred Purchase Obligation or for other investment purposes. In addition to the usual delays in payment by purchasers of oil and natural gas to the operator of the properties of APF Energy and from the operator to APF Energy, payments between any such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to gathering systems, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment of reserves for such expenses. The timing and amount of required capital expenditures will directly affect cash distributions to Unitholders.

Potential Conflicts of Interest

There may be situations in which the interests of the Manager or any new manager of assets or entities of the Trust will conflict with those of the Unitholders, however such conflicts will be removed in the event that the Internalization Transaction is completed, as proposed. Neither the Manager nor its management carry on their full time activities on behalf of APF Energy or the Trust and, when acting on behalf of others, may at times act in contradiction to or in competition with the interests of APF Energy or the Trust. In resolving such conflicts, the Manager or any other manager of assets or entities of the Trust will be obliged to act in good faith with a view to the best interests of the Unitholders.

Circumstances may arise where members of the board of directors of APF Energy serve as directors or officers of corporations which are in competition to the interests of APF Energy or the Trust. No assurances can be given that opportunities identified by such board members will be provided to APF Energy or the Trust.

Depletion of Reserves on Properties

The Trust has certain unique attributes, which differentiate it from other traditional oil and natural gas companies. Distributable Income, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and NGLs reserves. APF Energy does not reinvest cash flow in the same manner as traditional oil and natural gas companies. Accordingly, absent capital injections, APF Energy's initial production levels and reserves will decline.

APF Energy's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on APF Energy's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, APF Energy's reserves and production will decline over time as reserves are produced.

There is strong competition relating to all aspects of the oil and natural gas industry. APF Energy actively competes for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than APF Energy.

There can be no assurance that the Manager, on behalf of APF Energy, (or the proposed internalized management team) will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives. The Royalty owned by the Trust will have no value when reserves from the properties of APF Energy can no longer be economically produced and, as a result, absent cash flow from other assets or entities owned by the Trust, Unitholders will have to obtain income and the return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, APF Energy's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that APF Energy is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income of the Trust will be reduced.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally and any liability will be limited to and satisfied only out of the assets of the Trust. The principal investment of the Trust is made pursuant to the royalty agreement which governs payment of the Royalty to the Trust, which contains such provisions. Notwithstanding these provisions, Unitholders may not be protected from liabilities of the Trust to the same extent that a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

LEGAL PROCEEDINGS

There are no material legal proceedings to which APF Energy or the Trust are subject or which are known by the Manager or APF Energy to be contemplated.

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2001

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have reviewed as to the compilation only, the accompanying pro-forma consolidated statements of operations and cash distributions of APF Energy Trust for the year ended December 31, 2001 which have been prepared for inclusion in the Information Circular dated November 18, 2002. In our opinion, the pro-forma consolidated statements of operations and cash distributions have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1 and 2 to the December 31, 2001 pro-forma consolidated financial statements.

(Signed) *PricewaterhouseCoopers LLP*
Chartered Accountants

Calgary, Alberta
November 18, 2002

APF Energy Trust

Pro-Forma Consolidated Statement of Operations
(Unaudited)
December 31, 2001

	APF Energy Trust Year Ended December 31, 2001 $	Kinwest Year Ended December 31, 2001 $	Sellco Year Ended December 31, 2001 $	Combined Kinwest and Sellco Year Ended December 31, 2001 $	Alliance Energy Inc. Three Months Ended February 28, 2001 $	Saskatchewan Acquisition Four Months Ended April 30, 2001 $	Combined $	Adjustments $ (2(a))	Total $
Revenue									
Oil and natural gas	68,038,666	12,610,237	9,526,604	22,136,841	5,260,905	8,289,280	103,725,692	-	103,725,692
Royalties expense, net of ARC	(13,363,789)	(2,160,880)	(1,673,464)	(3,834,344)	(1,156,759)	(1,497,333)	(19,852,225)	-	(19,852,225)
Other operating revenue	1,885,657	-	-	-	-	152,053	2,037,710	-	2,037,710
	56,560,534	10,449,357	7,853,140	18,302,497	4,104,146	6,944,000	85,911,177	-	85,911,177
Expenses									
Operating	13,086,271	3,128,812	2,418,332	5,547,144	720,591	2,290,667	21,644,673		21,644,673
General and administrative - net	3,360,236	441,964	-	441,964	229,580	-	4,031,780	889,954(vi)	4,921,734
Management fee	1,503,291	-	-	-	-	-	1,503,291	727,685(iii)	2,230,976
Interest on long-term debt	3,047,933	464,566	-	464,566	100,550	-	3,613,049	(725,963)(ii)	2,887,086
Capital and other taxes	1,172,302	-	-	-	-	-	1,172,302	329,234(iv) 342,958(vii)	1,844,494
Depletion and amortization	19,778,736	2,544,504	-	2,544,504	765,642	-	23,088,882	9,246,034(i)	32,334,916
Site restoration	1,292,645	157,738	-	157,738	-	-	1,450,383	804,014(v)	2,254,397
	43,241,414	6,737,584	2,418,332	9,155,916	1,816,363	2,290,667	56,504,360	11,613,916	68,118,276
Income before taxes	13,319,120	3,711,773	5,434,808	9,146,581	2,287,783	4,653,333	29,406,817	(11,613,916)	17,792,901
Provision for income taxes (recovery)									
Current	-	880,892	-	880,892	1,204,687	-	2,085,579	(1,756,345)(iv) (329,234)(viii)	-
Future	(5,173,528)	660,651	-	660,651	-	-	(4,512,877)		(4,512,877)
	(5,173,528)	1,541,543	-	1,541,543	1,204,687	-	(2,427,298)	(2,085,579)	(4,512,877)
Income for the year before minority interest	18,492,648	2,170,230	5,434,808	7,605,038	1,083,096	4,653,333	31,834,115	(9,528,337)	22,305,778
Minority interest	348,984	-	-	-	-	-	348,984	174,998	523,982
Net income for the year	18,143,664	2,170,230	5,434,808	7,605,038	1,083,096	4,653,333	31,485,131	(9,703,335)	21,781,796
Net income per share/unit – Basic	1.44	.33							0.98
Net income per share/unit - Diluted	1.44	.31							0.98

APF Energy Trust
Pro-Forma Consolidated Statement of Cash Distributions
(Unaudited)
December 31, 2001

	APF Energy Trust Year Ended December 31, 2001 $	Kinwest Year Ended December 31, 2001 $	Sellco Year Ended December 31, 2001 $	Combined Kinwest and Sellco Year Ended December 31, 2001 $	Alliance Energy Inc. Three Months Ended February 28, 2001 $	Saskatchewan Acquisition Four Months Ended April 30, 2001 $	Combined $	Adjustments $	Total $
								(2(a))	
Oil and natural gas sales	68,038,666	12,610,237	9,526,604	22,136,841	5,260,905	8, 289,280	103,725,692	-	103,725,692
Other operating revenue	1,885,657	-	-	-	-	152,053	2,037,710	-	2,037,710
Gross overriding royalties and lessor's royalties	(6,128,274)	(1,005,609)	(845,951)	(1,851,560)	(534,887)	(226,063)	(8,740,784)	-	(8,740,784)
	63,796,049	11,604,628	8,680,653	20,285,281	4,726,018	8,215,270	97,022,618	-	97,022,618
Less									
Operating costs	13,086,271	3,128,812	2,418,332	5,547,144	720,591	2,290,667	21,644,673	-	21,644,673
General and administrative expense	2,893,732	441,964	-	441,964	229,580	-	3,565,276	889,954(vi)	4,455,230
Management fees	1,503,291	-	-	-	-	-	1,503,291	727,685(iii)	2,230,976
Debt services charges	3,047,933	464,566	-	464,566	100,550	-	3,613,049	(725,963)(ii)	2,887,086
Abandonment fund contribution	425,000	-	-	-	-	-	425,000	-	425,000
Capital and other taxes	1,172,302	-	-	-	-	-	1,172,302	329,234(iv) 342,958(vii)	1,844,494
Capital expenditures	16,224,837	-	-	-	-	-	16,224,837	-	16,224,837
Drawdown on credit facilities	(16,224,837)	-	-	-	-	-	(16,224,837)	-	(16,224,837)
	22,128,529	4,035,342	2,418,332	6,453,674	1,050,721	2,290,667	31,923,591	1,563,868	33,487,459
Income subject to the Royalty	41,667,520	7,569,286	6,262,321	13,831,607	3,675,297	5,924,603	65,099,027	(1,563,868)	63,535,159
99% of income subject to the Royalty	41,250,845	7,493,593	6,199,698	13,693,291	3,638,544	5,865,357	64,448,037	(1,548,229)	62,899,808
Crown charges net of ARC	(7,163,159)	(1,143,718)	(819,238)	(1,962,956)	(621,872)	(1,258,557)	(11,006,544)	-	(11,006,544)
General and administrative costs of the Trust	(466,504)	-	-	-	-	-	(466,504)	-	(466,504)
Distributable income	33,621,182	6,349,875	5,380,460	11,730,335	3,016,672	4,606,800	52,974,989	(1,548,229)	51,426,760
Repayment of capital/Working capital reserve	3,689,669	(6,349,875)	(5,380,460)	(11,730,335)	(3,016,672)	(4,606,800)	(15,664,138)	19,353,807(viii)	3,689,669

APF Energy Trust
Pro-Forma Consolidated Statement of Cash Distributions
(Unaudited)
December 31, 2001

	APF Energy Trust Year Ended December 31, 2001 $	Kinwest Year Ended December 31, 2001 $	Sellco Year Ended December 31, 2001 $	Combined Kinwest and Sellco Year Ended December 31, 2001 $	Alliance Energy Inc. Three Months Ended February 28, 2001 $	Saskatchewan Acquisition Four Months Ended April 30, 2001 $	Combined $	Adjustments $	Total $
								(2(a))	
Cash available to be distributed	37,310,851	-	-	-	-	-	37,310,851	17,805,578	55,116,429
Cash distributed to date	34,973,269	-	-	-	-	-	34,973,269	17,805,578	52,778,847
Cash distribution payable	2,337,582	-	-	-	-	-	2,337,582	-	2,337,582
Actual/deemed cash distribution declared per unit	2.98	-	-	-	-	-	-	-	2.48

1. Basis of presentation

The pro-forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Alliance Energy Inc. ("Alliance"), including the Saskatchewan Properties and the purchase of Kinwest and a corporation ("Sellco") newly formed to acquire properties held by joint venture partners of Kinwest. Alliance, Kinwest and Sellco are involved in oil and gas exploration, development and production in Canada. The pro-forma consolidated financial statements have been prepared from information derived from the December 31, 2001 audited consolidated historical financial statements of the Trust, the February 28, 2001 unaudited financial statements of Alliance, (as filed with applicable regulatory authorities), the April 30, 2001 Saskatchewan Properties' unaudited schedule of revenues and operating expenses (as set out in the prospectus of the Trust dated June 21, 2001), the Kinwest December 31, 2001 audited financial statements, the December 31, 2001 audited schedule of revenues, royalties and operating expenses of Sellco and the assumptions set out in note 2 below. The pro-forma statements also give effect to the funds raised by prospectus and private placement in 2001 and the February 1, 2002 prospectus.

The Trust, Alliance and Saskatchewan Properties' financial information is incorporated by reference from filed documents of the Trust.

The Saskatchewan Properties were acquired by Alliance on April 30, 2001 following the Trust's acquisition of Alliance on April 11, 2001. The pro-forma consolidated statements of operations and cash distributions give effect to those transactions as if they occurred January 1, 2001.

The Kinwest and Sellco shares were acquired on May 30, 2002 through a plan of arrangement with respect to Kinwest and a share purchase agreement with respect to Sellco.

The pro-forma consolidated financial statements do not give effect to any purchases of any assets which do not meet the significant test rules as defined by various securities regulations.

The pro-forma consolidated financial statements do not give effect to the potential internalization of management transaction. If the transaction is completed, the related payments will be capitalized to the extent there is a continuing benefit to the Trust and expensed to the extent that amounts are period costs.

The pro-forma consolidated financial statements may not be indicative of the financial position or the results of operations or royalty distribution of the Trust which will be obtained upon completion of the arrangement. In preparing the pro-forma financial statements no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the combined assets.

Accounting policies used in the preparation of the pro-forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2001. In the opinion of management, the pro-forma financial statements include all adjustments necessary for fair presentation.

The pro-forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2001, the audited financial statements of Alliance Energy Inc. as at and for the year ended November 30, 2000, the audited financial statements of Kinwest Resources Inc. as at and for the year ended December 31, 2001 and the audited schedule of revenues, royalties and operating costs of Sellco as at and for the year ended December 31, 2001.

APF Energy Trust is an open-ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") will effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF, management fees paid to APF Energy Management Inc. ("APF Management") in respect of the management of APF and the Royalty and debt service charges. The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. Pro-forma adjustments and assumptions

(a) The purchase of Kinwest and Sellco are both included in the Trust's consolidated balance sheet at June 30, 2002 and accordingly, no pro-forma balance sheet has been prepared at December 31, 2001.

(b) The pro-forma consolidated statements of operations and cash distributions have been prepared as if the proposed transactions took place on January 1, 2001.

(i) the purchase price allocated to the Alliance capital assets, the Saskatchewan Properties, the Kinwest Properties and the Sellco properties are amortized on a unit-of-production basis;

(ii) the interest for the change in long-term debt, related to the purchases after the use of cash from the issue of Trust Units has been recorded at 7.5% per annum with no deemed principal repayments (see note 4);

(iii) the 3.5% management fee was charged on net operating cash flow;

(iv) current and future taxes were adjusted to account for income taxes as if the income from the acquired properties subject to the royalty calculation was in effect January 1, 2001. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. Tax and accounting deductions for capital assets in APF Energy have been assumed to be the same;

(v) site restoration is calculated on a unit of production basis using the same rate as for the Trust;

(vi) general and administrative expense for the Saskatchewan Properties is calculated at $0.75 per barrel produced and the administrative cost recovered by Kinwest from Sellco has been eliminated;

(vii) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

(viii) the Pro-Forma Consolidated Statement of Cash Distributions assumes that the working capital reserve drawdown/capital reduction will remain the same as in the Trust for the year ended December 31, 2001. The distributions to royalty unitholders on a per unit basis are based on 22,219,390 Trust Units assumed outstanding for the year.

3. Royalty

The Trust follows the full cost method of accounting whereby all costs of acquiring and developing interests are capitalized.

The Royalty is depleted on the unit-of-production method based on proved reserves.

The cost of Royalty less accumulated depletion is limited to an amount equal to the estimated future net revenue from proved reserves (based on constant prices and costs at the balance sheet date) less estimated future general and administrative, financing and site restoration costs.

4. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 7,139,357 Trust Units were outstanding at December 31, 2000, with additional Trust Units of 2,870,000 issued under the February 16, 2001 prospectus, 430,500 Trust Units under the agents' over-allotment option, 901,599 Trust Units issued as part of the purchase of Alliance Energy Inc., 2,200,000 Trust Units issued under the June 21, 2001 prospectus, 850,000 under the agents' over-allotment option, 1,080,000 in a private placement in October, 2001 and 3,250,000 under the February 1, 2002 prospectus. At December 31, 2001, there were 15,583,880 Trust Units outstanding. There were 3,385,510 Trust Units and warrants to acquire 1,692,755 Trust Units issued as part of the payment for the Kinwest and Sellco shares. The Trust is also authorized to issue an unlimited number of Special Voting Units.

5. Income taxes

The Trust is a taxable trust under the *Income Tax Act* (Canada). The Trust allocates all of its income to its unitholders. Accordingly, no provision has been made for income taxes in the Trust financial statements as income taxes are the responsibility of the individual Unitholders. Income tax provision is booked for the company holding the working interest for the royalty.

6. Other significant accounting policies

See note 2 on the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2001, which are incorporated in this Information Circular by reference.

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2002

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have reviewed as to the compilation only, the accompanying pro-forma consolidated statements of operations and cash distributions of APF Energy Trust for the six months ended June 30, 2002 which have been prepared for inclusion in the Information Circular dated November 18, 2002. In our opinion, the pro-forma consolidated statements of operations and cash distributions have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1 and 2 to the June 30, 2002 pro-forma consolidated financial statements.

(Signed) *PricewaterhouseCoopers LLP*
Chartered Accountants

Calgary, Alberta
November 18, 2002

APF Energy Trust
Pro-Forma Consolidated Statement of Operations
(Unaudited)
June 30, 2002

	APF Energy Trust Six Months Ended June 30, 2002 $	Kinwest Five Months Ended May 30, 2002 $	Sellco Five Months Ended May 30, 2002 $	Combined $	Adjustments (Note 2(b)) $	Total $
Revenue						
Oil and natural gas	37,713,699	5,405,283	4,181,602	47,300,584		47,300,584
Royalties expense, net of ARC	(8,043,282)	(767,278)	(615,417)	(9,425,977)		(9,425,977)
Other operating revenue	722,987	-	-	722,987		722,987
	30,393,404	4,638,005	3,566,185	38,597,594	-	38,597,594
Expenses						
Operating	8,305,936	1,101,075	857,882	10,264,893		10,264,893
Compensation costs arising from sale		2,484,550		2,484,550	(2,484,550) (vi)	-
General and administrative-net	2,061,244	267,332		2,328,576	100,649 (vii)	2,429,225
Management fee	770,671			770,671	218,583 (iii)	989,254
Interest on long-term debt	964,411	152,525		1,116,936	321,464 (ii)	1,438,400
Capital and other taxes	883,962	-		883,962	284,071 (viii)	1,168,033
Depletion and amortization	13,398,402	1,020,087		14,418,489	2,158,074 (i)	16,576,563
Site restoration	918,489	67,060		985,549	134,244 (v)	1,119,793
	27,303,115	5,092,629	857,882	33,253,626	732,535	33,986,161
Operating Income	3,090,289	(454,624)	2,708,303	5,343,968	(732,535)	4,611,433
Provision for income taxes (recovery)						
Current	-	(9,142)	-	(9,142)	165,381 (iv)	-
Future	(3,921,028)	(13,232)	-	(3,934,260)	(156,239) (viii)	(3,934,260)
Income before minority interest	7,011,317	(432,250)	2,708,303	9,287,370	(741,677)	8,545,693
Minority interest	167,668			167,668	49,161	216,829
Net income for the period	6,843,649	(432,250)	2,708,303	9,119,702	(790,838)	8,328,864
Net income per unit - basic and diluted	0.370					0.374

APF Energy Trust
Pro-Forma Consolidated Statement of Cash Distributions
(Unaudited)
June 30, 2002

	APF Energy Trust Six Months Ended June 30, 2002 $	Kinwest Resources Inc. Five Months Ended May 30, 2002 $	Sellco Five Months Ended May 30, 2002 $	Combined $	Adjustments (Note 2(b)) $	Total $
Revenue						
Oil and natural gas	37,713,699	5,405,283	4,181,602	47,300,584	-	47,300,584
Other operating revenue	722,987	-	-	722,987	-	722,987
Gross overriding and lessor's royalties	(3,139,631)	(346,079)	(286,412)	(3,772,122)	-	(3,772,122)
	35,297,055	5,059,204	3,895,190	44,251,449	-	44,251,449
Expenses						
Operating costs	8,305,936	1,101,075	857,882	10,264,893	-	10,264,893
Compensation costs arising from sale		2,484,550	-	2,484,550	(2,484,550) (vi)	-
General and administrative expense	1,974,707	267,332	-	2,242,039	100,649 (vii)	2,342,688
Management fees	770,671	-	-	770,671	218,583 (iii)	989,254
Debt service charges	964,411	152,525	-	1,116,936	321,464 (ii)	1,438,400
Capital expenditures	7,635,752	-	-	7,635,752	-	7,635,752
Drawdown on credit facilities	(7,635,752)	-	-	(7,635,752)	-	(7,635,752)
Abandonment fund contribution	220,000	-	-	220,000	-	220,000
Capital and other taxes	883,962	-	-	883,962	284,071 (viii)	1,168,033
	13,119,687	4,005,482	857,882	17,983,051	(1,559,783)	16,423,268
Income subject to the Royalty	22,177,368	1,053,722	3,037,308	26,268,398	1,559,783	27,828,181
99% of income subject to the Royalty	21,955,595	1,043,185	3,006,935	26,005,715	1,544,185	27,549,900
Crown charges – net of ARC	(4,854,616)	(421,199)	(329,005)	(5,604,820)	-	(5,604,820)
General and administrative costs of the Trust	(86,536)	-	-	(86,536)	-	(86,536)
Distributable income	17,014,443	621,986	2,677,930	20,314,359	1,544,185	21,858,544
Repayment of capital/ (working capital reserve)	485,567	(621,986)	(2,677,930)	(2,814,349)	996,166 (ix)	(1,818,183)
Cash available to be distributed	17,500,010	-	-	17,500,010	2,540,351	20,040,361
Cash distributed to date	14,159,950	-	-	14,159,950	2,540,351	16,700,301
Cash distribution payable	3,340,060	-	-	3,340,060	-	3,340,060
Actual/deemed cash distribution declared per unit	0.900					0.900

1. Basis of Presentation

The pro-forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Kinwest Resources Inc. ("Kinwest") and a corporation ("Sellco") newly formed to acquire properties held by joint venture partners of Kinwest. Kinwest and Sellco are involved in oil and gas exploration, development and production in western Canada. The pro-forma consolidated financial statements have been prepared from information derived from the June 30, 2002 unaudited consolidated historical financial statements of the Trust, the May 30, 2002 unaudited statement of operations of Kinwest and the five month May 30, 2002 unaudited statement of revenue, royalties and operating expenses of Sellco, and the assumptions set out in note 2 below.

The Kinwest and Sellco shares were purchased by the Trust through a plan of arrangement with respect to Kinwest and a share purchase agreement with respect to Sellco, each of which closed on May 30, 2002. The pro-forma consolidated statement of operations gives effect to those transactions as if they occurred January 1, 2002.

The pro-forma consolidated financial statements do not give effect to any purchase of any assets that do not meet the significant test rules as defined by various securities regulators.

The pro-forma consolidated financial statements do not give effect to the recently announced internalization of management transaction. If the transaction is completed, the related payments will be capitalized to the extent there is a continuing benefit to the Trust and expensed to the extent that amounts are period costs.

The pro-forma consolidated financial statements may not be indicative of the financial position or the results of operations or royalty distribution of the Trust which will be obtained upon completion of the arrangements. In preparing the pro-forma consolidated financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the consolidated assets.

Accounting policies used in the preparation of the pro-forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2001. In the opinion of management, the pro-forma financial statements include all adjustments necessary for fair presentation.

The pro-forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2001, the audited financial statements of Kinwest Resources Inc. as at and for the year ended December 31, 2001 and the audited schedule of revenues, royalties and operating costs of Sellco as at and for the year ended December 31, 2001.

The Trust is an open-ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") will effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF, management fees paid to APF Energy Management Inc. ("APF Management") in respect of the management of APF and the Royalty and debt service charges (including principal repayments). The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. Pro-forma adjustments and assumptions

(a) The purchase of Kinwest and Sellco are both included in the Trust's consolidated balance sheet at June 30, 2002 and accordingly, no pro-forma balance sheet has been prepared at June 30, 2002.

(b) The pro-forma consolidated statements of operations and cash distributions have been prepared as if the proposed transactions took place on January 1, 2002.

   (i) the purchase price allocated to the Kinwest capital assets and the Sellco properties are amortized on a unit of production basis;

(ii) the interest for the change of bank debt, related to the purchases after the use of cash from the issue of Trust Units, but excluding the proceeds of this issue, has been recorded at 5% per annum with no deemed principal repayments (see note 4);

(iii) the 3.5% management fee was charged on net operating cash flow;

(iv) current and future taxes were adjusted to account for income taxes as if the income from the acquired properties subject to the royalty calculation was in effect January 1, 2002. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. Tax and accounting deductions for capital assets in APF have been assumed to be the same;

(v) site restoration is calculated on a unit of production basis using the same rate as for the Trust;

(vi) compensation costs in Kinwest arising from the sale of the company have been eliminated;

(vii) general and administrative expense for Sellco is calculated at $0.75 per barrel produced and the administrative cost recovered by Kinwest from Sellco has been eliminated;

(viii) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

(ix) the pro-forma consolidated statement of cash distributions assumes that the working capital reserve drawdown/reduction will be adjusted so that the distributions to Unitholders are not increased on a per unit basis. The distributions to royalty unitholders on a per unit basis are based on 22,267,068 Trust Units assumed outstanding for the period.

3. Royalty

The Trust follows the full cost method of accounting whereby all costs of acquiring and developing interests are capitalized.

The royalty is depleted on the unit-of-production method based on proved reserves.

The cost of the Royalty less accumulated depletion is limited to an amount equal to the estimated future revenue from proved reserves (based on constant prices and costs at the balance sheet date) less estimated future general and administrative, financing and site restoration costs.

4. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 15,583,880 Trust Units were outstanding at December 31, 2001, with additional Trust Units of 3,250,000 issued under the February 1, 2002 prospectus and 3,385,510 Trust Units and warrants to acquire 1,692,755 Trust Units issued as part of the settlement for the Kinwest and Sellco shares. The Trust is also authorized to issue an unlimited number of Special Voting Units.

5. Income taxes

The Trust is a taxable trust under the *Income Tax Act* (Canada). The Trust allocates all of its income to its unitholders. Accordingly, no provision has been made for income taxes in the Trust financial statements as income taxes are the responsibility of the individual Unitholders. Income tax provision is booked for the company holding the working interest for the royalty.

6. Other significant accounting policies

See note 2 on the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2001, which are incorporated in this Information Circular by reference.

INTERIM FINANCIAL STATEMENTS OF KINWEST RESOURCES INC.

Kinwest Resources Inc.
Statement of Operations
(Unaudited)
For the five month period ended May 30, 2002

	$
Revenue	
Oil and natural gas	5,405,283
Royalties	(767,278)
	4,638,005
Expenses	
Operating	1,101,075
Compensation costs arising from sale	2,484,550
General and administrative – net	267,332
Interest on long-term debt	152,525
Depletion and amortization	1,020,087
Site restoration	67,060
	5,092,629
Earnings before income tax	(454,624)
Provision for income taxes (recovery)	
Current	(9,142)
Future	(13,232)
	(22,374)
Net loss for the period	(432,250)

INTERIM FINANCIAL STATEMENTS OF SELLCO

Sellco
Statement of Revenues, Royalties and Operating Expenses
(Unaudited)
For the five month period ended May 30, 2002

	$
Revenue	
Oil and natural gas	4,181,602
Royalties	(615,417)
	3,566,185
Expenses	
Operating	857,882
Operating income	2,708,303

AUDITED OPERATING STATEMENTS FOR SELLCO PROPERTIES

Auditors' Report

To the Directors
Sellco Properties

At the request of Kinwest Resources Inc., we have audited the schedule of revenues, royalties and operating expenses for the year ended December 31, 2001 for the Sellco Properties that are to be purchased by APF Energy Trust under an agreement dated April 16, 2002. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenues, royalties and operating expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for Sellco Properties for the year ended December 31, 2001 in accordance with the basis of accounting disclosed in Note 1.

(Signed) *Meyers Norris Penny LLP*
Chartered Accountants

Calgary, Alberta
April 24, 2002

Sellco Properties
Schedule of Revenues, Royalties and Operating Expenses
For the year ended December 31, 2001

Oil and gas sales	$ 9,526,604
Royalties	(1,673,464)
	7,853,140
Operating expenses	2,418,332
Excess of revenues over royalties and operating expenses	$ 5,434,808

The accompanying notes are an integral part of these financial statements.

1. **Basis of presentation**

The Schedule of Revenues, Royalties and Operating Expenses includes the operating results relating to the Sellco Properties that are to be acquired by APF Energy Trust under an agreement dated April 16, 2002.

The Schedule of Revenues, Royalties and Operating Expenses does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes.

2. **Significant accounting policies**

Revenue recognition

Revenue from the sale of product is recognized upon delivery to the purchasers and recorded net of transportation costs.

Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements.

Operating costs

Operating costs include amounts incurred on extraction of product to the surface, gathering, field processing, treating and field storage.

Joint venture operations

Substantially all of the properties are operated through joint ventures, therefore, the Schedule only reflects Sellco's proportionate interest.

FINANCIAL STATEMENTS OF KINWEST

Auditors' Report

To the Directors
Kinwest Resources Inc.

We have audited the balance sheets of Kinwest Resources Inc. as at December 31, 2001, 2000 and 1999 and the statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001, 2000 and 1999 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) *Meyers Norris Penny LLP*
Chartered Accountants

Calgary, Alberta
March 27, 2002

Kinwest Resources Inc.

Balance Sheets
As at December 31

	2001 $	2000 $	1999 $
Assets			
Current			
Accounts receivable	**1,992,731**	3,387,429	1,540,234
Prepaids	**86,348**	49,153	1,252
	2,079,079	3,436,582	1,541,486
Petroleum and natural gas properties and equipment *(Note 3)*	**25,470,727**	21,861,703	11,119,166
	27,549,806	25,298,285	12,660,652
Liabilities			
Current			
Bank indebtedness	**225,987**	318,747	51,745
Accounts payable	**2,718,570**	5,748,251	2,367,481
Income taxes	**166,757**	678,664	21,691
	3,111,314	6,745,662	2,440,917
Long-term debt *(Note 4)*	**7,700,000**	4,910,000	150,000
Future income taxes *(Note 5)*	**3,650,153**	2,989,502	1,143,738
Future site restoration	**606,042**	448,304	269,239
	15,067,509	15,093,468	4,003,894
Shareholders' Equity			
Share capital *(Note 6)*	**7,547,906**	7,440,656	8,163,035
Retained earnings	**4,934,391**	2,764,161	493,723
	12,482,297	10,204,817	8,656,758
	27,549,806	25,298,285	12,660,652

The accompanying notes are an integral part of these financial statements.

Kinwest Resources Inc.

Statements of Earnings and Retained Earnings

For the years ended December 31

	2001 *$*	*2000* *$*	*1999* *$*
Revenue			
Petroleum and natural gas sales	**12,384,110**	12,143,303	4,943,641
Hedging *(Note 10)*	**226,127**	(478,363)	(159,630)
Royalties	**(2,160,880)**	(2,077,682)	(726,133)
	10,449,357	9,587,258	4,057,878
Operating expenses	**3,128,812**	2,583,743	1,550,025
	7,320,545	7,003,515	2,507,853
Expenses			
Depletion and amortization	**2,544,504**	2,134,382	1,184,396
Future site restoration	**157,738**	179,065	131,366
General and administrative	**1,167,751**	918,538	651,381
Recoveries of administrative costs	**(725,787)**	(844,158)	(329,465)
Interest	**464,566**	521,073	152,246
	3,608,772	2,908,900	1,789,924
Earnings before income taxes	**3,711,773**	4,094,615	717,929
Income taxes *(Note 5)*			
Current	**880,892**	701,793	40,543
Future	**660,651**	1,122,384	163,328
	1,541,543	1,824,177	203,871
Net earnings	**2,170,230**	2,270,438	514,058
Retained earnings, beginning of year	**2,764,161**	493,723	(20,335)
Retained earnings, end of year	**4,934,391**	2,764,161	493,723
Earnings per share *(Note 7)*:			
Basic	**$0.33**	$0.34	$0.09
Diluted	**$0.31**	$0.33	$0.09

The accompanying notes are an integral part of these financial statements.

Kinwest Resources Inc.
Statements of Cash Flows
For the years ended December 31

	2001 *$*	*2000* *$*	*1999* *$*
Cash provided by (used for) the following activities			
Operating Activities			
Net earnings	**2,170,230**	2,270,438	514,058
Add items not involving a current cash outlay			
Depletion and amortization	**2,544,504**	2,134,382	1,184,396
Future income taxes	**660,651**	1,122,384	163,328
Future site restoration	**157,738**	179,065	131,366
Cash flow from operations	**5,533,123**	5,706,269	1,993,148
Changes in working capital balances related to operating activities			
Accounts receivable	**1,394,698**	(1,847,195)	(532,651)
Prepaids	**(37,194)**	(47,901)	1,982
Accounts payable	**(3,029,681)**	3,380,770	218,313
Income taxes	**(511,907)**	656,973	21,691
	3,349,039	7,848,916	1,702,483
Financing Activities			
Proceeds from long-term debt	**2,790,000**	4,760,000	(600,000)
Issuance of shares	**107,250**	1,000	1,686,300
Share issuance costs	**-**	-	(104,620)
	2,897,250	4,761,000	981,680
Investing Activities			
Acquisition of petroleum and natural gas properties and equipment	**(6,157,379)**	(13,386,036)	(2,571,204)
Proceeds from sale of petroleum and natural gas properties and equipment	**3,850**	509,118	-
	(6,153,529)	(12,876,918)	(2,571,204)
Increase (decrease) in cash during the year	**92,760**	(267,002)	112,959
Bank indebtedness, beginning of year	**(318,747)**	(51,745)	(164,704)
Bank indebtedness, end of year	**(225,987)**	(318,747)	(51,745)
Cash flow from operations per share *(Note 7)*:			
Basic	**$0.83**	$0.87	$0.35
Diluted	**$0.78**	$0.84	$0.34

The accompanying notes are an integral part of these financial statements.

Kinwest Resources Inc.
Notes to the Financial Statements
For the years ended December 31, 2001, 2000 and 1999

1. **Nature of business**

Kinwest Resources Inc. (the "Company") is engaged in the exploration for and development of petroleum and natural gas reserves in Western Canada.

2. **Significant accounting policies**

These financial statements have been prepared by the Company's management in accordance with Canadian generally accepted accounting principles. In management's opinion, the financial statements have been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the accounting policies summarized below:

Petroleum and natural gas properties and equipment

The Company follows the full cost method of accounting for petroleum and natural gas properties and equipment, whereby all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves whether productive or unproductive, are capitalized in cost centers. Costs capitalized include land acquisition costs, geological and geophysical expenditures, rentals on undeveloped properties and drilling and overhead expenses related to exploration and development activities. Proceeds from disposition of property sales are credited to the net book value of the property and equipment. Gains and losses are not recognized upon disposition of petroleum and natural gas properties and equipment unless the disposition would significantly alter the rate of depletion.

Costs capitalized are depleted and amortized using the unit-of-production method based on net proved oil and gas reserves as determined by independent and Company engineers. For purposes of the depletion calculation, proved oil and gas reserves are converted to a common unit of measure on the basis of their approximate relative energy content. The carrying value of undeveloped properties is excluded from the depletion calculation.

In applying the full cost method, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion, future income taxes and the site restoration provision from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, based on current prices and costs, and after deducting estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Non-petroleum and natural gas capital assets are amortized at the following rates:

	Method	*Rate*
Office equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Computer software	Declining balance	100%

Additionally, leasehold improvements are amortized on a straight-line basis over the remaining term of the lease. Amortization is recorded at one half of the annual rate in the year of acquisition of an asset.

Future site restoration costs

The Company provides for site restoration and abandonment costs over the life of the proved reserves on a unit-of-production basis. Costs are estimated each year by management based on current regulations, costs, and technology and industry standards. The annual charge to income is recorded as a provision for future site restoration costs and the accumulated liability is classified as long-term liability. Actual costs, as incurred, are charged to the accumulated liability.

Kinwest Resources Inc.
Notes to the Financial Statements
For the years ended December 31, 2001, 2000 and 1999

2. Significant accounting policies (continued)

Future income taxes

The Company follows the asset and liability method to account for income taxes. The asset and liability method requires that income taxes reflect the future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax basis. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect when the underlying items of income and expenses are expected to be realized.

Flow through shares

Income tax legislation permits the flow through to shareholders of income tax deductions relating to certain qualified resource expenditures. The income tax benefits renounced are reflected as a future income tax liability and deducted from the proceeds of share capital, on the basis of the actual amount incurred at year-end.

Hedging

The Company uses certain instruments to manage its exposure to commodity price fluctuations. The net amounts paid or received on contracts designated as hedges are recognized in income during the same period as the related transactions.

Joint ventures

Substantially all of the Company's acquisition, exploration and development and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Per share amounts

The Company has retroactively adopted the new Canadian Institute of Chartered Accountants recommendations for per share calculations. The new standard utilizes the treasury stock method in the determination of diluted per share amounts. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of outstanding "in the money" warrants are used to purchase common shares of the Company at their average market price for the period. The new method was applied retroactively. Previously, the Company utilized the imputed earnings method to calculate diluted per share amounts.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The amounts recorded for depletion and depreciation of capital assets and the provision for future abandonment and site restoration costs are based on estimates. The ceiling test is based on such factors as estimated proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. Petroleum and natural gas properties and equipment

	2001 Cost $	*2001 Net Book Value $*	*2000 Cost $*	*2000 Net Book Value $*	*1999 Cost $*	*1999 Net Book Value $*
Petroleum and natural gas properties and equipment	**33,959,307**	**25,404,989**	27,848,673	21,808,130	15,021,585	11,089,129
Office equipment	**45,099**	**23,747**	39,397	22,514	31,177	17,954
Computer equipment	**65,895**	**29,732**	48,507	21,360	26,293	3,540
Computer software	**65,008**	**4,478**	56,051	9,699	36,653	8,543
Leasehold improvements	**10,846**	**7,781**	-	-	-	-
	34,146,155	**25,470,727**	27,992,628	21,861,703	15,115,708	11,119,166

The ceiling test was calculated using the December 31, 2001 price of CAD $22.40 (2000 - $37.59; 1999 - $37.74) per barrel of oil and CAD $3.52 (2000 - $6.57; 1999 - $2.80) per MCF of gas. Based on these parameters, no write down of properties was required.

The Company has approximately $948,000 (2000 - $829,000; 1999 - $316,000) of undeveloped land which is not subject to depletion.

4. Long-term debt

The Company has available an oil and gas loan credit facility of $11,845,000 which may be drawn upon at the Company's discretion. The principal portion available decreases by $315,000 per month and is payable as to interest only at bank prime plus 3/4%.

Security for the indebtedness is provided by a fixed and floating charge debenture of $15,000,000 and a fixed charge on specified properties.

Interest expense on long-term debt amounted to $464,557 (2000 - $346,978; 1999 - $135,680).

5. Income taxes

The income tax provision differs from the amount that would be expected by applying the current tax rate for the following reasons:

	2001 $	*2000 $*	*1999 $*
Income before income taxes	**3,711,773**	4,094,615	717,929
Expected taxes at 43.12% (2000 and 1999 – 44.62%)	**1,600,516**	1,827,018	320,340
Tax effect of expenses not deductible for tax purposes:			
Non-deductible crown charges	**509,718**	538,180	168,925
Non-deductible depletion	**11,960**	9,137	14,301
Resource allowance	**(876,343)**	(780,625)	(231,223)
Small business deduction	**-**	(50,649)	(49,823)
Share issuance costs	**(22,950)**	(23,748)	(23,748)
Rate differences	**14,628**	7,220	-
ARC	**(22,963)**	(15,679)	-
Capital taxes	**329,234**	279,127	-
Other	**(2,257)**	34,196	5,099
	1,541,543	1,824,177	203,871

Kinwest Resources Inc.
Notes to the Financial Statements
For the years ended December 31, 2001, 2000 and 1999

5. **Income taxes (continued)**

Future income taxes consist of the following temporary differences:

	2001 *$*	*2000* *$*	*1999* *$*
Petroleum and natural gas properties and equipment	**4,027,318**	3,280,966	1,452,850
Future site restoration	**(261,325)**	(200,033)	(120,134)
Recognition of loss carry forwards	**-**	-	(121,154)
Share issuance costs	**(19,645)**	(44,076)	(67,824)
Resource allowance	**(96,195)**	(47,355)	-
	3,650,153	2,989,502	1,143,738

The Company has available tax pools of approximately $15,940,000 (2000 - $14,230,000; 1999 - $7,461,000) available for deduction against future income taxes indefinitely, the benefit of which has been recognized in these statements. The Company elected to pay income tax on the portion of income eligible for the small business deduction for the year ended December 31, 1999.

6. **Share capital**

Authorized
Unlimited number of common shares,
Unlimited number of first, second, third and fourth preferred shares, issuable in series, at which time the rights and privileges will be determined.

Issued Common shares	*Number*	*Amount* *$*
Balance, December 31, 1998	5,568,243	6,733,229
Issued for cash		
Flow-through shares	963,600	1,686,300
Future income taxes on renounced resource expenditures	-	(198,556)
	6,531,843	8,220,973
Share Issuance costs (net of future income taxes of $46,681)	-	(57,938)
Balance, December 31, 1999	6,531,843	8,163,035
Issued for cash		
Private Placement	100,000	1,000
Future income taxes on renounced resource expenditures	-	(723,379)
Balance, December 31, 2000	6,631,843	7,440,656
Flow-through shares issued for cash	39,000	107,250
Balance, December 31, 2001	6,670,843	7,547,906

In December 2001, a private placement of 39,000 flow-through shares was completed at a price of $2.75 per share for proceeds of $107,250. The related renunciation was made effective December 31, 2001. Approximately $6,000 of qualifying expenditures had been incurred at that time, with the remainder to be incurred prior to December 31, 2002.

During 1999, the Company issued 963,600 flow-through shares for gross proceeds of $1,686,300. At December 31, 1999, the Company had renounced the entire amount and the required expenditures were made prior to December 31, 2000.

Kinwest Resources Inc.
Notes to the Financial Statements
For the years ended December 31, 2001, 2000 and 1999

6. **Share capital (continued)**

Reserved for issue

The Company has reserved 1,000,000 (2000 – 950,000; 1999 - 795,000) common shares for issue to directors, employees and service providers with respect to the following outstanding warrants:

Price per Share		*Number of warrants*	
$	***2001***	*2000*	*1999*
1.25	**300,000**	300,000	300,000
1.50	**405,000**	405,000	405,000
1.75	**90,000**	90,000	90,000
2.00	**155,000**	155,000	-
2.75	**50,000**	-	-

The 50,000 warrants at a price per share of $2.75 expire on the earlier of December 31, 2004 or two years after the Company is listed on a public stock exchange with the remainder expiring on the earlier of December 31, 2003 or two years after the Company is listed.

7. **Per share amounts**

The Canadian Institute of Chartered Accountants has approved a new standard for the presentation and disclosure of earnings per share which was retroactively adopted by the Company effective January 1, 2001. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of warrants.

The weighted average number of common shares outstanding during fiscal 2001 was 6,633,018 (2000 – 6,565,542; 1999 – 5,641,843) shares.

The number of shares added to the weighted average number of common shares outstanding for the dilutive effect of warrants using an estimated average share price of $3.00 (2000 - $2.00; 1999 - $1.75) was 470,833 (2000 – 225,000; 1999 – 143,571).

The following table illustrates the diluted earnings per share and diluted cash flow from operations per share under the treasury stock method and imputed earnings method:

	2001	*2000*	*1999*
Diluted earnings per share: treasury stock method	**$0.31**	$0.33	$0.09
Diluted earnings per share: imputed earnings method	**$0.31**	$0.32	$0.08
Diluted cash flow from operations per share: treasury stock method	**$0.78**	$0.84	$0.34
Diluted cash flow from operations per share: imputed earnings method	**$0.75**	$0.77	$0.29

8. **Related party transactions**

The Company has entered into joint acquisition agreements with two companies controlled by directors and one by the spouse of a director. The agreements allow for recovery by the Company of a 5% share of the initial capital requirements of any property acquired jointly and 5% of the estimated annual operating income paid monthly, prorated by their respective participation. The agreements have generated $302,468 (2000 - $489,804; 1999 - $101,322) in cost recoveries. Accounts receivable includes $nil (2000 - $637,181; 1999 - $359,572) and accounts payable includes $637,355 (2000 - $845,766; 1999 - $65,017) related to these companies. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Kinwest Resources Inc.
Notes to the Financial Statements
For the years ended December 31, 2001, 2000 and 1999

9. Commitments and contingency

The Company has entered into a lease for office space. The Company has the following minimum annual lease payments:

2002	$37,000
2003	$9,300

The Company has been named as co-defendant in a legal action concerning participation in a producing property. Management believes that the claim is without merit and has made no provision for settlement.

10. Financial instruments

The Company's financial instruments consist of accounts receivable, bank indebtedness, accounts payable and long-term debt. At December 31, 2001, 2000 and 1999, there are no significant differences between carrying value and fair values due to the short terms to maturity or settlement.

A substantial portion of the Company's accounts receivable are concentrated with few purchasers of commodities and joint venture partners in the oil and gas industry and are subject to normal industry credit risk. Management considers these concentrations of credit risk to be minimal, as the purchasers are considered to be major industry participants.

Hedging contracts

The following hedge commitments are outstanding at December 31, 2001:

(a) oil price collar for 165 barrels per day for the period June 2001 to May 2002 with a floor of WTI $26.00 US/barrel and a ceiling of $29.50 US/barrel.
(b) oil price collar for 165 barrels per day for the period October 2001 to May 2002 with a floor of WTI $24.25 US/barrel and a ceiling of $28.25 US/barrel.

At December 31, 2001, the Company had earned CAD $226,127 under the hedge. The market value of the hedge for the remaining term to May 31, 2002 approximated CAD $503,000 at December 31, 2001.

Subsequent to December 31, 2001, the Company entered into an oil price collar for 330 barrels per day for the period June 2002 to December 2002 with a floor of WTI $24.00 US/barrel and a ceiling of $25.88 US/barrel.

During the year ended December 31, 2000, the Company settled fixed price contracts whereby it sold:

(c) 100 barrels of oil per day at $30.90 CAD/barrel until March 31, 2000.
(d) 200 barrels of oil per day at $29.58 CAD/barrel until September 30, 2000.

11. Supplemental cash flow information

Interest and income and capital taxes paid:

	2001 $	*2000* $	*1999* $
Interest	**464,566**	521,073	152,246
Income and capital taxes	**1,341,265**	20,765	23,126

APF ENERGY TRUST Q3 2002

Interim Report for the Period Ended September 30, 2002

APF ENERGY TRUST

followed impressive second quarter performance with strong production, cash flow and earnings in the third quarter, further solidifying its position as one of the sector's best performing trusts.

HIGHLIGHTS:

- Integrated the assets acquired in the $57 million Kinwest Resources acquisition
- Increased daily production to a record average 9,395 barrels of oil equivalent per day, marking a 44% increase over Q3 of 2001
- Sold non-core assets at benchmarks of $28,300 per flowing boe, $10.73 per boe in the ground and 4.8 times cash flow as part of a $9 million divestiture
- Developed production at the rate of $8,700 per flowing boe, adding 900 boe/d through optimization and development programs
- Generated $0.54 per unit of cash flow during the quarter, of which $0.45 per unit was distributed, resulting in a payout ratio of 83%
- Achieved a year-to-date total return of 22%

SUMMARY OF OPERATING & FINANCIAL RESULTS

	3 Months Ended September 30		9 Months Ended September 30	
	2002	2001	**2002**	2001
OPERATING				
Daily production (average)				
Oil (bbl)	**6,160**	3,838	**5,073**	2,723
Gas (mcf)	**18,403**	15,351	**18,054**	15,009
NGL (bbl)	**168**	112	**129**	86
Total (boe)	**9,395**	6,509	**8,211**	5,311
Production split				
Oil and NGL	**67%**	61%	**63%**	53%
Gas	**33%**	39%	**37%**	47%
Commodity prices (C$)				
Oil (per bbl)	**38.15**	33.91	**34.98**	36.13
Gas (per mcf)	**3.40**	3.33	**3.43**	6.20
NGL (per bbl)	**23.22**	31.47	**22.48**	39.58
Average (per boe)	**32.08**	28.39	**29.51**	42.51
FINANCIAL				
($000, EXCEPT PER UNIT/BOE AMOUNTS)				
Revenue	**26,204**	18,316	**64,641**	53,367
Per unit	**1.18**	1.26	**3.25**	4.58
Operating cash flow	**12,269**	8,870	**29,640**	27,874
Per unit	**0.55**	0.61	**1.49**	2.39
Net earnings	**5,463**	4,159	**12,307**	17,411
Per unit	**0.25**	0.29	**0.62**	1.49
Distributable income	**12,022**	9,066	**29,037**	27,870
Per unit	**0.54**	0.63	**1.46**	2.39
Distributions	**10,021**	11,602	**27,521**	28,740
Per unit	**0.45**	0.80	**1.35**	2.43
Operating costs per boe	**6.33**	6.30	**6.15**	6.06
Operating netback per boe	**17.94**	19.12	**16.77**	23.69
Bank debt	**61,000**	59,750	**61,000**	59,750
MARKET				
Units outstanding (000)				
End of period	**22,269**	14,504	**22,269**	14,504
Average	**22,268**	14,503	**19,864**	11,654
Trading				
High ($)	**10.89**	11.50	**11.19**	13.40
Low ($)	**10.11**	9.01	**9.35**	9.01
Close ($)	**10.65**	9.39	**10.65**	9.39
Average Daily Volume	**57,400**	40,200	**63,500**	46,800

INTERIM REPORT

GENERAL

With the $57 million acquisition of Kinwest Resources completed at the end of May, APF significantly increased its franchise in Southeast Saskatchewan, from which approximately 50% of production is now derived. The assets have been integrated into APF's operations and are fully accounted for in this interim report. The combination of accretive acquisitions and effective optimization initiatives continue to characterize APF, where production and reserves are being developed at very attractive rates.

On October 31, 2002, APF announced that it had agreed, subject to unitholder approval, to purchase all of the common shares of APF Energy Management Inc. (the "Manager") for $9.25 million, resulting in the internalization of management and the elimination of external management and structuring fees. A Special Committee of independent Directors of APF, chaired by Mr. Donald Engle, and including Mr. Daniel Mercier and Mr. William Dickson, was formed to consider internalization alternatives, to evaluate the impact of such a transaction on unitholders, and to negotiate the terms of a potential transaction with the Manager. The Special Committee also engaged independent legal and financial advisors to assist them. Details of the transaction have been provided in an information circular, a copy of which is available through APF's website. Unitholders will be asked to vote on the transaction at a Special Meeting to be held on December 18, 2002. Subject to unitholder and regulatory approval, the transaction is expected to close on January 3, 2003.

OPERATIONS

APF's third quarter drilling activity was focused in its two largest core areas, Southeast Saskatchewan and Southeast Alberta.

Southeast Saskatchewan

A horizontal well was drilled at Carlyle to define the southern edge of the pool. This well stabilized at a rate of 110 bbl/d (72 net). A vertical well is currently being drilled to further calibrate the 3D seismic program shot over the area, with a horizontal leg to be drilled from this vertical test well.

At Tatagwa, three horizontal wells were drilled. These wells have added 325 bbl/d (225 net). APF is finalizing a 3D seismic program to be shot before year end, which will identify locations for drilling in 2003.

At Queensdale, APF drilled a horizontal well which began producing at 500 bbl/d (400 net) and after 2 months of production, is still producing 290 bbl/d (232 net). APF anticipates drilling two additional horizontal wells during the remainder of the year.

Southeast Alberta

APF drilled 10 wells in Countess for Medicine Hat, Milk River and Bow Island production. APF also acquired 2 wellbores and recompleted them as Medicine Hat and Milk River producers. Production from these wells came on stream in October at rates of 1,500 mcf/d. Another 20 wells are scheduled to be drilled before year end.

Capital Expenditure Summary

Total capital expenditures associated with projects commenced in the third quarter will be approximately $7.8 million, resulting in incremental production of 900 boe/d. At a development rate of $8,700 per flowing boe, APF continues to develop its asset base in an efficient and accretive manner. APF's independent engineering consultants had forecasted 2002 capital expenditures at $10.6 million. With continued drilling success it is anticipated that APF's 2002 capital expenditures will now reach $20 million.

CORPORATE DEVELOPMENT

Throughout the third quarter the Corporate Development team continued to identify and evaluate both corporate and asset acquisitions, as well as rationalized some non-strategic components of it's asset base.

The continued generation of M&A ideas and opportunities ultimately led to the agreement to acquire the Paddle River assets, announced on November 7, 2002. The $24.2 million transaction will add approximately 1,000 boe/d of production. Closing is expected to occur on December 13, 2002.

As anticipated in APF's second quarter report, a review of non-core assets resulted in a $9 million divestiture, prior to adjustments, which closed on September 30, 2002. These assets, which largely had low, non-operated working interests, had aggregate average year-to-date production of approximately 300 boe/d. The metrics on the divestiture were $28,300 per flowing boe, $10.73 per boe in the ground and 4.8 times cash flow.

FINANCIAL

With the continued growth of the business and the successful development initiatives implemented by APF, a new $100 million borrowing base was established under APF's credit facility with its banking syndicate during the second quarter, of which $61.0 million was drawn at September 30, 2002.

On the risk management side, strengthening commodity prices provided APF with the opportunity to sell forward a portion of its production well above its January 1, 2002 forecast price for oil of US$20 per bbl and gas of $3.95 per mcf. The details of the commodity hedges are set out in note 5 to the Consolidated Financial Statements.

The combination of accretive acquisitions, firmer commodity prices and effective development of the asset base resulted in distributable income for the quarter of $0.54 per unit on a weighted average basis, of which, $0.45 was distributed, resulting in a payout ratio of 83%. On a go-forward basis, management anticipates that the current commodity price environment and increased production should result in APF continuing to generate monthly distributable income of at least $0.15 per unit in the near term.

During the third quarter, operating costs averaged $6.33 per boe, compared to $6.30 per boe for the same period last year. Year-to-date, APF's operating costs have averaged $6.15 per boe, or 17% better than the reported average of $7.65 for the 12 other oil and gas trusts which have reported Q3 results to date.

Meanwhile, G&A costs continued to decline from the $1.56 per boe experienced during Q2, as the full impact of the additional Kinwest production was realized. During the third quarter, G&A amounted to $1.03 million or $1.19 per boe. APF remains one of the highest operators of its own production, with approximately 86% of its daily volumes being operated.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended September 30, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001.

PRODUCTION

Production volumes during the third quarter of 2002 averaged 9,395 boe per day, consisting of 18,403 mcf per day of natural gas, 6,160 bbls per day of oil and 168 bbls per day of NGL's. This represents a 44% increase from the 6,509 boe per day of production for the same period in 2001 and is attributable to both acquisitions and development drilling. This quarter reflects the first full reporting period of production from the Kinwest Acquisition.

PRICES

The West Texas Intermediate (WTI) oil price averaged US$28.25 per bbl during the third quarter of 2002, an increase of 6 percent from US$26.76 per bbl during the third quarter of 2001. APF realized a price of $38.15 per bbl prior to hedging during the third quarter of 2002, a 13% increase from the realized price of $33.91 per bbl received during the same period in 2001.

Natural gas prices were marginally higher during the period, compared to the third quarter of 2001. The average price realized by APF was $3.40 per mcf prior to hedging, compared to $3.33 per mcf realized during the same period of 2001.

HEDGING

The crude oil price realized by APF during the third quarter of 2002 was reduced by $3.86 per bbl as a result of APF's hedging program, compared to a $1.50 per bbl increase in the realized price during the same period in 2001, while the natural gas price realized by APF increased by $0.10 per mcf as a result of its hedging program. There was no hedging adjustment for natural gas during the third quarter of 2001. For the balance of 2002, APF has hedged approximately 46% of crude oil volumes and 11% of natural gas production under a variety of contracts (see note 5).

REVENUE AND CASH FLOW

Revenue for the quarter totaled $26.2 million, compared to $18.3 million for the same period in 2001. The 43% increase in revenue reflects the increase in both production volumes and crude oil prices during the quarter.

Operating cash flow totaled $12.3 million for the third quarter of 2002, an increase of 38% from the $8.9 million of cash flow received during the same period last year.

NETBACKS

Operating netbacks were 6% lower at $17.94 per boe during the third quarter, compared to $19.12 during the same period in 2001, due primarily to hedging, which reduced the net prices received by $3.86 per bbl. Royalties, net of Alberta Royalty Tax Credit, were 18.8 percent of production revenues prior to hedging losses, compared to 18.9 percent during the same period in 2001. Operating costs for the quarter averaged $6.33 per boe, compared to $6.30 per boe during the third quarter of 2001. Higher than expected operating costs during the quarter are entirely due to initial field optimization costs associated with the Kinwest acquisition, which closed on May 30, 2002.

GENERAL AND ADMINISTRATIVE EXPENSES AND MANAGEMENT FEES

General and administrative expenses increased during the third quarter of 2002 to $1.19 per boe from $1.08 per boe during the same period in 2001, reflecting the increase in the size of the APF organization over the past year. Management fees were $0.64 per boe during the third quarter, unchanged from the same period in 2001.

INTEREST EXPENSE

Interest expense increased to $1.02 million for the third quarter of 2002, from $0.88 million during the same period in 2001. This increase is due to higher debt levels during the third quarter of 2002 compared to 2001.

DEPLETION AND AMORTIZATION AND SITE RESTORATION

The depletion rate increased 10% to $11.08 per boe for the third quarter of 2002 from $10.10 per boe for the comparable period in 2001, due primarily to the full impact of the Kinwest acquisition. The site restoration expense for the three months ended September 30, 2002 increased to $0.59 million from $0.35 million in the third quarter of 2001, reflecting the increase in the future estimated costs for site restoration, also primarily attributable to the Kinwest acquisition.

TAXES

Capital taxes for the third quarter of 2002 were $0.58 million compared to $0.31 million for the same period in 2001 and reflects the increase in the capital base of APF.

The recovery of future income taxes for the three months ended September 30, 2002 was $3.4 million, compared to a recovery of $1.5 million for the same period in 2001. As a result of the tax structure between APF and the Trust, future income tax liabilities will not be paid by APF, but will instead be passed on to unitholders along with the income. Accordingly, the future income tax liability will reduce and will be recognized as an income tax recovery each year.

EARNINGS

Net income for the third quarter of 2002 totaled $5.5 million or $0.25 per trust unit, compared to $4.2 million or $0.29 per trust unit for the same period in 2001.

CASH DISTRIBUTIONS

During the third quarter, APF had $0.54 per unit available for distribution of which $0.45 per unit was distributed, resulting in a payout ratio of 83%. Distributions paid for the same three month period last year amounted to $0.80 per unit. The cash distribution for the month of October remained at $0.15 per unit and will continue at $0.15 per unit for the month of November, payable December 15, 2002.

CAPITAL EXPENDITURES

Capital development expenditures were $5.8 million during the third quarter of 2002 and $13.4 million for the nine months ended September 30, 2002. In addition to the capital development program, property acquisitions during the third quarter totaled $0.5 million and $5.1 million for the nine months ended September 30, 2002, while property dispositions totaled $8.4 million for the quarter and $9.8 million for the nine months ended September 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2002, bank debt was $61.0 million and working capital, excluding bank debt, was $2.9 million, resulting in net debt obligations of $58.1 million. Following the Kinwest Acquisition, APF's borrowing base was increased to $100 million.

On November 7, 2002, APF announced that it had entered into an agreement to acquire natural gas assets in the Paddle River area of central Alberta for $24.2 million. The acquisition will be funded from APF's existing line of credit.

At September 30, 2002, APF had 22.27 million trust units outstanding.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events or future performance. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of APF. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

CONSOLIDATED BALANCE SHEETS

(unaudited)	September 30, 2002	December 31, 2001
ASSETS		
Current assets		
Cash	$ 2,033,218	$ 2,042,909
Accounts receivable	17,477,482	9,979,202
Other current assets	2,678,131	2,376,422
	22,188,831	14,398,533
Site restoration fund	337,588	29,389
Property, plant and equipment	252,434,867	183,748,484
	$ 274,961,286	$ 198,176,406
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	15,491,207	10,024,004
Due to APF Management Inc.	414,300	1,087,685
Cash distribution payable	3,340,310	2,337,582
Bank indebtedness (note 4)	61,000,000	–
	80,245,817	13,449,271
Future income taxes	47,195,212	29,430,306
Long-term debt (note 4)	–	59,250,000
Site restoration liability	5,724,789	3,637,539
	$ 133,165,818	$ 105,767,116
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 6)	205,668,695	141,068,870
Retained earnings	36,531,162	24,224,117
Accumulated cash distributions	(100,404,389)	(72,883,697)
	141,795,468	92,409,290
	$ 274,961,286	$ 198,176,406

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

(unaudited)	3 months ended September 30		9 months ended September 30	
	2002	2001	2002	2001
REVENUE				
Oil and gas	$ 25,711,961	$ 17,781,849	$ 63,425,660	$ 52,425,618
Royalties expense, net of ARTC	(5,226,519)	(3,099,261)	(13,269,801)	(10,232,072)
Other	492,028	534,514	1,215,015	941,258
	20,977,470	15,217,102	51,370,874	43,134,804
EXPENSES				
Operating	5,471,589	3,769,126	13,777,525	8,787,173
General and administrative	1,026,196	644,174	3,087,440	2,026,121
Management fee	550,960	385,706	1,321,631	1,193,417
Interest on long-term debt	1,015,519	880,198	1,979,930	2,027,268
Depletion and amortization	9,575,863	6,047,262	22,974,265	13,250,972
Site restoration	592,460	353,386	1,510,949	800,627
Capital and other taxes	583,836	305,523	1,467,798	698,886
	18,816,423	12,385,375	46,119,538	28,784,464
Income before income taxes and minority interest	2,161,047	2,831,727	5,251,336	14,350,340
Recovery of future income taxes	(3,410,254)	(1,459,070)	(7,331,282)	(3,398,333)
Income before minority interest	5,571,301	4,290,797	12,582,618	17,748,673
Minority interest	107,905	131,924	275,573	337,877
Net income	5,463,396	4,158,873	12,307,045	17,410,796
Retained earnings - Beginning of period	31,067,766	19,332,366	24,224,117	6,080,443
Retained earnings - End of period	$ 36,531,162	$ 23,491,239	$ 36,531,162	$ 23,491,239
Net income per unit	$ 0.25	$ 0.29	$ 0.62	$ 1.49
Net income per unit - diluted	$ 0.25	$ 0.29	$ 0.62	$ 1.49

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	3 months ended September 30		9 months ended September 30	
	2002	2001	2002	2001
Cash provided by (used in)				
Operating activities				
Net income for the period	$ 5,463,396	$ 4,158,873	$ 12,307,045	$ 17,410,796
Items not affecting cash				
Depletion and amortization	9,575,863	6,047,262	22,974,265	13,250,972
Minority interest	107,905	131,924	275,573	337,877
Future income taxes	(3,410,254)	(1,459,070)	(7,331,282)	(3,398,333)
Site restoration	592,460	353,386	1,510,949	800,627
Site restoration expenditures	(60,696)	(362,630)	(96,801)	(528,386)
	12,268,674	8,869,745	29,639,749	27,873,553
Net change in non-cash working capital items				
Accounts receivable	(3,269,962)	789,290	(4,989,377)	(1,114,114)
Other current assets	454,538	514,627	(226,916)	(823,544)
Accounts payable and accrued liabilities	1,211,978	(1,326,317)	5,400,932	2,678,322
Due to APF Management	61,556	386,802	(673,385)	763,734
Cash distribution payable	250	(724,794)	1,002,728	2,055,311
	(2,450,716)	(360,392)	513,982	3,559,709
Cash distributions	(10,020,681)	(11,602,496)	(27,520,691)	(28,739,717)
	(202,723)	(3,093,143)	2,633,040	2,693,545
Investing activities				
Purchase of Alliance Energy Inc.	–	–	–	(39,836,074)
Kinwest Acquisition	–	–	(17,361,190)	–
Additions to property, plant and equipment	(5,759,797)	(2,651,859)	(13,395,549)	(7,836,553)
Purchase of oil and natural gas properties	(450,782)	(7,664,351)	(5,106,493)	(47,084,873)
Changes in non-cash working capital items - accounts payable	118,597	–	(876,199)	–
	(6,091,982)	(10,316,210)	(36,739,431)	(94,757,500)
Proceeds on sale of properties	8,436,896	2,578,680	9,793,575	2,578,680
Site restoration fund reserve	(124,304)	–	(308,199)	–
	2,220,610	(7,737,530)	(27,254,055)	(92,178,820)
Financing activities				
Issue of units for cash	–	–	31,687,500	68,080,000
Issue of units for cash under stock options	15,453	10,947	443,742	990,492
Unit issue costs	(4,592)	(387,180)	(1,894,344)	(4,864,504)
Repayment of debt - net	(2,000,000)	11,105,470	(5,350,000)	25,564,445
Distribution of 1% minority interest	(107,905)	(131,924)	(275,573)	(337,877)
	(2,097,044)	10,597,313	24,611,324	89,432,556
Change in cash during the period	(79,157)	(233,360)	(9,691)	(52,719)
Cash - Beginning of period	2,112,375	246,872	2,042,909	66,231
Cash - End of period	$ 2,033,218	$ 13,512	$ 2,033,218	$ 13,512

Supplemental information (note 7)

CONSOLIDATED STATEMENTS OF CASH DISTRIBUTIONS AND ACCUMULATED CASH DISTRIBUTIONS

(unaudited)	3 months ended September 30		9 months ended September 30	
	2002	2001	2002	2001
Oil and gas sales	$ 25,711,961	$ 17,781,849	$ 63,425,660	$ 52,425,618
Other	492,028	534,514	1,215,015	941,258
Gross overriding royalties and lessors royalties	(2,087,087)	(1,127,982)	(5,226,718)	(4,596,353)
	24,116,902	17,188,381	59,413,957	48,770,523
Less				
Operating costs	5,471,589	3,769,126	13,777,525	8,787,173
General and administrative	974,640	494,634	2,949,347	1,595,571
Management fees	550,960	385,706	1,321,631	1,193,417
Debt service charges	1,015,519	880,198	1,979,930	2,027,268
Abandonment fund contribution	185,000	75,000	405,000	250,000
Capital and other taxes	583,836	305,523	1,467,798	698,886
Capital expenditures	5,759,797	4,401,599	13,395,549	9,586,293
Drawdown on credit facilities	(5,759,797)	(4,401,599)	(13,395,549)	(9,586,293)
	8,781,544	5,910,187	21,901,231	14,552,315
Income subject to the Royalty	15,335,358	11,278,194	37,512,726	34,218,208
99% of income subject to the Royalty	15,182,004	11,165,412	37,137,599	33,876,026
Crown charges, net of the Alberta Royalty Tax Credit	(3,108,036)	(1,951,565)	(7,962,652)	(5,579,361)
General and administrative costs of the Trust	(51,557)	(148,045)	(138,093)	(426,245)
	12,022,411	9,065,802	29,036,854	27,870,420
Repayment of capital (working capital reserve)	(2,001,730)	2,536,694	(1,516,163)	(869,297)
Cash distributed and available to be distributed	10,020,681	11,602,496	27,520,691	28,739,717
Cash distributed to date	6,680,371	7,976,526	24,180,381	25,113,747
Cash distribution payable	$ 3,340,310	$ 3,625,970	$ 3,340,310	$ 3,625,970
Actual cash distribution declared per unit	$ 0.45	$ 0.80	$ 1.35	$ 2.43
Opening accumulated cash distributions	$ 90,383,708	$ 52,710,067	$ 72,883,698	$ 35,572,846
Distribution declared and paid	6,680,371	7,976,526	24,180,381	25,113,747
Distribution declared and payable	3,340,310	3,625,970	3,340,310	3,625,970
Closing accumulated cash distributions	$ 100,404,389	$ 64,312,563	$ 100,404,389	$ 64,312,563

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002 (unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of APF Energy Trust ("APF") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in APF's annual report for the year ended December 31, 2001.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, APF adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") on accounting for stock-based compensation which apply to rights granted on or after January 1, 2002. APF has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost over the vesting period. As the exercise price of the rights granted approximates the market price of the trust units at the date of the grant, no *compensation cost has been provided in the statement of operations.*

The exercise price of the rights granted under APF's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it depends upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of oil and natural gas properties. Therefore it is not possible to determine a fair value for the rights granted under the plan.

3. KINWEST ACQUISITION

Effective May 30, 2002, APF Energy acquired all of the issued and outstanding shares of two private corporations, Kinwest Energy Inc. ("Kinwest") and Kinwest's joint venture partner (collectively the "Kinwest Acquisition"). The transaction has been accounted for using the asset purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Net assets acquired:	
Cash	$(3,045,701)
Working capital	1,641,226
Property, plant and equipment	82,952,180
Debt assumed	(7,100,000)
Site restoration liability	(673,102)
Future income taxes	(25,096,188)
Total net assets acquired	$48,678,415
Financed by:	
Cash	13,042,044
Trust units issued	34,362,927
Acquisition cost - due to related party	838,642
Acquisition costs	434,802
Total	$48,678,415

4. BANK INDEBTEDNESS

In accordance with the CICA Abstract on loans secured by demand notes that cannot be converted to a term loan, the entire amount outstanding on APF's demand credit facility has been classified as a current liability on the balance sheet. This classification is being adopted to adhere to the CICA Abstract and is not indicative of a change in the operations or financial status of APF. There are currently no scheduled debt repayments during the next twelve months.

The borrowing base for the credit facility is $100 million.

The bank indebtedness is secured by a $175 million demand debenture containing a first fixed charge on all the petroleum and natural gas assets of APF and an assignment of book debts and material gas contracts.

5. FINANCIAL INSTRUMENTS

APF has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. APF sells forward a portion of its future production through commodity swap agreements with financial counterparties. The following contracts were outstanding as at September 30, 2002. The estimated market value at September 30, 2002, had the contracts been settled at that time, would have resulted in a reduction of revenues otherwise to be received of $3.0 million.

Year	Term	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
2002	Oct. to Dec.	Crude oil	Swap	2,337 bbls	US$25.32
2002	Oct. to Dec.	Crude oil	Collar	600 bbls	US$24.00 to US$25.88
2002	Oct. to Dec.	Natural gas	Costless collar	2,100 mcf	C$4.20 to $7.06
2003	Jan. to March	Crude oil	Swap	333 bbls	US$25.50
2003	Jan. to March	Crude oil	Costless collar	1,700 bbls	US$24.82 to US$27.85
2003	Jan. to March	Natural gas	Costless collar	2,100 mcf	C$4.20 to $8.22
2003	April to June	Crude oil	Swap	333 bbls	US$27.00

6. UNITHOLDERS' EQUITY

	September 30, 2002		December 31, 2001	
Trust Units	Number of Units	$	Number of Units	$
Balance - Beginning of period	15,583,880	141,068,870	7,139,357	57,704,112
Issued to acquire Alliance	–	–	901,599	9,061,070
Issued for Kinwest Acquisition	3,385,510	34,362,927	–	–
Issued for cash	3,250,000	31,687,500	7,430,500	78,394,000
Cost of units issued	–	(1,894,344)	–	(5,080,804)
Issued on exercise of options	49,344	443,742	112,424	990,492
	22,268,734	205,668,695	15,583,880	141,068,870

The per unit calculations for the three month period ended September 30, 2002 were based on weighted average trust units outstanding of 22,267,684 (September 30, 2001 – 14,503,022). In computing diluted net income per unit, 49,968 units were added to the weighted average number of units outstanding during the period ended September 30, 2002 (September 30, 2001 – 54,642) for the dilutive effect of employee options to acquire trust units. The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time.

During the three month period ended September 30, 2002, no options were granted to employees to purchase trust units. At September 30, 2002, there were 253,362 trust unit options outstanding, of which 81,488 were exercisable.

	September 30, 2002		December 31, 2001	
Trust Unit Options	Number of Options	Weighted Average Price	Number of Options	Weighted Average Price
Balance - Beginning of period	330,540	9.32	221,407	$ 8.38
Granted	–	–	276,723	9.94
Exercised	(49,344)	8.98	(112,423)	8.81
Cancelled	(27,834)	11.14	(55,167)	9.61
Balance - End of period	253,362	9.19	330,540	9.32
Exercisable - End of period	81,488	8.88	5,704	8.17

During the three month period ended September 30, 2002, there were no trust unit rights granted to employees. At September 30, 2002, there were 375,433 trust unit rights outstanding, none of which were exercisable.

	September 30, 2002	
Trust Unit Rights	Number of Rights	Weighted Average Price
Balance - Beginning of period	–	$ –
Granted	384,833	9.77
Cancelled	(9,400)	9.73
Balance - before price reduction	375,433	$ 9.77
Reduction of exercise price	–	(0.37)
Balance - End of period	375,433	$ 9.40

7. SUPPLEMENTAL INFORMATION FOR THE STATEMENTS OF CASH FLOWS

	Three months ended September 30		Nine months ended September 30	
	2002	2001	2002	2001
Cash payments related to certain items				
Interest	$ 1,031,605	$ 1,341,110	$ 1,864,030	$ 2,336,172
Distributions to minority interests	92,624	94,609	178,775	221,482
Distributions to unitholders	10,020,431	12,327,290	26,517,963	26,684,406
Capital taxes	606,590	305,523	1,251,698	698,886
Non-Cash Transactions				
Issue of units for Alliance Energy Inc	–	–	–	9,061,070
Issue of units for Kinwest Acquisition	–	–	34,362,927	–
Future taxes	–	–	21,399,789	27,650,852
	–	–	55,762,716	36,711,922
Property, plant and equipment	–	–	(55,762,716)	(36,711,922)

8. SUBSEQUENT EVENTS

Internalization of Management

On October 31, 2002, APF announced the planned elimination, effective January 1, 2003, of its external management structure and all related management, acquisition and disposition fees, as well as the right to the 1% retained royalty. The transaction is subject to, among other things, Unitholder and regulatory approval. The transaction will result in the elimination of the current 3.5% management fee on net production revenue, the 1.5% acquisition and disposition fees and the 1% retained royalty.

The internalization transaction will be achieved by the purchase of all of the outstanding shares of APF Energy Management Inc. (the 'manager') by APF for a total consideration of $9.25 million, payable 25% in cash and 75% in Trust Units. The Trust Units will be issued at $10.482 per Trust Unit, resulting in the issuance of 661,850 Trust Units.

The consideration payable through the issue of Trust Units will be partially subject to escrow restrictions. In the case of Mr. Martin Hislop, Chief Executive Officer, 100% of the 150,526 Trust Units to be issued will be subject to escrow for three years, released as to one third on each anniversary date of the transaction. In the case of Mr. Steven Cloutier, President and Chief Operating Officer, 80% of the 125,590 Trust Units to be issued will be subject to escrow for 4 years, released as to one quarter on each anniversary of the closing date of the transactions. The remaining Trust Units to be issued to non-management shareholders of the Manager will not be subject to escrow restrictions. As part of the transaction, the Manager has agreed to pay $1.345 million of retention bonuses to officers and employees of the Manager, other than the Chief Executive Officer and the President. Of this amount, $782,483 will be paid in cash while the balance, payable to the three other officers of the Manager, will be satisfied by the issuance of 53,665 Trust Units. These Trust Units will be subject to the same escrow restrictions as those Trust Units being issued to the president. The existing management team will remain in place with no change in responsibilities or title.

Acquisition of Paddle River Property

On November 7, 2002, APF announced that it had entered into an agreement to purchase natural gas producing properties in the Paddle River area of west central Alberta for $24.2 million. The effective date of the transaction is October 1, 2002, with closing scheduled for early December.

CORPORATE INFORMATION

HEAD OFFICE

2100, 144 – Fourth Avenue S.W.
Calgary, Alberta T2P 3N4
Tel: (403) 294-1000
Toll Free: (800) 838-9206
Fax: (403) 294-1074
Internet: www.apfenergy.com
E-mail: invest@apfenergy.com

FIELD OFFICE

2100 King Street
Estevan, Saskatchewan S4A 2B4
Tel: (306) 634-0066
Fax: (306) 634-0077

DIRECTORS AND OFFICERS OF APF ENERGY INC.

Donald Engle, Independent Director and Chairman of the Board[1][2][3]

William Dickson, Independent Director[1][3]

Daniel Mercier, Independent Director[2]

Martin Hislop, Director[1]
Chief Executive Officer

Steven Cloutier, Director[2]
President and Chief Operating Officer

Alan MacDonald
Vice President, Finance

Bonnie Nicol
Vice President, Operations

Ken Pretty
Vice President, Corporate Development and Land

[1] *Member of Audit Committee*
[2] *Member of Compensation Committee*
[3] *Member of Reserves Committee*

LEGAL COUNSEL

Parlee McLaws
Calgary, Alberta

BANK

National Bank of Canada
Calgary, Alberta

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

TRUSTEE, REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: AY.UN

ABBREVIATIONS

bbls – barrels
bbl/d – barrels per day
mcf – thousand cubic feet
mcf/d – thousand cubic feet per day
boe – barrel of oil equivalent (6mcf = 1 boe)
boe/d – barrels of oil equivalent per day
NGL – natural gas liquids
IPO – Initial Public Offering

APF ENERGY TRUST is an open-ended royalty trust created in December 1996 to provide unitholders with **stable** distributions based on cash flow generated from **high quality** oil and gas properties located in Western Canada.

Through **strong acquisitions** and **effective optimization** initiatives, APF has increased production by **450%**, from 1,707 boe/d in the fourth quarter of 1996 to 9,395 boe/d in the latest quarter. Since completing its **IPO at $10** per unit, the Trust has generated **cumulative distributions of $11.65** per unit, rewarding unitholders with a 6-year compound annual **rate of return of 20%**.

INTERIM REPORT

The following discussion should be read in conjunction with the audited consolidated financial statements included elsewhere in this annual report.

PRODUCTION

Production volumes for 2001 averaged 5,832 boe per day, consisting of 15,391 mcf per day of natural gas, 3,167 bbls per day of oil and 100 bbls per day of NGLs. This represents a 60 percent increase from the 2000 average of 3,648 boe per day. The increase is primarily a result of the acquisition of Alliance Energy Inc. and the acquisition of assets in Southeast Saskatchewan (the "Alliance acquisition").

PRICES

Crude Oil

The West Texas Intermediate (WTI) oil price averaged US$25.94 per bbl in 2001, down 15 percent from US$30.35 per bbl in 2000. Crude oil prices in Canada are based on the WTI reference price, adjusted for transportation, differentials and foreign exchange. The price received by APF is based upon the refiners' posted price, less transportation and adjustments for APF's product quality relative to the posted prices. APF's average price in 2001 was $32.20 per bbl, 25 percent lower than the average price of $42.67 per bbl received in 2000. APF's crude oil mix in 2001 was 46 percent light gravity oil (greater than 35 API), 53 percent medium gravity and 1 percent heavy gravity oil (less than 23 API). APF's average oil price, net of all hedging transactions, decreased 19 percent in 2001 to $33.64 per bbl as compared to $41.40 per bbl in 2000.

Natural Gas

Natural gas prices were very strong through the first quarter of 2001, but weakened significantly during the balance of 2001. The average price realized by APF during 2001 was $5.25 per mcf, 7 percent higher than the price of $4.89 per mcf in 2000. After hedging, the price realized by APF in 2001 was $4.94 per mcf, compared to $4.72 per mcf in 2000.

HEDGING

Commodity prices were extremely volatile during 2001. Although there was a dramatic confluence of high oil and gas prices during the first quarter, a slowing economy, higher inventories and other world and domestic events contributed to weaker prices later in the year. APF actively manages commodity price risk by entering into hedging contracts to protect revenue from fluctuations in commodity prices. One of APF's goals is to lock in the prices which are higher than those forecast in the GLJ Report. For 2002, APF has hedged approximately 45 percent of oil production and 13 percent of natural gas production utilizing a variety of contracts under which the quantity and price vary depending on the market price of the commodity as detailed in the following table:

Month	Oil		Natural Gas (Costless Collars)	
	Volume (Bbl/d)	Price (US$/bbl)	Volume (Mcf/d)	Price (C$/mcf)
Jan-02	2,000	27.38	2,625	3.94 - 4.78
Feb-02	2,000	24.00	2,625	3.94 - 4.78
Mar-02	2,000	23.85	2,625	3.94 - 4.78
Apr-02	2,000	21.83	2,100	4.20 - 5.51
May-02	3,000	22.39	2,100	4.20 - 5.51
Jun-02	3,000	20.92	2,100	4.20 - 5.51
Jul-02	3,000	20.95	2,100	4.20 - 5.80
Aug-02	2,000	22.11	2,100	4.20 - 5.80
Sep-02	1,500	22.64	2,100	4.20 - 5.80
Oct-02	1,000	24.46	2,100	4.20 - 7.06
Nov-02	1,000	24.55	2,100	4.20 - 7.06
Dec-02	1,000	24.42	2,100	4.20 - 7.06
Jan-03	-	-	2,100	4.20 - 8.22
Feb-03	-	-	2,100	4.20 - 8.22
Mar-03	-	-	2,100	4.20 - 8.22

Note: GLJ 2002 prices: Oil US$20.00/bbl
Gas C$3.95/mcf

REVENUE

The increase in production volumes as a result of the Alliance acquisition resulted in production revenues increasing to $68.0 million ($67.9 million prior to hedging gains) in 2001, compared to $44.0 million ($45.2 million prior to hedging losses) in 2000. Other income, including royalty and processing fee income, totalled $1.9 million in 2001 compared to $0.9 million in 2000. Total revenues net of hedging gains and losses were $69.9 million in 2001 and $45.0 million in 2002.

NETBACKS

Operating netbacks were 4 percent lower at $20.42 per boe in 2001 compared to $21.28 per boe in 2000 as lower oil prices offset the increase in natural gas prices during 2001. The higher natural gas prices during 2001 resulted in royalties, net of Alberta Royalty Tax Credit, increasing to 19.7 percent of production revenues prior to hedging gains, from 18.9 percent in 2000. Operating costs increased nominally to $6.15 per boe during 2001 from $6.01 per boe in 2000. The majority of the increase can be attributed to initial field optimization costs associated with the Alliance acquisition.

Netback ($/boe)	2001	2000	1999	1998	1997
Average Selling Price	31.88	34.01	18.56	13.36	14.97
Other Income	0.89	0.69	0.77	0.75	0.93
Hedging Gain (Loss)	0.08	(1.03)	(0.82)	0.56	-
Net Selling Price	32.85	33.68	18.50	14.66	15.90
Royalties	6.28	6.39	2.92	2.48	2.69
Operating Costs	6.15	6.01	5.47	4.88	4.44
Netback	20.42	21.28	10.11	7.31	8.78

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased in 2001 to $1.58 per boe from $1.38 per boe in 2000. The increase reflects the hiring of new staff and the cost of additional office space resulting from the Alliance acquisition and in anticipation of future acquisitions.

MANAGEMENT FEES

The Manager receives a management fee equal to 3.5 percent of net production revenue. Management fees amounted to $1.5 million or $0.71 per boe compared to $1.0 million or $0.74 per boe in 2000. The overall increase in management fees is attributable to higher production volumes and the resulting impact on production revenues.

INTEREST EXPENSE

Interest expense increased to $3.0 million in 2001 from $1.9 million in 2000 as a result of a higher monthly debt balance resulting from the Alliance acquisition and an increased capital expenditure program. The overall increase in interest expense was partially offset by declining interest rates.

DEPLETION AND AMORTIZATION

The depletion rate increased to $9.29 per boe from $5.39 per boe in 2000. The increase in the depletion rate reflects the accounting treatment of the Alliance acquisition. The book value of the assets to be depleted was increased by $29.9 million for potential future income taxes.

It is not anticipated that APF Energy will pay income taxes in the near future and therefore the future income tax liability will be brought into income over time, offsetting the higher depletion rate. In 2001, the income tax recovery was $2.43 per boe.

SITE RESTORATION

The site restoration provision increased to $1.3 million in 2001 from $0.9 million in 2000 reflecting the increase in the future estimated costs for site restoration liabilities of $17.7 million at December 31, 2001, compared to $8.3 million at December 31, 2000. The increase is attributable to the Alliance acquisition.

TAXES

Capital taxes for 2001 amounted to $1.2 million versus $0.2 million in 2000. Capital taxes are based on debt and equity levels at the end of the year in conjunction with the percentage of business carried on in each provincial jurisdiction. The increase is a direct result of APF carrying on a higher proportion of its business in the province of Saskatchewan and higher debt and equity levels.

As a result of the Alliance acquisition, a future income tax liability of $29.9 million was recognized in APF Energy. This liability reflects the difference between the purchase price and the amount of tax pools in Alliance at the date of purchase. As a result of the tax structure between APF and APF Energy, income tax liabilities will not be paid by APF Energy, but will instead be passed on to unitholders along with the income. Accordingly, this future income tax liability will reduce each year and will be recognized as an income tax recovery at that time.

At December 31, 2001, APF had income tax pools and issue costs of $72.8 million (2000 – $36.9 million) to reduce the taxable portion of future cash distributions. In addition at December 31, 2001, APF Energy had $33.5 million of income tax pools (2000 – $10.6 million) and $14.6 million of non-capital losses (2000 – $2.1 million) to be used to eliminate future income taxes.

EARNINGS

Earnings increased by 29 percent to $18.1 million in 2001 from $14.1 million in 2000 as a result of the total changes in revenues and expenses arising primarily from the Alliance acquisition and commodity prices.

CASH DISTRIBUTIONS

Record cash distributions of $37.3 million or $2.98 per trust unit were earned for the fiscal year ended December 31, 2001, compared to $13.9 million or $2.00 per trust unit in 2000. The discrepancy between amounts earned and distributions paid to unitholders relates to the timing of the recognition of revenue for accounting purposes. During 2001, APF utilized $3.7 million of its working capital reserve to maintain a stable cash distribution level. For 2002, APF intends to maintain its historical policy of retaining a portion of available cash flow to fund capital expenditures and development initiatives.

Historical cash distributions paid to December 31, 2001 are as follows:

Distribution Date ($)	2001	2000	1999	1998	1997
January 15th	0.220	0.125	0.120	0.475	0.210
February 15th	0.250	0.125	0.160	–	–
March 15th	0.250	0.125	0.120	0.120	–
April 15th	0.225	0.125	0.120	0.120	0.455
May 15th	0.300	0.125	0.160	0.175	–
June 15th	0.300	0.135	0.120	0.120	–
July 15th	0.300	0.135	0.120	0.120	0.420
August 15th	0.300	0.135	0.135	0.175	–
September 15th	0.250	0.140	0.125	0.120	–
October 15th	0.250	0.210	0.125	0.120	0.425
November 15th	0.200	0.210	0.125	0.175	–
December 15th	0.200	0.310	0.125	0.120	–
Total	3.045	1.900	1.555	1.840	1.510
Cumulative Total	9.850	6.805	4.905	3.350	1.510

LIQUIDITY AND CAPITAL RESOURCES

Bank debt at December 31, 2001 was $59.3 million and working capital at December 31, 2001 was $0.9 million. APF has a $77 million credit facility with a syndicate of three major banks. Following a recent public equity financing in February 2002, APF reduced its bank debt by $29.9 million.

The ratio of net debt to total capitalization at the end of 2001 was 28 percent (25 percent in 2000). The historical capital structure of APF is represented in the following table:

	2001	2000	1999	1998	1997
Year-end Long-term Debt ($000s)	59,250	25,736	33,171	23,823	21,900
Working Capital (Deficiency) ($000s)	949	2,206	(1,726)	676	2,129
Net Debt ($000s)	58,301	23,530	34,897	23,146	19,771
Units Outstanding (000s)	15,584	7,139	5,890	5,890	3,500
Year-end Market Price ($)	9.85	9.75	8.10	8.00	9.10
Market Capitalization ($000s)	153,501	69,605	47,709	47,120	31,850
Enterprise Value ($000s)	211,802	93,135	82,606	70,266	51,621
Net Debt to Total Capitalization (%)	28	25	42	33	38

UNITHOLDERS' EQUITY

At December 31, 2001, APF had 15.58 million trust units outstanding and a market capitalization of approximately $153.5 million. During 2001, APF completed two public equity financings, raising gross proceeds of $68.1 million ($63.0 million net). In March 2001, APF issued 3.3 million trust units at $10.00 per trust unit and in June 2001, APF issued 3.5 million trust units at $11.50 per trust unit. These funds were initially used to reduce bank debt and ultimately to finance the Alliance acquisition.

In October 2001, APF completed a private equity financing which raised $10.3 million on the issuance of 1.1 million units at $9.55 per trust unit. These funds were used to reduce bank debt and to partially fund capital expenditures. As part of the Alliance acquisition, 0.9 million trust units were issued at a price of $10.05 per trust unit. During 2001, 112,424 trust units (26,759 in 2000) were issued pursuant to the trust unit incentive plan for total proceeds of $1.0 million ($0.2 million in 2000).

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

APF Energy Management Inc., as manager of APF Energy Trust and APF Energy Inc., is responsible for the preparation of the consolidated financial statements and the preparation of all other financial information included in the annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and where applicable, amounts based on management's best estimates and judgement.

Management has established procedures and systems of internal control designed to provide reasonable assurance that assets are safeguarded and that accurate financial information is produced in a timely manner.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements, and through its Audit Committee, ensuring that management fulfills its responsibilities for financial reporting. The Audit Committee meets periodically with management and the external auditors to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the consolidated financial statements and recommends their approval to the Board of Directors. PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, appointed by the unitholders of APF Energy Trust, have audited the consolidated financial statements in accordance with generally accepted auditing standards. PricewaterhouseCoopers LLP have full and free access to the Audit Committee.

"Signed"

Martin Hislop
President and Chief Executive Officer
Calgary, Alberta
March 18, 2002

"Signed"

Alan MacDonald
Vice President, Finance

AUDITORS' REPORT

To the Unitholders of APF Energy Trust

We have audited the consolidated balance sheets of APF Energy Trust as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings, cash flows and cash distributions and accumulated cash distributions for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Signed: PricewaterhouseCoopers LLP"

Chartered Accountants
Calgary, Alberta
March 18, 2002

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

As at December 31,	2001	2000
ASSETS		
Current assets		
Cash	$ 2,042,909	$ 66,231
Accounts receivable	9,979,202	7,443,285
Other current assets	2,376,422	1,341,398
	14,398,533	8,850,914
Site restoration fund	29,389	–
Property, plant and equipment (note 5)	183,748,484	58,537,348
	$ 198,176,406	$ 67,388,262
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	10,024,004	4,388,318
Due to APF Management Inc. (note 12)	1,087,685	685,988
Cash distribution payable	2,337,582	1,570,659
	13,449,271	6,644,965
Future income taxes (note 11)	29,430,306	4,652,982
Long-term debt (note 8)	59,250,000	25,735,555
Site restoration liability (note 6)	3,637,539	2,143,041
	$ 105,767,116	$ 39,176,543
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 9)	141,068,870	57,704,112
Retained earnings	24,224,117	6,080,453
Accumulated cash distributions	(72,883,697)	(35,572,846)
	92,409,290	28,211,719
	$ 198,176,406	$ 67,388,262

See accompanying notes to the financial statements

Approved on behalf of the Board:

"Signed: Martin Hislop"

Director

"Signed: Steven Cloutier"

Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

As at December 31,	2001	2000
REVENUE		
Oil and gas	$ 68,038,666	$ 44,046,732
Royalties expense, net of ARTC	(13,363,789)	(8,529,767)
Other	1,885,657	927,722
	56,560,534	36,444,687
EXPENSES		
Operating	13,086,271	8,021,144
General and administrative (note 12)	3,360,236	1,844,203
Management fee (note 12)	1,503,291	993,245
Interest on long-term debt	3,047,933	1,882,285
Depletion and amortization	19,778,736	7,174,725
Site restoration	1,292,645	904,458
Capital and other taxes	1,172,302	164,230
	43,241,414	20,984,290
Unusual item	-	(210,212)
Income before income taxes and minority interest	13,319,120	15,670,609
Provision for (recovery of) future income taxes (note 11)	(5,173,528)	1,406,000
Income before minority interest	18,492,648	14,264,609
Minority interest (note 12)	348,984	189,892
Net income	18,143,664	14,074,717
Retained earnings (deficit) - Beginning of year	6,080,453	(5,797,283)
Adjustment for change in accounting policy (note 3)	-	(2,196,981)
Retained earnings - End of year	$ 24,224,117	$ 6,080,453
Net income per unit	$ 1.44	$ 2.04
Net income per unit - diluted (restated)	$ 1.44	$ 2.04

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,	2001	2000
Cash provided by (used in)		
Operating activities		
Net income for the year	$ 18,143,664	$ 14,074,717
Items not affecting cash		
Depletion and amortization	19,778,736	7,174,725
Minority interest	348,984	189,892
Future income taxes	(5,173,528)	1,406,000
Site restoration	1,292,645	904,458
Site restoration expenditures (note 6)	(395,611)	(43,544)
	33,994,890	23,706,248
Net change in non-cash working capital items		
Accounts receivable	339,583	(3,367,989)
Other current assets	(992,615)	(733,588)
Accounts payable and accrued liabilities	(2,412,295)	1,826,914
Due to APF Management	401,697	396,271
Cash distribution payable	766,923	834,419
Current portion of discontinued acquisition	–	(2,742,270)
	(1,896,707)	(3,786,243)
Cash distributions	(37,310,851)	(13,898,859)
	(5,212,668)	6,021,146
Investing activities		
Purchase of Alliance Energy Inc.	(38,866,268)	–
Purchase of oil and natural gas properties	(63,794,535)	(18,941,517)
Changes in non-cash working capital items – accounts payable	3,957,190	(176,214)
	(98,703,613)	(19,117,731)
Proceeds on sale of properties	6,903,199	12,392,878
Long-term asset investment – net	–	950,000
Site restoration fund reserve	(29,389)	–
	(91,829,803)	(5,774,853)
Financing activities		
Discontinued acquisition liability	–	(650,803)
Issue of units for cash	78,394,000	8,925,542
Issue of units for cash under stock options	990,492	216,398
Unit issue costs	(5,080,804)	(1,142,523)
Proceeds on issue of long-term debt – net	25,064,445	–
Repayment of long-term debt – net	–	(7,435,334)
Distribution to 1% minority interest	(348,984)	(189,892)
	99,019,149	(276,612)
Change in cash during the year	1,976,678	(30,319)
Cash – Beginning of year	66,231	96,550
Cash – End of year	$ 2,042,909	$ 66,231

Supplemental information (note 14)

CONSOLIDATED STATEMENTS OF CASH DISTRIBUTIONS AND ACCUMULATED CASH DISTRIBUTIONS

For the years ended December 31,	2001	2000
Oil and gas sales	$ 68,038,666	$ 44,046,732
Other	1,885,657	927,722
Gross overriding royalties and lessor's royalties	(6,128,274)	(4,124,993)
	63,796,049	40,849,461
Less		
Operating costs	13,086,271	8,021,144
General and administrative	2,893,732	1,502,184
Management fees	1,503,291	993,245
Debt service charges (including interest and principal)	3,047,933	10,798,865
Abandonment fund contribution	425,000	43,544
Capital and other taxes	1,172,302	164,230
Capital expenditures	16,224,837	5,628,238
Drawdown on credit facilities	(16,224,837)	(5,628,238)
	22,128,529	21,523,212
Income subject to the Royalty	41,667,520	19,326,249
99% of income subject to the Royalty	41,250,845	19,132,986
Crown charges, net of Alberta Royalty Tax Credit	(7,163,159)	(4,360,727)
General and administrative costs of the Trust	(466,504)	(338,598)
	33,621,182	14,433,661
Repayment of capital (working capital reserve)	3,689,669	(534,998)
Cash distributed and available to be distributed	37,310,851	13,898,663
Cash distributed to date	34,973,269	12,328,004
Cash distribution payable	$ 2,337,582	$ 1,570,659
Actual cash distribution declared per unit	$ 2.98	$ 2.00
Opening accumulated cash distributions	$ 35,572,846	$ 21,673,983
Distribution declared and paid	34,973,269	12,328,204
Distribution declared and payable	2,337,582	1,570,659
Closing accumulated cash distributions	$ 72,883,697	$ 35,572,846

The objective and integrity of data in these financial statements, including estimates and judgements relating to matters not concluded by year end, are the responsibility of management of APF Energy Trust ("Trust"). In management's opinion, the financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Trust's accounting policies.

1. BASIS OF PRESENTATION

APF Energy Trust (the "Trust")

The Trust was a closed-end investment trust formed under the laws of the Province of Alberta. The beneficiaries of the Trust (the "Unitholders") are holders of royalty units issued by the Trust (the "Units"). The Trust was a limited purpose trust whose purpose was to invest principally in royalties granted by APF Energy Inc. On July 28, 1999 the Trust became an open-end investment trust which could invest in a variety of shares or debt.

APF Energy Inc. ("Energy")

Energy was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, including certain initial properties and granting a royalty thereon to the Trust.

In 2001, the Manager of the Trust, APF Energy Management Inc. ("Management") determined that consolidated rather than combined financial statements was the best presentation of the accounts of the Trust and Energy. Although there is no legal ownership between these entities, Energy through the royalty, effectively transfers substantially all of the economic benefits of the operations to the Trust. The Unitholders also have the right to elect a majority of the directors of Energy. This change did not have a significant effect on the financial statements. The 1 percent minority interest is now included as an expense in the statement of income, rather than treated as a dividend. The amounts were $348,984 for 2001 and $189,892 for 2000.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidation

These consolidated financial statements include the accounts of the Trust and Energy and will be referred to as "APF". Although there is no legal ownership between these entities, Energy through the royalty, effectively transfers substantially all of the economic benefits of the operations to the Trust. The Unitholders also have the right to elect a majority of the directors of Energy.

Property, plant and equipment – oil and natural gas

APF follows the full cost method of accounting. All costs of acquiring oil and natural gas properties and related development costs are capitalized and accumulated in a cost centre. Maintenance and repairs are charged against earnings, and renewals and enhancements, which extend the economic life of the property, plant and equipment are capitalized. No general and administrative costs have been capitalized.

Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would significantly alter the rate of depletion.

Ceiling test

APF places a limit on the aggregate cost of capital assets which may be carried forward for amortization against revenues of future periods (the "ceiling test"). The ceiling test is a cost recovery test whereby the capitalized costs less accumulated depletion, site restoration and future taxes are limited to an amount equal to estimated undiscounted future net revenues from proved reserves based on year-end prices, plus the unimpaired costs of non-producing properties less estimated future general and administrative expenses, site restoration costs, management fees, financing costs and income taxes related to Energy that are not passed on to the Trust. Future distributions to Unitholders whether or not they are required under the Trust Indenture are not considered as future financing costs for purposes of the ceiling test. Costs and prices at the balance sheet dates are used. Any costs carried on the balance sheet in excess of the ceiling test amount are charged to earnings.

Depletion and amortization

The provision for depletion and amortization of oil and natural gas assets including tangible equipment is calculated using the unit-of-production method based on the estimated working interest share of proved reserves before royalties. Reserves are converted to equivalent units on the basis of approximate relative energy content.

Site restoration and abandonment

The provision for estimated site restoration costs is determined using the unit-of-production method. Actual site restoration costs are charged against the accumulated provision.

Other equipment

All other equipment is carried at cost and is depreciated over the estimated useful life of the assets at annual rates varying from 10 percent to 30 percent.

Joint ventures

Substantially all oil and natural gas production and exploitation activities are conducted jointly with others. Accordingly, the accounts reflect APF's proportionate interest in these activities.

Trust per unit calculations

The Trust has applied the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

The per unit income calculations are based on the weighted average number of units outstanding during the period (2001 - 12,578,032 units; 2000 - 6,888,012 units). The dilutive per unit calculations were based on additional incremental units of 29,928 for a total of 12,607,960 (2000 - nil and 6,888,012 units respectively).

Cash distributions declared per unit amount are based on actual distribution for units outstanding at the time of declaration.

Hedging

The Trust uses financial instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. Gains and losses relating to these transactions are deferred and recognized in the financial statement category to which the hedge relates at the time the underlying commodity is sold or when the positions are settled (note 13).

Cash distributions

Cash distributions are calculated on an accrual basis and are paid to the Unitholders based upon funds available for distribution.

Trust unit-based compensation plan

The Trust has a fixed Trust Unit option plan which is described in note 10. No compensation expense is recognized for this plan when Trust Units or Trust Unit options are issued to employees. Any consideration paid by employees on exercise of Trust Unit options or purchase of Trust Units is credited to Unitholders' investment account. If Trust Units or Trust Unit options are repurchased from employees, the excess of the consideration paid over the carrying amount of the Trust Units or Trust Unit options cancelled is charged to retained earnings.

Income taxes

The Trust is an inter vivos trust for income tax purposes. As such, the Trust is taxable on any taxable income which is not allocated to the Unitholders. The Trust intends to allocate all taxable income to Unitholders. Should the trust incur any income taxes, the funds available for distribution will be reduced accordingly. Provision for income taxes is recorded in Energy at applicable statutory rates. Provision for income taxes is recorded in Energy using the liability method of accounting whereby the future income tax effect of any difference between the accounting and income tax basis of an asset or liability is booked.

Management estimates

The consolidated financial statements include certain management estimates that may require accounting adjustments based on future occurrences. The most significant estimates relate to depletion, amortization and ceiling test calculations for capital assets including future abandonment liabilities as they are based on engineering reserve estimates and estimated future costs.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2001, the accounts of Trust and Energy are consolidated rather than treated as combined. There is no legal ownership between these entities, however the royalty agreement effectively transfers substantially all of the economic benefits of the operations to the Trust. This change does not have a significant effect on the financial statements.

Effective January 1, 2001, the treasury stock method was adopted for calculating diluted earnings per unit. Under this method, all options are assumed issued and the proceeds from exercise are assumed to be used to purchase units at the average market price during the year. The incremental units are included in the denominator of the diluted earnings per unit calculation. The impact of the adoption of the new standard resulted in no change to the diluted net income per share.

Effective January 1, 2000, Energy and Trust adopted the liability method for accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants (CICA). Under the liability method, Energy recorded future income taxes for the effect of any difference between the accounting and income tax basis of an asset or liability. Energy, retroactively without adjustment, adopted the CICA recommendations January 1, 2000, by recording additional property, plant and equipment of $1 million and recording a decrease in retained earnings of $2.2 million and an increase in the future income tax liability of $3.2 million. The additions to property, plant and equipment and future income taxes are being amortized to income over future periods.

4. ROYALTY DISTRIBUTION

The Royalty is granted to the Trust pursuant to the Royalty Agreement. The Royalty consists of an entitlement to 99 percent of Royalty Income. The Royalty does not constitute an interest in land and the Trust is not entitled to take its share of production in kind.

"Royalty Income" means Net Production Revenues less the aggregate of the Debt Service Charges (including principal and interest), Management Fees (to the extent Other Revenues are insufficient to pay the Management Fees), G&A and taxes (including income taxes) or other applicable charges payable by Energy, less any advances made pursuant to the credit facilities of Energy to fund the payment of such costs and charges, which included changes to the working capital reserve and which, after July 1, 1998, provides for a working capital reserve to be maintained in Trust.

"Net Production Revenue" means:

a) the amount received by Energy in respect of the sale of its interest in all Petroleum Substances produced from the Properties, together with net profit or loss from commodity price swaps (but not including ARTC, proceeds of disposition of Properties or Other Revenues);

less:

b) Operating Costs and all other expenditures paid or payable by or on behalf of Energy in respect of operating the Properties including, without limitation, the costs of gathering, treating, compressing, processing, transporting and marketing all Petroleum Substances produced from the Properties and all other amounts paid to third parties which are calculated with reference to production from the Properties including, without limitation, gross overriding royalties and lessors' royalties, but excepting Crown Royalties and other applicable charges;

c) capital expenditures intended to improve or maintain production from the Properties, (but not to acquire Additional Properties or Replacement Properties), in excess of amounts borrowed or designated as Deferred Purchase Obligations in respect thereof, but not in excess of 10 percent of the annual net cash flow from the Properties;

d) net contributions to Energy's Reclamation Fund and the Cash Reserve;

e) costs otherwise reimbursed by proceeds of business interruption, property damage and third party liability insurance less any such proceeds;

f) costs of generating Other Revenues; and

g) amounts required to be paid to the Trustee pursuant to the Trust Indenture, including, without limitation, amounts to be paid pursuant to indemnification provisions.

Energy is required to pay to the Trust on each Cash Distribution Date 99 percent of Royalty Income received by Energy from the Properties for the period ending on the last day of the month immediately preceding the Cash Distribution Date.

The Trust pays Energy 99 percent of the Crown Royalties and other Crown charges in respect of production from or ownership of the Properties. Energy is at all times entitled to set off its right to be so reimbursed against its obligation to pay the Royalty.

Energy uses Other Revenues to pay Management Fees, purchase Permitted Investments, pay for Additional Properties, Replacement Properties and capital costs, for net losses, if any, from currency swaps and for general corporate purposes, or to repay borrowing for such purposes.

As and from the time of becoming an open-end Trust, the Trust includes in the calculation of the Royalty Distribution, 100 percent of income before depreciation, amortization and depletion from investments in shares, notes and other investments.

5. CAPITAL ASSETS, AT COST

	2001	2000
Property, plant and equipment	$ 233,209,822	$ 88,219,950
Accumulated depletion and depreciation	(49,461,338)	(29,682,602)
	$ 183,748,484	$ 58,537,348

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2001 amounted to $4,928,000 (2000 – $nil).

6. SITE RESTORATION

Energy is responsible for future site restoration costs on all properties. At December 31, 2001 the future undiscounted estimated costs for the site restoration liabilities were $17,698,000, of which $3,637,539 has been provided for. The current year expense charged to the provision was $1,292,645 (2000 – $904,458). Actual payments for abandonment in 2001 were $395,611 (2000 – $43,544).

7. ACQUISITIONS

Effective April 11, 2001, Energy acquired all of the outstanding shares of Alliance Energy Inc. ("Alliance"). In aggregate the purchase price was satisfied by the payment of $35.3 million in cash, the issuance by the Trust of 0.9 million Trust Units at a deemed price of $10.05 per Trust Unit and the assumption of $8.45 million of debt.

Prior to Energy entering into an agreement to acquire Alliance, Alliance had agreed to acquire certain producing properties from an arm's length third party. The total consideration after adjustments was $42.5 million.

The acquisition of Alliance, excluding the properties noted above which are included in purchase of oil and natural gas properties, were accounted for using the purchase method of accounting with net assets acquired and consideration paid as follows:

		2001
Net assets acquired as assigned values		
Bank overdraft	$	(1,453,135)
Working capital deficiency		(1,172,881)
Capital assets		88,098,535
Long-term debt		(8,450,000)
Future income taxes		(29,950,852)
Provision for site restoration costs		(597,464)
Net	$	46,474,203
Consideration		
Trust units issued		9,061,070
Bank financing		35,328,536
Acquisition costs - due to related party		701,143
Acquisition costs		1,383,454
Total	$	46,474,203

8. LONG-TERM DEBT

	2001	2000
Bank loans	$ 59,250,000	$ 25,735,555

The Emerging Issue Committee of the Canadian Institute of Chartered Accountants has issued an Abstract which indicates that all loans secured by demand notes, that cannot be converted to a term loan, will have to be classified as current liabilities. The accounting treatment shall be applied to financial statements for periods beginning or after January 1, 2002. Pursuant to the Abstract, the entire amount outstanding on APF Energy's revolving demand credit facility would be classified as a current liability on the Trust's balance sheet.

On July 19, 2001, Energy executed a credit agreement with a syndicate of Canadian resident financial institutions. The total facility is $77.0 million, comprised of a revolving demand credit facility. The availability of the facility is limited to the borrowing base as determined from time to time by the lenders, which is currently $64.5 million. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms.

The bank loans bear interest based on a sliding scale tied to Energy's debt to cash flow ratio, from a minimum of the bank's prime rate plus 0.125 percent to a maximum of the prime rate plus 1.5 percent (2000 – bank prime plus 0.125 percent to 1.5 percent) or where available, at Banker's Acceptances rates plus a stamping fee of 1.125 percent to 2.5 percent (2000 – 1.125 percent to 1.75 percent).

The loans are secured by a $125.0 million demand debenture containing a first fixed charge on all the petroleum and natural gas assets of Energy and an assignment of book debts and material gas contracts.

9. ROYALTY UNITHOLDERS' INVESTMENT ACCOUNT

	2001		2000	
	Units	Amount	Units	Amount
Balance – Beginning of year	7,139,357	$ 57,704,112	5,889,922	$ 49,704,695
Issued to acquire Alliance	901,599	9,061,070	–	–
Issued for cash	7,430,500	78,394,000	1,222,676	8,925,542
Cost of Units issued	–	(5,080,804)	–	(1,142,523)
Issued under the Trust Unit Incentive Plan	112,424	990,492	26,759	216,398
	15,583,880	$ 141,068,870	7,139,357	$ 57,704,112

The holders of Units are entitled to vote at any meeting of the Unitholders.

In 1999, the Trust created a Unitholders' Rights Plan and authorized the issuance of one right in respect of each Unit outstanding. Each right would allow Unitholders in specified circumstances, to acquire, on payment of an exercise price of $50.00, the number of Units having an aggregate market price equal to twice the exercise price of the rights.

10. TRUST UNIT INCENTIVE RIGHTS PLAN

Pursuant to a Trust Unit Incentive Plan dated December 17, 1996 and amended February 1, 1998 (the "Plan"), the directors, management, employees and consultants of Energy and Management may be granted options to acquire Units of the Trust. The exercise price for each option is the market price of the Units at the time the option is granted. Options granted prior to February 1, 1998 vested immediately, while options granted on or after February 1, 1998 vest in one-third increments on the first, second and third anniversaries of their grant. The maximum term for each grant of options is five years. In 2001, 246,723 options were granted at a price of $9.70 per Trust Unit and 30,000 options were granted at a price of $11.89 per Trust Unit.

During 2001, this Plan was terminated and replaced with a new Trust Unit Incentive Rights Plan ("Rights Plan").

Under the Rights Plan, the directors, management, employees and consultants of Energy and Management may be granted rights to purchase Units of the Trust. The initial exercise price of rights granted under the Rights Plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years. The exercise price is to be adjusted downwards from time to time by the amount, if any, that distributions to Unitholders in any calendar quarter exceed a percentage of APF's net book value of petroleum and natural gas assets, as determined by the Trust.

There were no rights granted pursuant to the Rights Plan during 2001.

A summary of the status of the Plan as of December 31, 2001 and 2000 is as follows:

		2001		2000
		Weighted		Weighted
	Units	Average Price	Units	Average Price
Outstanding – Beginning of year	221,407	$ 8.38	174,500	$ 9.01
Granted	276,723	9.94	95,500	7.20
Exercised	(112,423)	8.81	(26,759)	8.09
Forfeited	(55,167)	9.61	(21,834)	8.92
Outstanding – End of year	330,540	9.32	221,407	8.38
Options exercisable – End of year	5,704	$ 8.17	100,342	$ 9.57

The following table summarizes information about fixed Trust Units options outstanding at December 31, 2001:

Range of Exercise Prices	Number Outstanding December 31, 2001	Weighted Average Remaining Contractual life (years)	Weighted Average Exercise Price	Number Exercisable December 31, 2001	Weighted Average Price
$ 7.00 – 7.99	53,569	3.18	$ 7.15	33	$ 7.15
$ 8.00 – 9.00	28,416	2.09	8.06	5,671	8.17
$ 9.01 – 10.00	223,555	4.16	9.70	–	–
$ 11.01 – 12.00	25,000	4.46	11.89	–	–
	330,540		$ 9.32	5,704	$ 8.17

11. INCOME TAXES

Energy has approximately $33,571,799 of unused tax pools at December 31, 2001 (December 31, 2000 – $10,588,000) available to be used to offset future taxable income subject to certain restrictions of the Income Tax Act.

Energy had approximately $14,580,000 in non-capital losses at December 31, 2001 (December 31, 2000 – $2,105,000) of which $2,105,000 expire in 2006 and the remainder in 2009.

The Unitholders are responsible for their own income taxes. Distributions will be a combination of taxable income and a return of capital in the year received. Generally, when the Trust has no taxable income prior to the deduction of distributions, distributions will not be taxable but will be a return of capital which reduces the Unitholders' adjusted cost base in those years.

	2001	2000
Income before income taxes	$ 13,319,120	$ 15,670,397
Statutory tax rate	43.95%	44.74%
Expected tax provision	$ 5,853,753	$ 7,010,936
Effect on income tax of		
Net income of the Trust	(11,234,778)	(4,598,148)
Resource allowance	(211,474)	(1,206,451)
Non-deductible Crown charges	32,245	132,847
Other	386,726	66,816
Provision for future income taxes	$ (5,173,528)	$ 1,406,000
The future tax recorded on the balance sheet results from		
Capital assets in excess of tax value	35,838,224	5,595,044
Future tax losses that are likely to be utilized	(6,407,918)	(942,062)
	$ 29,430,306	$ 4,652,982

The Trust has $5,524,073 of capital loss to be used against any capital gain.

During 2001 there was $nil taxable income in the Trust (2000 – $nil).

Distributions paid are deducted from taxable income only to the extent needed to reduce taxable income in the Trust to zero. Generally, the distributions deducted for the Trust tax return are taxable income to the Unitholders.

Taxable income of the Trust is comprised of income from royalty, adjusted for Crown royalties and resource allowance, less deductions for Canadian oil and natural gas property expense (COGPE), which is claimed at a rate of 10 percent on a declining balance basis and issue costs which are claimed at 20 percent per year on a straight-line basis. Any losses which occur in the Trust must be retained in the Trust and may be carried forward and deducted from taxable income for a period of seven years. The COGPE during 2001 and 2000 resulted from the purchase of royalty interests.

The amount of COGPE and issue costs remaining in the Trust are as follows:

	2001		2000	
	Per Trust Unit	Amount	Per Trust Unit	Amount
COGPE	$ 4.33[1]	$ 67,554,268	$ 4.87	$ 34,768,480
Issue costs	0.34	5,223,417	0.30	2,150,142
	$ 4.67	$ 72,777,685	$ 4.90	$ 36,918,622

[1] *Per Trust Unit amount is based on the actual number of Trust Units outstanding at year end of 15,583,880 (2000 - 7,139,357).*

12. RELATED PARTY TRANSACTIONS

Management manages the business of Energy and the Trust pursuant to a management agreement. Fees payable to Management for management, advisory and administrative services include a fee equal to 3.5 percent of Net Production Revenue and structuring fees of 1.5 percent on both the purchase price of acquisitions and on the net proceeds of dispositions. In 2001, fees paid or payable to Management on Net Production Revenues were $1,503,291 (2000 – $993,245) and structuring fees were $1,552,295 (2000 – $306,713). Structuring fees are accounted for as either part of the purchase price or as a reduction of the proceeds of disposition of oil and natural gas properties.

During the year, Energy reimbursed Management $2,247,681 (2000 – $1,502,334) for general and administrative expenses incurred on a cost recovery basis. These amounts are included in general and administrative expenses.

Management, through its ownership of 100 percent of the shares of APF, is entitled to receive 1 percent of the royalty income derived from the Properties. The 1 percent minority interest is included as an expense in the consolidated statement of operations. The amounts were $348,984 for 2001 and $189,892 for 2000.

13. FINANCIAL INSTRUMENTS

The Trust's financial instruments that are included in the balance sheet are comprised of cash, accounts receivable, and all liabilities except site restoration liability and future income taxes.

a) Commodity hedging

As at December 31, 2001, Energy had natural gas collared contracts in place amounting to 237,000 mcf of natural gas at a floor price of CDN$3.94 per mcf and a call price of CDN$4.78 until March 31, 2002. As at December 31, 2000, Energy had several natural gas swaps in place amounting to 1,002,000 mcf of natural gas at an average price of CDN$5.78 per mcf until October 31, 2001.

If Energy had unwound its position at December 31, 2001, it would have recognized a gain of $45,900 (2000 – loss of $7.94 million) with respect to its natural gas hedges.

At December 31, 2001, Energy had several oil swaps in place amounting to 180,000 barrels of oil at an average price of US$24.77 per barrel until March, 2002. At December 31, 2000, Energy had several oil swaps in place amounting to 17,739 barrels of oil at an average price of US$31.19 per barrel until March, 2001.

If Energy had unwound its position at December 31, 2001, it would have recognized a gain of $1.2 million (2000 – $95,081) with respect to its oil hedges.

b) Currency hedging

At December 31, 2001 and December 31, 2000, Energy had no forward foreign currency exchange contracts in place.

c) Fair values of financial assets and liabilities

The fair values of financial instruments that are included in the balance sheet, including long-term borrowings, approximate their carrying amount due to the short-term maturity of those instruments and the floating prime rate applied to long-term borrowings.

d) Credit risk

A substantial portion of Energy's accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risks.

e) Interest rate risk

At December 31, 2001, the increase or decrease in net earnings or loss before income taxes for each 1 percent change in interest rates on floating rate debt would amount to $592,500 (2000 - $257,356).

14. SUPPLEMENTAL INFORMATION FOR THE STATEMENTS OF CASH FLOWS

	2001	2000
Cash payments related to certain items		
Cash payments		
Interest	$ 3,265,931	$ 2,346,730
Distributions to minority interests	337,877	147,960
Distributions to Unitholders	36,543,928	13,064,245
Capital taxes	576,829	164,230

During the year, 901,599 Trust Units were issued as partial consideration for the acquisition of Alliance Energy Inc. (note 7).

15. CONTINGENCIES

Energy is involved in certain legal actions that occurred in the ordinary course of business. Management is of the opinion that losses, if any, arising from such legal actions would not have a material effect on these financial statements.

16. SUBSEQUENT EVENTS

Agency Agreement and Prospectus Filing

APF and the Agents entered into an Agency Agreement pursuant to which the Agents agreed to offer and the Trust agreed to issue and sell up to 3,250,000 Units at the price of $9.75 per Unit. Closing of the offering and the issue of 3,250,000 Units took place on February 13, 2002. The estimated net proceeds from this offering, after deducting expenses of the issue and after Agents' commissions will be in the amount of $29,903,125 and will be applied against long-term debt.

APPENDIX B

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
425 1st Street SW
Suite 1200
Calgary Alberta
Canada T2P 3V7
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

February 2, 2001

Auditors' Report

To the Shareholders of
Alliance Energy Inc.

We have audited the consolidated balance sheets of **Alliance Energy Inc.** as at November 30, 2000 and 1999 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Calgary, Alberta

Alliance Energy Inc.
Consolidated Balance Sheets
As at November 30, 2000 and 1999

	2000 $	1999 $
Assets		
Current assets		
Accounts receivable (note 8)	4,529,897	1,349,052
Prepaid expenses and drilling deposits	94,147	94,278
	4,624,044	1,443,330
Capital assets (note 3)	19,092,054	7,610,840
	23,716,098	9,054,170
Liabilities		
Current liabilities		
Bank indebtedness	1,627,621	172,449
Accounts payable	3,933,883	2,448,085
Promissory note (note 4)	2,800,000	-
Income tax payable	230,000	
Current portion of long-term debt (note 5)	-	340,000
	8,591,504	2,960,534
Long-term debt (note 5)	3,200,000	2,950,000
Deferred taxes	2,055,261	-
Provision for site restoration costs	505,071	312,332
	14,351,836	6,222,866
Shareholders' Equity		
Capital stock (note 6)	6,143,271	5,818,313
Retained earnings (deficit)	3,220,991	(2,987,009)
	9,364,262	2,831,304
	23,716,098	9,054,170

Accompanying notes are integral to the financial statements.

Approved by the Board of Directors

(signed) "Paul Cheung" Director (signed) "Don Planche" Director

PRICEWATERHOUSECOOPERS

Alliance Energy Inc.

Consolidated Statements of Earnings and Retained Earnings (Deficit)

For the years ended November 30, 2000 and 1999

	2000 $	1999 $
Revenue		
Oil and gas production	17,504,376	3,981,054
Royalties	(3,149,499)	(718,806)
Net production revenue	14,354,877	3,262,248
Royalty revenue	12,307	5,677
Gain on sale of investments	-	27,378
Interest	20,789	34,095
	14,387,973	3,329,398
Expenses		
Operating expenses	2,155,531	1,421,931
Depreciation, depletion and amortization	2,271,911	877,969
General and administrative	690,480	188,567
Interest	271,359	259,695
	5,389,281	2,748,162
Earnings before income taxes	8,998,692	581,236
Current tax	230,000	-
Deferred income tax charged	2,300,000	-
	2,530,000	-
Net earnings for the year	6,468,692	581,236
Deficit – Beginning of year	(2,987,009)	(3,568,245)
Repurchase of shares	(260,692)	-
Retained earnings (deficit) – End of year	3,220,991	(2,987,009)
Net earnings per share	0.32	0.04
Fully diluted earnings per share	0.30	0.03

Accompanying notes are integral to the financial statements.

Alliance Energy Inc.

Consolidated Statements of Cash Flows

For the years ended November 30, 2000 and 1999

	2000 $	1999 $
Cash provided by (used in)		
Operating activities		
Net earnings for the year	6,468,692	581,236
Items not affecting cash		
Depreciation, depletion and amortization	2,271,911	877,969
Deferred income taxes	2,300,000	-
Gain on sale of shares	-	(27,378)
Funds from operations	11,040,603	1,431,827
Net change in non-cash working capital	(1,121,343)	138,628
	9,919,260	1,570,455
Financing activities		
Proceeds of issuance of shares for cash, net of share issue costs	691,625	-
Cash acquired for common shares on acquisition (notes 2 and 6)	13,878	557,745
Common shares issued for cash on exercise of stock options	37,450	3,000
Repayment of long-term debt	(90,000)	(210,000)
Repurchase of shares	(361,287)	-
Reduction in promissory note	-	90,450
	291,666	441,195
Investing activities		
Capital assets expenditures	(11,410,168)	(2,298,132)
Proceeds on sale of capital assets	338,387	-
Net change in non-cash working capital	(344,509)	-
Proceeds on sale of investment	-	145,000
Acquisition of Aquarius (note 2)	(249,808)	-
	(11,666,098)	(2,153,132)
Decrease in cash for the year	(1,455,172)	(141,482)
Bank indebtedness – Beginning of year	(172,449)	(30,967)
Bank indebtedness – End of year	(1,627,621)	(172,449)
Funds from operations per share	0.55	0.09
Fully diluted funds from operations per share	0.50	0.08

Accompanying notes are integral to the financial statements.

Supplemental information		
Cash interest paid	271,359	259,695
Cash interest received	3,072	26,847

1 Summary of significant accounting policies

Consolidation

These financial statements represent the accounts of Alliance Energy Inc. and its wholly owned subsidiaries, Mackenzie Delta Energy Limited, Alliance Resources Inc. and Aquarius Ventures Inc. On December 1, 1999, the company amalgamated with Mackenzie Delta Energy Limited.

Capital assets

a) Petroleum and natural gas properties

The company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

The company calculates a "cost ceiling" which limits the net book value of capital costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

b) Other assets

Depreciation on office equipment is computed on the declining balance method at the rate of 20% per year.

c) Site restoration

The estimated costs for future site restoration and abandonments are provided for on a unit-of-production basis. The estimates are based upon current regulations and industry standards in effect at year-end. The annual charge is recorded as site restoration and the actual site restoration costs are charged to the site restoration provision as incurred.

Income taxes

Income taxes are provided at current rates for all items included in the statement of income regardless of the period when such items are reported for income tax purposes. The principal items which result in timing differences for financial and tax reporting purposes arise from claiming capital cost allowance and exploration and development expenses in excess of depreciation and depletion charged against income.

Joint ventures

A significant portion of the company's exploration, development and production activities are conducted jointly with other entities and accordingly the accounts reflect only the company's proportionate interest in such activities.

Hedging activities

Settlement of crude oil price swap agreements, which have been arranged as a hedge against commodity price fluctuations, are reflected in production revenues at the time of sale of the related hedged production.

Stock option plan

The company has a stock option plan for directors, officers, employees and consultants of the Corporation. No compensation expense is recognized when stock options are issued or exercised. The consideration paid upon exercise of stock options is credited to share capital.

Per share information

Earnings per share and cash flow per share are based on the weighted average number of shares outstanding during the year of 20,241,280 (1999 – 16,064,353).

2 Acquisitions and investment

In October 2000, the company acquired all the issued and outstanding shares of Aquarius Ventures Inc. (Aquarius) for cash consideration of $406,750. Aquarius was in the business of mining, exploration and various other activities. The acquisition has been accounted for by the purchase method of accounting with the cost of acquisition being allocated to working capital of $156,006 and capital assets of $6,005 and future tax assets of $244,739. Aquarius has tax pools in the amount of $3,809,332 of which only $244,739 has been recognized. The benefit of these losses has not been recognized in these financial statements at November 30, 2000.

In September 1999, the company acquired all the issued and outstanding shares of Mackenzie Delta Energy Limited ("Mackenzie"), a private oil and gas company, in exchange for the issuance of 3,961,757 common shares, of which 40,508 were issued after year-end, and the issuance of 150,000 warrants exercisable at $0.25 expiring June 30, 2004. The acquisition has been accounted for by the purchase method of accounting with the cost of acquisition of $980,312 allocated to assets of $1,110,495 and liabilities of $130,183. The company accounted for this issuance at $0.25 per share being the trading price at the time the agreement was reached in June 1999. On December 1, 1999, Alliance Energy Inc. and Mackenzie amalgamated.

In 1999, the company sold all its common shares in Advance Drilling Ltd. ("Advance") for total proceeds of $145,000 recognizing a gain of $27,378. The determination of proceeds was based on an independent valuation of Advance assets.

3 Capital assets

Capital assets are comprised of:

			2000
	Cost $	**Accumulated amortization** $	**Net** $
Petroleum and natural gas properties	22,111,868	8,178,720	13,933,148
Production equipment and facilities	6,960,142	2,004,235	4,955,907
Other assets	306,559	103,560	202,999
	29,378,569	10,286,515	19,092,054

			1999
	Cost $	**Accumulated amortization** $	**Net** $
Petroleum and natural gas properties	11,052,862	6,858,475	4,194,387
Production equipment and facilities	4,604,506	1,268,528	3,335,978
Other assets	160,815	80,340	80,475
	15,818,183	8,207,343	7,610,840

Undeveloped property costs of $469,658 (1999 – $210,179) have been excluded from capitalized costs subject to depletion.

4 Promissory note

During the year, the company acquired certain capital assets for consideration of $200,000 and a promissory note of $2,800,000. The promissory note bears interest at 10% per annum and is due on or before December 31, 2000.

5 Long-term debt

	2000 $	1999 $
Bank debt	3,200,000	2,950,000
Loan	-	340,000
	3,200,000	3,290,000
Less: Current portion	-	(340,000)
	3,200,000	2,950,000

Bank loan

The company has a demand revolving production term loan facility in the amount of $6,000,000 with a Canadian bank. As at November 30, 2000, the current amount outstanding against this facility was $3,200,000 (1999 – $2,950,000). Interest is charged on the borrowings under the facility at the bank's prime rate plus ¾% per annum. Collateral for this facility is provided by debentures totalling $12,000,000, providing a fixed charge over certain oil and gas properties and a floating charge over all other assets of the company. Subsequent to year-end the company negotiated a demand revolving loan in the amount of $10,000,000 with a different Canadian bank. Although the loans are due on demand, management does not anticipate any principal repayments will be required in the next year. Interest is charged on the borrowings under this facility at the bank's prime rate plus 1/4% per annum. Collateral for this facility is provided by a fixed and floating charge debenture of $35,000,000 over all assets of the company.

Loan

During the year, the company repaid a loan of $340,000 from an industry partner.

6 Capital stock

Authorized
Unlimited number of common shares without nominal or par value
Unlimited number of preferred shares without nominal or par value

Issued and issuable

	Number of Shares	$
Balance – November 30, 1998	15,105,583	4,915,700
Issued under stock options plan	15,000	3,000
Issued as consideration for purchase of Mackenzie Delta Energy Limited – net of share issue costs of $80,699	3,921,249	899,613
Balance – November 30, 1999	19,041,832	5,818,313
Flow-through shares issued for cash, net of tax effect of $317,400 and share issue costs of $58,375	1,250,000	374,225
Issued under stock options plan	155,250	37,450
Issued as consideration for purchase price adjustment of Mackenzie Delta Energy Limited	40,508	13,878
Shares purchased under normal course issuer bid	(324,500)	(100,595)
Balance – November 30, 2000	20,163,090	6,143,271

During the year the company established a normal course issuer bid to enable it to repurchase up to 1,017,304 of its issued and outstanding shares on the open market through the facilities of the Canadian Venture Exchange. The company repurchased and cancelled 324,500 shares at a cost of $361,287. The excess of the cost of the shares over their assigned value of $260,692 was allocated to retained earnings. The normal course issuer bid expired November 23, 2000.

Outstanding stock options

Alliance's Board of Directors is authorized to award stock options to directors, officers, employees and consultants of the company. The expiry dates of the stock options shall not exceed five years from the grant date and vest at the discretion of the Board. As at November 30, 2000 the following options to purchase common shares were outstanding:

Range of exercise price	Number outstanding November 30, 2000	Weighted average remaining life (years)	Weighted average exercise price November 30, 2000	Number exerciseable	Weighted average exercise price
$0.20 to $1.00	1,521,750	1.7	$0.23	1,172,875	$0.22
$1.01 to $1.40	20,000	3.8	$1.40	10,000	$1.40

The following table summarizes the changes in the number of stock options outstanding during the year:

	2000		1999	
	Number of options	**Weighted-average exercise price $**	**Number of options**	**Weighted-average exercise price $**
Outstanding – Beginning of year	1,631,500	0.22	1,491,500	0.47
Granted	81,000	0.65	400,000	0.29
Exercised	(155,250)	0.24	(15,000)	0.22
Expired	(15,500)	0.30	(245,000)	0.22
Outstanding and exercisable – End of year	1,541,750	0.24	1,631,500	0.22

Warrants

At November 30, 2000 the company has 150,000 warrants outstanding exercisable at $0.25 per warrant, expiring June 30, 2004 (see Note 2).

7 Income taxes

The provision for income taxes reflects an effective tax rate which differs from the expected Canadian income tax rate as summarized below:

	2000 $	1999 $
Earnings before income taxes	8,998,692	581,236
Expected tax expense at 46.12%	4,150,197	268,066
Depletion, depreciation and amortization not deductible for income tax purposes	23,706	38,616
Crown royalties	784,516	188,633
Resource allowance	(1,626,162)	(222,802)
Other	8,733	4,488
Tax benefit of losses not previously recognized	(810,990)	(277,001)
Tax expense reflected in accounts	2,530,000	-

8 Related party transactions

The company is owed $44,741 (1999 – $33,760) by a company controlled by a director of the company. In addition, the company is owed $127,156 (1999 – $16,500) by a company jointly controlled by the company, its directors and employees on which the company charges interest at 10% per annum. Subsequent to year-end, $127,156 plus accrued interest was repaid.

9 Financial instruments

As a hedge against price fluctuations, the company has entered into the following contracts at November 30, 2000:

300 barrels per day at US $26.10 expiring December 31, 2000
300 barrels per day at Cdn $41.00 expiring December 31, 2000
500 barrels per day at an average of US $27.50 for the year 2001

The fair value of these crude oil hedges based on quotes provided by brokers would cost Cdn $643,429 (1999 – $160,136) to terminate at November 30, 2000.

10 Subsequent event

Subsequent to year-end the company entered into agreements to purchase and dispose of certain oil and gas assets for a net amount of $42,940,000. These transactions have resulted in the company retiring the promissory note payable and making a cash payment of $4,574,000. Management intends that the remaining obligation will be financed through a combination of equity, bank debt and cash flow. The closing of the purchase is conditional upon the company obtaining the necessary finances.

AUDITORS' REPORT

To the Shareholders of Alliance Energy, Inc.

We have audited the consolidated balance sheets of **Alliance Energy Inc.** as at November 30, 1999 and 1998 and the consolidated statements of earnings (loss) and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

"PricewaterhouseCoopers LLP"
Chartered Accountants
January 21, 2000
Calgary, Alberta

ALLIANCE ENERGY

Consolidated Balance Sheets as at November 30, 1999 and 1998

	1999 $	1998 $
Assets		
Current assets		
Accounts receivable (notes 2 and 7)	1,349,052	794,106
Investments (note 2)		100,867
Prepaid expenses and drilling deposits	94,278	71,996
	1,443,330	966,969
Investment (note 2)		107,205
Capital assets (note 3)	7,610,840	5,742,941
	9,054,170	6,817,115
Liabilities		
Current liabilities		
Bank indebtedness	172,449	30,967
Accounts payable	2,448,085	1,703,021
Current portion of long-term debt (note 4)	340,000	60,000
	2,960,534	1,793,988
Long-term debt (note 4)	2,950,000	3,440,000
Provision for site restoration costs	312,332	235,671
	6,222,866	5,469,659
Shareholders' Equity		
Capital stock (note 5)	5,818,313	4,915,701
Deficit	(2,987,009)	(3,568,245)
	2,831,304	1,347,456
	9,054,170	6,817,115

Accompanying notes are integral to the financial statements

Approved by the Board of Directors

Director Director

ALLIANCE ENERGY

Consolidated Statements of Earnings (Loss) and Retained Earnings (Deficit)
for the years ended November 30, 1999 and 1998

	1999	1998
	$	$
Revenue		
Oil and gas production	3,981,054	3,556,329
Royalties	(718,806)	(492,669)
Net production revenue	3,262,248	3,063,660
Royalty revenue	5,677	11,164
Gain on sale of shares	27,378	
Management fee income from equity investment		89,622
Equity in income of affiliate		18,500
	3,295,303	3,182,946
Expenses		
Operating expenses	1,421,931	1,278,259
Depreciation, depletion and amortization (note 5)	877,969	5,678,429
General and administrative	188,567	146,847
Interest	225,600	180,736
	2,714,067	7,284,271
Earnings (loss) before income taxes	581,236	(4,101,325)
Deferred income tax recovery		(314,995)
Net earnings (loss) for the year	581,236	(3,786,330)
Retained earnings (deficit) – Beginning of year	(3,568,245)	218,085
Deficit – End of year	(2,987,009)	(3,568,245)
Net earnings (loss) per share	0.04	(0.25)
Fully diluted earnings (loss) per share	0.03	(0.25)

Accompanying notes are integral to the financial statements

ALLIANCE ENERGY

Consolidated Statements of Cash Flows for the years ended November 30, 1999 and 1998

	1999 $	1998 $
Cash provided by (used in)		
Operating activities		
Net earnings (loss) for the year	581,236	(3,786,330)
Items not affecting cash		
Depreciation, depletion and amortization	877,969	5,678,429
Equity in income of affiliate	-	(18,500)
Additional cash portion of management fee income	-	27,378
Deferred income taxes	-	(314,995)
Gain on sale of shares	(27,378)	-
Funds from operations	1,431,827	1,585,982
Net change in non-cash working capital	138,628	(885,619)
	1,570,455	700,363
Financing activities		
Cash acquired for common shares on acquisition (note 5)	557,745	-
Common shares issued for cash	3,000	471,123
(Repayment) issuance of long-term debt	(210,000)	1,670,000
Reduction in promissory note	90,450	-
	441,195	2,141,123
Investing activities		
Capital assets expenditures	(2,298,132)	(3,081,033)
Proceeds on sale of capital assets	-	160,154
Proceeds on sale (purchase) of investment	145,000	(950)
	(2,153,132)	(2,921,829)
Decrease in cash for the year	(141,482)	(80,343)
Cash (bank indebtedness) – Beginning of year	(30,967)	49,376
Bank indebtedness – End of year	(172,449)	(30,967)
Funds from operations per share	0.09	0.11
Fully diluted funds from operations per share	0.08	0.10

Accompanying notes are integral to the financial statements

ALLIANCE ENERGY

Notes to Consolidated Financial Statements

November 30, 1999 and 1998

1. Summary of significant accounting policies

Consolidation

These financial statements represent the accounts of Alliance Energy Inc. and its wholly owned subsidiaries, Mackenzie Delta Energy Limited and Alliance Resources Inc.

Capital assets

a. Petroleum and natural gas properties.
The company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

The company calculates a "cost ceiling" which limits the net book value of capital costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

b. Other assets.
Depreciation on office equipment is computed on the declining balance method at the rate of 20% per year.

c. Site restoration.
The estimated costs for future site restoration and abandonments are provided for on a unit-of-production basis. The estimates are based upon current regulations and industry standards in effect at year-end. The annual charge is recorded as site restoration and the actual site restoration costs are charged to the site restoration provision as incurred.

Income taxes

Income taxes are provided at current rates for all items included in the statement of income regardless of the period when such items are reported for income tax purposes. The principal items which result in timing differences for financial and tax reporting purposes arise from claiming capital cost allowance and exploration and development expenses in excess of depreciation and depletion charged against income.

ALLIANCE ENERGY

Notes to Consolidated Financial Statements

November 30, 1999 and 1998

Joint ventures

A significant portion of the company's exploration, development and production activities are conducted jointly with other entities and accordingly the accounts reflect only the company's proportionate interest in such activities.

Investments

Equity investments are carried at initial cost, less dividends received, plus the company's share of equity income.

Hedging activities

Settlement of crude oil price swap agreements, which have been arranged as a hedge against commodity price fluctuations, are reflected in production revenues at the time of sale of the related hedged production.

Per share information

Earnings per share and cash flow per share are based on the weighted average number of shares outstanding during the year of 16,064,353 (1998 – 15,016,886).

2. Investment

	1999	1998
	$	$
Common shares		70,500
Equity earnings		47,122
Promissory note	90,450	180,900
	90,450	298,522
Comprised of:		
Current accounts receivable	90,450	90,450
Current investment		100,867
Long-term investments		107,205
	90,450	298,522

ALLIANCE ENERGY

Notes to Consolidated Financial Statements
November 30, 1999 and 1998

The company had an investment in Advance Drilling Ltd. ("Advance") of 702,000 common shares. In 1998 this investment represented 23.4% of the issued and outstanding shares of Advance and as a result, the company equity accounted for this investment in 1998. Effective January 1, 1999 the company sold 602,000 common shares and effective March 31, 1999 the company sold the balance being 100,000 common shares for total proceeds of $145,000 recognizing a gain of $27,378. The determination of proceeds was based on an independent valuation of Advance assets.

The company had loaned Advance $180,900 pursuant to an unsecured promissory note which bears interest at 10%. During the year the company received $90,450. The balance remaining of $90,450 is due June 2000 and accordingly has been classified as accounts receivable in 1999 (1998 – $90,450).

3. Capital assets

Capital assets are comprised of:

			1999
	Cost	Accumulated Amortization	Net
	$	$	$
Petroleum and natural gas properties	11,052,862	6,858,475	4,194,387
Production equipment and facilities	4,604,505	1,268,528	3,335,977
Other assets	160,815	80,340	80,475
	15,818,182	8,207,343	7,610,839

			1998
	Cost	Accumulated Amortization	Net
	$	$	$
Petroleum and natural gas properties	8,969,705	6,368,625	2,601,080
Production equipment and facilities	4,036,129	996,294	3,039,835
Other assets	165,422	63,396	102,026
	13,171,256	7,428,315	5,742,941

Undeveloped property costs of $210,179 (1998 - $418,469) have been excluded from capitalized costs subject to depletion.

ALLIANCE ENERGY

Notes to Consolidated Financial Statements
November 30, 1999 and 1998

In 1998, as a result of applying the ceiling test evaluation, the company recorded a write-down of its oil and gas properties of $3,760,823 ($4,075,818 net of a deferred tax recovery of $314,995).

4. Long-term debt

	1999	1998
	$	$
Bank debt	2,950,000	3,100,000
Loan	340,000	400,000
	3,290,000	3,500,000
Less: Current portion	(340,000)	(60,000)
	2,950,000	3,440,000

Bank loan.
The company has a demand revolving production term loan facility in the amount of $3,200,000 with a Canadian bank. As at November 30, 1999, the current amount outstanding against this facility was $2,950,000 (1998 – $3,100,000). Interest is charged on the borrowings under the facility at the bank's prime rate plus 3/4% per annum. Collateral for this facility is provided by a fixed and floating charge debenture of $3,000,000 over all assets of the company, together with a promissory note in the amount of $3,200,000 and a postponement of claims by an industry partner pursuant to the loan referred to below. Although loans under this facility are due on demand, no principal repayments are required in the next year notwithstanding the fact that the company is in default of covenants under this facility. These defaults have been waived by the bank.

Loan.
As at November 30, 1999, the company has a loan of $340,000 from an industry partner. Collateral provided, by way of certain oil and gas properties, on this loan is subordinated to the collateral provided to the bank and interest is charged at 7.5% per annum. Principal repayments commenced May 1, 1998, and all principal is to be repaid by May 1, 2000. All of the loan balance will be repaid in 2000, and accordingly this amount has been classified as a current liability.

ALLIANCE ENERGY

Notes to Consolidated Financial Statements

November 30, 1999 and 1998

5. Capital stock

Authorized
Unlimited number of common shares without nominal or par value
Unlimited number of preferred shares without nominal or par value
Unlimited number of preferred series one shares without nominal or par value.
Issued and issuable

	Number of Shares	$
Balance – November 30, 1997	14,002,583	4,443,902
Exercise of warrants for cash	1,000,000	450,000
Issued under stock options plan	103,000	22,660
Share issue costs, net of tax benefit of $676	–	(861)
Balance – November 30, 1998	15,105,583	4,915,701
Issued under stock options plan	15,000	3,000
Issued as consideration for purchase of Mackenzie Delta Energy Limited – net of share issue costs of $80,699	3,921,249	899,613
Balance – November 30, 1999	19,041,832	5,818,314

In September 1999, the company acquired all the issued and outstanding shares of Mackenzie Delta Energy Limited ("Mackenzie"), a private oil and gas company, in exchange for the issuance of 3,961,757 common shares, of which 40,508 were issued after year-end, and the issuance of 150,000 warrants exercisable at $0.25 expiring June 30, 2004. The acquisition has been accounted for by the purchase method of accounting with the cost of acquisition of $980,312 allocated to assets of $1,110,495 and liabilities of $130,183. The company accounted for this issuance at $0.25 per share being the trading price at the time the agreement was reached in June 1999. On December 1, 1999, Alliance Energy Inc. and Mackenzie amalgamated.

At November 30, 1999 1,631,500 stock options (1998 – 1,491,500) were outstanding to directors, officers, employees and consultants of the company. These stock options are exercisable at prices between $0.20 and $0.35 and expire between January 3, 2001 and October 29, 2003. During the year 15,000 stock options were exercised, 245,000 expired and 400,000 new options were issued. In 1999, 1,246,500 stock options were repriced from prices between $0.22 and $0.65 to $0.20 based on the trading price at the time the application was made in May 1999.

ALLIANCE ENERGY

Notes to Consolidated Financial Statements

November 30, 1999 and 1998

6. Income taxes

The provision for income taxes reflects an effective tax rate which differs from the expected Canadian income tax rate as summarized below:

	1999 $	1998 $
Earnings (loss) before income taxes	581,236	(4,101,325)
Expected tax expense at 46.12% (1998 – 44.58%)	268,066	(1,828,371)
Depletion, depreciation and amortization not deductible for income tax purposes	38,616	329,524
Crown royalties	188,633	133,700
Resource allowance	(222,802)	(162,943)
Equity income in affiliate		(8,247)
Other	4,488	2,518
Cash portion of management fee income	-	12,205
Future tax benefit of losses not recognized	-	1,206,619
Tax benefit of losses not previously recognized	(277,001)	-
Tax recovery reflected in accounts	-	(314,995)

At November 30, 1999, the company has tax pools in the amount of $8,825,000 (1998 – $7,339,000) and book assets of $7,610,840. The benefit of the excess tax pools has not been recognized in the financial statements at November 30, 1999.

7. Related party transactions

In 1997, the company initiated the formation of a drilling company, Advance Drilling Ltd. (refer to note 2). In 1998, certain directors of the company had an ownership interest of approximately 10% in Advance and in 1998 the company contracted a drilling rig owned by Advance under normal business terms and conditions. Advance currently shares certain office accommodation and services with the company and pays its share of such costs based on usage. In 1998, the company earned management fees in the amount of $89,622.

In 1999, the company sold all the shares in Advance to existing shareholders or employees of Advance, two of whom are directors of the company. In 1998, Advance owed the company $181,514 which was included in accounts receivable. There was no outstanding receivable at November 30, 1999. Accounts receivable balances due from Advance were charged interest at 10% per annum.

ALLIANCE ENERGY

Notes to Consolidated Financial Statements
November 30, 1999 and 1998

In addition, the company is owed $33,760 (1998 – $64,000) by a company controlled by a director of the company.

8. Financial instruments

As a hedge against price fluctuations, the company has entered into the following contracts at November 30, 1999:

100 barrels per day at US $23.40 expiring February 29, 2000
200 barrels per day at US $20.50 expiring November 30, 2000
100 barrels per day at US $19.33 expiring July 31, 2000

The fair value of these crude oil hedges based on quotes provided by brokers would cost Cdn $160,136 (1998 – $Nil) to terminate at November 30, 1999.

Subsequent to year end, the company sold forward 300 barrels per day at US $25.50 for the month of January 2000 and 300 barrels per day at US $25.20 for the month of February 2000.

9. Uncertainty due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

10. Subsequent event

In December 1999, the company issued 1,250,000 flow-through shares at $0.60 per share for net proceeds of $687,000.

REVISED

Alliance Energy Inc.
Consolidated Balance Sheets

(Unaudited)

	February 2001 $	November 2000 $
ASSETS		
Current assets		
Cash	362,779	-
Accounts receivable	3,622,712	4,529,897
Prepaid expenses and drilling deposits	4,678,362	94,147
	8,663,853	4,624,044
Capital assets	18,581,382	19,092,054
	27,245,235	**23,716,098**
LIABILITIES		
Current liabilities		
Bank indebtedness	-	1,627,621
Accounts payable	3,387,305	3,933,883
Promissory note	-	2,800,000
Income tax payable	1,434,687	230,000
	4,821,992	8,591,504
Long-term debt	9,350,000	3,200,000
Provision for site restoration costs	563,025	505,071
Future taxes	2,055,261	2,055,261
	16,790,278	14,351,836
SHAREHOLDERS' EQUITY		
Capital stock	6,150,871	6,143,271
Retained earnings	4,304,086	3,220,991
	10,454,957	9,364,262
	$ 27,245,235	$ 23,716,098

{K:\cdox\0052932\000034\CM125870.DOC;1}

Alliance Energy Inc.
Consolidated Income Statements
Three months ended

(Unaudited)

	February 2001 $ (unaudited)	February 2000 $ (unaudited)
REVENUE		
Oil and gas production	5,259,021	2,585,922
Royalties	(1,155,759)	(396,101)
Net production revenue	4,103,262	2,189,821
Royalty revenue	1,884	2,743
	4,105,146	2,192,564
EXPENSES		
Operating expenses	720,591	426,791
General and administrative	229,580	73,711
Interest	100,550	52,192
Depreciation, depletion & amortization	766,642	365,681
	1,817,363	918,375
Earnings before income taxes	2,287,783	1,274,189
Current tax	1,204,687	-
Net earnings for the period	1,083,096	1,274,189
Retained earnings (deficit), Beginning of period	3,220,990	(2,987,009)
Retained earnings, (deficit) End of period	$ 4,304,086	$ (1,712,820)
Net earnings per share	$ 0.05	$ 0.06
Fully diluted earnings per share	$ 0.05	$ 0.06

Alliance Energy Inc.
Consolidated Statements of Cash Flow
For the three months ended
(Unaudited)

	February 2001 $	February 2000 $
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Net earnings for the period	1,083,096	1,274,189
Items not affecting cash		
Depreciation, depletion and amortization	766,642	365,681
Funds from operations	1,849,738	1,639,870
Net change in non-cash working capital	(5,846,923)	292,568
	(3,997,185)	1,932,438
FINANCING ACTIVITIES		
Proceeds of issuance of shares for cash (net of tax effect $317,400)	-	391,940
Common shares issued for cash in exercise of stock options	7,600	-
Repayment of long-term debt	6,150,000	(450,000)
	6,157,600	(58,060)
INVESTING ACTIVITIES		
Capital assets expenditures	(198,515)	(2,397,368)
Proceeds on sale of capital assets	28,500	-
	(170,015)	(2,397,368)
Increase (decrease) in cash items for the period	1,990,400	(522,990)
Cash (bank indebtness) - Beginning of period	(1,627,621)	(172,449)
Cash (bank indebtness) - End of period	362,779	(695,439)
Funds from operations per share	$ 0.09	$ 0.08
Fully diluted funds from operations per share	$ 0.08	$ 0.08
SUPPLEMENTAL INFORMATION		
Cash interest paid	112,230	57,112
Cash interest received	11,680	2,288

Notes to the Consolidated Financial Statements
(unaudited)

1. Basis of Presentation

The interim consolidated financial statements of Alliance Energy Inc. have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies as the consolidated financial statements for the fiscal year ended November 30, 2000, except as disclosed in Note 2 below. The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto.

2. Adoption of New Accounting Standard

Effective December 1, 2000, the company adopted, retroactively and without restatement of prior periods, the liability method of accounting for income taxes as prescribed by the Canadian Institute of Chartered Accountants. The effect of the adoption of this new standard on the company's financial statements was not material.

3. Subsequent Event

On April 11, 2001, APF Energy Inc. acquired 98.86% of the common shares of the company. On May 1, 2001, the company and APF Energy Inc. were amalgamated, with the resulting entity continuing to carry on business under the name "APF Energy Inc.".

MATERIAL CHANGE REPORT

Material Change Report under Section 118(1) of the *Securities Act*, Alberta, Section 75(2) of the *Securities Act*, Ontario, Section 81(2) of the *Securities Act*, Nova Scotia, Section 67(1) of the *Securities Act*, British Columbia, Section 84(1)(b) of the *Securities Act*, Saskatchewan, Section 76(2) of the *Securities Act, 1990*, Newfoundland.

1. Reporting Issuer:

   APF Energy Trust ("APF")

   Address: Suite 2100, 144 - 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

2. Date of Material Change:

   December 8, 2002

3. Publication of the Material Change:

   A press release disclosing the details outlined in this material change report was issued by APF from Calgary, Alberta on December 9, 2002 and disseminated through the facilities of Canada NewsWire. A copy of the press release is attached as Schedule "B" to Appendix I of this Material Change Report.

4. Summary of Material Change:

   APF and Hawk Oil Inc. ("Hawk") entered into an agreement (the "Pre-Offer Agreement") dated December 8, 2002, pursuant to which APF agreed to make an offer (the "Offer") to purchase all of the issued and outstanding Class A Shares of Hawk (the "Hawk Shares" or the "Common Shares"), including all Hawk Shares which may become outstanding on the exercise of options to purchase Hawk Shares. **A copy of the Pre-Offer Agreement is attached as Appendix I to this Material Change Report**. Certain of the terms and conditions of the Pre-Offer Agreement are summarized and described below and such description is qualified by and reference should be made to, the actual terms and conditions of the Pre-Offer Agreement which is attached hereto as Appendix I.

   Certain directors, officers and shareholders of Hawk, holding 32% of the issued and outstanding Hawk Shares, have agreed to tender to the Offer all Hawk Shares owned or controlled by them (including any Hawk Shares acquired pursuant to the exercise of any options to purchase Hawk Shares).

5. Full Description of Material Change:

On December 8, 2002, APF and Hawk entered into the Pre-Offer Agreement whereby APF agreed to make the Offer, either directly or indirectly, which consists of, at the election of each holder of Hawk Shares, either (i) $4.80 in cash per Hawk Share, subject to a maximum aggregate cash consideration being issued pursuant to the Offer of $9.194 million; or (ii) 0.5079365 of a trust unit of APF ("Trust Unit") for each Hawk Share, or any combination thereof.

The board of directors of Hawk (the "Board of Directors") has determined that it will unanimously recommend that the holders of Hawk Shares (the "Hawk Shareholders") accept the Offer.

The Pre-Offer Agreement, which is attached hereto as Appendix I, provides that Hawk will not solicit other offers, allows APF to match any subsequent offer and provides for a non-completion fee of $1.5 million payable by Hawk to APF in certain circumstances.

Continuous disclosure material relating to Hawk is available for review at www.sedar.com.

6. Reliance on Section 118(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

Not Applicable

7. Omitted Information:

Not Applicable

8. Senior Officer:

Steven G. Cloutier
President and Chief Operating Officer
APF Energy Management Inc.
2100, 144 - 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

9. The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 11th day of December, 2002.

(Signed) "Steven G. Cloutier"
President and Chief Operating Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE

RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Appendix I

PRE-OFFER AGREEMENT

BETWEEN

APF ENERGY TRUST

and

HAWK OIL INC.

December 8, 2002

TABLE OF CONTENTS

Page

PRE-OFFER AGREEMENT

THIS AGREEMENT made the 8th day of December, 2002.

BETWEEN:

> **APF ENERGY TRUST**, a trust formed under the laws of the Province of Alberta, by its manager APF Energy Management Inc. (hereinafter referred to as "**APF**")

- and -

> **HAWK OIL INC.**, an Alberta corporation (hereinafter referred to as "**Hawk**")

RECITALS

WHEREAS:

10. APF or APF Energy is prepared to make an offer for all of the Hawk shares, subject to the terms and conditions of this Agreement;

11. the board of directors of Hawk has unanimously determined that it would be in the best interests of Hawk and its shareholders to recommend acceptance of the APF offer to the shareholders of Hawk and to cooperate with APF with respect to, and take all reasonable action to support, the APF offer; and

12. the board of directors of Hawk has unanimously determined that it would be in the best interests of Hawk and its shareholders for Hawk to enter into this Agreement.

NOW THEREFORE IN CONSIDERATION OF the mutual covenants hereinafter contained and other good and valuable consideration (the receipt and adequacy whereof is hereby acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement (including the recitals hereto), unless there is something in the subject matter or context inconsistent therewith:

"**Act**" means the *Business Corporations Act* (Alberta), as the same has been and may hereafter, from time to time, be amended;

"Agreement", "this Agreement", "herein", "hereto", and "hereof" and similar expressions refer to this agreement (and not to any particular Article or Section hereof), as the same may be amended or supplemented from time to time and, where applicable, to the appropriate Schedules hereto;

"APF Energy" means APF Energy Inc.;

"APF Governing Documents" means the amended and restated trust indenture between APF Energy and Computershare Trust Company of Canada originally made as of October 10, 1996;

"APF Manager" means APF Energy Management Inc., the duly appointed manager of APF and APF Energy;

"Business Day" means any day excepting a Saturday, Sunday or statutory or civic holiday in Calgary, Alberta;

"Conditional Option Exercise" has the meaning given to such phrase in Section2.4 hereof;

"Confidentiality Agreement" means that certain confidentiality agreement between APF and Hawk dated November 18, 2002;

"diluted basis" means, with respect to the number of outstanding Hawk Shares at any time, such number of outstanding Hawk Shares calculated assuming that all outstanding Hawk Options and all other rights to purchase Hawk Shares are exercised;

"Effective Time" means the time that APF shall have acquired ownership of and paid for at least the Minimum Required Shares pursuant to the terms of the Offer;

"Employee Obligations" means any obligations or liabilities of Hawk to pay any amount to or on behalf of its officers, directors, or employees, other than for salary, bonuses under their existing bonus arrangements and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, Employee Obligations shall include the obligations of Hawk to officers or employees (i) for severance or termination payments on the change of control of Hawk pursuant to any executive involuntary severance and termination agreements in the case of officers and pursuant to Hawk's severance policy in the case of employees and (ii) for retention bonus payments pursuant to any retention bonus program, employment or consulting agreement, or as provided in writing by Hawk prior to the execution hereof;

"Expiry Time" means the Initial Expiry Time unless the Offer has been extended, in which case it means the expiry time of the Offer as extended from time to time;

"GAAP" means generally accepted accounting principles in Canada consistently applied:

"GLJ Report" means the report of Gilbert Laustsen Jung Associates Ltd. effective October 1, 2002 evaluating the oil and natural gas reserves of Hawk;

"Hawk Governing Documents" means the certificate and articles of incorporation and by-laws of Hawk, as amended from time to time;

"Hawk Options" means the outstanding options to acquire Hawk Shares under the Stock Option Plan and any other options, rights or warrants to acquire Hawk Shares;

"Hawk Shareholders" means the registered holders of Hawk Shares from time to time;

"Hawk Shares" means Class "A" Shares in the capital of Hawk;

"Income Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended, including the regulations promulgated thereunder;

"in writing" means written information including documents, files, records, books and other materials made available, delivered or produced by or on behalf of a Party to the other Party or its agents, advisors or representatives in the course of a Party conducting its due diligence review in respect of the other Party between November 18, 2002, being the date of the Confidentiality Agreement, and the date of this Agreement including, without limitation, the materials listed in Schedule D;

"Initial Expiry Time" means 2:00 p.m. (Calgary time) on the first Business Day following the 35th calendar day after the day on which the Offer Documents are mailed to the shareholders of Hawk;

"Internalization of Management" means the transaction whereby APF will acquire all of the shares of APF Manager, as more particularly described in the Information Circular of APF dated November 18, 2002;

"Lock-up Agreement" means an agreement, in a form satisfactory to APF, between APF and an Hawk Shareholder pursuant to which the Hawk Shareholder agrees to irrevocably tender and deposit the Hawk Shares specified therein to the Offer;

"Mailing Date" means the date the Offer is sent to all or substantially all of the persons to whom the Offer is made;

"Material Adverse Change" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of a Party which is materially adverse to the business, operations or financial condition of that Party, or (b) with respect to Hawk, a previously undisclosed encumbrance of material significance on Hawk's assets; but "Material Adverse Change" shall not include a change resulting from (i) a matter that has been publicly disclosed or of which the other Party has been advised of in writing as of the date of this

Agreement, (ii) a change directly resulting from an action taken by one Party to which the other Party hereto consented to in writing, (iii) conditions affecting the oil and gas industry in the jurisdictions in which APF or Hawk holds their respective assets, taken as a whole including, without limitation, changes in commodity prices or taxes, or (iv) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;

"Material Adverse Effect" means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, prospects or financial condition or affairs of APF or Hawk, as the case may be, on a consolidated basis, other than a change (or any condition, event or development involving a prospective change) (i) which arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to the other Party prior to the date hereof, (ii) resulting from conditions affecting the oil and gas industry in the jurisdiction in which APF or Hawk, as the case may be, holds their respective assets, taken as a whole including, without limitation, changes in commodity prices or taxes, or (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;

"Minimum Condition" means the condition set forth in paragraph (a) of Schedule A;

"Minimum Required Shares" means that number of the outstanding Hawk Shares required pursuant to the Minimum Condition, unless APF shall have waived the Minimum Condition, in which case "Minimum Required Shares" means that number of the outstanding Hawk Shares that APF takes up on the Take-up Date provided that such number of Hawk Shares shall not be less than 66 2/3% of the outstanding Hawk Shares on a diluted basis;

"Offer" has the meaning set forth in Section 2.1(a);

"Offer Documents" has the meaning set forth in Section 2.3(a);

"Party" means Hawk or APF, as applicable, and "Parties" means both Hawk and APF together;

"Purchase Consideration" means $4.80 per Hawk Share payable, at the option of the Hawk Shareholder, in either:

(i) $4.80 cash for each Hawk Share, provided that not more than $9.194 million in cash (the **"Cash Cap"**) shall be payable in the aggregate under the Offer, with the balance being paid in Trust Units at an exchange ratio of 0.5079365 Trust Units per Hawk Share;

(ii) 0.5079365 Trust Units for each Hawk Share; or

(iii) subject to the stated maximum, any combination thereof.

The cash to be paid to Hawk Shareholders, should the amount elected exceed the Cash Cap, shall be prorated. In the event that holders of Hawk Shares elect to receive, in the aggregate, greater than the Cash Cap in cash pursuant to the Offer, then such holders of Hawk Shares shall be deemed to have elected, on a proportionate basis, to have received Trust Units to the extent necessary. The maximum aggregate amount of cash under the Offer is the Cash Cap. Therefore, on the Take-up Date, the maximum cash per Hawk Share will be the lesser of $4.80 and the amount determined, as of the Take-up Date, by dividing the Cash Cap by the aggregate of:

(i) the total number of Hawk Shares tendered to the Offer as of the Take-up Date for which Hawk Shareholders elected to receive cash, and

(ii) the total number of Hawk Shares, calculated on a fully-diluted basis, less the number of Hawk Shares issuable pursuant to Hawk Options which the holders of such Hawk Options have agreed to cancel, terminate or surrender as contemplated by Section 2.4 hereof, that were not tendered to the Offer as of the Take-up Date, other than Hawk Shares held by APF;

"Related Party" means any officer, director, employee or consultant of Hawk, and any associate or affiliate of any of the foregoing persons;

"Second Stage Transaction" has the meaning set forth in Section 6.1;

"Securities Authorities" means the Toronto Stock Exchange and the securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof;

"Securities Laws" has the meaning set forth in Section 2.3(a);

"Stock Option Plan" means the stock option plan of Hawk;

"subsidiary" has the meaning set forth in the Act;

"Superior Take-over Proposal" means any *bona fide* written Take-over Proposal which, in the opinion of Hawk's board of directors, acting reasonably and in good faith and after consultation with its financial advisors, constitutes a commercially feasible transaction for which adequate financial arrangements have been made and which could be carried out within a time frame that is reasonable in the circumstances and, if consummated, would likely be superior to the Offer from a financial point of view to Hawk and to Hawk Shareholders;

"Take-over Proposal" means, in respect of Hawk or its assets, any proposal or offer by an entity other than APF regarding any take-over bid (as defined by Securities Laws), merger, consolidation, amalgamation, arrangement, recapitalization, restructuring, liquidation, dissolution, reorganization, sale of a material amount of assets, sale of an amount of treasury shares (other than pursuant to the exercise of Hawk Options) such that a purchaser would thereafter beneficially own 20% of the issued and outstanding Hawk Shares, or other business combination or similar transaction involving Hawk other than the Offer;

"Tax Pools" means undepreciated capital cost of any particular class of depreciable property, cumulative Canadian exploration expense, cumulative Canadian development expense, cumulative Canadian oil and gas property expense, foreign exploration and development expense, capital losses, non-capital losses and cumulative eligible capital, all as defined in the *Income Tax Act*;

"Take-up Date" means the date that APF first takes up Hawk Shares pursuant to the Offer, provided that such date shall be after January 31, 2003; and

"Trust Units" means trust units of APF.

1.2 Singular, Plural, etc.

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 Currency

All dollar references herein are to Canadian dollars.

1.4 Headings, etc.

The division of this Agreement into Articles and Sections, and the insertion of recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made.

1.5 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of Alberta and the laws of Canada applicable therein.

1.7 Attornment

The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by delivery in the manner set forth in Section 14.1 shall be effective service of process for any action, suit or proceeding brought against either Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

1.8 Incorporation of Schedules

Schedules A to D attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule A	Conditions to the Offer
Schedule B	Forms of Press Releases
Schedule C	Conditions in Favour of Hawk
Schedule D	Information and Materials Delivered

ARTICLE 2
THE OFFER

2.1 The Offer

(a) Subject to the terms and conditions hereof, APF, APF Energy or a subsidiary shall mail, as soon as practicable and, in any event, before 11:59 p.m. (Calgary time) on December 27, 2002, an offer to purchase all of the outstanding Hawk Shares, which includes all Hawk Shares which may become outstanding after the date of the Offer on exercise of Hawk Options or any other existing rights to acquire Hawk Shares, for the Purchase Consideration for each Hawk Share, which offer shall be made in accordance with Securities Laws and be subject only to the conditions set forth in Schedule A hereto (the "Offer", which term shall include any one or more amendments or variations to, or extensions of, such Offer, including, without limitation, increasing the consideration, removing or waiving any condition or extending the date by which Hawk Shares may be tendered, all in accordance with this Agreement). The Offer shall provide that no fractional Trust Units shall be issued pursuant to the Offer. In lieu of fractional Trust Units each Hawk Shareholder accepting the Offer that would otherwise receive a fraction of a Trust Unit will receive cash for such fractional interest computed on the basis of $9.45 per Trust Unit. The Offer Documents shall be prepared in accordance with Securities Laws and other applicable laws. APF shall provide Hawk with a draft copy of the Offer Documents prior to mailing and shall provide Hawk with a reasonable opportunity to review and provide any comments thereon.

(b) APF may make the Offer itself, through APF Energy, or through one or more direct or indirect wholly-owned subsidiaries of either, or any combination thereof (which, for purposes hereof, may include a partnership, all of the partners of which are direct or indirect subsidiaries of APF or APF Energy, or any combination thereof). In the event that any of those entities makes or participates in the making of the Offer, the term "APF" as used herein shall include all of those entities, other than in Article 7 where the term APF shall not include such entities, but APF shall continue to be liable to Hawk for any default by any such entity in the performance of any of APF's obligations hereunder.

(c) The Offer shall expire on the Initial Expiry Time, except that the Offer may be extended in accordance with the provisions of Section 2.1(f): (i) if the conditions thereto set forth in Schedule A are not satisfied on or by the date and time at which the Offer would otherwise expire and if APF determines, acting reasonably, that there is a reasonable prospect that those conditions of the Offer may be satisfied prior to February 14, 2003; or (ii) if APF shall have taken up the Minimum Required Shares under the Offer. If APF acquires the Minimum Required Shares pursuant to the Offer, but the number of Hawk Shares acquired at such time is less than the Minimum Condition, APF will publicly announce such fact and extend the Offer for at least 10 days.

(d) Subject to the satisfaction or waiver of the conditions set forth in Schedule A, APF shall, as soon as is practicable in the circumstances and in any event within three Business Days of the Expiry Time, take-up and pay for all Hawk Shares validly tendered (and not properly withdrawn) pursuant to the Offer. APF shall use all commercially reasonable efforts to consummate the Offer, subject to the terms and conditions thereof.

(e) Notwithstanding the foregoing, if the condition set out in paragraph (b) of Schedule A has not been satisfied or waived by the Initial Expiry Time, and each of the other conditions set out in Schedule A has been satisfied, APF agrees that it will extend the Offer for such period or periods, not to exceed 40 days in the aggregate following the Initial Expiry Time, as is necessary to satisfy or fulfill such conditions, but only if APF has made a *bona fide* determination, acting reasonably, that there is a reasonable prospect that such conditions may be satisfied within such 40 day period.

(f) It is agreed that APF may, in its sole discretion:

(i) waive any term or condition of the Offer for its benefit, provided that if APF takes up and pays for any Hawk Shares, it shall acquire not less than the Minimum Required Shares; and

(ii) vary any term or condition of the Offer, provided that APF shall not without the prior written consent of Hawk, acting reasonably, (A) change the number of Hawk Shares for which the Offer is made, (B) decrease or change the form of the consideration to be paid for each Hawk Share or (C) amend the Offer or modify the conditions to the Offer in a manner that in either case is, in the opinion of Hawk, acting reasonably, adverse to the Hawk Shareholders (and for which purpose an extension of the Offer or waiver of a condition (other than the Minimum Condition) will not be considered materially adverse).

APF agrees to provide Hawk with not less than two days' prior written notice of any waiver or amendment of any material term or condition of the Offer.

(g) APF will instruct the depositary under the Offer to advise Hawk from time to time, not less frequently than every two Business Days until the day immediately prior to the day on which the Expiry Time shall occur and thereafter on an hourly basis, if requested by Hawk and in such manner as Hawk may reasonably request, as to the number of Hawk Shares that have been tendered (and not withdrawn) under the Offer. Hawk agrees to keep such advice confidential and not to use it in any manner that is in any way detrimental to the performance of this Agreement or the successful completion of the Offer.

(h) The obligation of APF to make the Offer shall be conditional upon the following:

(i) no Material Adverse Change in respect of Hawk shall have occurred, no person shall have brought or threatened to bring a *bona fide* action for injunctive relief against the performance of this Agreement or the completion of the Offer and no other event shall have occurred or circumstance shall exist which, in the opinion of APF, would make it impossible or impracticable to satisfy one or more of the conditions of the Offer described in Schedule A except if as a direct result of any act or omission of APF;

(ii) as at the date that the Offer is to be made, no material representation or warranty by Hawk contained in this Agreement shall have been determined by APF, acting reasonably, to be materially inaccurate and no material breach by Hawk of, or material non-compliance by Hawk with, any material covenant or obligation contained in this Agreement shall have occurred;

(iii) APF shall have obtained such orders or exemptive relief from the Securities Authorities or other regulatory authorities in Canada, the United States and, as applicable, elsewhere as it deems necessary or appropriate, acting reasonably, in connection with the making of the Offer;

(iv) the board of directors of Hawk shall not have withdrawn, modified or changed any of its recommendations, approvals, resolutions, or determinations referred to in Sections 2.2 or 2.4; and

(v) all of the directors and officers of Hawk shall have entered into Lock-up Agreements within five days of the execution hereof by Hawk whereby such holders agree to tender their Hawk Shares (including those issuable pursuant to Hawk Options or any other convertible securities held by them or through entities of which they are an officer) under the Offer representing not less than 32% of the Hawk Shares on a diluted basis. Further, management will undertake to use its best efforts to contact those Hawk Shareholders owning at least 500,000 Hawk Shares individually (excluding CDS & Co.) whereby such holders agree to tender their Hawk Shares (including those issuable pursuant to Hawk Options or any other convertible securities held by them) under the Offer.

The foregoing conditions set forth in this Section2.1(h) are for the exclusive benefit of APF and may be waived by APF, in whole or in part, in its sole discretion, at any time and from time to time. As of the time of execution of this Agreement, APF has no knowledge that a representation or warranty of Hawk herein is materially inaccurate or of the material non-performance by Hawk of any representation, warranty or covenant contained in this Agreement. If prior to the making of the Offer, APF has knowledge that any representation or warranty of Hawk herein is materially inaccurate or any covenant or obligation of Hawk herein has been breached or has not been complied with, APF shall forthwith so notify Hawk, giving reasonable detail of the inaccuracy, breach or non-compliance. If the inaccuracy, breach or non-compliance, as the case may be, is capable of being cured, Hawk shall have three Business Days to effect a cure. If Hawk effects a cure within such time period, the time period under Section2.1(a) for the making of the Offer shall be extended by three Business Days. If the inaccuracy, breach or non-compliance is not capable of being cured, or if Hawk is unable to effect a cure within three Business Days of notice of the inaccuracy, breach or non-compliance, APF shall be entitled to refuse to make the Offer due to the failure to satisfy the conditions set out in Section2.1(h).

2.2 Hawk Directors' Circular

(a) Hawk hereby consents to the Offer and confirms that its board of directors has unanimously approved the Offer and this Agreement, and has determined that the Offer is fair, from a financial point of view, to the holders of Hawk Shares, and has resolved to unanimously recommend acceptance of the Offer by holders of Hawk Shares. Subject to the provisions contained herein, Hawk covenants to cooperate with APF and to take all reasonable action to support the Offer.

(b) Hawk shall mail and file a directors' circular in accordance with Securities Laws. The directors' circular will set forth (among other things) the unanimous recommendation of the board of directors of Hawk as described above. Hawk shall provide APF with a draft copy of the directors' circular prior to mailing and shall provide APF with a reasonable opportunity to review and provide any comments thereon. Hawk shall use its reasonable commercial efforts to mail the directors' circular concurrently and in the same envelope that APF mails a take-over bid circular respecting the Offer to the Hawk Shareholders.

(c) Hawk and APF shall issue their respective press releases substantially in the forms attached hereto as Schedule B as soon as practicable after the signing of this Agreement. Hawk shall file or cause to be filed, where required, a copy of that press release, a material change report and this Agreement with the Securities Authorities having jurisdiction over Hawk as soon as possible after the issuance of that press release (and in any event within the time periods set out in applicable Securities Laws).

(d) Hawk represents that each of its directors and officers holding in the aggregate (either directly or indirectly through entities of which they are an officer or otherwise) in excess of 32% of the Hawk Shares on a diluted basis have advised that he intends to tender his Hawk Shares, (including all Hawk Shares he shall acquire between the date hereof and the Expiry Time, whether pursuant to the exercise of Hawk Options or otherwise) under the Offer. The directors' circular shall reflect the intention of the directors and officers to tender their respective Hawk Shares pursuant to the Offer.

(e) The board of directors of Hawk may only withdraw, modify or change any recommendation with respect to the Offer:

(i) as permitted under Section 5.3;

(ii) in the event the Agreement is terminated prior to such withdrawal, modification or change; or

(iii) in the event that the conditions set forth in Schedule C hereto are not satisfied or waived at the Expiry Time by Hawk in its discretion, acting reasonably.

2.3 Offer Documents

(a) Within the time periods required by law, APF shall file or cause to be filed with the appropriate Securities Authorities an offer to purchase and take-over bid circular and the related letter of transmittal and notice of guaranteed delivery pursuant to which the Offer will be made (collectively, the "Offer Documents"). The Offer Documents, when filed with Securities Authorities and when mailed to Hawk Shareholders, shall contain (or shall be amended in a timely manner to contain) all information which is required to be included therein in accordance with the Act and any applicable Canadian provincial securities laws, and any other applicable laws (collectively, the "Securities Laws").

(b) Hawk agrees to provide such reasonable assistance as APF or its agents may reasonably request in connection with communicating the Offer Documents and any amendments and supplements thereto to the Hawk Shareholders and to such other persons as are entitled to receive the Offer Documents under Securities Laws, including providing or causing to be provided lists of Hawk Shareholders (including "NOBO" lists, depositary participant break-out lists) and of the holders of Hawk Options and other securities convertible into or exchangeable for, or other rights to acquire, Hawk Shares (to the extent known by Hawk) including names, addresses and numbers of Hawk Shares or such other securities, together with mailing labels with respect to all such holders, as soon as possible after the date of this Agreement but in any event no later than the close of business in Calgary two Business Days prior to the Mailing Date, and updates or supplements thereto from time to time as may be requested by APF (as contemplated in subsection 23(6) of the Act). Hawk shall provide APF with mailing labels with respect to all holders of securities within 3 Business Days of any such request by APF. Hawk shall also make such of its executive officers available for meetings with Hawk Shareholders as APF may reasonably request.

2.4 Outstanding Stock Options

(a) Subject to the receipt of any necessary regulatory approvals, all persons holding options to purchase Hawk Shares, who may do so under Securities Laws and in accordance with the terms of the Hawk Options held by them, shall be entitled to exercise all of their options and tender all Hawk Shares issued in connection therewith under the Offer. The Hawk board of directors shall not, prior to completion of the Offer, grant additional options to purchase Hawk Shares. It is agreed by APF that all Hawk Options that are tendered to Hawk for exercise, conditional on APF taking up Hawk Shares under the Offer ("Conditional Option Exercise"), shall be deemed to have been exercised concurrently with the take-up of Hawk Shares by APF. Furthermore, APF shall accept as validly tendered under the Offer as of the Take-up Date, all Hawk Shares that are to be issued pursuant to the Conditional Option Exercise, provided that the holders of such options indicate that such shares are tendered pursuant to the Offer and provided that such holders agree to surrender any of their remaining unexercised options to Hawk for cancellation for no consideration effective immediately after the Take-up Date.

(b) Hawk and APF agree that, to the extent holders of Hawk Options do not exercise their Hawk Options, Hawk may agree with such holders that, in lieu of such persons exercising their Hawk Options, Hawk will pay to such persons in a tax effective manner, immediately after the Expiry Time of the Offer, the difference between: (i) the aggregate exercise price of their "in the money" Hawk Options; and (ii) the per share cash purchase price offered for Hawk Shares under the Offer multiplied by the number of Hawk Shares that may be acquired upon the exercise of such Hawk Options, in exchange for the termination of their Hawk Options and provided that such holders agree to surrender their remaining unexercised options, if any, to Hawk for cancellation for no consideration effective immediately after the Take-up Date.

(c) Hawk agrees to use its reasonable commercial efforts and represents that its directors have:

(i) determined to cause Hawk to use reasonable commercial efforts to encourage and facilitate all persons holding Hawk Options to either:

(A) exercise those options and tender all Hawk Shares issued in connection therewith to the Offer; or

(B) agree with Hawk to the payment described in either Section 2.4(b); or

(C) terminate their rights to exercise any of those Hawk Options;

as set forth above in this Section 2.4; and

(ii) authorized and directed Hawk to cause the vesting of option entitlements under applicable agreements to accelerate prior to or concurrently with the completion of the Offer, such that all outstanding Hawk Options shall be exercisable and fully vested prior to the Expiry Time of the Offer.

(d) Hawk shall promptly notify APF in writing of any exercise of options pursuant to Section 2.4(a) or payment pursuant to Section 2.4(b). Such notice shall include full particulars of the exercise or payment, as the case may be, and in the case of Section 2.4(b) shall be delivered at least two Business Days prior to payment being made.

ARTICLE 3
PUBLICITY AND SOLICITATION

3.1 Publicity

Each of APF and Hawk shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing, or permitting any of its affiliates (if applicable), directors, officers, employees or agents to issue, any press release or other written statement to the press with respect to this Agreement or the transactions contemplated hereby. Other than the press releases provided for in Section 2.2(c), APF and Hawk may issue a press release or other written statement prior to such consent on the advice of counsel that such action is required by applicable law or by obligations pursuant to any listing agreement with a stock exchange, but only after using its best efforts to consult the other Party taking into account the time constraints to which it is subject as a result of such law or obligation.

3.2 Solicitation

APF may appoint a financial advisor to act as dealer manager (the "Dealer Manager") in connection with the Offer and solicit acceptances of the Offer. The Dealer Manager will, if appointed, form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and of the stock exchanges in Canada to solicit acceptances of the Offer in accordance with Securities Laws.

ARTICLE 4
ARRANGEMENTS RESPECTING FEES

4.1 Non-completion Fee

Provided that the board of directors of Hawk have not exercised their rights in accordance with Schedule C of the Agreement, if at any time after the date of this Agreement:

(a) the board of directors of Hawk: (i) fails to unanimously recommend that shareholders of Hawk accept the Offer; or (ii) shall have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations referred to in Section 2.2 in a manner adverse to APF or the Offer, or shall have resolved to do so (except as contemplated in Section 2.2(e)), or (iii) fails to publicly reaffirm any of its recommendations, approvals, resolutions or determinations referred to in Section 2.2 within two days of a request by APF to do so, or upon a Take-Over Proposal being publicly announced or proposed, offered or made to Hawk or the Hawk Shareholders (such affirmation to be made by press release within two days of such request being made or such Take-Over Proposal being publicly announced, proposed, offered or made, whichever occurs first) (except as contemplated in Section 2.2(e));

(b) the board of directors of Hawk shall have recommended that Hawk Shareholders deposit their Hawk Shares under, vote in favour of or otherwise accept a Take-over Proposal;

(c) Hawk shall have entered into an agreement (other than a confidentiality agreement referred to in Section 5.2(b)) with any person with respect to a Take-Over Proposal prior to the Expiry Time;

(d) a Take-Over Proposal is made to the Hawk Shareholders for a consideration which is in the aggregate greater than the aggregate consideration provided for under the Offer, and at the Expiry Time the Minimum Condition has not been satisfied and such Take-Over Proposal has not expired or been withdrawn or there is another Take-Over Proposal then outstanding, and such Take-Over Proposal is completed within six months of the Expiry Time; or

(e) this Agreement has been terminated by APF pursuant to Section 13.1(d),

then Hawk shall, within one Business Day after the first to occur of the events described above, pay to APF the amount of $1.5 million. Such payment shall be made in immediately available funds to an account designated by APF. On the date of the earliest event described above, Hawk shall be deemed to hold such sum in trust for APF.

ARTICLE 5
NO SOLICITATION

5.1 Cessation of Existing Discussions

Hawk shall immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties (other than APF) conducted on or before the date of this Agreement with respect to any actual or potential Take-over Proposal. Hawk shall immediately following the mailing of the Offer send a letter to all parties who have had such discussions or negotiations or who have entered into confidentiality agreements with Hawk pertaining to the sale of Hawk Shares or a substantial portion of its assets and shall use appropriate diligence to have all materials provided to such parties by Hawk or prepared by such parties in respect of Hawk destroyed or returned to Hawk or its agents or advisors. Hawk shall immediately advise APF verbally and in writing of any response or action (actual, anticipated, contemplated or threatened) by any recipient of such letter which could hinder, prevent or delay or otherwise adversely affect the completion of the Offer. Hawk agrees not to release any third party from any confidentiality or standstill obligation set forth in any agreement to which Hawk and such third party are parties except for the standstill obligation in connection with a Superior Take-over Proposal by such third party.

5.2 No Solicitation

None of Hawk or any of its directors, officers, employees, agents, financial advisors, counsel or other representatives shall, directly or indirectly:

(a) solicit, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any corporation, person or other entity or group (other than APF and its subsidiaries and their respective directors, officers, employees, agents, financial advisors, counsel or other representatives) in respect of any matter or thing which is inconsistent with the successful completion of the Offer and the merger of the operations of APF and Hawk, including any Take-over Proposal; or

(b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, the business, properties, operations, prospects or conditions (financial or otherwise) of Hawk or otherwise cooperate in any manner with, or assist or participate in, or facilitate or encourage, an effort or attempt by any other person to do anything mentioned in Section 5.2(a), or waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forebear in respect of, any rights or other benefits of Hawk under confidentiality agreements, including, any "standstill" provisions thereunder; provided however, that the foregoing in no way restricts or limits the board of directors of Hawk from responding or acting in any manner or from making any disclosure or providing any information, either directly or through its officers, employees, agents or other representatives, to another party who makes a *bona fide* written offer to Hawk to enter into a Take-over Proposal (i) if the board of directors, acting reasonably and after receiving the advice of its financial advisors, believes the offer would, if successful, result in a Superior Take-over Proposal, and (ii) in any other circumstances if a failure to respond or act would, in the opinion of the board of directors of Hawk (acting reasonably and after receiving advice of outside counsel), be inconsistent with the performance by the directors of Hawk of their fiduciary duties under Securities Laws. Hawk or its board of directors shall not make any disclosure or provide any information in accordance with this proviso unless Hawk shall have notified APF of that occurrence, required the party making the Take-Over Proposal to execute a confidentiality agreement in favour of Hawk on terms and conditions no more favourable to such other party than those contained in the Confidentiality Agreement and unless Hawk shall have concurrently provided copies of the same information or made the same disclosure to APF. Additionally, Hawk agrees to notify APF, verbally and in writing, immediately of the receipt of any communication from any person that is related, directly or indirectly, to any proposed Take-over Proposal.

5.3 Superior Take-Over Proposal

Notwithstanding Sections 2.2(a) and 2.2(b), in the event that, prior to the expiry of the Offer, a Superior Take-over Proposal is offered or made to the Hawk Shareholders or Hawk, the board of directors of Hawk may withdraw, modify or change any recommendation regarding the Offer if, in the opinion of the board of directors acting in good faith after written advice from outside counsel (confirmation of which shall be immediately delivered to APF), the failure to so withdraw, modify or change any recommendation regarding the Offer would be inconsistent with the performance by the directors of Hawk of their fiduciary duties under Securities Laws. Hawk shall as soon as possible but in any event prior to 10:00 a.m. (Calgary time) on the day following receipt of any Take-over Proposal, advise APF verbally and in writing that a Take-over Proposal has been offered or made to the board of directors of Hawk or to Hawk (which notice in writing must identify the party proposing such Take-over Proposal and the terms and conditions thereof, which must include a copy of the terms and conditions of any written form of Take-over Proposal and which must provide an undertaking to provide to APF any further documents relating to the terms or conditions thereof delivered to the board of directors of Hawk or to Hawk by the offeror).

If the board of directors of Hawk believes that the Take-over Proposal constitutes a Superior Take-over Proposal, Hawk shall give APF at least 72 hours advance notice of any action to be taken by the board of directors of Hawk to withdraw, modify or change any recommendation regarding the Offer or enter into an agreement to implement the Superior Take-over Proposal. Such notice shall provide to APF the right during such 72 hours to advise the board of directors of Hawk that APF will immediately announce and as soon as possible in the circumstances amend its Offer to provide that the Hawk Shareholders shall receive a value per Hawk Share equal to or greater than the value per Hawk Share provided in the Superior Take-over Proposal. If APF so advises the board of directors of Hawk prior to the expiry of such 72 hour period, the board of directors of Hawk shall not withdraw, modify or change any recommendation with respect to the Offer, as so amended, take any action to approve or implement the Superior Take-over Proposal or release the party making the Superior Take-over Proposal from any standstill or confidentiality obligation.

5.4 Third Parties to be Made Aware

Hawk shall ensure that the officers, directors and employees of Hawk and any investment bankers or other advisers or representatives retained by Hawk are aware of the provisions of this Article 5, and Hawk shall be responsible for any breach of this Article 5 by such investment bankers, advisers or representatives.

ARTICLE 6
TRANSACTIONS FOLLOWING COMPLETION OF THE OFFER

6.1 Second Stage Transaction

If the Minimum Condition is satisfied and APF takes up and pays for, or otherwise acquires, directly or indirectly at least the Minimum Required Shares pursuant to the terms of the Offer, APF agrees to use all reasonable commercial efforts to acquire, and Hawk agrees to use all reasonable commercial efforts to assist APF in acquiring, the balance of the Hawk Shares as soon as practicable and in any event within a period of six months following the Take-up Date by way of a statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions ("Second Stage Transaction") carried out for a consideration per Hawk Share that consists of the same consideration paid pursuant to the Offer and is not less than the Purchase Consideration paid pursuant to the Offer. Nothing herein shall be construed to prevent APF from acquiring, directly or indirectly, additional Hawk Shares in the open market or in privately negotiated transactions or otherwise, in accordance with Securities Laws (including by way of compulsory acquisition) following completion of the Offer.

6.2 Hawk Board of Directors

The board of directors of Hawk, immediately following the acquisition by APF of more than the Minimum Required Shares pursuant to the Offer, shall be reconstituted through resignations of all existing Hawk directors designated by APF and the appointment of APF nominees in their stead. Hawk shall, in accordance with the foregoing and subject to the provisions of the Act, use its reasonable commercial efforts to secure the resignations of all Hawk directors (who shall be provided releases from APF and Hawk and who shall provide releases to APF and Hawk for all claims against Hawk other than claims for lawful indemnification, reimbursement of expenses properly incurred and payment of severance amounts due under employment arrangements existing on the date hereof) to be effective at such time as may be required by APF and to use its best efforts to cause the appointment of the APF nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting. Hawk shall also cooperate with APF to provide an orderly transition of control and management.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF APF

APF hereby represents and warrants (and, as applicable, covenants) to Hawk as follows and acknowledges that Hawk is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

7.1 Organization and Qualification

APF is a trust duly formed and organized and validly existing under the laws of the Province of Alberta and has the requisite corporate power and authority to own its properties and conduct its business as now owned and conducted. APF is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on APF and its subsidiaries taken as a whole.

7.2 Authority Relative to this Agreement

APF has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by APF of the transactions contemplated hereby have been duly authorized by the board of directors of APF Energy and APF Manager and no other proceedings on its or their part are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by APF and constitutes the legal, valid and binding obligation of APF enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

7.3 No Violations

(a) Neither the execution and delivery of this Agreement by APF, the consummation of the transactions contemplated hereby nor compliance by APF with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of APF or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the APF Governing Documents or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which APF or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which APF or any of its subsidiaries is bound; (ii) subject to compliance with the statutes and regulations referred to in Section 7.3(b), violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to

APF or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the business, operations or financial condition of APF and its subsidiaries taken as a whole or on the ability of APF to consummate the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the business, operations or financial condition of APF and its subsidiaries taken as a whole.

(b) Other than in connection with or in compliance with the provisions of Securities Laws, the rules of the Toronto Stock Exchange, the United States *Securities Exchange Act of 1934*, as amended, (the "Exchange Act") state securities or "blue-sky" laws of the states of the United States, as amended, and any pre-merger notification statutes, (i) there is no legal impediment to APF's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by APF in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on APF or on the ability of APF to consummate the transactions contemplated hereby.

7.4 Reporting Issuer Status

APF is a "reporting issuer" in all provinces of Canada and is in material compliance with all Securities Laws and the Trust Units are listed, and only listed, on the Toronto Stock Exchange.

7.5 Capitalization

As of the date hereof, the authorized capital of APF consists of 500,000,000 Trust Units and Special Voting Units. As of the date hereof, 22,269,567 Trust Units are issued and outstanding. All outstanding Trust Units have been duly authorized and validly issued, are fully paid and non-assessable, and all Trust Units to be issued in connection with the Offer will be duly authorized and validly issued, fully paid and non-assessable.

7.6 No Material Adverse Change

Since December 31, 2001, there has not been any Material Adverse Change with respect to APF, except as has been publicly disclosed.

7.7 Information

To the best of the knowledge of APF, all material data and information provided by APF to Hawk and its agents and representatives is complete and true and correct in all material respects as at the respective dates thereof and did not and does not omit any material data or information necessary to make any data or information, to the extent requested by Hawk, not misleading as at the respective dates thereof.

7.8 Financial Statements

The audited financial statements of APF as at and for the period ended December 31, 2001 previously delivered to Hawk were prepared in accordance with GAAP and fairly present, in accordance with GAAP, the consolidated financial condition of APF at December 31, 2001 and the results of operations for the period then ended.

7.9 No Undisclosed Material Liabilities

Except (a) as disclosed or reflected in the audited financial statements of APF as at December 31, 2001 and the unaudited financial statements of APF as at September 30, 2002 previously delivered to Hawk, and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice, (ii) pursuant to the terms of this Agreement, or (iii) as disclosed in writing to Hawk prior to the date of this Agreement, APF has not incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by GAAP to be reflected on a consolidated balance sheet of APF as of the date hereof.

7.10 Impairment

The making of the Offer will not result in a Material Adverse Change in respect of APF.

7.11 Reports

(a) APF has heretofore delivered to Hawk (or they are available on SEDAR) true and complete copies of (i) APF's Information Circular relating to APF's 2002 annual meeting of unitholders and the Information Circular dated November 18, 2002 respecting a special meeting of unitholders and 2001 Annual Report to shareholders, (ii) all prospectuses or other offering documents used by APF in the offering of its securities or filed with Securities Authorities since December 31, 2001, (iii) the audited financial statements of APF dated December 31, 2001 and (iv) the unaudited financial statements of APF dated September 30, 2002. As of their respective dates, such form, circular, statements, prospectuses and other offering documents (including all exhibits and schedules thereto and documents incorporated by reference therein) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with all applicable requirements of law including Securities Laws. The audited financial statements and unaudited interim financial statements of APF publicly issued by APF and the audited financial statements of APF as at December 31, 2001, previously delivered to Hawk, or included or incorporated by reference in such form, circular, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of APF's independent accountants, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present, in accordance with GAAP the financial position, results of operations and changes in financial position of APF as of the dates thereof and for the periods indicated therein and reflect all material assets, liabilities or obligations of APF as at the dates thereof (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

APF will during the term of this Agreement deliver to Hawk as soon as they become available true and complete copies of any report or statement filed by it with Securities Authorities subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Hawk, as to which APF makes no representation) (i) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) will comply in all material respects with all applicable requirements of law including Securities Laws. The financial statements of APF issued by APF or to be included in such reports and statements (excluding any information therein provided by Hawk, as to which APF makes no representation) will be prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of APF's independent accounts, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly, in accordance with GAAP, the financial position, results of operations and changes in financial position of APF as of the dates thereof and for the periods indicated therein and reflect all material assets, liabilities or obligations of APF as at the dates thereof (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

7.12 U.S. Securities Law Matters

APF is a foreign private issuer, as that term is used in Rule 3b-4 promulgated under the Exchange Act, and is not an investment company registered or required to be registered under the United States *Investment Company Act of 1940.* The APF Shares are not registered under Section 12 of the Exchange Act.

7.13 No Subsidiaries

APF (i) does not have any subsidiaries except 990009 Alberta Inc., 829117 Alberta Inc. and 1014621 Alberta Ltd., (ii) does not have any interest in any partnership (except indirectly, APF Energy Limited Partnership), and (iii) is not a party to any agreement of any nature to acquire any subsidiary or to acquire or lease any other business operations out of the ordinary course other than the Internalization of Management.

7.14 Books and Records

The corporate records and minute books, books of account and other records of APF and its subsidiaries (whether of a financial or accounting nature or otherwise) have been maintained in accordance with all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects, except for minutes of meetings of the directors of APF Energy and committees thereof with respect to the Offer and which have not yet been prepared.

7.15 Litigation, etc.

Except as set forth herein, there is no claim, action, proceeding or investigation outstanding or, to the knowledge of APF, pending, threatened against or relating to APF, APF Energy, APF Energy Limited Partnership or any of their subsidiaries or affecting any of their respective properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a Material Adverse Effect on APF and its subsidiaries taken as a whole or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer, nor is APF aware of any basis for any such claim, action, proceeding or investigation. APF, APF Energy, APF Energy Limited Partnership and their subsidiaries are not subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on APF and its subsidiaries taken as a whole or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer.

7.16 Environmental

Except as has been disclosed to Hawk in writing prior to the date hereof, to the best knowledge and belief of APF:

(a) neither APF Energy, APF Energy Limited Partnership nor any of their subsidiaries is in material violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "Environmental Laws");

(b) APF Energy and APF Energy Limited Partnership have operated their respective businesses at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without material violation of Environmental Laws;

(c) there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified on any of the real property owned or leased by APF Energy or APF Energy Limited Partnership during the period of their ownership or tenure or under their control during the period in which they have had control;

(d) there have been no releases, deposits or discharges, in material violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by APF Energy or APF Energy Limited Partnership;

(e) no material orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of APF Energy or APF Energy Limited Partnership other than abandonment and similar notices issued in connection with APF Energy's or APF Energy Limited Partnership's normal course of business; and

(f) APF Energy and APF Energy Limited Partnership hold all material licences, permits and approvals required under any Environmental Laws in connection with the operation of their respective businesses and the ownership and use of their assets and all such licences, permits and approvals are in full force and effect.

7.17 Notice of Environmental Policies or Laws

Neither APF Energy nor APF Energy Limited Partnership has received notice of any proposed environmental policies or laws which either of such entities reasonably believes would have a Material Adverse Effect on the oil and/or gas exploration, development or production operations of such entities, other than those that apply to the industry generally.

7.18 Insurance

Policies of insurance in force as of the date hereof naming APF as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of APF, APF Energy and APF Energy Limited Partnership, taken as a whole. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Offer.

7.19 Title

All of the assets or properties which generate the revenues of APF, taken as a whole, are legally and/or beneficially owned by APF, APF Energy, APF Energy Limited Partnership or one of their subsidiaries or are leased or licensed on commercial terms for the benefit of APF, APF Energy, APF Energy Limited Partnership or their subsidiaries except for such defects as would not have a Material Adverse Effect on the business or financial condition of APF taken as a whole.

7.20 Availability of Funds

The aggregate cash consideration payable pursuant to the Offer is available to APF such that APF is in a position, subject to the terms of this Agreement (including minimum amounts of cash available under the Offer), to pay for all Hawk Shares tendered pursuant to the Offer in accordance with the terms of the Offer and to pay all related fees and expenses.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES OF HAWK

Hawk hereby represents and warrants (and, as applicable, covenants) to APF as follows and acknowledges that APF is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

8.1 Organization and Qualification

Hawk is a corporation duly incorporated and organized and valid and subsisting under the laws of the Province of Alberta and has the requisite corporate power and authority to own its properties and conduct its business as now owned and conducted. Hawk is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Hawk and its subsidiaries taken as a whole.

8.2 Authority Relative to this Agreement

Hawk has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Hawk's board of directors, and no other corporate proceedings on the part of Hawk are necessary to authorize this Agreement (except for obtaining shareholder approval in respect of any Second Stage Transaction) and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Hawk and constitutes the legal, valid and binding obligation of Hawk enforceable against Hawk in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

8.3 No Violations

(a) Neither the execution and delivery of this Agreement by Hawk, the consummation of the transactions contemplated hereby nor compliance by Hawk with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Hawk or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the Hawk Governing Documents or (y) any note, bond, mortgage, indenture, loan agreement (other than a credit facility with National Bank Financial Inc. for which Hawk will attempt to obtain a waiver in a form satisfactory to APF prior to the Mailing Date), deed of trust, agreement (other than agreements respecting Hawk Options and employment or consulting agreements comprising the Employment Obligations), lien, contract or other material instrument or obligation to which Hawk or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Hawk or any of its subsidiaries is bound; (ii) subject to compliance with the statutes and regulations referred to in Section 8.3(b), violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Hawk or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of Hawk and its subsidiaries taken as a whole or on the ability of Hawk to consummate the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a material adverse effect on the business, operations or financial condition of Hawk and its subsidiaries taken as a whole.

(b) Other than in connection with or in compliance with the provisions of Securities Laws, the rules of the Toronto Stock Exchange, the United States *Securities Exchange Act of 1934*, as amended, state securities or "blue-sky" laws of the states of the United States, as amended, and any pre-merger notification statutes, (i) there is no legal impediment to Hawk's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Hawk in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Hawk or the ability of Hawk to consummate the transactions contemplated hereby.

8.4 Capitalization

As of the date hereof, the authorized share capital of Hawk consists of an unlimited number of Hawk Shares and an unlimited number of Class B Shares. As of the date hereof, only 7,662,417 Hawk Shares and no others are issued and outstanding. As of the date hereof, 788,900 Hawk Shares are issuable pursuant to the exercise of outstanding Hawk Options. Except as set forth in the immediately preceding sentence, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Hawk of any shares of Hawk (including Hawk Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Hawk (including Hawk Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Hawk. All outstanding Hawk Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Hawk Shares issuable upon exercise of outstanding Hawk Options in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

8.5 No Material Adverse Change

Since December 31, 2001, there has not been any Material Adverse Change with respect to Hawk, except as has been publicly disclosed.

8.6 Information

To the best of the knowledge of Hawk, all data and information in respect of Hawk and its assets, reserves, liabilities, business and operations provided by Hawk or its advisors to APF and its agents and representatives is complete and true and correct in all material respects as at the respective dates thereof and did not and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

8.7 No Undisclosed Material Liabilities

Except (a) as disclosed or reflected in the audited financial statements of Hawk as at December 31 2001 previously delivered to APF, and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice, (ii) pursuant to the terms of this Agreement including the Employee Obligations, or (iii) as disclosed in writing to APF prior to the date of this Agreement, Hawk has not incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by generally accepted accounting principles applicable in Canada to be reflected on a consolidated balance sheet of Hawk as of the date hereof.

8.8 Impairment

The making of the Offer will not result in a Material Adverse Change in respect of Hawk.

8.9 Employee/Lease Obligations

The Employee Obligations and costs on termination of capital and office leases do not exceed an aggregate of $1.28 million.

8.10 Working Capital

To the best of the knowledge of Hawk, the net working capital and bank debt as of December 1, 2002 did not exceed $9.3 million (excluding current tax accruals or expenses related to the Offer).

8.11 Transaction Costs

Hawk has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that McCarthy Tetrault LLP has been retained as legal advisers and Griffiths McBurney & Partners has been retained as Hawk's financial advisors in connection with certain matters including the transactions contemplated hereby. The aggregate fees payable to all legal, financial and accounting advisors with respect to the Offer shall not exceed $100,000, not including the fee payable to Griffiths McBurney & Partners.

8.12 Conduct of Business

Since December 31, 2001 and except as disclosed in the public documents of Hawk filed pursuant to Securities Laws or contemplated herein, Hawk has not taken any action that would be in violation of Section 9.1 if such provision had been in effect since such date, other than violations which would not have any Material Adverse Effect on the business, operations or financial condition of Hawk and would not materially affect Hawk's ability to consummate the transactions contemplated hereby.

8.13 Reports

(a) Hawk has heretofore delivered to APF (or they are available on SEDAR) true and complete copies of (i) Hawk's Information Circular relating to Hawk's 2002 annual meeting of shareholders and 2001 Annual Report to shareholders, (ii) all prospectuses or other offering documents used by Hawk in the offering of its securities or filed with Securities Authorities since December 31, 2000 and (iii) the audited financial statements of Hawk dated December 31, 2001. As of their respective dates, such form, circular, statements, prospectuses and other offering documents (including all exhibits and schedules thereto and documents incorporated by reference therein) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with all applicable requirements of law including Securities Laws. The audited financial statements and unaudited interim financial statements of Hawk publicly issued by Hawk and the audited financial statements of Hawk as at December 31, 2001, previously delivered to APF, or included or incorporated by reference in such form, circular, statements, prospectuses and other offering documents were prepared in accordance with generally accepted accounting principles in Canada (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Hawk's independent accountants, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present the financial position, results of operations and changes in financial position of Hawk as of the dates thereof and for the periods indicated therein and reflect all material assets, liabilities or obligations of Hawk as at the dates thereof (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(b) Hawk will during the term of this Agreement deliver to APF as soon as they become available true and complete copies of any report or statement filed by it with Securities Authorities subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by

APF, as to which Hawk makes no representation) (i) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) will comply in all material respects with all applicable requirements of law including Securities Laws. The financial statements of Hawk issued by Hawk or to be included in such reports and statements (excluding any information therein provided by APF, as to which Hawk makes no representation) will be prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Hawk's independent accounts, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly, in accordance with GAAP the financial position, results of operations and changes in financial position of Hawk as of the dates thereof and for the periods indicated therein and reflect all material assets, liabilities or obligations of Hawk as at the dates thereof (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

8.14 U.S. Securities Law Matters

Hawk is a foreign private issuer, as that term is used in Rule 3b-4 promulgated under the Exchange Act. The Hawk Shares are not registered under Section 12 of the Exchange Act. To Hawk's knowledge, less than 5% of the Hawk Shares are held by U.S. holders.

8.15 No Subsidiaries

Hawk (i) does not have any subsidiaries, (ii) does not have any interest in any partnership, and (iii) is not a party to any agreement of any nature to acquire any subsidiary or to acquire or lease any other business operations out of the ordinary course.

8.16 Books and Records

The corporate records and minute books, books of account and other records of Hawk and its subsidiaries (whether of a financial or accounting nature or otherwise) have been maintained in accordance with all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects, except for minutes of meetings of the directors of Hawk and committees thereof with respect to the Offer and which have not yet been prepared.

8.17 Litigation, etc.

There is no claim, action, proceeding or investigation outstanding or, to the knowledge of Hawk, pending, threatened against or relating to Hawk or any of its subsidiaries or affecting any of their respective properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a Material Adverse Effect on Hawk and its subsidiaries taken as a whole or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer, nor is Hawk or any of its subsidiaries aware of any basis for any such claim, action, proceeding or investigation. Hawk and its subsidiaries are not subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Hawk and it subsidiaries taken as a whole or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer.

8.18 Environmental

Except as has been disclosed to APF in writing prior to the date hereof, to the best knowledge and belief of Hawk:

(a) Neither Hawk nor any its subsidiaries is in material violation of any Environmental Laws;

(b) Hawk and its subsidiaries have operated their respective businesses at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without material violation of Environmental Laws;

(c) there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified on any of the real property owned or leased by Hawk and its subsidiaries during the period of its ownership or tenure or under their control during the period in which they have had control;

(d) there have been no releases, deposits or discharges, in material violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Hawk or any of its subsidiaries;

(e) no material orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Hawk or any of its subsidiaries other than abandonment and similar notices issued in connection with Hawk's and its subsidiaries' normal course of business; and

(f) Hawk and each of its subsidiaries hold all material licences, permits and approvals required under any Environmental Laws in connection with the operation of their respective business and the ownership and use of their respective assets, all such licences, permits and approvals are in full force and effect.

8.19 Notice of Environmental Policies or Laws

Hawk and its subsidiaries have not received notice of any proposed environmental policies or laws which Hawk or its subsidiaries reasonably believes would have a Material Adverse Effect on any oil and/or gas exploration, development or production operations of Hawk and its subsidiaries taken as a whole, other than those that apply to the industry generally.

8.20 Insurance

Policies of insurance in force as of the date hereof naming Hawk as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Hawk and its subsidiaries, taken as a whole. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Offer.

If prior to the Expiry Time, Hawk secures directors' and officers' liability insurance for Hawk's current and former directors and officers, covering claims made prior to or within two years after the Take-up Date which has a scope and coverage substantially equivalent in scope and coverage to that provided to Hawk's current directors' and officers'. insurance policy, at a total cost not in excess of $25,000, APF agrees to not take any action, or cause Hawk to take any action, to terminate such directors' and officers' insurance. In addition, any tender agreements may provide an agreement to the foregoing effect.

8.21 Tax Matters

(a) **Tax Definitions**. For purposes of this Agreement, the following definitions shall apply:

(i) The term **"Taxes"** shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, *ad valorem* taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Hawk is required to pay, withhold or collect.

(ii) The term **"Returns"** shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any such Taxes.

(b) **Returns Filed and Taxes Paid.** All Returns required to be filed by or on behalf of Hawk and its subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on Hawk's financial statements, and no other Taxes are payable by Hawk or its subsidiaries with respect to items or periods covered by such Returns.

(c) **Tax Reserves**. Hawk and its subsidiaries have paid or provided adequate accruals in its audited financial statements for the year ended December 31, 2001 for Taxes, including income taxes and related deferred taxes, in conformity with generally accepted accounting principles applicable in Canada.

(d) **Returns Furnished**. For all periods ending on and after December 31, 1997, APF has been furnished by Hawk or will be furnished, on request, by Hawk with true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Hawk or its subsidiaries or on behalf of Hawk or its subsidiaries relating to Taxes, and (ii) all pro-forma separate federal and provincial income or franchise tax returns for Hawk and its subsidiaries.

(e) **Tax Deficiencies, Audits, Statutes of Limitations**. Except as disclosed in writing to APF, no material deficiencies exist or have been asserted with respect to Taxes of Hawk or any of its subsidiaries. Hawk or any of its subsidiaries are not parties to any action or proceeding for assessment or collection of taxes, nor has such event been asserted or threatened against Hawk or any of its subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Hawk or any of its subsidiaries. Except as has been disclosed in writing to APF prior to the date hereof, the Returns of Hawk and its subsidiaries have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened.

8.22 Employee Benefit Plans

Other than as disclosed in writing to APF prior to the date hereof, Hawk or any of its subsidiaries:

(a) except for its existing health plan have no defined benefit plans or other employee benefit plans, and have not made any agreements or promises with respect to increased benefits under such plans;

(b) have provided adequate accruals in their respective audited financial statements for the year ended December 31, 2001 (or such amounts are fully funded) for all pension or other employee benefit obligations of Hawk and its subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Hawk and its subsidiaries as well as for any other payment required to be made by Hawk and its subsidiaries in connection with the termination of employment or retirement of any employee of Hawk and its subsidiaries in respect of the fiscal period ended December 31, 2001; and

(c) have no stock option plans or arrangements other than the Stock Option Plan and, except as otherwise disclosed herein, they are not otherwise parties to any agreement to provide any Hawk Shares or other Hawk securities (including any securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire Hawk Shares) or to provide any options to acquire Hawk Shares or any other Hawk securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Hawk Shares to any person other than pursuant to the Stock Option Plan.

8.23 Employment Agreements

Except as disclosed in writing to APF prior to the date hereof, Hawk and its subsidiaries are not parties to any employment agreement or to any written or oral policy, agreement, obligation or understanding or any amendment thereto which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause on giving reasonable notice as may be implied by law.

8.24 Reporting Issuer Status

Hawk is a "reporting issuer" in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and is in material compliance with all Securities Laws and the rules and policies of the Toronto Stock Exchange, and the Hawk Shares are listed on the Toronto Stock Exchange.

8.25 Shareholder Rights Plan

There is not in effect with respect to Hawk, and prior to the Expiry Time Hawk will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Hawk Shares or other securities of Hawk or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the making of the Offer.

8.26 Title

Although it does not warrant title, Hawk does not have reason to believe that Hawk does not have title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "**Interests**") and does represent and warrant that the Interests are free and clear of adverse claims created by, through or under Hawk, except for those arising in the ordinary course of business, which are not material in the aggregate, and, to the knowledge of Hawk after due inquiry, Hawk holds its Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements.

8.27 Related Party Transaction

Except as disclosed in writing to APF prior to the date hereof, Hawk has not made any payment or loan to, or borrowed monies from or is otherwise indebted to, any Related Party except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business consistent with historical practices. Except for contracts of employment as disclosed in writing to APF prior to the date hereof, Hawk is not a party to any contract, agreement or other commitment, written or oral, with any Related Party and no Related Party owns, directly or indirectly, any interest in or is an officer, director, employee or consultant of any person which is, or is engaged in business as, a lessor, lessee, client or supplier of Hawk, or owns, directly or indirectly, in whole or in part, any property that is used in the operation of Hawk's business, or has any cause of action or other claim whatsoever against or owes any amount to, Hawk.

8.28 AMI and Other Agreements

Except as disclosed in writing to APF prior to the date hereof, there is no non-competition, exclusivity, area of mutual interest or other similar agreement, commitment or understanding in place, whether written or oral, to which Hawk or, to the knowledge of Hawk, any director, officer, employee or consultant or any affiliate of such persons is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of Hawk (i) in a particular manner or to a particular locality or geographic region, or (ii) for a limited period of time.

8.29 Restriction on Business

The execution, delivery and performance of this Agreement does not and will not result in the restriction of Hawk from engaging in its business or from competing with any person or in any geographical area and do not and will not result in a Material Adverse Effect on its business or trigger or cause to arise any rights of any person under any contract or arrangement to restrict any of the foregoing from engaging in the business currently carried on by Hawk.

8.30 Confidentiality Agreements

Hawk has provided to APF copies of the five confidentiality agreements entered into with persons other than APF regarding the confidentiality of information provided to such persons or reviewed by such persons in the data room and no other agreements have been entered into. Hawk has not negotiated any Take-over Proposal with any person who has not entered into such a confidentiality agreement. Hawk has not waived the applicability of any "standstill" or other provision of any confidentiality agreements entered into by Hawk which have not automatically expired by their terms.

8.31 Tax Pools

As at September 30, 2002, Hawk's Tax Pools were unrestricted and were not less than $11.7 million.

8.32 Issuances of Securities

All offers and sales of securities in the capital of Hawk from treasury or by Hawk including, without limitation, the Hawk Shares and the Hawk Options have been made in compliance with all applicable securities laws.

8.33 GLJ Report

Hawk has made available to Gilbert Laustsen Jung Associates Ltd., prior to the issuance of the GLJ Report, for the purposes of preparing the GLJ Report, all information requested by Gilbert Laustsen Jung Associates Ltd., which information did not contain any misrepresentation at the date thereof. Hawk has no knowledge of a Material Adverse Change in any information provided to Gilbert Laustsen Jung Associates Ltd. since the date that such information was so provided.

8.34 Obligations to Incur Expenses

Hawk does not have any obligation to incur any Canadian exploration expense as a result of any agreements with any persons respecting the issuance of shares on a flow-through basis.

8.35 Production

The aggregate current production of Hawk, prior to the recent drilling of a well at Leaman, is approximately 2,724 barrels of oil equivalent per day, comprised of 9,906 thousand cubic feet of gas and 1,073 barrels of crude oil and natural gas liquids, with gas converted on a 6:1 basis.

8.36 Site Restoration

The site restoration liability relating to the petroleum and natural gas assets of Hawk is, in aggregate, not more than $200,000, after applying any salvage value for tangible assets.

8.37 Rights of First Refusal ("ROFRs")

Any ROFRs encumbering the petroleum and natural gas assets of Hawk are subject to the Canadian Association of Petroleum Landmen 1990 Operating Procedure corporate exception, which will result in no ROFR notices having to be issued in respect of the petroleum and natural gas assets of Hawk on account of the Offer, based on the understanding of Hawk that APF will acquire all of the Hawk Shares and amalgamate with Hawk immediately thereafter.

8.38 Sales Contracts

Hawk does not have any future material commitment to buy, sell, exchange or transport petroleum or natural gas or any physical or financial contracts relating to the delivery of petroleum or natural gas, that are not terminable on thirty days' notice.

ARTICLE 9
CONDUCT OF BUSINESS

9.1 Conduct of Business by Hawk

Hawk covenants and agrees that, during the period from the date of this Agreement until the earlier of: (i) the Effective Time; or (ii) the date that this Agreement is terminated in accordance with its terms, unless APF shall otherwise agree in writing, except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) the business of Hawk and other entities controlled by Hawk, including any joint ventures, directly or indirectly controlled by Hawk, shall be conducted only in, and Hawk shall not take any action except in, the usual and ordinary course of business and consistent with past practice, and Hawk shall use all reasonable commercial efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships. Hawk shall, subject to compliance with the terms of any third party agreements, consult with APF in respect of the ongoing business and affairs of Hawk and keep APF apprised of all material developments relating thereto;

(b) Hawk shall not directly or indirectly do or permit to occur any of the following: (i) amend the Hawk Governing Documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Hawk, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Hawk, other than Hawk Shares issuable pursuant to the terms of the Hawk Options; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, including, without limitation, under any normal course issuer bid, except pursuant to Section2.4; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Hawk; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c) other than(w) expenditures arising from responses to events involving safety or emergency issues; (x) reasonable expenses relating to the transactions contemplated by this Agreement; or (y) pursuant to commitments entered into by Hawk prior to the date of this Agreement, Hawk shall not directly or indirectly do any of the following: (i) sell, pledge, dispose of or encumber any assets, except in the ordinary course of business for a consideration in excess of $25,000 individually or $100,000 in aggregate; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities for hedging purposes made in the ordinary course of business, make any investment either by purchase of shares or securities, contributions of capital, property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity in each case having a value in excess of $25,000; (iii) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business and in any event Hawk shall not incur any such obligation of any kind in excess of $25,000 individually or $100,000 in the aggregate; (iv) except for Employee Obligations and the payment for Hawk Options payable on the Take-up Date, pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practice, of liabilities reflected or reserved against in its financial statements or incurred in the ordinary course of business consistent with past practice; (v) authorize, recommend or propose any release or relinquishment of any material contract right other than in the ordinary course of business, consistent with past practice; (vi) waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other document, other than in the ordinary course of business, consistent with past practice; (vii) enter into any interest rate swaps, currency swaps or any other rate fixing agreement for a financial transaction or enter into any call arrangement of any sort or any forward sale agreement for commodities; or (viii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing; (ix) except for expenditures made in the ordinary course, expend or commit to expend more than $25,000 individually or $100,000 in the aggregate with respect to any capital or operating expense or expenses (other than proposed expenditures having an aggregate cost of $1.4 million (net to Hawk) details of which have been provided in writing to APF, provided that Hawk shall discontinue any such operations on receipt of written notice to do so delivered by APF); (x) reorganize, amalgamate, merge or otherwise continue Hawk with any other person, corporation, partnership or other business organization whatsoever; or (xi) enter into any agreements for the sale of production having a term of more than 30 days.

(d) Hawk shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e) Hawk shall:

(i) not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(ii) confer, prior to taking action (other than in emergency situations) with APF with respect to all material operational matters involved in its business; and

(iii) work to familiarize APF personnel with the nature and workings of all of its operational, accounting and land systems, such that APF personnel shall be able to continue the operation of all such systems following completion of the transactions contemplated herein.

(f) Hawk shall not create any new Employee Obligations other than as contemplated herein, Hawk shall not grant to any officer or director an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing collective bargaining or union contracts, grant to any other employee any increase in compensation in any form other than routine increases in the ordinary course of business consistent with past practices, make any loan to any officer, director or any other party not at arm's length, or take any action with respect to the grant of any severance or termination pay (other than as contemplated herein or as agreed to by APF, acting reasonably) arising from the Offer or a change of control of Hawk or the entering into of any employment agreement with, any person, or with respect to any increase of benefits payable under its current severance or termination pay policies;

(g) Hawk shall not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(h) Hawk shall not enter into or modify any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 9.1, except as specifically permitted in this Section 9.1, without the prior consent of APF;

(i) Hawk will not take any action or omit to take any action which results in a reduction of the Tax Pools of Hawk except for actions permitted under this Agreement;

(j) Hawk will conduct its business such that its net debt, including working capital deficiency at the Effective Time, shall not be more than $9.3 million, exclusive of the costs of the transaction contemplated in Sections 8.9 and 8.11 of this Agreement, costs for cancellation of Hawk Options and the costs of proposed expenditures described in Section 9.1(c)(ix).

ARTICLE 10
COVENANTS OF HAWK

10.1 Access to Information

Subject to the existing Confidentiality Agreement, upon reasonable notice, Hawk shall afford APF's officers, employees, counsel, accountants and other authorized representatives and advisers reasonable access, during normal business hours and at such other time or times as APF may reasonably request from the date hereof and until the expiration of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, Hawk shall furnish promptly to APF all information concerning its business, properties and personnel as APF may reasonably request and shall review with APF personnel such of the records, systems and processes as would be necessary to allow APF personnel to assume the continuing operations of Hawk upon the acquisition by APF of the Minimum Required Shares pursuant to the Offer. Hawk will conduct itself so as to keep APF fully informed as to its business and affairs and as to the decisions required with respect to the most advantageous methods of exploring, operating and producing from its assets and shall cooperate with APF in respect thereof.

10.2 Structure of Transaction

Hawk shall cooperate with APF in structuring the acquisition by APF of Hawk in a tax efficient manner, provided that no such cooperation shall be required where such structuring shall have a Material Adverse Effect on the business, operations or financial condition of Hawk or its shareholders or cause any breach of or default under this Agreement by Hawk which APF has not agreed to waive in writing.

10.3 Settlement of Shareholder Actions

Hawk shall not settle or compromise any claim brought by any present, former or purported holder of any securities of Hawk in connection with the transactions contemplated by this Agreement or the Offer without the prior written consent of APF.

10.4 General Releases

Hawk shall, on or before the Take-up Date, cause its employees, officers and directors to execute in favour of Hawk, in consideration for the payment on the aggregate of the Employee Obligations and for cancellation or termination of Hawk Options, general releases of all claims that such persons may have against Hawk, its directors, officers and employees.

10.5 Financial Information

Hawk shall, on or before the Take-up Date, provide APF with financial information concerning its cash holdings and loan position as at a date which is not before three days prior to the Take-up Date.

ARTICLE 11
COVENANTS OF APF

11.1 Employment Agreements

APF covenants and agrees, after the Effective Time, to cause Hawk and any successor to Hawk to agree, honour and comply with the terms of those existing executive employment agreements, termination and severance plans or policies of Hawk which Hawk has disclosed to APF in writing prior to the date hereof and that all payments in respect of severance arrangements payable to officers and employees of Hawk shall be made in accordance with such agreements.

11.2 Indemnities

APF agrees that if it acquires the Hawk Shares under the Offer it shall cause Hawk to fulfill its obligations pursuant to indemnities provided or available to past and present officers and directors of Hawk pursuant to the provisions of the Hawk Governing Documents, the Act, and the written indemnity agreements shown to APF prior to the date hereof which have been entered into between Hawk and its current officers and directors.

11.3 Third Party Beneficiaries

APF acknowledges that Hawk shall hold the benefits of Sections 11.1 and 11.2 in trust for the benefit of the employees, officers and directors referred to therein.

ARTICLE 12
MUTUAL COVENANTS

12.1 Notice of Material Change

From the date hereof until the termination of this Agreement, each Party shall promptly notify the other Party in writing of:

(a) any material change (actual, anticipated, contemplated or, to the knowledge of that Party, threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of that Party; or

(b) any change in any representation or warranty given in this Agreement by the Party or in the underlying basis thereof which change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect.

Each Party shall in good faith discuss with the other Party any change in circumstances (actual, anticipated, contemplated or, to the knowledge of the Party, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other Party pursuant to this section.

12.2 Other Filings

APF and Hawk shall, as promptly as practicable hereafter, prepare and file any filings required under any Securities Law, the rules of the Toronto Stock Exchange, the Exchange Act, state securities or "blue-sky" laws of the states of the United States, as amended, or any other applicable law relating to the transactions contemplated herein.

12.3 Additional Agreements

Subject to the terms and conditions herein provided and to fiduciary obligations under Securities Laws, each of the Parties agrees to use all reasonable commercial efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using reasonable commercial efforts to:

(a) obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts or agreements (including, without limitation, the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to Hawk's operations);

(b) obtain all necessary waivers, consents, approvals and authorizations as are required to be obtained under any federal, provincial or foreign law or regulations;

(c) defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby;

(d) cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby;

(e) effect all necessary registrations and other filings and submissions of information requested by governmental authorities; and

(f) fulfil all conditions and satisfy all provisions of this Agreement and the Offer.

For purposes of the foregoing, the obligation to use "reasonable commercial efforts" to obtain waivers, consents and approvals to loan agreements, leases and other contracts shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to such other parties.

ARTICLE 13
TERMINATION, AMENDMENT AND WAIVER

13.1 Termination

This Agreement may be terminated by written notice given to the other Party hereto, at any time prior to the time APF first takes-up and pays for Hawk Shares:

(a) by mutual written consent of Hawk and APF;

(b) by either APF or Hawk if APF shall not have taken up and paid for the Minimum Required Shares under the Offer on or before the times required by this Agreement, unless the absence of such occurrence shall be due to the failure of the Party seeking to terminate this Agreement to perform the obligations under this Agreement required to be performed by it;

(c) by either APF or Hawk if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 13.1(c) shall have used all reasonable commercial efforts to remove such order, decree, ruling or injunction;

(d) by either APF or Hawk if there has been a material misrepresentation, breach or non-performance by the other Party of any material representation, warranty, covenant or obligation contained in this Agreement in any case which has, or is reasonably expected to have, a Material Adverse Effect on the non-breaching Party, provided that, in cases only where such misrepresentation, breach or non-performance is capable of being cured, the breaching Party has been given notice of and three Business Days to cure any such misrepresentation, breach or non-performance;

(e) by APF if APF has the right pursuant to Section 2.1(h) to refuse to make the Offer due to the failure, under circumstances other than those set forth in Section 13.1(d), of the conditions set out in Section 2.1(h);

(f) by APF or Hawk upon a fee as provided in Article 4 becoming payable;

(g) by Hawk if APF has not mailed the Offer Documents by the date set forth in Section 2.1(a) hereof;

(h) by Hawk if the Take-up Date has not occurred within 60 days following the Initial Expiry Time; or

(i) by Hawk if the condition set forth in paragraph (c) of Schedule C is not satisfied as of the Expiry Time.

13.2 Effect of Termination

In the event of the termination of this Agreement as provided in Section 13.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of APF or Hawk hereunder except as set forth in Article 4, this Section 13.2 and Section 14.4, which provisions shall survive the termination of this Agreement. Nothing herein shall relieve any Party from liability for any breach of this Agreement provided that if Hawk became obligated to and has paid the fees provided for in Article 4, Hawk shall have no further liability under this Agreement.

In the event of termination of this Agreement, each of the Parties shall, subject to the terms of the Confidentiality Agreement, forthwith return to the other all confidential and other information relating to such other Party.

13.3 Amendment

This Agreement may be amended by mutual agreement between the Parties. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the Parties.

13.4 Waiver

Each of APF, on the one hand, and Hawk, on the other hand, may:

(a) extend the time for the performance of any of the obligations or other acts of the other;

(b) waive compliance with any of the other's agreements or the fulfillment of any conditions to its own obligations contained herein; or

(c) waive inaccuracies in any of the other's representations or warranties contained herein or in any document delivered by the other Party hereto,

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 14
GENERAL PROVISIONS

14.1 Notices

All notices required or permitted under this Agreement shall be in writing and may be given by delivering or faxing same during normal business hours to the address set forth below. Any such notice or communication shall, if delivered, be deemed to have been given or made and received on the date delivered, and if faxed (with confirmation received), shall be deemed to have been given or made and received on the day on which it was so faxed. The Parties may give, from time to time, written notice of change of address in the manner aforesaid.

(a) If to APF:

APF Energy Trust
2100, 144 - 4th Avenue SW
Calgary, Alberta T2P 3N4
Attention: Steven G. Cloutier
President and Chief Operating Officer
Telecopy No.: (403) 294-1010

with a copy to:

Parlee McLaws LLP
3400, 150 - 6 Avenue SW
Calgary, Alberta T2P 3Y7
Attention: Nancy M. Penner
Telecopy No.: (403) 294-7052

(b) If to Hawk:

Hawk Oil Inc.
490, 734 - 7th Avenue S.W.
Calgary, Alberta T2P 3P8
Attention: Steve Fitzmaurice, President and Chief Executive Officer
Telecopy No.: (403) 313-4295

with a copy to:

McCarthy Tetrault LLP
3300, 421 - 7th Avenue S.W.
Calgary, Alberta T2P 4H2
Attention: Gregory Turnbull
Telecopy No.: (403) 260-3501

14.2 Miscellaneous

This Agreement (i) except for the Confidentiality Agreement, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof, and (ii) shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns. The Parties shall be entitled to rely upon delivery of an executed facsimile copy of this Agreement, and such facsimile copy shall be legally effective to create a valid and binding agreement among the Parties. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of Alberta having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

14.3 Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties. Notwithstanding the foregoing, APF may assign all or any part of its rights or obligations under this Agreement to APF Energy or to one or more subsidiaries and provided further that if such assignment takes place, APF shall continue to be liable to Hawk for any default in performance by the assignee.

14.4 Expenses

Except as provided in Article 4, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid in Canadian funds by the Party incurring such cost or expense, whether or not the Offer is consummated.

14.5 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Securities Laws. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.6 Confidentiality Agreement

APF is hereby released from the standstill and related provisions of the Confidentiality Agreement in respect of the transactions contemplated by the Offer on the terms set out in this Agreement.

14.7 Counterpart Execution

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument but all such counterparts together shall constitute one agreement.

14.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta.

14.9 Consent Regarding Depositary

Hawk consents to APF using Computershare Trust Company of Canada as APF's depositary with regard to the Offer.

14.10 Acknowledgement Re Unitholder Liability

The Parties acknowledge that obligations of APF hereunder shall not be personally binding upon any of the unitholders of APF and that any recourse against APF, or any unitholder in any manner in respect of any indebtedness, obligation or liability of APF arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation, claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund as defined in the APF Governing Documents.

IN WITNESS WHEREOF, APF and Hawk have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

APF ENERGY TRUST by its duly authorized manager, **APF Energy Management Inc.**

Per: (signed) "*Steven Cloutier*"
Steven Cloutier
President and Chief Operating Officer

Per: (signed) "*Alan MacDonald*"
Alan MacDonald
Vice President, Finance

HAWK OIL INC.

Per: (signed) "*Steve Fitzmaurice* "
Steve Fitzmaurice
President, Chief Executive Officer

SCHEDULE A
CONDITIONS TO THE OFFER

Capitalized terms used in this Schedule A but which are not defined herein shall have the meanings set forth in the attached Pre-Offer Agreement dated December 8, 2002 (the "Agreement") between APF and Hawk.

Notwithstanding any other provision of the Offer, but subject to the provisions of this Agreement, APF reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Hawk Shares deposited under the Offer unless all of the conditions included in the Offer, substantially on the terms described below, are satisfied or waived by APF:

(a) at the Expiry Time, and at the time APF first takes up and pays for Hawk Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 75% of the outstanding Hawk Shares (calculated on a diluted basis) (the "Minimum Condition");

(b) all requisite regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges and other Securities Authorities) shall have been obtained on terms and conditions satisfactory to APF in its sole discretion, acting reasonably, and all applicable statutory or regulatory waiting periods shall have expired or been terminated and no objection or opposition shall have been filed, initiated or made by any governmental agency or regulatory authority during any applicable statutory or regulatory period which shall not have been withdrawn, defeated or overcome which has or will likely have a Material Adverse Effect on APF's ability to take up and pay for all of the Hawk Shares tendered to the Offer or complete a compulsory acquisition or any subsequent acquisition transaction or which, in the sole discretion of APF, acting reasonably, is or would be materially adverse to the business of Hawk or to the value of the Hawk Shares to APF;

(c) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Hawk carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgement of APF, acting reasonably:

  (A) has the effect or may have the effect of cease trading the Hawk Shares, or enjoining, prohibiting or imposing material limitations, damages or conditions on the making of the Offer, or the purchase by, or the sale to, APF of the Hawk Shares or the right of APF to own or exercise full rights of ownership of the Hawk Shares;

(B) has had or, if the Offer was consummated, would result in, a Material Adverse Change in respect of Hawk or, in the case of (ii) above, would have a Material Adverse Effect on Hawk or APF; or

(C) has a Material Adverse Effect on the completion of any compulsory acquisition or any Second Stage Transaction;

(d) APF shall have determined in its sole judgement, acting reasonably, that there does not exist any prohibition at law against APF making the Offer or taking up and paying for all of the Hawk Shares under the Offer or completing any compulsory acquisition or Second Stage Transaction in respect of any Hawk Shares not acquired under the Offer;

(e) Hawk shall not have breached, or failed to comply with, in any material respect, any of its material covenants, representations, warranties or other obligations under the Agreement, and all representations and warranties of Hawk contained in the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall not have ceased to be true and correct in any material respect thereafter; provided that Hawk has been given notice of and three Business Days to cure any such breach, failure to comply or misrepresentation;

(f) the Agreement shall not have been terminated and no material provision of the Agreement shall have been held by a court, securities commission or other regulatory authority to be invalid or unenforceable in accordance with its terms; and

(g) there shall have been no Material Adverse Change in respect of Hawk since the date of the Agreement.

SCHEDULE B
FORMS OF PRESS RELEASES

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST TO ACQUIRE HAWK OIL INC.

December 9, 2002 - APF Energy Trust ("APF") today announced that it has entered into an agreement to acquire the shares of Hawk Oil Inc. ("Hawk") for total consideration of approximately $46.1 million consisting of trust units of APF, cash and assumption of debt. It is expected that the transaction will close in early February, 2003.

Transaction Summary

The acquisition has the following attributes:

- Daily production of approximately 2,700 boe, consisting of 9.9 mmcf/d of gas (61%) and 1,174 of oil (39%).
- An average 98% working interest in a focussed group of properties, including gas assets at APF's new core area of Paddle River in Central Alberta.
- Attractive transaction metrics of $17,067 per flowing boe and $6.52 per boe in the ground.
- An established reserve life index of 7.1 years.
- Approximately 32,000 net undeveloped acres of land and an extensive proprietary seismic database.
- 81% of the established reserves are "proven".
- It is accretive to cash flow, reserves per unit, production per unit and net asset value per unit.

Detailed Information

APF has agreed to purchase the shares of Hawk, a public corporation trading on the Toronto Stock Exchange, for $4.80 per share plus the assumption of $9.3 million of debt at December 1, 2002. With 7,662,417 shares outstanding, and assuming an election for maximum cash of up to 25% of the purchase price, APF will issue 2,919,016 trust units (the "APF Units") at $9.45 per APF Unit. It is anticipated that the 788,900 options to acquire Hawk shares will be cancelled for cash prior to closing. *The transaction will have an approximate aggregate value of $46.1 million.* Griffiths McBurney and Partners has acted as financial advisor to Hawk and has provided a verbal opinion that the consideration offered is fair, from a financial point of view, to Hawk's shareholders.

Hawk's oil and gas assets were evaluated by Gilbert Laustsen Jung Associates Ltd. in a report dated effective October 1, 2002 (the "GLJ Report"), a summary of which is set out below:

	Proved Producing	Total Proved	Proved + Probable	Proved + 1/2 Probable
Oil (mbbl)	1.61	3.75	5.61	4.68
Gas (bcf)	7.87	11.72	16.92	14.32
Total (mmboe)	2.92	5.70	8.43	7.06

Note: Numbers may not add due to rounding

GLJ is also APF's independent petroleum consultants.

The assets to be acquired by APF include natural gas interests at Paddle River, Vermillion and Holmberg, and heavy oil in the Lloydminster and Epping areas. The acquisition will increase APF's total daily production to approximately 12,900 boe, following closing of APF's other recently announced acquisition of gas assets in Paddle River, which should be completed on December 13, 2002.

The boards of directors of APF and Hawk have approved the transaction, and the board of directors of Hawk has resolved unanimously to recommend to its shareholders that they accept the APF offer. The transaction will be completed by way of a takeover bid and APF anticipates mailing its circular to Hawk shareholders prior to the end of the year. Closing is subject to the tendering of at least 75% of the outstanding shares of Hawk, regulatory approval and other standard conditions. APF expects to take up and pay for the Hawk shares in early February, accordingly the first distribution to which the Hawk shareholders will be entitled will be the February distribution payable on March 15, 2003.

The officers and directors of Hawk, and their associated entities, have agreed to execute lock-up agreements representing at least 32% of the fully-diluted outstanding shares of Hawk under which they will agree to deposit and not withdraw their shares under the offer. The board of directors of Hawk has also agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Hawk. Under certain circumstances, Hawk has agreed to pay APF a non-completion fee of $1.5 million and APF has a right of first refusal in certain circumstances to match any unsolicited competing bid.

The cash portion of the transaction of up to $9.2 million will be funded by APF's available credit facility with a syndicate of banks led by National Bank of Canada ("National Bank"). Hawk also has its credit facility with National Bank, of which $9.3 million is currently drawn against a borrowing base of $23 million. Following the acquisition of the Paddle River assets and the completion of the Hawk transaction, and including all of the adjustments and transaction costs associated with both purchases, APF's combined debt will be approximately $98 million, before taking into account any capital expenditures in respect of current and anticipated development and optimization initiatives. Together with its own borrowing base, that of Hawk and the lending value of the Paddle River assets, APF's total debt capacity will be approximately $133 million.

As a result of APF's recently announced management internalization transaction, scheduled to be voted on by unitholders on December 18, 2002, APF Energy Management Inc. has agreed to waive the 1.5% acquisition fee to which it would otherwise be entitled, provided the internalization transaction closes as scheduled in early January. APF Energy Management Inc. similarly waived its fee in respect of the Paddle River acquisition.

The purchase of Hawk will further enhance APF's exposure to natural gas. Going forward, APF's production will be split as to 42% gas and 58% oil, of which 9% will be heavy oil.

None of Hawk's production is hedged or subject to any long-term delivery contracts, so APF has maximum flexibility in dealing with this portfolio of new assets.

Not included in Hawk's production or reserve numbers is a 100% interest (50% after payout) in a gas well drilled recently by the company at Paddle River, which will be tied-in later this month. In addition, Hawk plans to drill three 100% oil wells in the South Epping area by year end. In aggregate, the combined APF-Hawk capital expenditure program for 2003 is expected to reach approximately $18.5 million.

APF Energy Trust is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of APF are traded on The Toronto Stock Exchange under the symbol "AY.UN".

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of APF offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information, please contact:

APF Energy Inc.
Steve Cloutier, President & COO
Alan MacDonald, VP Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206
E-mail: invest@apfenergy.com
Internet: www.apfenergy.com

Hawk Oil Inc.
Steve Fitzmaurice, President & CEO
Telephone (403) 262-1131
E-mail: steve@hawkoil.com

SCHEDULE C
CONDITIONS IN FAVOUR OF HAWK

Capitalized terms used in this Schedule C but which are not defined herein shall have the meanings set forth in the attached Pre-Offer Agreement dated December 8, 2002 (the "Agreement") between APF and Hawk.

Notwithstanding any other provision of the Agreement, the board of directors of Hawk reserves the right to withdraw, modify or amend its recommendation with respect to the Offer unless all of the following conditions are satisfied or waived by Hawk prior to the Expiry Time:

(a) all requisite regulatory approvals and consents (including, without limitation, those of any stock exchanges and other Securities Authorities) shall have been obtained and all applicable statutory or regulatory waiting periods shall have expired or been terminated and no objection or opposition shall have been filed, initiated or made by any governmental agency or regulatory authority during any applicable statutory or regulatory period which shall have not been withdrawn, defeated or overcome;

(b) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Hawk carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgement of Hawk, acting reasonably has the effect or may have the effect of cease trading the Hawk Shares, or enjoining, prohibiting or imposing material limitations, damages or conditions on the making of the Offer, or the purchase by, or the sale to, APF of the Hawk Shares or the right of APF to own or exercise full rights of ownership of the Hawk Shares; or

(c) there shall have been no Material Adverse Change in respect of APF since the date of the Agreement; and

(d) APF shall not have breached, or failed to comply with, in any material respect, any of its material covenants, representations, warranties or other obligations under the Agreement, and all representations and warranties of APF contained in the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall not have ceased to be true and correct in any material respect thereafter; provided that APF has been given notice of and three Business Days to cure any such breach, failure to comply or misrepresentation.

SCHEDULE D
INFORMATION AND MATERIALS DELIVERED

TABLE OF CONTENTS

MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act* (Alberta), Section 75(2) of the *Securities Act* (Ontario), Section 81(2) of the *Securities Act* (Nova Scotia), Section 67(1) of the *Securities Act* (British Columbia), Section 84(1)(b) of the *Securities Act* (Saskatchewan), Section 73 of the *Securities Act* (Quebec), Section 76(2) of the *Securities Act* 1990 (Newfoundland).

1. **Reporting Issuer:**

APF Energy Trust

Address: 2100, 144 – 4th Avenue S.W.
Calgary, Alberta T2P 3N4

2. **Date of Material Change:**

May 30, 2002

3. **Publication of the Material Change:**

News Release issued: May 31, 2002
Canada Newswire

4. **Summary of Material Change:**

APF Energy Inc. ("APF") acquired all of the outstanding common shares of Kinwest Resources Inc. ("Kinwest") and its joint venture partner, 987687 Alberta Ltd. ("987687") in accordance with an Arrangement Agreement dated April 16, 2002 among APF Energy Trust (the "Trust"), APF and Kinwest Resources Inc. (the "Arrangement Agreement") and a share purchase agreement dated April 16, 2002 among the vendors of shares of 987687, APF and the Trust (the "Share Purchase Agreement"), in a transaction totaling approximately $57 million. APF, Kinwest and 987687 have been amalgamated (the "Amalgamation") under the name "APF Energy Inc." The acquisition was previously disclosed in a material change report dated April 24, 2002.

5. **Full Description of Material Change:**

On May 30, 2002, APF acquired all of the outstanding shares of Kinwest and of 987687 in accordance with the Arrangement Agreement and the Share Purchase Agreement and the Amalgamation was effective May 30, 2002. The aggregate purchase price was $47.5 million, paid in part by cash and the issuance of Trust Units of the Trust at a deemed price of $10.15 per unit and Trust Warrants to acquire Trust Units. As a result, the Trust has issued or will issue an additional 3,388,819 Trust Units, together with 1,694,409 Warrants. In addition, APF will assume Kinwest's incremental net debt of approximately $9.2 million, bringing the total value of the transactions to $57 million, before final adjustments.

The purchase of the shares of Kinwest was completed by way of Plan of Arrangement. Each share of Kinwest has been acquired for $3.30 per share.

Consideration for the acquisition of Kinwest shares was a maximum of $6.6 million in cash and the balance in Trust Units of the Trust. As more shareholders of Kinwest elected to receive cash than the aggregate amount of cash available a prorated amount of cash, being $2.46, and 0.082759 Trust Units and 0.041389 Warrants were issued for each shareholder electing cash. Shareholders of Kinwest who elected Trust Unit consideration were entitled to receive 0.3251 of a Trust Unit and 0.16255 of a Warrant to acquire Trust Units of the Trust for each share of Kinwest held.

In connection with the acquisition of the oil and gas interests owned by Kinwest's joint venture partner, 987687, for a purchase price of $25.35 million, the vendors of the shares of the joint venture partner have received $6.8 million in cash, 1,827,715 Trust Units of the Trust and 913,857 Warrants to acquire Trust Units of the Trust.

One Warrant will entitle the holders thereof to acquire one Trust Unit of the Trust at an exercise price of $10.65 for a period of one year from the effective date of the Plan of Arrangement.

All of the assets of Kinwest and its joint venture partner were evaluated by Gilbert Laustsen Jung Associates Ltd. in an independent report effective October 1, 2001 (the "GLJ Report").

6. Reliance on Section 118(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

Not applicable.

7. Omitted Information:

Not applicable.

8. Senior Officer:

Steven G. Cloutier
President
APF Energy Management Inc.
2100, 144 – 4th Avenue S.W.
Calgary, Alberta T2P 3N4

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 7th day of June, 2002.

APF ENERGY TRUST, by its Manager
APF ENERGY MANAGEMENT INC.

Per: (Signed) Steven G. Cloutier
President

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act*, Alberta, Section 75(2) of the *Securities Act*, Ontario, Section 81(2) of the *Securities Act*, Nova Scotia, Section 67(1) of the *Securities Act*, British Columbia, Section 84(1)(b) of the *Securities Act*, Saskatchewan, Section 76(2) of the *Securities Act, 1990*, Newfoundland.

1. Reporting Issuer:

   APF Energy Trust ("Trust")

   Address: Suite 2100, 144 - 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

2. Date of Material Change:

   April 16, 2002

3. Publication of the Material Change:

   News Release issued: April 17, 2002
   Canada Newswire

4. Summary of Material Change:

   APF Energy Inc. ("APF") has agreed to purchase all of the shares of Kinwest Resources Inc. ("Kinwest") and has agreed to acquire the oil and gas interests of the joint venture partner of Kinwest, in transactions totaling approximately $57 million.

   APF has also announced the appointment, effective June 3, 2002, of Steven Cloutier to the position of President of APF Energy Inc., replacing Martin Hislop, who will remain as Chief Executive Officer.

5. Full Description of Material Change:

   APF has agreed to purchase the shares of Kinwest and has agreed to acquire the oil and gas interests of the joint venture partner of Kinwest, in transactions totaling approximately $57 million.

   It is proposed that the purchase of the shares of Kinwest will proceed by way of Plan of Arrangement. Each share of Kinwest will be purchased for $3.30 per share and in addition, APF will assume $9.9 million of debt. Kinwest has approximately 130 shareholders and has 6,670,843 shares outstanding and 1,000,000 warrants to acquire 1,000,000 shares.

Consideration for the acquisition of Kinwest shares will be a maximum of $6.6 million in cash and the balance in Trust Units of the Trust at a deemed issue price of $10.15. Shareholders of Kinwest are entitled to elect to receive $3.30 cash (to the aggregate amount of cash available) or $0.3251 of a Trust Unit or a combination of cash and Trust Units.

In connection with the acquisition of the oil and gas interests owned by Kinwest's joint venture partner for a purchase price of $25.35 million, the joint venture partner may elect to receive a maximum of $12.3 million in cash and a minimum of $6.8 million, with the balance payable in Trust Units at a deemed price of $10.15.

In both of the transactions, one-half of a warrant will be issued for each Trust Unit issued. The warrants will entitle the holders thereof to acquire one Trust Unit of the Trust at an exercise price of $10.65 for a period of one year from the effective date of the Plan of Arrangement.

All of the assets of Kinwest and its joint venture partner were evaluated by Gilbert Laustsen Jung Associates Ltd. in an independent report effective October 1, 2001 (the "GLJ Report").

The GLJ Report assigned the following aggregate reserves to the Kinwest and joint venture assets using GLJ's January 1, 2002 escalated price forecast:

	Proved Producing	Total Proved	Proved + Probable	Proved + 1/2 Probable
Oil (mmbbl)	4.40	5.85	8.70	7.28
Gas (bcf)	2.46	3.08	4.17	3.63
NGL (mmbbl)	0.05	0.06	0.08	0.07
Total (mmboe)	4.86	6.42	9.48	7.95

Note: Numbers may not add due to rounding

The GLJ report assumed 2002 commodity prices of US$20 per barrel and C$3.95 per thousand cubic feet. Subsequent to the date of the GLJ Report, Kinwest has completed certain capital projects which were not covered by the report.

The assets to be acquired by APF include interests in Southeast Saskatchewan at Macoun, Handsworth, Workman and Alameda and are all proximate to existing APF operations. The acquisition will increase APF's total daily production from approximately 7,000 boe to over 9,000 boe.

The boards of directors of APF, Kinwest and the joint venture partner have approved the proposed transactions, and the board of directors of Kinwest has resolved unanimously to recommend to its shareholders that they accept the APF offer. Kinwest anticipates forwarding an information circular to its shareholders on or about May 3, 2002. The transactions are subject to regulatory approval.

The officers and directors of Kinwest have executed lock-up agreements representing approximately 35.3% of the fully-diluted outstanding securities of Kinwest, under which they have agreed to deposit and not withdraw their shares under the offer. The board of directors of Kinwest has also agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Kinwest.

The cash portion of the transaction of up to $18.9 will be funded by APF's available credit facilities and together with APF's capital program for the balance of 2002 would fully utilize the proceeds raised by APF in the $32 million equity issue it completed on February 13, 2002.

The acquisitions have the following attributes:

- Operated, high quality producing light crude oil assets concentrated in Southeast Saskatchewan and synergistic with APF's current operations in the area
- Accretive to cash flow per unit and reserve life index
- Price per flowing barrel of oil equivalent ("boe"), based on current daily production of 2,100 boe: $27,143
- Price per boe in the ground, based on 7.95 million boe of reserves (established): $7.17
- Cash flow multiple, based on $12.2 million of cash flow (pre capital expenditures) for 2002: 4.67 times
- Reserve life index: 10.4 years
- Approximately 30,000 net undeveloped acres of land and an extensive proprietary seismic database
- 81% of the established reserves are "proven".

Closing is expected to occur on or about May 29, 2002.

APF has also announced the appointment of Steven Cloutier to the position of President of APF Energy Inc., replacing Martin Hislop, who will remain as Chief Executive Officer. Steven Cloutier is presently Executive Vice-President and Chief Operating Officer.

6. Reliance on Section 146(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

   Not Applicable

7. Omitted Information:

   Not Applicable

8. Senior Officer: Steven G. Cloutier
   Executive Vice-President and Chief Operating Officer
   APF Energy Management Inc.
   Suite 2100, 140 – 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

9. The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 24th day of April, 2002.

(Signed) "Martin Hislop"
Chief Executive Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act*, Alberta, Section 75(2) of the *Securities Act*, Ontario, Section 81(2) of the *Securities Act*, Nova Scotia, Section 67(1) of the *Securities Act*, British Columbia, Section 84(1)(b) of the *Securities Act*, Saskatchewan, Section 76(2) of the *Securities Act, 1990*, Newfoundland.

1. Reporting Issuer:

   APF Energy Trust ("Trust")

   Address: Suite 2100, 144 - 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

2. Date of Material Change:

   February 13, 2002

3. Publication of the Material Change:

   News Release issued: February 13, 2002
Canada Newswire

4. Summary of Material Change:

   The Trust has closed a new issue of 3,250,000 Trust Units at $9.75 per Trust Unit for gross proceeds of $31,687,500 in accordance with a final Prospectus filed with securities regulators across Canada.

5. Full Description of Material Change:

   The Trust has closed a new issue of 3,250,000 Trust Units at $9.75 per Trust Unit for gross proceeds of $31,687,500 in accordance with a final Prospectus filed with securities regulators across Canada. The issue was completed on an underwritten basis by a syndicate led by Scotia Capital Inc. and including CIBC World Markets Inc., National Bank Financial Inc., Research Capital Corporation, TD Securities Inc. and Dundee Securities Corporation.

   The Trust will use the net proceeds of the offering to make payment to APF Energy Inc. for a royalty on properties acquired, to provide working capital to APF Energy Inc., to be used initially to reduce the bank debt of APF Energy Inc. and ultimately to finance

APF Energy Inc.'s ongoing capital expenditure requirements relating to property acquisitions and development programs.

Closing occurred on February 13, 2002.

6. Reliance on Section 146(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

   Not Applicable

7. Omitted Information:

   Not Applicable

8. Senior Officer:

   Steven G. Cloutier
   Executive Vice-President and Chief Operating Officer
   APF Energy Management Inc.
   Suite 2100, 140 – 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

9. The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 13th day of February.

(Signed) "Steven G. Cloutier"
Steven G. Cloutier
Executive Vice-President and
Chief Operating Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act*, Alberta, Section 75(2) of the *Securities Act*, Ontario, Section 81(2) of the *Securities Act*, Nova Scotia, Section 67(1) of the *Securities Act*, British Columbia, Section 84(1)(b) of the *Securities Act*, Saskatchewan, Section 76(2) of the *Securities Act, 1990*, Newfoundland.

1. Reporting Issuer:

   APF Energy Trust ("Trust")

   Address: Suite 2100, 144 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

2. Date of Material Change:

   January 24, 2002

3. Publication of the Material Change:

   News Release issued: January 24, 2002
   Canada Newswire

4. Summary of Material Change:

   The Trust has entered into an underwriting agreement with Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., Research Capital Corporation, TD Securities Inc. and Dundee Securities Corporation as underwriters, for the sale of 2,600,000 Trust Units at $9.75 per Trust Unit. The Trust has also granted to the underwriters an option to acquire 650,000 Trust Units on the same terms, exercisable 48 hours before the date of closing. A preliminary prospectus was filed with securities regulators across Canada and a receipt obtained January 25, 2002.

5. Full Description of Material Change:

   The Trust has entered into an underwriting agreement with Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., Research Capital Corporation, TD Securities Inc. and Dundee Securities Corporation as underwriters, for the sale of 2,600,000 Trust Units at $9.75 per Trust Unit. The Trust has also granted to the underwriters an option to acquire 650,000 Trust Units on the same terms, exercisable 48 hours before the date of closing. A preliminary prospectus was filed with securities regulators across Canada and a receipt obtained January 25, 2002.

The net proceeds of the offering will be used by the Trust to pay for a royalty on oil and gas properties previously acquired by APF Energy Inc. and to provide working capital to APF Energy Inc., initially to reduce the bank debt of APF Energy Inc.

Closing is expected to occur on or about February 13 , 2002.

6. Reliance on Section 118(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

   Not Applicable

7. Omitted Information:

   Not Applicable

8. Senior Officer:

   Steven G. Cloutier
   Executive Vice-President and Chief Operating Officer
   APF Energy Management Inc.
   2100, 144 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

9. The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 28th day of January, 2002.

(Signed) "Steven G. Cloutier"
Executive Vice-President and
Chief Operating Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.